                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16

                                      UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF AUGUST 2005

                         Commission File Number 1-15114

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
                               (Registrant's name)

                      SUITE 355, 10333 SOUTHPORT ROAD S.W.
                        CALGARY, ALBERTA, CANADA T2W 3X6
                    (Address of principal executive offices)

     1.   Report on Voting Results;

     2.   Form 52-109F2 - Certificate of Interim Filings (CEO);

     3.   Form 52-109F2 - Certificate of Interim Filings (CFO);

     4.   Interim Financial Statements for the period ending June 30, 2005;

     5.   MD&A for the period ending June 30, 2005;

     6.   Annual Information Form;

     7.   Material Contract - Security Agreement dated January 1, 2005;

     8.   Material Contract - Purchase Agreement dated January 1, 2005; and

     9.   Material Contract - Loan and Security Agreement dated June 15, 2005.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F   X   Form 40-F
                                  -----           -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes       No   X
                                   -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Anthony Clark International Insurance Brokers Ltd., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 12, 2005

ANTHONY CLARK INTERNATIONAL
INSURANCE BROKERS LTD.


By: "Joseph Giuffre"
    ---------------------------------
Joseph P. Giuffre
Director and Corporate Secretary

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

August 19, 2005

To: British Columbia, Alberta and Ontario Securities Commissions

                            REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual and special general meeting of shareholders (the "AGM") of Anthony Clark International Insurance Brokers Ltd. (the "Company") held on August 15, 2005.

1.   Appointment and Remuneration of Auditors

     At the AGM, the shareholders were asked to approve the appointment of D&H Group LLP as the Company's auditor and to authorize the directors to fix the auditor's remuneration. According to proxies received and vote by show of hands, D&H Group LLP was appointed as the Company's auditor and the directors were authorized to fix the auditor's remuneration based on the following results:

VOTES FOR   VOTES WITHHELD
---------   --------------
2,042,001          0

2.   Determination of Number of Directors

     At the AGM, the shareholders were asked to determine the number of directors of the Company at six (6). According to proxies received and following a vote by show of hands, the determination of the number of directors of the Company was approved with the following results:

VOTES FOR    VOTES AGAINST
---------   --------------
2,042,001          0

3.   Election of Directors

     At the AGM, management of the Company presented to the shareholders its nominees for directors. There was a nomination from the floor and were seven nominees for the six directors' positions. According to a vote by ballot, the first six persons indicated below with the highest number of votes were elected as directors of the Company:

NOMINEE              VOTES FOR   VOTES WITHHELD
-------              ---------   --------------
Primo Podorieszach   2,042,001            0

Tony Consalvo        2,042,001            0

Douglas Farmer       2,032,001       10,000

NOMINEE              VOTES FOR   VOTES WITHHELD
-------              ---------   --------------
Thomas Milley        2,042,001              0

Joseph Giuffre       2,042,001              0

Normand Cournoyer    2,029,491         12,510

Richard Harris          22,510      2,019,491

4.   Approval of Shareholders' Rights Plan

     At the AGM, the shareholders were asked to approve, ratify and confirm the Shareholders' Rights Plan adopted by the Board of Directors of the Company on July 3, 2001 and approved by the Shareholders of the Company at the Annual General Meeting of Shareholders held on August 20, 2001, as more particularly described in the Company's Information Circular dated July 11, 2005. According to proxies received and following a vote by show of hands, the Shareholders' Rights Plan was approved, ratified and confirmed with the following results:

VOTES FOR   VOTES AGAINST
---------   -------------
2,036,561       5,440

                                  FORM 52-109F2
                        CERTIFICATION OF INTERIM FILINGS

I, Primo Podorieszach, the Chief Executive Officer, certify that:

1. I have reviewed the interim filings (as this term in defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Anthony Clark International Insurance Brokers Ltd. (the "Issuer") for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which is was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

     (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 12, 2005.


"Primo Podorieszach"
-------------------------------------
Primo Podorieszach
Chief Executive Officer

                                  FORM 52-109F2
                        CERTIFICATION OF INTERIM FILINGS

I, Mahesh Bhatia, the Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term in defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Anthony Clark International Insurance Brokers Ltd. (the "Issuer") for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which is was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

     (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 12, 2005.


"Mahesh Bhatia"
-------------------------------------
Mahesh Bhatia
Chief Financial Officer

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
INTERIM CONSOLIDATED BALANCE SHEETS

                                                                    JUNE 30,     MARCH 31,
                                                                      2005          2005
                                                                  -----------   -----------
                                                                  (UNAUDITED)    (AUDITED)
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                                      $   552,281   $   401,944
   Accounts receivable                                              1,834,049     1,708,085
   Prepaid expenses                                                   166,785       221,705
                                                                  -----------   -----------
                                                                    2,553,115     2,331,734
Note receivable (note 6)                                              183,840       181,440
Due from director (note 6)                                             40,000        40,000
Computer systems and office equipment                                 365,918       399,442
Customer accounts                                                   5,381,454     5,678,499
Goodwill                                                           12,670,181    12,525,334
Deferred financing costs (note 1)                                   2,677,757            --
Non-competition agreements                                            688,662       705,890
                                                                  -----------   -----------
                                                                  $24,560,927   $21,862,339
                                                                  ===========   ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Accounts payable and accrued liabilities                       $ 1,770,737   $ 1,507,553
   Current portion of long term-debt (note 2)                         872,168            --
   Demand loans                                                            --    17,525,064
   Current portion of obligations under capital leases (note 3)        12,611        20,735
   Income taxes payable                                               120,428        63,877
                                                                    2,775,944    19,117,229
                                                                  -----------   -----------
Obligations under capital leases (note 3)                              16,945        19,231
Long-term debt (note 2)                                            19,440,540            --
Future income taxes                                                   298,743       316,910
                                                                  -----------   -----------
                                                                   22,532,172    19,453,370
                                                                  -----------   -----------
Commitments (note 7)
Share capital (note 4)                                              9,895,142     9,895,142
Contributed surplus (note 5)                                        1,333,703       667,585
Cumulative translation adjustments                                    (21,008)      (29,120)
Deficit                                                            (9,179,082)   (8,124,638)
                                                                  -----------   -----------
                                                                    2,028,755     2,408,969
                                                                  -----------   -----------
                                                                  $24,560,927   $21,862,339
                                                                  ===========   ===========

Segmented information (note 9)
Subsequent event (note 10)
See accompanying notes to unaudited interim consolidated financial statements.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(UNAUDITED)

                                                       FOR THE THREE MONTHS ENDED JUNE 30,
                                                       -----------------------------------
                                                               2005           2004
                                                           ------------   ------------
Revenue                                                    $  3,433,595   $  2,516,206
                                                           ------------   ------------
Expenses:
   Salaries and wages                                         2,222,251      1,785,236
   Rent                                                         237,849        154,903
   General and administrative                                   660,485        416,735
                                                           ------------   ------------
                                                              3,120,585      2,356,874
                                                           ------------   ------------
Earnings before interest, taxes, depreciation and
   amortization                                                 313,010        159,332
   Interest and financing costs (note 8)                       (908,194)      (287,694)
                                                           ------------   ------------
Earnings (loss) before depreciation and amortization           (595,184)      (128,362)
   Depreciation and amortization                               (420,877)      (188,918)
                                                           ------------   ------------
Earnings (loss) before income taxes                          (1,016,061)      (317,280)
   Income taxes:
   Current                                                      (56,551)            --
   Future                                                        18,168        (41,577)
                                                           ------------   ------------
                                                                (38,383)       (41,577)
                                                           ------------   ------------
Net earnings (loss)                                          (1,054,444)      (358,857)
Deficit, beginning of period as previously reported          (8,124,638)    (3,502,196)
   Effect of change in accounting policy for:
      Stock based compensation                                       --       (152,288)
                                                           ------------   ------------
Deficit, end of period as restated                          ($9,179,082)   ($4,013,341)
                                                           ============   ============
Earnings (loss) per share, basic and diluted                     ($0.13)        ($0.05)
                                                           ============   ============

See accompanying notes to unaudited interim consolidated financial statements.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
(UNAUDITED)

                                                                     FOR THE THREE MONTHS ENDED JUNE 30,
                                                                     -----------------------------------
                                                                              2005          2004
                                                                          ------------   ----------
Cash flow from (used in) operating activities:
Net earnings (loss)                                                        ($1,054,444)   ($358,857)
Adjustments to reconcile net cash provided by operating activities
   Depreciation and amortization                                               420,877      188,918
   Amortization of deferred financing costs and loan discounts                  17,157       64,072
   Loss on disposal of computer equipment                                        9,468           --
   Future income taxes                                                         (18,168)      41,577
                                                                          ------------   ----------
                                                                              (625,110)     (64,290)
Changes in non-cash working capital accounts:
   Accounts receivable                                                        (259,528)    (116,400)
   Prepaid expenses                                                             87,919     (150,364)
   Accounts payable and accrued liabilities                                     79,782      437,681
                                                                          ------------   ----------
                                                                              (716,937)     106,627
                                                                          ------------   ----------
Cash flow from (used in) financing activities:
   Repayment of long-term debt                                              (7,773,953)     (98,102)
   Proceeds from long-term debt                                             10,318,878           --
   Share issue costs                                                                --       (1,974)
   Financing costs paid                                                     (1,722,143)    (531,596)
   Restricted cash                                                                  --         (473)
                                                                          ------------   ----------
                                                                               822,782     (632,145)
                                                                          ------------   ----------
Cash flow from (used in) investing activities:
   Additions to computer systems and office equipment                           (1,119)     (26,328)
                                                                          ------------   ----------
                                                                                (1,119)     (26,328)
                                                                          ------------   ----------
Effect of foreign exchange                                                      45,611       16,079
                                                                          ------------   ----------
Increase (decrease) in cash during the period                                  150,337     (535,768)
Cash and cash equivalents, beginning of period                                 401,944    1,989,663
                                                                          ------------   ----------
Cash and cash equivalents, end of period                                  $    552,281   $1,453,895
                                                                          ============   ==========
Cash and cash equivalents is comprised of:
      Cash                                                                $    552,281   $1,231,436
      Term deposits                                                                 --      222,459
                                                                          ------------   ----------
                                                                          $    552,281   $1,453,895
                                                                          ============   ==========
Supplemental cash flow information:
      Interest paid                                                       $    399,510   $  247,832
                                                                          ============   ==========

See accompanying notes to unaudited interim consolidated financial statements.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2005
(Expressed in Canadian dollars)
(unaudited)

Anthony Clark International Insurance Brokers Ltd.'s (the "Company") primary business activity involves the operation of general insurance brokerages in Canada and the United States. Shares of the Company trade on the Toronto Stock Exchange ("TSE") under the symbol "ACL" and on the NASDAQ OTC under the symbol "ACKBF". The Company conducts its business in the United States through its wholly-owned subsidiary Addison York Insurance Brokers Ltd. ("Addison"). Revenues are attributed to geographic areas based on the location of resources producing the revenues.

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. The financial information included herein is unaudited. The interim consolidated financial statements follow the same accounting policies and methods of applications as the most recent annual consolidated financial statements for the year ended March 31, 2005. As the interim consolidated financial statements do not contain all the disclosures required in annual financial statements, they should be read in conjunction with the Company's March 31, 2005 audited annual consolidated financial statements.

1.   DEFERRED FINANCING COSTS

                            June 30,    March 31,
                              2005         2005
                           ----------   ---------
Cost                       $2,694,662      $--
Accumulated amortization      (16,905)      --
                           ----------      ---
                           $2,677,757      $--
                           ----------      ---

2.   LONG-TERM DEBT

                                                               June 30,     March 31,
                                                                 2005          2005
                                                             -----------   ------------
Term loan (U.S.$ 8,027,000) with interest at
   the prime rate of interest plus 6.25% per annum,
   but not less than 12% per annum payable monthly.
   Principal repayment is based on an excess cash
   availability formula. The loan matures on June 15, 2010
   and is collateralized by a pledge of all assets of  the   $ 9,838,022   $         --
   Company.

Due on demand (U.S.$ 3,500,000) with interest at the prime
   rate of interest plus 8% per annum, with interest only
   payments until March 24, 2005 and then repayable in
   monthly payments of approximately $ 95,000 including
   principal and interest, due on March 22, 2011 and
   collateralized by a pledge of all assets of the Company
   and cash held in escrow.                                           --      4,233,600

   Cash held in escrow (U.S.$ 500,000)                                --       (609,306)
                                                             -----------   ------------
                                                                      --      3,624,294
                                                             -----------   ------------

Due on demand (U.S.$ 2,901,558) with interest at the prime
   rate of interest plus 2% per annum, with interest only
   payments until June 14, 2006 and then repayable in
   monthly payments of $ 103,446 including principal and
   interest, due on June 14, 2009 and collateralized by a
   pledge of all assets of the Company.                               --      3,509,728

Note payable (U.S.$ 3,250,000) with interest at 14%
   per annum, with interest only payments, due on
   August 31, 2008 and collateralized by a pledge
   of certain assets of the Company.                           3,983,200      3,931,200

Note payable (U.S.$ 856,597) with interest at 7% per
   annum and repayable in monthly payments of
   $ 23,951 including principal and interest, due on
   August 31, 2009 and collateralized by a pledge of
   certain assets of the Company.                              1,049,845      1,089,241

Note payable (U.S.$ 1,155,000) with interest at 8% per
   annum and repayable in monthly payments of $ 28,328
   including principal and interest, that do not begin
   until January 1, 2008, due on December 31, 2012 and
   collateralized by a pledge of certain assets of the
   Company.                                                    1,415,569      1,397,088

Note payable (U.S.$ 3,284,982) to a trust of which an
   officer of the Company's subsidiary is a trustee, with
   interest at 7% per annum and repayable in monthly
   payments of $ 49,366 including principal and interest,
   due on September 30, 2013 and collateralized by a
   pledge of certain assets of the Company. No payments
   have been made since August 2004 as the lending
   agreement provides for secession of payments based on
   available working capital.                                $ 4,026,072   $  3,973,513
                                                             -----------   ------------
                                                              20,312,708     17,525,064
Current portion                                                 (872,168)   (17,525,064)
                                                             -----------   ------------
                                                             $19,440,540   $         --
                                                             ===========   ============

     On June 15, 2005, the Company closed a U.S.$ 25,000,000 ($ 30,750,000)
     secured debt financing arrangement with United States lenders, Bridge Healthcare Finance, LLC and Bridge Opportunity Finance, LLC (collectively, the "Lenders") whereby the Lenders have agreed to provide a U.S.$ 25,000,000 ($ 30,750,000) five year term loan facility (the "Facility") to the Company.

     The Company can borrow an aggregate amount, not to exceed at any time outstanding, three times the trailing twelve month adjusted Earnings Before Interest, Income taxes, Depreciation and Amortization ("EBITDA"). The Facility will mature on June 15, 2010. Principal repayments are based upon an excess cash flow availability formula. Interest is payable monthly calculated at the rate of prime plus 6.25% per annum, but at no time less than 12% per annum, with an effective rate reduction of 1.5% and 2.5% for new equity raised of U.S.$ 3.0 million and U.S.$ 5.0 million respectively. As additional consideration for providing the Facility, the Company has issued the Lenders a total of 1,439,128 warrants exercisable to purchase 1,439,128 common shares at a price of $ 0.80 per share until June 15, 2010.

     The Facility has been fully guaranteed and collateralized by the Company.

     The initial term loan proceeds of U.S.$ 7,527,105 were used to repay the credit facilities that were in default as of March 31, 2005 in the amount of U.S.$ 6,458,460, and pay the costs of U.S.$ 1,515,000 incurred in relation to the Facility. Additional legal costs of $134,062 have been incurred in relation to the Facility. On June 30, 2005, the Company was advanced an additional US$500,000 under the Facility for working capital. The balance of the Facility may only be used to fund permitted acquisitions within the United States.

     The aggregate maturities of long-term debt for the five years subsequent to June 30, 2005 are as follows:

2006              $   872,168
2007                  614,818
2008                  776,801
2009                4,939,734
2010 and beyond    13,109,187
                  -----------
                  $20,312,708
                  -----------

3.   OBLIGATIONS UNDER CAPITAL LEASES

                                                            June 30,   March 31,
                                                              2005        2005
                                                            --------   ---------
Obligation under capital lease, bearing interest at 9.78%
   per annum and secured by the assets under lease          $ 11,073   $ 12,444

Obligation under capital lease, bearing interest at 15%
   per annum and secured by the assets under lease            18,483     27,522
                                                            --------   --------
                                                              29,556     39,966
Current portion                                              (12,611)   (20,735)
                                                            --------   --------
                                                            $ 16,945   $ 19,231
                                                            ========   ========

4.   SHARE CAPITAL

     Common Shares

     Authorized
        Unlimited common shares without par value

                              2005
                     ----------------------
                       Shares      Amount
                     ---------   ----------
Issued

March 31, 2005 and
   June 30, 2005     7,955,153   $9,895,142
                     ---------   ----------

     The normal course issuer bid expired May 19, 2005. The Company did not repurchase any of its shares during the quarter ended June 30, 2005.

     Share Purchase Warrants

     A summary of the Company's share purchase warrants outstanding and exercisable as at June 30, 2005, and changes related thereto, is as follows:

                                        Exercise
                          Outstanding     Price
                          -----------   --------
Balance, March 31, 2005      263,098      $1.60
Issued                     1,439,128       0.80
                           ---------      -----
Balance, June 30, 2005     1,702,226      $0.92
                           ---------      -----

     The share purchase warrants exercisable at $1.60 per warrant expire February 28, 2006 and the share purchase warrants exercisable at $.80 expire June 15, 2010. No share purchase warrants were exercised during the quarter ended June 30, 2005.

     The fair value of the share purchase warrants issued in the quarter has been accounted for as Deferred Financing Costs ($666,118).

     The fair value of share purchase warrants issued to Bridge was estimated on the date of award using the Black-Scholes option pricing model with the following assumptions:

                            2005
                          -------
Risk-free interest rate       2.6%
Estimated volatility           67%
Expected lives            5 years

     The average fair value of share purchase warrants issued during the June 30, 2005 quarter, as calculated using the Black-Scholes option pricing model, was $0.46 per share purchase warrant.

     The Black-Scholes option pricing model was developed for use in estimating the fair value of stock options that have no vesting provisions and are fully transferable. Also, option pricing models require the use of estimates and assumptions including expected volatility. The Company uses expected volatility rates which are based upon historical volatility rates. Changes in the underlying assumptions can materially affect these fair value estimates.

5.   STOCK-BASED COMPENSATION

     The Company has an incentive stock option plan which provides for the award of stock options to directors, officers, employees and consultants. A maximum of 1,309,811 common shares are reserved under the plan. The terms and exercise prices of all stock option awards are determined by the directors at the time of issue. All stock options awarded prior to March 31, 2001 vested immediately. Stock options awarded during the year ended March 31, 2002 vest over periods of up to five years. All stock options awarded during the years ended March 31, 2004 and 2005 vested immediately.

     There was no change in stock options during the quarter ended June 30, 2005.

                                          Weighted
                              Number of    average
                               options      price
                              ---------   --------
Outstanding,
March 31, and June 30, 2005   1,290,411     $1.00
                              =========     =====
Exercisable,
March 31, and June 30, 2005   1,277,411     $1.00
                              =========     =====

     The following table sets forth information relating to stock options outstanding as at June 30, 2005:

                               Number       Weighted                   Number
                            outstanding     average     Weighted-    exercisable   Weighted
              Range of          at         remaining     average         at         average
              exercise        June 30,    contractual    exercise     June 30,     exercise
Expiry         prices           2005          life        price         2005         price
--------   --------------   -----------   -----------   ---------   ------------   --------
10/26/06            $1.00      431,000        1.33        $1.00         420,500      $1.00
03/18/07             1.15        5,000        1.71         1.15           2,500       1.15
08/29/08             0.81      319,411        3.17         0.81         319,411       0.81
08/29/08             1.00       15,000        3.17         1.00          15,000       1.00
08/05/09             1.10      505,000        4.08         1.10         505,000       1.10
08/16/09             1.25       15,000        4.08         1.25          15,000       1.25
           --------------    ---------        ----        -----       ---------      -----
           $0.81 to $1.25    1,290,411        2.92        $1.00       1,277,411      $1.00
           ==============    =========        ====        =====       =========      =====

6.   RELATED PARTY TRANSACTIONS

     The Company enters into transactions with related parties from time to time in the normal course of business. Related party transactions are measured at the exchange amount, being the amount of consideration established and agreed to between the related parties, unless otherwise noted.

     The amount due from an officer and director bears interest at the Royal Bank of Canada's prime rate of interest and is collateralized by a pledge of marketable securities and a pledge of other personal assets. The amount is repayable on demand but the Company does not anticipate requesting full repayment during the 2006 fiscal year.

     Two directors are also partners with law partnerships. During the quarter the Company incurred $68,284 (2004 - $54,975) of legal fees with these law partnerships.

     The amount due from a corporation controlled by an officer of the subsidiary is due on demand, does not bear interest and is denominated in U.S. dollars (U.S.$150,000). The amount due is collateralized by a pledge of assets.

     Included in accounts payable and accrued liabilities is $227,781 (2004 - $
     Nil) of accrued interest due to a corporation controlled by an officer of the subsidiary.

     The Company processes certain of its insurance policy sales through facilities owned by an officer of the subsidiary. During the quarter the Company processed $667,269 (2004 - $723,244) of revenue through this arrangement, incurred payroll costs, rent and overhead of $649,316 (2004 - $826,379) and paid for the purchase of office equipment of $9,405 (2004 - $13,925). Accounts receivable includes $69,190 (2004 -$121,783) in connection with this arrangement.

     Effective June 24, 2005, the officer of the subsidiary is no longer employed by the Company and therefore is no longer a related party.

7.   COMMITMENTS

     The Company leases office premises under operating leases that expire at various dates during the 2006 through 2008 fiscal years. The Company's minimum lease payments under the agreements are as follows:

2006   $617,367
2007    139,152
2008     11,058
       --------
       $767,577
       ========


8.   INTEREST AND FINANCING COSTS

                                                 June 30,   June 30,
                                                   2005       2004
                                                 --------   --------
CANADIAN OPERATIONS
   Interest on obligations under capital lease   $    276        396
                                                 --------   --------
U.S. OPERATIONS
   Interest and loan fees on long-term debt       890,454    253,538
   Amortization of financing costs                 17,156     31,878
   Interest on obligations under capital lease        308      1,882
                                                 --------   --------
                                                  907,918    287,298
                                                 --------   --------
                                                 $908,194   $287,694
                                                 ========   ========

     Early payment fees related to Oak Street and FCC loan facilities are included in interest and loan fees on long term debt ($336,655) for June 30, 2005.

9.   SEGMENT DISCLOSURES

     The Company operates in two geographic regions, Canada and the United States. There were no inter-segment transactions during the reporting periods:

                                    Three months ended June 30, 2005         Three months ended June 30, 2004
                                ---------------------------------------   --------------------------------------
Operating Segments                Canada         U.S.      Consolidated     Canada        U.S.      Consolidated
------------------              ----------   -----------   ------------   ----------   ----------   ------------
Revenue                         $1,205,959   $ 2,227,636   $ 3,433,595    $1,380,942    1,135,264   $ 2,516,206
Net earnings                        71,898    (1,126,342)   (1,054,444)      112,713     (471,570)     (358,857)
Identifiable assets              4,753,416    19,807,511    24,560,927     5,522,707   11,119,066    16,641,773
Additions to:
   Computer systems and
      office equipment                  --         4,122         4,122         3,593       22,735        26,328
   Goodwill                             --            --            --            --           --            --
Depreciation and amortization       62,477       358,400       420,877        66,826      122,092       188,918
Interest and financing costs           276       907,918       908,194           396      287,298       287,694
Computer systems and office
   equipment and goodwill        1,687,571    11,348,528    13,036,099     1,737,056    4,196,208     5,933,264

10.  SUBSEQUENT EVENT

     Subsequent to June 30, 2005, a legal proceeding has been filed against the Company by DKWS Enterprises, Inc. in relation to Vista, alleging, among other things, that US$583,500 is due and owing by the Company, breach of certain contractual obligations including a claim that the promissory note owing by the Company in respect of the acquisition of Vista is in default and is due and payable on demand and claiming damages according to proof and costs. The Company disagrees with the allegations and will take steps to defend itself should mediation be unsuccessful. The outcome of this claim is not determinable at this time therefore no amount has been provided for in these interim consolidated financial statements.

AUGUST 12, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis may contain forward looking statements and information. Forward looking statements are statements that are not historical fact and are generally identified by words such as "believe", "expects", "projects" and words of similar connotation. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict, and are usually beyond the control of management, that could cause actual results to be materially different from those expressed by these forward looking statements. Risks and uncertainties include, but are not limited to, risk with respect to general economic conditions, changes in the insurance marketplace, regulations and taxes, restrictive terms and conditions, coverage exclusions and higher prices in every line of insurance. Readers are cautioned not to place undue reliance on these forward looking statements.

The Company does not undertake to update or re-issue the forward looking statements that may be contained herein, whether as a result of new information, future events or otherwise.

OVERVIEW

Anthony Clark International Insurance Brokers Ltd.'s (the "Company") primary business activity involves the operation of general insurance brokerages in Canada and the United States. Shares of the Company trade on the Toronto Stock Exchange ("TSE") under the symbol "ACL" and on the NASDAQ OTC under the symbol "ACKBF". The Company, founded in 1989, has expanded through internal growth and acquisitions. The Company operates in two economic environments and revenues are attributed to geographic areas based on the location of resources producing the revenues.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended June 30, 2005, included elsewhere herein, and the audited consolidated financial statements and MD&A for the year ended March 31, 2005, included in the 2005 Annual Report to Shareholders. The unaudited interim consolidated financial statements for the three months ended June 30, 2005 and the audited consolidated financial statements are both prepared in accordance with Canadian generally accepted accounting principles. These filings along with the Company's Annual Information Form are available at www.sedar.com.

All amounts are in Canadian Dollars unless otherwise indicated.

2005 HIGHLIGHTS

     -    June 2005 - Closing of US$25.0 million Bridge term loan

     -    June 2005 - Repayment of FCC and Oak Street credit facilities

RESULTS OF OPERATIONS

REVENUE

The Company's revenue has increased to $3,433,595 for the quarter ending June 30, 2005 from $2,516,206 for the quarter ending June 30, 2004 (36.4%) primarily due to revenue generated from the new US acquisitions in Virginia and Illinois.

The Company's revenue has increased to $2,516,206 for the quarter ending June 30, 2004 from $1,385,414 for the quarter ending June 30, 2003 (81.6%) primarily due to revenue generated from US acquisitions.

EXPENSES

Salaries and wages have increased to $2,222,251 for the quarter ending June 30, 2005 from $1,785,236 for the quarter ending June 30, 2004 primarily due to salaries and wages of new US acquisitions in Virginia and Illinois, partially offset by cost reductions in one US division. Salaries and wages for quarter ending June 30, 2005 included approximately $133,000 of costs related to staff reductions.

Salaries and wages have increased to $1,785,236 for the quarter ending June 30, 2004 from $864,898 for the quarter ending June 30, 2003 primarily due to salaries and wages of US operations.

Rent increased to $237,849 for the quarter ending June 30, 2005 from $154,903 for the quarter ending June 30, 2004 primarily due to rent related to the new US acquisitions in Virginia and Illinois. Rent increased to $154,903 for the quarter ending June 30, 2004 from $75,503 for the quarter ending June 30, 2003 primarily due to rent related to the US operations.

General and administrative expenses increased to $660,485 for the quarter ending June 30, 2005, from $416,735 for the quarter ending June 30, 2004 mainly due to the inclusion of general and administrative expenses of new US acquisitions in Virginia and Illinois and legal expenses paid for the repayment of Oak Street and First Capital financing.

General and administrative expenses increased to $416,735 for the quarter ending June 30, 2004, from $219,433 for the quarter ending June 30, 2003 mainly due to the inclusion of general and administrative expenses of US operations (approximately $197,000), and an increase in insurance costs (approximately $9,000) for the Canadian operations.

EARNINGS FROM OPERATIONS BEFORE INTEREST AND FINANCING COSTS AND TAXES AND DEPRECIATION AND AMORTIZATION (EBITDA)

The Company's earnings increased from $159,332 (EBITDA) for the quarter ending June 30, 2004 to $313,010 (EBITDA) for the quarter ending June 30, 2005, primarily due to EBITDA generated from the new US acquisitions in Virginia and Ilinois and the benefit of cost reduction initiatives in its US operations. EBITDA as a percentage of revenue has increased from 6.3% for the quarter ending June 30, 2004 to 9.1% for the quarter ending June 30, 2005. EBITDA for quarter ending June 30, 2005 included costs of approximately $180,000 that have been eliminated, related to the new Bridge debt facility and staff reductions. Management continues to streamline the costs associated with its US operations and expects further EBITDA improvements in upcoming quarters from these adjustments together with the effect of new acquisitions.

The Company's earnings decreased from $244,728 (EBITDA) for the quarter ending June 30, 2003 to $159,332 (EBITDA) for the quarter ending June 30, 2004, primarily due to costs associated with its US operations. EBITDA as a percentage of revenue has decreased from 17.7% for the quarter ending June 30, 2003 to 6.3% for the quarter ending June 30, 2004. Management is taking steps to streamline the costs associated with its US operations and expects EBITDA improvements in upcoming quarters from these adjustments together with the effect of new acquisitions.

EBITDA is discussed and presented here as a non-Generally Accepted Accounting Principles measure because it is management's major performance indicator. EBITDA is reconciled to Net loss below.

RECONCILIATION OF EBITDA TO NET LOSS

Quarters ending June 30,                    2005          2004
--------------------------------------   -----------   ----------
Revenue                                  $ 3,433,595   $2,516,206
Earnings before the following (EBITDA)       313,010      159,332
Interest and Financing Costs                (908,194)    (287,694)
Depreciation and amortization               (420,877)    (188,918)
Income Taxes (expense) recovery              (38,383)     (41,577)
NET LOSS                                 $(1,054,444)  $ (358,857)

INTEREST AND FINANCING COSTS

                                                 JUNE 30,2005   JUNE 30, 2004
                                                 ------------   -------------
CANADIAN OPERATIONS
   Interest on obligations under capital lease     $    276        $    396
                                                   --------        --------
U.S. OPERATIONS
   Interest and loan fees on long-term debt         890,454         253,538
   Amortization of financing costs                   17,156          31,878
   Interest on obligations under capital lease          308           1,882
                                                   --------        --------
                                                    907,918         287,298
                                                   --------        --------
                                                   $908,194        $287,694
                                                   ========        ========

Early payment fees related to Oak Street and FCC loan facilities are included in interest and loan fees on long-term debt ($336,655) for June 30, 2005.

Depreciation and Amortization

Depreciation and amortization increased to $420,877 for the quarter ending June 30, 2005 from $188,918 for the quarter ending June 30, 2004, mainly due to the increased amortization resulting from the new acquisitions, primarily one division where the customer accounts are being amortized over 2 years.

Depreciation and amortization increased to $188,918 for the quarter ending June 30, 2004 from $70,569 for the quarter ending June 30, 2003. During the quarter ending June 30, 2004, the Deprecation and Amortization expense included an amount of $122,092 (2003 - $0) relating to US operations.

SUMMARY QUARTERLY INFORMATION

The following table summarizes the Company's key consolidated financial information for the last eight quarters.

     - Revenue increase starting in the December 2004 quarter was due to US acquisitions in Virginia, and Illinois for quarter ending March 31, 2005. Revenues from the new acquisitions are included from the closing date of the respective acquisitions.

     - EBITDA is defined as Earnings before interest, income taxes, and depreciation and amortization.

     - EBITDA is discussed and presented here as a non-Generally Accepted Accounting Principles measure because it is management's major performance indicator. EBITDA is reconciled to Net loss above.

     - EBITDA loss in the September 2003 quarter was primarily related to the legal judgment ($515,000) expensed in that quarter.

     - EBITDA loss in the September 2004 quarter was primarily related to the non-cash stock-based compensation ($411,275) expensed in that quarter.

     - EBITDA in the March 2005 quarter was primarily related to the US acquisitions in Virginia and Illinois.

     - Net earnings (loss) in the March 2005 quarter was primarily related to the impairment of deferred financing costs and unamortized loan discounts on reclassified long-term debt $2,539,697 (non-cash expenses).

                       MARCH 31,
                         2006                       MARCH 31, 2005                             MARCH 31, 2004
                      ----------   -----------------------------------------------   ---------------------------------
                         JUNE         MAR          DEC         SEPT         JUNE        MAR         DEC        SEPT
                      ----------   ----------   ---------   ----------   ---------   ---------   ---------   ---------
Revenues               3,433,595    4,872,382   3,146,777    2,528,979   2,512,206   2,828,346   2,035,137   1,220,662
EBITDA                   313,010    1,732,032      27,253     (394,456)    159,332     433,850      43,376    (463,452)
Net earnings (loss)   (1,054,444)  (2,079,926)   (974,156)  (1,057,215)   (358,857)    (54,305)   (629,271)   (411,961)
Earnings (loss) per
   share Basic and
   Diluted                 (0.13)       (0.26)      (0.12)       (0.13)      (0.05)      (0.01)      (0.08)      (0.05)

FINANCIAL CONDITION AND CHANGES IN FINANCIAL CONDITION

The Company's balance sheet as at June 30, 2005 as compared to March 31, 2005 reflects a net increase in working capital of $16,562,666 primarily due to repayment of the Oak Street and First Capital facility with the proceeds received from United States lenders, Bridge Healthcare Finance, LLC and Bridge Opportunity Finance, LLC ("Bridge") and reclassification of the remaining seller debt to long-term debt. Other major changes include a net increase in deferred financing costs of $2,677,757 related to the new debt financing, a net increase in long-term debt of $19,440,540 and a net decrease in shareholder's equity of $380,214, primarily due to an operating loss of $1,054,444 and the increase in contributed surplus in the amount of $666,118 related to the fair value of stock purchase warrants issued to Bridge.

FINANCIAL RESOURCES AND LIQUIDITY

At June 30, 2005, the Company had a working capital deficiency of $(222,829), obligations under capital leases of $16,945 and long-term debt of $19,440,540.

On June 15, 2005, the Company closed a U.S.$ 25,000,000 ($ 30,750,000) secured debt financing arrangement with United States lenders, Bridge Healthcare Finance, LLC and Bridge Opportunity Finance, LLC (collectively, the "Lenders") whereby the Lenders have agreed to provide a U.S.$ 25,000,000 ($ 30,750,000) five year term loan facility (the "Facility") to the Company.

The Company can borrow an aggregate amount, not to exceed at any time outstanding, three times the trailing twelve month adjusted Earnings Before Interest, Income Taxes, Depreciation and Amortization (EBITDA). The Facility will mature on June 15, 2010. Principal repayments are based upon an excess cash flow availability formula. Interest is payable monthly calculated at the rate of prime plus 6.25% per annum, but at no time less than 12% per annum, with an effective rate reduction of 1.5% and 2.5% for new equity raised of U.S.$ 3.0 million and U.S.$ 5.0 million respectively. As additional consideration for providing the Facility, the Company has issued the Lenders a total of 1,439,128 warrants exercisable to purchase 1,439,128 common shares at a price of $ 0.80 per share until June 15, 2010.

The Facility has been fully guaranteed and collateralized by the Company.

The initial term loan proceeds of U.S.$ 7,527,105 were used to repay the credit facilities that were in default as of March 31, 2005 in the amount of U.S.$ 6,458,460, and pay the costs of U.S.$ 1,515,000 incurred in relation to the Facility. On June 30, 2005, the Company was advanced an additional US$500,000 under the Facility for working capital. Additional legal costs of $134,062 have been incurred in relation to the Facility. The balance of the Facility may only be used to fund permitted acquisitions within the United States.

Shareholders' equity has decreased from $2,408,969 as at March 31, 2005 to $2,028,755 as at June 30, 2005 due primarily to the operating loss for the three month period ended June 30, 2005 of $1,054,444 primarily related to early payment fees paid to Oak Street and First Capital ($336,655), depreciation and amortization ($420,877), and the increase in contributed surplus in the amount of $666,118 related to the fair value of share purchase warrants issued to Bridge.

Shareholders' equity has decreased to $6,184,073 at June 30, 2004 from $6,498,097 as at March 31, 2004 mainly due to the loss for the quarter ending June 30, 2004, which included depreciation and amortization of $188,918.

The following table sets forth the Company's future contractual and long-term obligations as at June 30, 2005:

                                              Less than    1 - 3      3 - 5     More than
CONTRACTUAL OBLIGATIONS             Total       1 Year     Years      Years      5 years
-------------------------------   ---------   ---------   -------   ---------   ---------
Capital Lease Obligations            29,556     12,611     13,035       3,910          --
Operating Lease Obligations         767,577    617,367    150,210          --          --

LONG-TERM DEBT
Kabaker Family Trust              4,026,072    647,311    774,438     890,453   1,713,871
Schuneman Insurance Agency Inc.   1,415,569         --    117,536     519,936     778,097
Bridge Healthcare Funding         9,838,022         --         --          --   9,838,022
Emmett Lescroart                  3,983,200         --         --   3,983,200          --
Al Vinciguerra Ltd.               1,049,845    224,857    499,644     325,344          --

SHAREHOLDERS' EQUITY

Common Shares

Authorized

                   Unlimited common shares without par value.

                                                   2005
                                          ----------------------
                                            Shares      Amount
                                          ---------   ----------
Issued March 31, 2005 and June 30, 2005   7,955,153   $9,895,142
                                          ---------   ----------

The normal course issuer bid expired May 19, 2005. The Company did not repurchase any of its shares during the quarter ended June 30, 2005.

Share Purchase Warrants

     A summary of the Company's share purchase warrants outstanding and exercisable as at June 30, 2005, and changes related thereto, is as follows:

                                        Exercise
                          Outstanding     Price
                          -----------   --------
Balance, March 31, 2005      263,098      $1.60
Issued                     1,439,128       0.80
                           ---------      -----
Balance, June 30, 2005     1,702,226      $0.92
                           ---------      -----

     The share purchase warrants exercisable at $1.60 per warrant expire February 28, 2006 and the share purchase warrants exercisable at $.80 expire June 15, 2010. No share purchase warrants were exercised during the quarter ended June 30, 2005.

     The fair value of the share purchase warrants issued in the quarter has been accounted for as Deferred Financing Costs ($666,118).

     The fair value of share purchase warrants issued to Bridge was estimated on the date of award using the Black-Scholes option pricing model with the following assumptions:

                            2005
                          -------
Risk-free interest rate       2.6%
Estimated volatility           67%
Expected lives            5 years

     The average fair value of share purchase warrants issued during the June 30, 2005 quarter, as calculated using the Black-Scholes option pricing model, was $ 0.46 per share purchase warrant.

     The Black-Scholes option pricing model was developed for use in estimating the fair value of stock options that have no vesting provisions and are fully transferable. Also, option pricing models require the use of estimates and assumptions including expected volatility. The Company uses expected volatility rates which are based upon historical volatility rates. Changes in the underlying assumptions can materially affect these fair value estimates.

STOCK-BASED COMPENSATION

     The Company has an incentive stock option plan which provides for the award of stock options to directors, officers, employees and consultants. A maximum of 1,309,811 common shares are reserved under the plan. The terms and exercise prices of all stock option awards are determined by the directors at the time of issue. All stock options awarded prior to March 31, 2001 vested immediately. Stock options awarded during the year ended March 31, 2002 vest over periods of up to five years. All stock options awarded during the years ended March 31, 2004 and 2005 vested immediately.

There was no change in stock options during the quarter ended June 30, 2005.

                                          Weighted
                              Number of    average
                               options      price
                              ---------   --------
Outstanding,
March 31, and June 30, 2005   1,290,411     $1.00
                              =========     =====
Exercisable,
March 31, and June 30, 2005   1,277,411     $1.00
                              =========     =====

     The following table sets forth information relating to stock options outstanding as at June 30, 2005:

                               Number       Weighted                   Number
                            outstanding     average     Weighted-   exercisable   Weighted
              Range of           at        remaining     average         at        average
              exercise        June 30,    contractual    exercise     June 30,    exercise
 Expiry        prices           2005          life        price         2005        price
--------   --------------   -----------   -----------   ---------   -----------   --------
10/26/06            $1.00      431,000        1.33        $1.00        420,500      $1.00
03/18/07             1.15        5,000        1.71         1.15          2,500       1.15
08/29/08             0.81      319,411        3.17         0.81        319,411       0.81
08/29/08             1.00       15,000        3.17         1.00         15,000       1.00
08/05/09             1.10      505,000        4.08         1.10        505,000       1.10
08/16/09             1.25       15,000        4.08         1.25         15,000       1.25
           --------------    ---------        ----        -----      ---------      -----
           $0.81 to $1.25    1,290,411        2.92        $1.00      1,277,411      $1.00
           ==============    =========        ====        =====      =========      =====

RELATED PARTY TRANSACTIONS

The Company enters into transactions with related parties from time to time in the normal course of business. Related party transactions are measured at the exchange amount, being the amount of consideration established and agreed to between the related parties, unless otherwise noted.

The amount due from an officer and director bears interest at the Royal Bank of Canada's prime rate of interest and is collateralized by a pledge of marketable securities and a pledge of other personal assets. The amount is repayable on demand but the Company does not anticipate requesting full repayment during the 2006 fiscal year.

Two directors are also partners with law partnerships. During the quarter, the Company incurred $ 68,284 (2004 - $ 54,975) of legal fees with these law partnerships.

The amount due from a corporation controlled by an officer of the subsidiary is due on demand, does not bear interest and is denominated in U.S. dollars (U.S.$ 150,000). The amount due is collateralized by a pledge of assets.

Included in accounts payable and accrued liabilities is $227,781 (2004 - $ Nil) of accrued interest due to a corporation controlled by an officer of the subsidiary.

The Company processes certain of its insurance policy sales through facilities owned by an officer of the subsidiary. During the quarter the Company processed $ 667,269 (2004 - $ 723,244) of revenue through this arrangement, incurred payroll costs, rent and overhead of $ 649,316 (2004 - $ 826,379) and paid for the purchase of office equipment of $ 9,405 (2004 - $ 13,925). Accounts receivable includes $ 69,190 (2004 -$ 121,783) in connection with this arrangement.

Effective June 24, 2005, the officer of the subsidiary is no longer employed by the Company and therefore is no longer a related party.

SUBSEQUENT EVENT

Subsequent to June 30, 2005, a legal proceeding has been filed against the Company by DKWS Enterprises, Inc. in relation to Vista, alleging, among other things, that US$583,500 is due and owing by the Company, breach of certain contractual obligations including a claim that the promissory note owing by the Company in respect of the acquisition of Vista is in default and is due and payable on demand and claiming damages according to proof and costs. The Company disagrees with the allegations and will take steps to defend itself should mediation be unsuccessful. The outcome of this claim is not determinable at this time therefore no amount has been provided for in these interim consolidated financial statements.

CRITICAL ACCOUNTING POLICIES

CRITICAL ACCOUNTING POLICIES ARE DEFINED AS THOSE THAT ARE BOTH VERY IMPORTANT TO THE PORTRAYAL OF THE COMPANY'S FINANCIAL CONDITION AND RESULTS, AND REQUIRE MANAGEMENT'S MOST DIFFICULT, SUBJECTIVE OR COMPLEX JUDGMENTS. WE ARE REQUIRED TO MAKE CERTAIN ESTIMATES, JUDGMENTS AND ASSUMPTIONS THAT WE BELIEVE ARE REASONABLE BASED UPON AVAILABLE INFORMATION, HISTORICAL INFORMATION AND/OR FORECASTS. THESE ESTIMATES, JUDGMENTS AND ASSUMPTIONS AFFECT THE REPORTED AMOUNTS OF ASSETS AND LIABILITIES AT THE DATE OF THE FINANCIAL STATEMENTS AND THE REPORTED REVENUES AND EXPENSES DURING THE REPORTING PERIODS. ACTUAL RESULTS COULD DIFFER FROM THESE ESTIMATES. THE ACCOUNTING POLICIES WHICH MANAGEMENT BELIEVES ARE THE MOST CRITICAL TO AID IN FULLY UNDERSTANDING AND EVALUATING OUR REPORTED FINANCIAL RESULTS INCLUDE THOSE RELATING TO BUSINESS ACQUISITIONS AND ACCOUNTING FOR THE RESULTING CUSTOMER ACCOUNT, GOODWILL AND NON-COMPETITION AGREEMENTS, STOCK-BASED COMPENSATION AND INCOME TAXES

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use and fair value. In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

BUSINESS COMBINATIONS

Business acquisitions are accounted for using the purchase method whereby the fair value of consideration given is allocated to identifiable assets acquired and liabilities assumed. The results of operations and cash flows of an acquired business are included in the Company's financial statements from the date of acquisition. Where the consideration given is subject to contingent adjustment based on future periods' operating results, such adjustment is recognized in the period the contingency is resolved.

CUSTOMER ACCOUNTS

Acquired customer accounts are carried at cost less accumulated amortization. Amortization is provided on a straight-line basis over estimated useful lives of between two and seventeen years. The carrying value of customer accounts is periodically assessed for impairment in accordance with the Company's accounting policy for impairment of long-lived assets.

GOODWILL

Goodwill results from business combinations and represents the excess of the consideration given over the fair value of identifiable net assets acquired. Goodwill is not subject to amortization but is subject to an impairment test that is performed at least annually.

NON-COMPETITION AGREEMENTS

Non-competition agreements are secured at the time of business combinations and are recognized at their estimated fair value at the date of acquisition. Amortization is provided on a straight-line basis over their estimated useful lives of between six and ten years. Impairment is periodically assessed in accordance with the Company's policy for impairment of long-lived assets.

STOCK-BASED COMPENSATION

Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's stock, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate. The estimated fair value of awards of stock-based compensation are charged to expense as awards vest, with offsetting amounts recognized as contributed surplus.

INCOME TAXES

Income taxes are recorded using the liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the year. Future income tax assets and liabilities are recognized for the estimated income tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are recognized using enacted or substantively enacted income tax rates. Future income tax assets are recognized with respect to deductible temporary differences and loss carryforwards only to the extent their realization is considered more likely than not.

NOTICE TO READER

The accompanying unaudited interim financial statements of the Company for the three months ended June 30, 2005 have been prepared by management and approved by the audit committee. These statements have not been reviewed by the Company's external auditors.

Dated: August 12, 2005


"Primo Podorieszach"                    "Mahesh Bhatia"
-------------------------------------   ----------------------------------------
Primo Podorieszach                      Mahesh Bhatia
President and CEO                       Chief Financial Officer

ITEM 1 COVER PAGE

                      ANTHONY CLARK INTERNATIONAL INSURANCE
                                  BROKERS LTD.

                             ANNUAL INFORMATION FORM

                                 (FORM 51-102F2)

                   FOR THE FINANCIAL YEAR ENDED MARCH 31, 2005

                          (DATED AS AT AUGUST 2, 2005)

ITEM 2 TABLE OF CONTENTS

ITEM 1    COVER PAGE.......................................................    1
ITEM 2    TABLE OF CONTENTS................................................    2
ITEM 3    CORPORATE STRUCTURE..............................................    4
ITEM 4    GENERAL DEVELOPMENT OF THE BUSINESS..............................    4
ITEM 5    DESCRIBE THE BUSINESS............................................    6
ITEM 6    DIVIDENDS........................................................   13
ITEM 7    DESCRIPTION OF CAPITAL STRUCTURE.................................   13
ITEM 8    MARKET FOR SECURITIES............................................   14
ITEM 9    ESCROWED SECURITIES..............................................   14
ITEM 10   DIRECTORS AND OFFICERS...........................................   14
ITEM 11   PROMOTERS........................................................   17
ITEM 12   LEGAL PROCEEDINGS................................................   17
ITEM 13   INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS.......   17
ITEM 14   TRANSFER AGENTS AND REGISTRARS...................................   17
ITEM 15   MATERIAL CONTRACTS...............................................   17
ITEM 16   INTERESTS OF EXPERTS.............................................   18
ITEM 17   ADDITIONAL INFORMATION...........................................   18
ITEM 18   ADDITIONAL DISCLOSURE FOR COMPANIES NOT SENDING INFORMATION
             CIRCULARS.....................................................   18

                           FORWARD LOOKING STATEMENTS

Certain statements in this AIF constitute "forward-looking statements" that involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: the Company's limited operating history; under-capitalization; risks involving integration of acquisitions; unpredictability of future revenues; management of growth and integration; potential technological changes; the Company's dependence on key personnel; marketing relationships; reliance on third-party insurance companies; potential new businesses, competition and low barriers to entry; government regulations; security risks; and the other risks and uncertainties described under Risk Factors in this AIF. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. See "Risk Factors." Forward-looking statements are made based on management's belief, estimates and opinions on the date the statements are made and management assumes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. You are cautioned against placing reliance on forward-looking statements.

                            INCORPORATED BY REFERENCE

Incorporated by reference in this AIF is the Form 51-102F4 Business Acquisition Report dated April 14, 2005 (the "Business Acquisition Report") and the Audit Committee section on page 15 and 16 of the Company's Information Circular dated July 11, 2005 ("Information Circular") and Audit Committee Charter described on Schedule B of the Information Circular. A copy of the Business Acquisition Report and Information Circular may be obtained from SEDAR at www.sedar.com.

                                OTHER INFORMATION

All dollar amounts in this AIF are in Canadian dollars and in accordance with Canadian generally accepted accounting principles unless stated otherwise.

                                   DEFINITIONS

Certain terms used in this AIF are defined below:

"ADDISON YORK"                  a wholly owned U.S. subsidiary of the Company.

"COMPANY"                       means Anthony Clark International Insurance
                                Brokers Ltd. and its subsidiaries.

"COMMON SHARES"                 means common shares without par value in the
                                capital stock of the Company.

"GENERAL INSURANCE"             means insurance coverage comprising property and
                                casualty insurance.

"GENERAL INSURANCE BROKERAGE"   means an entity which employs Insurance Brokers
                                to act on behalf of its customers in seeking to
                                place General Insurance with any number of
                                Insurance Companies.

"INSURANCE AGENT"               means a person who is an employee of a
                                particular Insurance Company and represents only
                                that Insurance Company in the sale of insurance
                                policies.

"INSURANCE BROKER"              means an individual who works for a General
                                Insurance Brokerage and who is responsible for
                                assessing the needs of his clients, suggesting
                                levels of General Insurance coverage, if
                                appropriate, canvassing a number of Insurance
                                Companies which the General Insurance Brokerage
                                represents for the coverage requested, obtaining
                                price quotes or policy premium and placing
                                General Insurance coverage.

"INSURANCE COMPANIES" OR        means those entities which provide insurance
"INSURANCE COMPANY"             coverage, assess and provide the payment of any
                                insurance claims and pay commissions to
                                Insurance Brokers and Insurance Agents for
                                providing customer services and placing
                                insurance coverage with the Insurance Company.

"OTCBB"                         means the Nasdaq OTC Bulletin Board.

"TSX"                           means The Toronto Stock Exchange.

ITEM 3 CORPORATE STRUCTURE

ITEM 3.1 NAME, ADDRESS AND INCORPORATION

Anthony Clark International Insurance Brokers Ltd. (the "Company") is a Company amalgamated pursuant to the laws of Alberta, Canada. The Company's head office and principal business office is located at Suite 355, 10333 Southport Road, S.W., Calgary, Alberta, Canada T2W 3X6 and its telephone number is (403) 278-8811. The Company's registered office in Alberta is located at 1200, 1015 - 4th Street S.W., Calgary, Alberta, Canada T2R 1J4.

On April 1, 1996, the Company was amalgamated with six other companies under the Business Corporations Act (Alberta). The companies involved in the amalgamation were 393675 Alberta Inc., 487220 Alberta Inc., 537169 Alberta Inc., 582939 Alberta Inc., 537168 Alberta Inc., Global FGI Inc. (all Alberta companies) and Anthony Clark International Insurance Brokers Ltd. (which was a federal company incorporated on June 23, 1993, extra-provincially registered in the Province of Alberta on October 6, 1993, and continued into the jurisdiction of the Province of Alberta on March 18, 1996, for the purposes of the amalgamation). On February 28, 1999 the Company amalgamated with Mayfair Insurance Brokers Ltd., its wholly-owned subsidiary, to form the resulting Company. There have been no material amendments to the Articles or By-laws of the Company since February 28, 1999.

ITEM 3.2 INTERCORPORATE RELATIONSHIPS

The Company is a General Insurance Brokerage which conducts its insurance business in Alberta, Canada, California, Virginia, and Illinois, U.S.A. In Canada, it conducts its business through Anthony Clark International Insurance Brokers Ltd. and Heritage Hill Insurance Ltd. In the U.S., it conducts its business through Addison York Insurance Brokers Ltd., a wholly-owned Delaware subsidiary of the Company.

                                  (FLOW CHART)

ITEM 4 GENERAL DEVELOPMENT OF THE BUSINESS

ITEM 4.1 THREE YEAR HISTORY

On July 31, 2002, the Company completed a U.S.$5,000,000 revolving line of credit (the "Textron Facility") pursuant to a loan agreement dated July 31, 2002 between the Company and Textron Financial Company ("Textron"), as amended by an agreement dated April 3, 2003. The Textron Facility had an interest rate of the greater of (a) the Wall Street Journal prime rate plus 2.5% per annum, or (b) U.S.$10,000 per month. A commitment fee of $100,000 was paid on the closing date and is also required to be paid on the anniversary of the closing date each year. As collateral for the Textron Facility Textron, obtained a first charge over all of the assets of the Company.

On October 17, 2003, the Company acquired the net assets of DKWS Enterprises Inc. and the Kabaker Family Trust of July 1998, doing business as Vista International Insurance Brokers ("Vista"), a California based General Insurance Brokerage for purchase consideration of $6,117,633. The purchase was financed using cash and seller financing. The Vista acquisition is subject to contingent adjustment based on commission revenue earned in the second year. A further adjustment of 20% of the purchase consideration will be made based on a price calculation relating to the commission revenue in the fifth year after closing. This additional consideration cannot be reasonably estimated and will therefore be accounted for when the contingency is resolved.

On October 20, 2003, a termination and release agreement was executed with Textron Financial Corporation, which terminated the loan agreement and released all security documents.

On November 6, 2003, the Company executed a loan agreement (the "Paragon Loan") with Paragon Capital Corporation Ltd. ("Paragon") with loan proceeds of $2,100,000. The loan had a one-year term, with interest only payments, with interest at 2% per month. A commitment fee of $63,000 was paid to Paragon in connection with the Paragon Loan. The Paragon Loan was secured against all of the assets of the Company.

On November 6, 2003, the Company acquired the net assets of Johns Insurance Agency, Inc. ("Johns"), a California based General Insurance Brokerage for purchase consideration of $2,483,009. The purchase was financed using cash and seller financing.

On February 26, 2004, the Company completed the private placement and issuance of 263,098 Units (4,000 of these Units were issued as commission) at a price of $1.28 per Unit. The proceeds of the private placement amounted to $336,765, which was added to the Company's working capital. Each Unit consists of one common share and one common share purchase warrant (the "Warrant"). Each Warrant is exercisable to purchase an additional common share of the Company at a price of $1.60 per share for a period of 24 months from the closing date of the private placement, which may result in an additional $420,957 of proceeds to the Company.

On March 22, 2004, the Company completed a US$5,000,000 debt financing arrangement with Oak Street Funding ("Oak Street") whereby Oak Street agreed to provide a US$5,000,000 reducing revolving line of credit (the "Oak Street Facility") subject to a borrowing base formula. The Oak Street Facility had an interest rate of prime plus 8% per annum with interest only payments for a period of two years. The Oak Street Facility was required to be used to refinance the Paragon Loan, acquisitions of General Insurance Brokerages and related working capital and equipment needs and other purposes approved by Oak Street. The Oak Street Facility was secured against all of the assets of the Company, other than the collateral subject to future financing.

On March 22, 2004, the Paragon Loan was repaid with the proceeds received from the Oak Street Facility.

On May 31, 2004, the Company settled a previously outstanding legal proceeding for a cash payment of $450,000 (including legal costs) The judgment related to the Company's alleged failure to honor a stock option agreement dated October 1, 1998.

On June 14, 2004, the Company completed a U.S.$7,500,000 ($10,090,725) debt financing arrangement with First Capital Company, LLC ("FCC") whereby FCC will provide up to a U.S.$7,500,000 ($10,090,725) reducing revolving line of credit (the "FCC Facility") subject to a borrowing base formula. The FCC Facility had a maturity 5 years from the close of the transaction, with interest only payments during the first two years. The FCC Facility had a Wall Street Journal interest rate of prime plus 2% per annum. As collateral for the FCC Facility, FCC had a security interest in the assets of the Company acquired after June 14, 2004, in connection with any acquisition financed by FCC and a subsequent security interest in the assets of the Company, subject to certain permitted encumbrances. The FCC Facility was to be used to fund acquisitions of General Insurance Brokerages within the United States and provide working capital for the related acquisitions.

On August 31, 2004, the Company obtained US $3,250,000 ($4,192,500 CDN) in debt financing from Emmett Lescroart ("Emmett"), pursuant to an arrangement whereby Emmett agreed to provide a loan of up to US $3,250,000 ($4,192,500 CDN) (the "Emmett Facility") to purchase substantially all of the net assets of Al Vinciguerra Ltd., ("Vinciguerra") a Norfolk, Virginia area based General Insurance Brokerage . The Emmett Facility was fully drawn down on August 31, 2004, bears interest at a rate of 14% per annum, and requires the Company to make monthly interest only payments until 2008. The principal amount is due September 1, 2008. The Emmett Facility is secured by certain assets of the Company.

On September 8, 2004, the Company acquired Vinciguerra for purchase consideration of $8,978,354. The purchase was financed using the FCC Facility, the Emmett Facility and seller financing.

On January 12, 2005, the Company acquired the net assets of Schuneman Insurance Agency Inc. ("Schuneman"), a Sterling, Illinois based General Insurance Brokerage, for purchase consideration of $1,122,477. The purchase was financed using an existing FCC Credit Facility and seller financing.

On June 15, 2005, the Company completed a U.S.$25,000,000 ($30,750,000) secured debt financing arrangement (the "Bridge Facility") with United States lenders, Bridge Healthcare Finance, LLC and Bridge Opportunity Finance LLC (collectively, the "Lenders"). The Bridge Facility was used to repay the FCC and Oak Street Facilities and certain other obligations amounting to approximately U.S.$7.5 Million and the balance of the Bridge Facility will be used for working capital and to fund future acquisitions of General Insurance Brokerages within the United States.

The Bridge Facility will mature in five years and interest is payable monthly during the term of the loan. Principal is payable during the term of the loan based upon an excess cash flow availability formula. The Bridge Facility has an interest rate of prime plus 6.25% per annum, with an effective rate reduction of 1.5% and 2.5% for new equity raised of U.S.$3.0 Million and U.S.$5.0 Million respectively. As additional consideration for providing the Bridge Facility, the Company has issued the Lenders a total of 1,439,128 warrants exercisable to purchase 1,439,128 common shares of the Company at a price of $0.80 per share for a five-year period following the closing of the Bridge Financing. The Bridge Facility has been fully guaranteed and collateralized by the Company. For further information on the details of the debt financing arrangement see the "Subsequent Event" section in the Annual Report which is incorporated by reference in this AIF.

On June 15, 2005, the Oak Street and FCC facilities were repaid with proceeds of the Bridge facility.

ITEM 4.2 SIGNIFICANT ACQUISITIONS

During the year ended March 31, 2005, the Company acquired the net assets of Vinciguerra and Schuneman. See "Three Year History". For further information on the details of the acquisition see the Business Acquisitions Report and the "Results of Operations - Business Acquisitions" section in the Annual Report which are both incorporated by reference in this AIF.

ITEM 5 DESCRIBE THE BUSINESS

ITEM 5.1 GENERAL

The Company is engaged in the insurance business as a General Insurance Brokerage which employs Insurance Brokers to act on behalf of its customers in seeking to place general insurance coverage comprising property and casualty insurance with any number of Insurance Companies. Since inception, the Company has focused its efforts in Canada and all of its acquisitions to acquire other General Insurance Brokerages have been in the Province of Alberta, Canada. The Company is currently expanding its acquisition strategy to other jurisdictions in Canada and the United States and has acquired two California, one Virginia, and one Illinois based insurance brokerages. The General Insurance industry insures against many different types of risk including automobile, personal property, commercial property and liability. Compared with other sectors of the financial services industry, the General Insurance industry is highly fragmented. The large number of competitors results in no single Insurance Company having a dominant market share in any line of business. Industry-wide financial conditions are putting pressure upon General Insurance Companies to become more efficient and profitable. One way in which Insurance Companies are becoming more efficient is by reducing the number of General Insurance Brokerages with which they do business. Larger General Insurance Brokerages are expected to benefit from this trend.

General Insurance Industry

Insurance Brokers are required to be licensed in each state, province or territory that they conduct business. In addition, most jurisdictions require individuals who engage in Insurance Brokerage activities to be personally licensed. Licensing laws for Insurance Brokers vary from jurisdiction to jurisdiction and are subject to amendment by applicable regulatory authorities. Regulatory authorities have the right to grant, review and revoke licences and approvals to sell insurance.

There are two types of distribution systems which account for the majority of sales of General Insurance to the general public: firstly, direct placement by the Insurance Company through an in-house employee sales force and, secondly, placement through independent General Insurance Brokerages that place General Insurance for its customers with one of a number of Insurance Companies. New sources of competition continue to emerge as banks and other financial services companies expand the products and services they offer to include insurance products and brokerage services. In addition, independent Insurance Brokers are faced with competition from Insurance Companies who utilize aggressive media campaigns and telemarketing distribution methods to place General Insurance directly with its customers.

The Insurance Companies have put pressure on General Insurance Brokerages to consolidate the distribution component of the insurance industry, requiring ever-increasing premium volume to justify the continuance of their brokerage contracts (i.e., contracts pursuant to which a General Insurance Brokerage receives product access and support from the Insurance Company). A larger General Insurance Brokerage generally seeks to have brokerage contracts with a number of Insurance Companies so that the cancellation of any one brokerage contract would not reduce its ability to offer alternative competitive products to its customers. Smaller General Insurance Brokerages that generally have contracts with only a few Insurance Companies are more vulnerable to the cancellation of any one brokerage account and the potential inability to offer alternative competitive General Insurance products to their customers.

Profile

The Company is a general insurance brokerage and has been in business since 1989. The Company carries on operations in Alberta, Canada and the States of California, Virginia, and Illinois, U.S.A. The Company operates out of nineteen locations: six in Alberta, two in California, ten in Virginia and one in Illinois. The Company generated revenue of $13,060,344 in the fiscal year ended March 31, 2005, $7,469,559 in the fiscal year ended March 31, 2004, and $5,175,072 in the fiscal year ended March 31, 2003. The Company's business is generally not affected by seasonality and experiences recurring revenues that are principally derived from commissions earned from placing General Insurance with Insurance carriers on behalf of the Company's customers.

The Company's operations are highly automated and it strives to maintain an excellent reputation with its customers and the Insurance carriers. Since its inception, the Company has pursued an aggressive growth strategy of acquiring other General Insurance Brokerages and integrating them into the Company's overall business structure. As of March 31, 2005, the Company had purchased 19 General Insurance Brokerages in the Province of Alberta, Canada, two insurance brokerages in the State of California, one insurance brokerage in the State of Virginia and one insurance brokerage in the State of Illinois.

Growth Strategy

The Company has a growth strategy of acquiring strategically located General Insurance Brokerages ("Flagship Brokerages"). Upon acquiring a Flagship Brokerage, the Company plans to take advantage of the consolidation pressure in the General Insurance industry by further acquiring and integrating other General Insurance Brokerages located close to the Flagship Brokerage in order to take advantage of the economies of scale of a larger operation. Moreover, it is the Company's goal to generate more revenue by providing increased General Insurance coverage to existing and newly acquired customers by virtue of the Company's representation of various Insurance Companies and their products. The revenue growth during the past three years has been primarily attributed to business acquisitions and internally generated business. There can be no assurance that the Company will continue or improve its earnings growth and benefit from economies of scale being achieved from increased revenue volume and commission from its operations and growth strategy.

The Company plans to continue a growth strategy of acquiring General Insurance Brokerages in other parts of Canada and the U.S.

The Company requires licences and insurance carrier appointments to operate as a General Insurance Brokerage in each state, province or territory which would enable it to market and sell General Insurance products. The Company may not have the required licenses or carrier appointments at the time of completion of each acquisition of a General Insurance Brokerage. Accordingly, the Company enters into separate Agency Agreements with the vendors of such acquired General Insurance Brokerages whereby the vendors of such agencies agree, for the sole and exclusive benefit of the Company, to market, sell, distribute, place and write General Insurance products to the clients of the Company and to any and all other potential customers who may wish to purchase General Insurance products from the Company. To date, the Company has obtained licences in the states of California, and Virginia and currently requires a license in Illinois. The Company is actively filing all necessary licensing applications and obtaining carrier appointments with the Insurance Companies.

All of the Agency Agreements entered into with the vendors of the Vista, Johns, Vinciguerra and Schuneman assets are similar in respect to the duties and obligations of the parties thereto and can be summarized as follows. Pursuant to the terms of the Agency Agreements the vendors agreed, for the exclusive benefit of the Company, to staff, manage and operate the Insurance Brokerages and the purchased assets within an established budget and in a professional and prudent manner. The agreements further specify that all clients and revenues stemming from the operation of the Insurance Brokerage shall belong solely to the Company and that the Company is responsible for the payment of all of the reasonable and provable expenses of the vendors with respect to the staffing, management and operation of the Insurance Brokerages in accordance with the established budget.

By their respective terms, the Agency Agreements will terminate upon the occurrence of the earliest of the following events: a) the date upon which the Company obtains: i) all of the necessary regulatory approvals to operate as an

Insurance Brokerage or agent in the State where the purchased assets are located; and ii) all of the carrier appointments from the Insurance Companies (or such number of carrier appointments as the Company deems satisfactory); or
b) December 31, 2018 in respect of Johns, September 30, 2018 in respect of Vista, December 31, 2024 in respect of Vinciguerra and December 31, 2024 in respect of Schuneman; or c) the date that the Company delivers written notice to the vendor (as the case may be) that it is terminating the Agency Agreement. Upon the termination of an Agency Agreement all of the vendors right title and interest in and to any and all employment agreements, non-competition agreements and confidentiality agreements which it may have with its employees shall be assigned to the Company and any and all amounts which are or will become due and owing to the Company pursuant to the terms of the Agency Agreement will immediately become due and payable.

As security for the performance of the terms and conditions of the Agency Agreement the shareholders of the different vendors pledged all of their issued and outstanding capital stock in the vendors to the Company and further provided the Company with a directors resolution of the respective vendors authorizing the officers of the Company to become the proper signing officers of the vendors with respect to the control of the bank accounts of the vendors. The respective pledge of shares agreements and the directors resolutions are currently being held in escrow by the firm of Demiantschuk Milley Burke & Hoffinger and are to be released to the Company in the event of a default of the respective Agency Agreements or to the respective vendors upon the termination of an Agency Agreement in accordance with its terms.

The Company plans to acquire additional General Insurance Brokerages over the next 12-month period depending upon its cash resources and its ability to raise additional capital to acquire Insurance Brokerages. Depending upon market conditions, the availability of other General Insurance Brokerages and the price that they are available, the Company's acquisition plans may change. Any further growth may require the Company to obtain additional equity or debt financing, which may not be available on attractive terms, or at all, or may be dilutive to current or future shareholders.

ITEM 5.2 RISK FACTORS

Certain risks are associated with the Company's business including the following:

FUTURE GROWTH AND EXPANSION IS DEPENDENT ON ONGOING ACQUISITIONS OF GENERAL INSURANCE BROKERAGES

To a large extent, the Company's growth and expansion plans depend upon the ongoing acquisition of independent General Insurance Brokerages at reasonable prices. There can be no assurance that an adequate number of acquisition candidates will be available to the Company to meet its expansion plans, or in the event that such independent General Insurance Brokerages are available for acquisition that they will be available at a price which would allow the Company to operate on a profitable basis. The Company competes for acquisition and expansion opportunities with entities that have substantially greater resources than the Company and these entities may be able to outbid the Company for acquisition targets. If the Company fails to execute its acquisition strategy, the Company's revenue growth is likely to suffer and the Company may be unable to remain competitive.

THE COMPANY MAY BE UNABLE TO SUCCESSFULLY INTEGRATE ITS RECENT OR FUTURE ACQUISITIONS

There can be no assurance that the Company's recently acquired brokerages or any brokerages acquired by the Company in the future will achieve acceptable levels of revenue and profitability or otherwise perform as expected. The Company has limited experience in acquiring and integrating brokerages in other markets. The Company may be unable to successfully integrate its recently-acquired brokerages in the United States, or other brokerages that the Company may acquire in the future, due to diversion of management attention, strains on the Company's infrastructure, difficulties in integrating operations and personnel, entry into unfamiliar markets, or unanticipated legal liabilities or tax, accounting or other issues. A failure to integrate acquired brokerages may be disruptive to the Company's operations and negatively impact the Company's revenue or increase the Company's expenses.

THE COMPANY HAS ACQUIRED AND MAY CONTINUE TO ACQUIRE BROKERAGES PRIOR TO RECEIPT OF ALL REGULATORY LICENSES AND CARRIER APPOINTMENTS, AND IN SUCH CIRCUMSTANCES THE COMPANY IS DEPENDENT UPON THE VENDOR TO CONTINUE TO HOLD AND TO COMPLY WITH THE REQUIREMENTS OF SUCH LICENSES AND APPOINTMENTS

The Company has only recently begun to establish and expand its operations in the United States with the purchases of assets of Vista, Johns, Vinciguerra and Schuneman. At the time of these acquisitions Addison York had not yet obtained the necessary license to operate as a General Insurance Brokerage in California, Virginia and Illinois (as the case may be) and without possessing that license it could not obtain carrier appointments from Insurance Companies which would enable it to market and sell General Insurance products in those states. As such, Addison York entered into Agency Agreements with the vendors of these Insurance Brokerages whereby the vendors of those agencies agreed, for the sole and exclusive benefit of Addison York, to market, sell, distribute, place and write General Insurance products to the clients of Addison York and to any and all other potential customers who may wish to purchase General Insurance products from Addison York. At the time of acquisition, the Company may not hold licences as an Insurance Broker in the US state where the potential acquisition operates and it can run the risk that it would not receive the required license to operate as an Insurance Brokerage in those states. Without the appropriate license it would be unable to obtain carrier appointments from the Insurance Companies. If the Company is unable to secure the required licenses in the various different states in which it operates or if the Company cannot obtain Insurance Company representation then this will have a negative impact on its ability to service its customers and provide alternative competitive insurance products. In addition, these Agency Agreements create a reliance by the Company on third parties in that the Company must rely upon the respective vendors to comply with applicable laws, to perform on the Agency Agreements and to process the Company's General Insurance business in the United States. If the vendors fail to properly perform on the Agency Agreements then this will have a negative impact on the Company's ability to service its customers. The Company may enter into similar Agency Agreements in connection with future acquisitions.

THE COMPANY ANTICIPATES THE NEED FOR ADDITIONAL FINANCING, WHICH IT MAY NOT BE SUCCESSFUL IN ARRANGING

The Company has relied principally on debt financing to fund its recent acquisitions in the United States. The Company will also require additional funds to make future acquisitions of General Insurance Brokerages and may require additional funds to market and sell its products into the marketplace. The Company has a history of losses and does not, therefore, anticipate that it will generate sufficient cash flow from operations in order to meet its financing needs. The ability of the Company to arrange such financing in the future, and to repay its existing debt, will depend in part upon the prevailing capital market conditions as well as the business performance of the Company. In addition, the Company is subject to certain financial and other covenants under its financing arrangements. If the Company is unable to or does not comply with these covenants, the Company's financing needs may be accelerated. There can be no assurance that the Company will be successful in its efforts to arrange additional financing, when needed, on terms satisfactory to the Company. If additional financing is raised by the issuance of shares from the treasury of the Company, control of the Company may change and shareholders may suffer additional dilution. If additional financing is not available on terms favourable to the Company, the Company may be unable to grow or may be required to limit or halt its expansion plans. In addition, the Company's existing creditors, some of whom have security interests in the Company's assets, may exercise their rights to acquire or dispose of the Company's assets.

PLANNED FUTURE GROWTH IS LIKELY TO PLACE SIGNIFICANT STRAINS ON THE COMPANY'S MANAGEMENT, ADMINISTRATIVE, OPERATIONAL AND FINANCIAL RESOURCES

Since its inception, the Company has experienced steady growth in revenue, number and complexity of products, personnel, and customer base. The Company's planned future growth is likely to place significant strains on the Company's management, administrative, operational and financial resources. Increased growth will require the Company to continue to add additional management personnel, improve its financial and management controls, reporting systems and procedures on a timely basis, to implement new systems as necessary, to expand, train, motivate and manage its sales and other personnel and to service the Company's customers effectively. There can be no assurance that the Company will be able to attract qualified personnel or improve its financial and management controls or implement new systems as necessary and the failure to do so may result in increased costs or a decline in revenue or both.

The Company's performance and future operating results and success are dependent on the effectiveness of the Company's management team and key personnel

The Company's performance and future operating results and success are substantially dependent on how effective the management team and key personnel are at organizing and implementing the Company's growth strategy and integrating acquired General Insurance Brokerages into the Company's overall organization. The investors hereunder will be relying on the judgment and expertise of the management of the Company.

The senior management and some key personnel are employed under employment contracts, while other key personnel of the Company are employed on a month to month basis and are not under an employment contract with the Company. None of the Company's senior management or other key personnel has expressed any current intention to leave their employment with the Company. Although the Company is in an industry in which there is not high employee turnover, the unexpected loss or departure of any of the Company's key management personnel, Mr. Podorieszach, the Chief Executive Officer, Mr. Consalvo, the Chief Operating Officer, Mr. Bhatia, the Chief Financial Officer and the Corporate Controller, Ms. Shelley Samec could be detrimental to the future operations of the Company.

There can be no assurance that the Company can retain its key personnel and managerial employees or that it will be able to attract or retain highly qualified personnel in the future. The Company believes that the compensation to its key management personnel is competitive with what other companies pay its key management personnel in the insurance brokerage industry. Although the Company plans to compensate its senior management and other key personnel at compensation levels that are competitive within the industry, there is no assurance that it will continue to be able to do so in the future and this may result in a departure of some if its senior management or other personnel.

The Company maintains keyman life insurance policies of $100,000 each on Mr. Podorieszach and Mr. Consalvo and $175,000 on Ms. Samec and has no other keyman life insurance on any other senior management or other personnel. The loss of the services of any of the Company's senior management or other key personnel or the inability to attract and retain the necessary technical, sales and managerial personnel could have a material adverse effect upon the Company's business, operating results and financial condition.

THE COMPANY FACES INTENSE COMPETITION IN THE INSURANCE INDUSTRY

The Company is in an industry in which intense competition exists. The Company competes with other General Insurance Brokerages, as well as Insurance Companies that sell insurance directly to consumers and do not pay commissions to agents and brokers. Some competitors have substantially more financial resources and other assets available than the Company does and are larger and better established than the Company. Such competitors have existing distribution facilities and channels, customer recognition, customer lists, and greater research and development capabilities and sales marketing staff than does the Company. There can be no assurance that the Company will be able to compete successfully against current and future competitors, or that competitive pressure faced by the Company will not have a material adverse effect on its business, financial condition and results of operation.

INCURSION OF GOVERNMENT, BANKS OR OTHER FINANCIAL INSTITUTIONS

The Company is susceptible to an incursion in the general insurance industry by government or banks or other financial institutions. A government takeover of the general insurance business (or parts thereof) could affect the profitability of the Company. In addition, banks with greater financial resources and a larger customer base than the Company may enter (or are currently entering) the general insurance business. While management believes that the Company's representation of a large and diverse number of Insurance Companies will allow it to remain competitive against any such incursion by the banks, there is a possibility that their entrance into this market could affect the profitability of the Company.

THE COMPANY CANNOT ACCURATELY FORECAST COMMISSION REVENUE BECAUSE COMMISSIONS DEPEND ON PREMIUM RATES CHARGED BY INSURANCE COMPANIES, WHICH HISTORICALLY HAVE VARIED AND ARE DIFFICULT TO PREDICT. ANY DECLINES IN PREMIUMS MAY ADVERSELY IMPACT PROFITABILITY

Revenue from commissions fluctuates with premiums charged by insurers, as commissions typically are determined as a percentage of premiums. When premiums decline, the Company experiences downward pressure on revenue and earnings. Historically, property and casualty premiums have been cyclical in nature and have varied widely based on market conditions. Because we cannot determine the timing and extent of premium pricing changes, we cannot accurately forecast our commission revenue, including whether it will significantly decline. If premiums decline or commission rates are reduced, our revenue, earnings and cash flow could decline. In addition, our budgets for future acquisitions, capital expenditures, dividend payments, loan repayments and other expenditures may have to be adjusted to account for unexpected changes in revenue.

INSURANCE COMPANY CONTINGENT COMMISSIONS AND VOLUME OVERRIDES ARE LESS PREDICTABLE THAN NORMAL COMMISSIONS, WHICH IMPAIRS THE COMPANY'S ABILITY TO FORECAST THE AMOUNT OF SUCH REVENUE THAT WILL BE RECEIVED AND MAY NEGATIVELY IMPACT OUR OPERATING RESULTS

A portion of the Company's revenue is derived from contingent commissions and volume overrides. The aggregate of these sources of revenue generally has accounted for approximately 6% of our total revenue. Contingent commissions may be paid by an insurance company based on the profit it makes on the overall volume of business that we place with it. Volume overrides and contingent commissions are typically calculated in the first or second quarter of the following calendar year by the insurance companies and are paid once calculated. Further, we have no control over the process by which insurance companies estimate their own loss reserves, which affects our ability to forecast contingent commissions. Because these contingent commissions affect our revenue, any decrease in their payment to us could adversely affect our results of operations. Recently, legal proceedings challenging the appropriateness of revenue sharing arrangements between insurance companies and brokerages, including contingent profit and volume override arrangements, have been commenced against certain insurance brokerages. These proceedings allege that such revenue sharing arrangements conflict with a broker's duty to its clients. While we have not been named as a defendant in any such proceeding, and disagree with the underlying premise that these revenue sharing arrangements create a conflict of interest, we could be the subject of a similar action in the future. A finding that such arrangements conflict with a broker's duty to its clients could have a material adverse affect on our revenue and profitability.

PROPOSED TORT REFORM LEGISLATION ON THE UNITED STATES, IF ENACTED, COULD DECREASE DEMAND FOR LIABILITY INSURANCE, THEREBY REDUCING COMMISSION REVENUE

Legislation concerning tort reform is currently being considered in the United States Congress and in several states. Among the provisions being considered for inclusion on such legislation are limitations on damage awards, including punitive damages, and various restrictions applicable to class action lawsuits, including lawsuits asserting professional liability of the kind of which insurance is offered under certain policies we sell. Enactment of these or similar provision by Congress, or by states or countries in which we sell insurance, could result in reduction in the demand for liability insurance policies or a decrease in policy limits of such policies sold, thereby reducing our commission revenue.

PRIVACY LEGISLATION MAY IMPEDE THE COMPANY'S ABILITY TO UTILIZE THE CUSTOMER DATABASE AS A MEANS TO GENERATE NEW SALES

The Company intends to utilize its extensive customer databases for marketing and sales purposes, which it believes would enhance the Company's ability to meet its organic growth targets. However, new privacy legislation, such as the Gramm-Leach-Bailey Act and the Health Insurance Portability and Accountability Act of 1996 in the United States and the Personal Information Protection and Electronic Documents Act (PIPEDA) in Canada, as well other regulatory changes, may restrict the Company's ability to utilize personal information that we have collected in the normal course of operations to generate new sales. If the Company becomes subject to new restrictions, or other regulatory restrictions, which we are not aware of, the Company's ability to grow the business may be adversely affected.

IF THE COMPANY FAILS TO COMPLY WITH REGULATORY REQUIREMENTS FOR INSURANCE BROKERAGES, THE COMPANY MAY NOT BE ABLE TO CONDUCT BUSINESS

The Company is subject to legal requirements and governmental regulatory supervision in the jurisdictions in which it operates. These requirements are designed to protect our clients by establishing minimum standards of conduct particularly regarding the provision of advice and product information as well as financial criteria.

Our activities in the United States and Canada are subject to regulation and supervision by state and provincial authorities. Although the scope of regulation and form of supervision by state and provincial authorities may vary from jurisdiction to jurisdiction, insurance laws in the United States and Canada are often complex and generally grant broad discretion to supervisory authorities in adopting regulations and supervising regulated activities. This supervision generally includes the licensing of insurance brokers and agents and the regulation of the handling and investment of client funds held in fiduciary capacity. Our ability to conduct our business in the jurisdictions in which we currently operate depends on our compliance with the rules and regulations promulgated from time to time by the regulatory authorities in each of these jurisdictions.

Our clients have the right to file complaints with the regulators about our services, and the regulators may investigate and require us to address these complaints. Our failure to satisfy the regulators that we are in compliances with their requirements or the legal requirements governing our activities can result in a disciplinary action, fines, reputation damage and financial harm.

In addition, changes in legislation or regulation and actions by regulators, including changes in administration and enforcement policies, could from time to time require operational improvements or modifications at various locations, which could result in higher costs or hinder our ability to operate our business.

THE COMPANY'S SUCCESS IS DEPENDENT ON ITS ABILITY TO REPRESENT QUALITY INSURANCE COMPANIES

The Company's success is dependent upon its continued representation of quality Insurance Companies in order to sell insurance policies to customers. The Company's existing brokerage contracts with certain Insurance Companies do not have a set term or expiry date but may be terminated by either the Company or the Insurance Company on between 90-120 days' written notice of termination depending on the terms of the specific contract. In the event of termination on any of its contracts with Insurance Companies, there are no penalties to the Company but following termination, the Company is no longer able to represent the applicable Insurance Company as agent on the future placement or renewal of insurance policies. If the Company loses Insurance Company representation then this will have a negative impact on its ability to service its customers and provide alternative competitive insurance products.

DILUTION AND SALES OF ADDITIONAL COMMON SHARES AND THE EXERCISE OF OPTIONS

The number of outstanding Common Shares held by shareholders who are not affiliates of the Company and the number of Common Shares underlying outstanding stock options is large relative to the trading volume of the Company's Common Shares. Any substantial sale of the Common Shares, including Common Shares underlying stock options, or even the possibility of such sales occurring may have an adverse effect on the market price of the Common Shares.

BROKER-DEALERS MAY BE DISCOURAGED FROM EFFECTING TRANSACTIONS IN THE COMMON SHARES BECAUSE THEY ARE CONSIDERED PENNY STOCKS AND SUBJECT TO PENNY STOCK RULES

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") impose sales practice and disclosure requirements on NASD brokers-dealers who make a market in "a penny stock." A penny stock generally includes any non-Nasdaq equity security that has a market price of less than US$5.00 per share. The shares of the Company are posted for trading on the TSX and the closing price of its shares on May 31, 2005 was $.80 per share. The shares of the Company are also quoted on the OTCBB and the quoted price of its shares on May 31, 2005 was US$.54 per share. As such, the shares of the Company will be deemed penny stock for the purposes of the Exchange Act. The additional sales practices and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in the shares of the Company, which could severely limit the market liquidity of the shares and impede the sale of the shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor", which is generally an individual with a net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse, must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

THE COMPANY HAS SIGNIFICANT COSTS AND LOWER PRODUCTIVITY COULD RESULT IN OPERATING LOSSES

Fixed costs including costs associated with salaries and employee benefits, depreciation and amortization, rent, and interest and financing costs, and loan principal repayments account for a significant portion of the Company's costs and expenses. As a result, downtime or low productivity from its sales representatives, lower demand for insurance products, loss of the Company's customers, any significant decrease in the premium rates, volume and commission paid in the different segments of the general insurance industry, or other factors could result in operating losses and adversely impact on the Company.

NO INTENTION TO DECLARE DIVIDENDS

The Company has a limited history of earnings and has not declared or paid any cash dividends on its Common Shares. The Company currently intends to retain any future earnings to fund growth and operations and it is unlikely to pay any dividends in the immediate or foreseeable future. Any decision to pay dividends on its Common Shares in the future will be made by the board of directors on the basis of the Company's earnings, financial requirements and other conditions at such time.

CONFLICTS OF DIRECTORS AND OFFICERS WHO SERVE AS DIRECTORS OR OFFICERS OR ARE SIGNIFICANT SHAREHOLDERS OF OTHER

COMPANIES

Directors and officers of the Company may serve as directors or officers of, or have significant shareholdings in other companies, or be or become engaged in business and activities in other fields, on their own behalf and on the behalf of other companies and entities. To the extent that such other companies or entities may participate in industries or ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest. Conflicts, if any, will be subject to the procedures and remedies under the Business Companies Act (Alberta). None of the Company's directors serve as directors or officers of any competitors of the Company.

INVESTORS MAY NOT BE ABLE TO SECURE FOREIGN ENFORCEMENT OF CIVIL LIABILITIES AGAINST THE COMPANY'S MANAGEMENT

The enforcement by investors of civil liabilities under the federal securities laws of the United States may be adversely affected by the fact that the Company is amalgamated under the laws of Canada, that all of its officers and directors are residents of a foreign country and that all or a substantial portion of its assets and such person's assets are located outside of the United States. As a result, it may be difficult for holders of the Common Shares to effect service of process on such persons within the United States or to realize in the United States upon judgments rendered against them.

ITEM 6 DIVIDENDS

ITEM 6.1 DIVIDENDS

The Company has not declared any cash dividends for each of the years ended March 31, 2005, 2004 and 2003.

Other than requirements imposed under applicable corporate law and certain agreements with its lenders, there are no other restrictions on the Company's ability to pay dividends under the Company's constating documents. The Company has no present intention of paying dividends on its Common Shares in the foreseeable future. The Company plans to retain earnings, if any, for the operation and expansion of the business of the Company.

ITEM 7 DESCRIPTION OF CAPITAL STRUCTURE

ITEM 7.1 GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of the Company consists of an unlimited number of Voting Common Shares without par value. As at March 31, 2005, 7,955,153 Common Shares were issued and outstanding. The rights, privileges and restrictions attached to the Common Shares include: (i) the right to vote at any meeting of the shareholders of the Company; (ii) the right to receive, if, as and when declared by the Board of Directors (the "Board") dividends that may be fixed by resolution of the Board; and (iii) to receive, pro-rata per common share then held, the remaining property of the Company upon liquidation, dissolution or winding up of the Company, or other distribution of the assets of the Company among the shareholders for the purpose of winding up the affairs of the Company.

ITEM 7.2 CONSTRAINTS

There is no constraint imposed on the ownership of securities of the Company to ensure that the Company has a required level of Canadian ownership.

ITEM 7.3 RATINGS

To the knowledge of the Company, no rating, including provisional rating, has been received from any rating organization for securities of the Company that is outstanding or continues in effect.

ITEM 8 MARKET FOR SECURITIES

ITEM 8.1 TRADING PRICE AND VOLUME

The Common Shares of the Company are listed and traded on the Toronto Stock Exchange under the symbol "ACL". The following table sets forth the price ranges (high, low and close) and volume traded on a monthly basis for the year ended March 31, 2005:

MONTH ENDED           HIGH    LOW    CLOSE    VOLUME
------------------   -----   -----   -----   -------
March 31, 2005       $1.04   $0.80   $0.80    48,410
February 28, 2005    $1.20   $0.97   $0.97    37,300
January 31, 2005     $1.09   $0.95   $1.08    53,463
December 31, 2004    $1.20   $0.94   $1.03    45,475
November 31, 2004    $1.30   $0.95   $1.00   142,815
October 31, 2004     $1.48   $1.25   $1.26    30,100
September 30, 2004   $1.40   $1.30   $1.38    61,073
August 31, 2004      $1.40   $1.04   $1.31   102,715
July 31, 2004        $1.20   $0.98   $1.16    51,410
June 30, 2004        $1.15   $0.93   $0.98    88,594
May 31, 2004         $1.10   $0.80   $0.80    44,080
April 30, 2004       $1.35   $0.95   $0.95    59,908

ITEM 8.2 PRIOR SALES

Not applicable.

ITEM 9 ESCROWED SECURITIES

ITEM 9.1 ESCROWED SECURITIES

To the knowledge of the Company, no securities of the Company are held in escrow.

ITEM 10 DIRECTORS AND OFFICERS

ITEM 10.1 NAME, OCCUPATION AND SECURITY HOLDING

As at March 31, 2005, the name, province or state, and country of residence of each director and executive officer of the Company; their respective positions and offices held with the Company and their respective principal occupation during the five preceding years; and the period or periods which each director has served as a director are as follows:

NAME, PROVINCE OR STATE                                                            DATE OF
OF RESIDENCE AND                                                                   APPOINTMENT
POSITION WITH COMPANY                  PRESENT AND PRINCIPAL OCCUPATION            AS A DIRECTOR
------------------------------------   -----------------------------------------   ------------------
PRIMO PODORIESZACH                     President of the Company from April 1996    April 1, 1996
President, Chief Executive Officer     to Present.
and Director
British Columbia, Canada

TONY CONSALVO                          General Manager and Chief Operating         April 1, 1996
Chief Operating Officer and Director   Officer of the Company from April 1996 to
Alberta, Canada                        Present.

JOSEPH P. GIUFFRE                      Barrister & Solicitor, Partner, Axium Law   February 9, 2000
Corporate Secretary and Director       Company since January 1, 2004; Barrister
British Columbia, Canada               & Solicitor; Partner, Gowling Lafleur
                                       Henderson LLP April 1, 2000 to December
                                       2003; Partner, Montpellier McKeen
                                       Varabioff, Talbot & Giuffre from July 1,
                                       1996 to April 1, 2000.

THOMAS E. MILLEY(2)                    Barrister & Solicitor; Partner,             June 30, 1999
Director                               Demiantschuk, Milley, Burke & Hoffinger
Alberta, Canada                        since 1993; Chairman of the Board of
                                       International Datashare Company from 1996
                                       to 2000.

DOUGLAS FARMER(1)(2)                   Branch Manager, First National Financial    September 24, 1998
Director                               Corp. since February 1, 2000; Branch
Alberta, Canada                        Manager, Prairie Region for Sun Life
                                       Trust from 1992 to January 31, 2000.

PATTI RUNNALLS(1)                      Vice President of Finance for Onyx Energy   July 7, 2004
Director                               Inc. from 2005 to present. Controller for
Alberta, Canada                        Onyx Energy Inc from 1995 to 2005.

NORMAND COURNOYER(1)                   Independent Insurance Consultant from       August 16, 2004
Director                               July 2003 to July 2004; Assistant
Alberta, Canada                        Vice-President, Business Development
                                       Western Canada of Allianz Canada, from
                                       1998 to April 2003.

MAHESH BHATIA                          Chief Financial Officer since June 15,      N/A
Chief Financial Officer                2005; Interim Chief Financial Officer
Alberta, Canada                        from August 2004 to February 28, 2005.
                                       Independent consultant from February 2003
                                       to August 2004. Corporate Controller,
                                       Proprietary Industries Inc., public
                                       company listed on Toronto Stock Exchange
                                       from November 2000 to January 2004; Sr.
                                       Coordinator, Financial Reporting, ICG
                                       Propane Inc. from October 1998 to October
                                       2000.

SHELLEY SAMEC(3)                       Corporate Controller from June 15, 2005     N/A
Corporate Controller                   to present; Chief Financial Officer from
Alberta, Canada                        1998 to March 1, 2004 and March 1, 2005
                                       to June 15, 2005.

----------
(1)  Denotes member of Audit Committee.

(2)  Denotes member of the Compensation Committee.

(3) Ms. Samec was on maternity leave from March 1, 2004 to March 1, 2005 and ceased to be the Chief Financial Officer on June 15, 2005.

Each director elected or appointed holds office until the Company's next annual general meeting or until his or her successor is elected or appointed, unless his or her office is earlier vacated under any of the relevant provisions of the Articles of the Company or the Business Corporations Act (Alberta).

To the knowledge of the Company, as at March 31, 2005, directors and executive officers of the Company as a group beneficially owned, directly or indirectly, or exercised control or direction over 883,009 Common Shares representing approximately 11% of the outstanding Common Shares.

ITEM 10.2 CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

(1) To the knowledge of the Company, no director or executive officer of the Company nor a shareholder holding a sufficient number of Common Shares of the Company to affect materially the control of the Company, nor a personal holding company of any of them,

     (a) is, at the date of this AIF or has been within the 10 years before the date of the AIF, a director or executive officer of any company (including the Company), that while that person was acting in that capacity,

          (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

          (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities registration, for a period of more than 30 consecutive days; or

          (iii) or within a year of that person ceasing to act in that capacity, became bankrupt made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets, state that fact; or

     (b) has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

(2) To the knowledge of the Company, no director or executive officer of the Company, nor a shareholder holding a sufficient number of common Shares of the Company to affect materially the control of the Company, nor a personal holding company of any of them, has been subject to,

     (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

     (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

ITEM 10.3 CONFLICTS OF INTEREST

To the knowledge of the Company, there are no existing or potential material conflicts of interest between the Company or a subsidiary of the Company and any director or officer of the Company or a subsidiary of the Company.

ITEM 11 PROMOTERS

ITEM 11.1 PROMOTERS

To the knowledge of the Company, no person or company has been, within the three years ended March 31, 2005, a promoter of the Company or of a subsidiary of the Company.

ITEM 12 LEGAL PROCEEDINGS

ITEM 12.1 LEGAL PROCEEDINGS

There are no legal proceedings to which the Company is a party to or to which any of its property is subject outside of the ordinary course of the Company's business, and no such proceedings are known to the Company to be contemplated other than the following:

On or about June 17, 2005, DKWS Enterprises, Inc. (DKWS") filed an action (the "Initial Action") against Addison York alleging that approximately U.S.$583,500 is due and owing by Addison York to DKWS. The action has not yet be served on Addison York.

On or about July 14, 2005, Addison York filed legal proceedings against John Kabaker, DKWS and the Kabaker Family Trust of July 1998 (collectively, the "DKWS Group") for, interalia, breach of contract and misrepresentation concerning the purchase of the net assets of Vista and is claiming damages in the amount of approximately U.S.$3,136,000 or in the alternative, rescission of the purchase and sale agreement in respect of the purchase of the net assets of Vista. The action has not yet been served on the DKWS Group.

On or about July 29, 2005, DKWS filed an amendment to the Initial Action filed on June 17, 2005 and have added the Company as a defendant, and DKWS Group, as plaintiffs, alleging, interalia, $583,500 is due and owing by the Company to DKWS, breach of certain contracts and is claiming damages according to proof and costs. The action has not yet been served on the Company.

The above noted legal proceedings have not been formally served on the parties. At the request of DKWS, the parties have agreed to try to resolve the contemplated proceedings by mediation in early September. On the advice of counsel, the Company is of the view that the legal proceedings and claims by the DKWS Group are without merit. The Company intends to vigorously defend against the actions by the DKWS Group in the event the mediation is unsuccessful.

ITEM 13 INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

ITEM 13.1 INTEREST OF MANAGEMENT AND OTHERS IN A MATERIAL TRANSACTION

The Company believes no director or executive officer of the Company or any person or company that is the direct or indirect beneficial owner of, or who exercise control or direction over, more than 10% of any class or series of the Company's outstanding voting securities or any associate or affiliate of any of the persons or companies referred to above has any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries, occurring during the years ended March 31, 2005, 2004 and 2003.

ITEM 14 TRANSFER AGENTS AND REGISTRARS

ITEM 14.1 TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for the Common Shares of the Company is CIBC Mellon Trust Company, 600 The Dome Tower, 333 - 7th Avenue SW, Calgary, Alberta T2P 2Z1.

ITEM 15 MATERIAL CONTRACTS

ITEM 15.1 MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business or described in this AIF, the Company has not entered into any material contracts during the most recently completed financial year, or since January 1, 2002 that are still in full force and effect, and which may reasonably be regarded as presently material.

ITEM 16 INTERESTS OF EXPERTS

ITEM 16.1 NAMES OF EXPERTS

The following prepared or certified a statement, report or valuation described or included in a filing, or referenced in a filing made by the Company under National Instrument 51-102 - Continuous Disclosure Obligations prescribed by the Canadian Securities Administrators, during or relating to the Company's most recently completed financial year ended March 31, 2005:

      NAME           QUALIFIED PERSON WITH RESPECT TO     # OF SECURITIES HELD
---------------   -------------------------------------   --------------------
D & H Group LLP   The audit report dated May 20, 2005,             0%
                  relating to the financial statements
                  of the Company for the financial year
                  ended March 31, 2005, except note 23
                  which is as of June 15, 2005.

ITEM 16.2 INTERESTS OF EXPERTS

Not applicable.

ITEM 17 ADDITIONAL INFORMATION

ITEM 17.1 ADDITIONAL INFORMATION

(1)  SEDAR

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

(2)  INFORMATION CIRCULAR

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company's information circular for its next annual general meeting of shareholders scheduled for August 15, 2005.

(3) CONSOLIDATED FINANCIAL STATEMENTS AND RELATED MANAGEMENT'S DISCUSSION AND ANALYSIS

Additional financial information is provided in the Company's annual Consolidated Financial Statements and related Management's Discussion and Analysis for the year ended March 31, 2005.

ITEM 18 ADDITIONAL DISCLOSURE FOR COMPANIES NOT SENDING INFORMATION CIRCULARS

ITEM 18.1 ADDITIONAL DISCLOSURE

Not applicable.

                               SECURITY AGREEMENT

This Agreement is entered into this 1st day of January 2005, between Addison York Insurance Brokers, Ltd. ("Purchaser"), a corporation, and Schuneman Insurance Agency, Inc., ("Seller").

WHEREAS, on the 1 day of January 2005, Purchaser and Seller executed an Asset Purchase Agreement ("APA") by which Seller agrees to sell and Purchaser agreed to acquire from Seller assets of the Schuneman Insurance Agency, Inc., of 2706 Woodlawn Road, Sterling, Whiteside County, Illinois; and

WHEREAS, payment of a portion of the purchase price by Purchaser to Seller is to be made in installments, in accordance with the terms of the APA by execution by Purchaser of a Promissory Note and a Note (as those terms are defined within the APA), and payment of the installments is to be secured by a grant of security interest by Purchaser to Seller in the Purchased Assets as defined within the APA,

NOW, THEREFORE, IN CONSIDERATION of the premises and mutual agreements and covenants contained herein and pursuant to the terms and provisions of the APA, the parties covenant and agree as follows:

1. Grant of Security Interest: Collateral. To secure timely performance of the obligations described in paragraph 2, Purchaser hereby assigns to Seller all of Purchaser's rights in connection with, and grants to Seller a security interest in the following property, now owned or hereafter acquired ("Collateral"):

     (a) All purchased assets, as defined within the APA, and as set forth and described in Exhibit A, attached hereto and incorporated herein;

     (b) All inventory (now owned or hereafter acquired), all Equipment (now owned or hereafter acquired), all accounts of Purchaser (now existing or hereafter arising or acquired), all general and tangibles of Purchaser (now existing or hereafter arising or acquired) and deposit accounts and all cash and non cash proceeds and products of any and all of the foregoing, all as the same arise, exist or are acquired in connection with the Purchased Assets and/or the operation of the business acquired pursuant to the APA, said business being known as Schuneman Insurance Agency, Inc.;

2. Obligations. The obligations secured by this Agreement ("Obligations") are the following:

     (a) Payment due under the Asset Purchase Agreement between the parties of even date herewith (the "APA") which evidences the extension of credit to Purchaser by Seller in the amount of ONE MILLION ONE HUNDRED FIFTY-FIVE THOUSAND AND NO/100 DOLLARS ($1,555,000.00) plus interest and any extensions, substitutions or renewals thereof;

     (b) All other obligations of Purchaser to Seller under the terms of the APA;

     (c) Any and all sums advanced by Seller in order to preserve the Collateral or to perfect their security interest in the Collateral;

     (d) In the event of any proceeding to enforce the collection of the Obligations, or any of them, after default, the reasonable expenses of retaking, holding, preparing for sale or lease, selling or otherwise disposing of or realizing on the Collateral, or of any exercise by Seller of their rights in the event of default, together with reasonable attorneys' fees and court costs; and

     (e) Any other indebtedness or liability of Purchaser to Seller, whether direct or indirect, joint or several, absolute or contingent, now or hereafter existing while this agreement is in effect, however arising and however evidenced.

3. Representations, Warranties and Promises. Purchaser further represents, warrants and agrees:

     (a) Purchaser is the owner of the Collateral and grants the security interest herein in consideration of Seller's extension of credit to Purchaser, the proceeds of which Purchaser hereby acknowledges have been or shall be distributed.

     (b) The Collateral is free from any lien, security interest, encumbrance, or other right, title or interest of any other person, firm or corporation, except the right of FCC, LLC, d/b/a First Capital, a Florida limited liability company, and Oakstreet Funding, LLC, an Indiana limited liability company.

     (c) Purchaser shall not hereafter grant a security interest in, or sell the Collateral (except in accordance with the provisions of paragraph
          5) to any other persons, firm or corporation.

     (d) Purchaser will at all times defend the Collateral against any and all claims of any person adverse to the claims of Seller.

     (e) Purchaser has full power and authority to enter into this Security Agreement.

     (f) At the time an Account Receivable commission or other right to payment becomes Collateral under this Security Agreement, it will be a valid, undisputed, bona fide indebtedness incurred by the Account Debtor for services performed for the Account Debtor by Purchaser. There will be no setoffs or counterclaims against any such Account Receivable. No agreement under which any deduction or discount may be claimed will be made with an Account Debtor except with the knowledge of Seller.

     (g) Purchaser shall keep the Collateral insured against loss or damage by fire (with extended coverage), theft, physical damage and, against such other risks, including, without limitation, public liability, in such amounts, in such companies and upon such terms as Seller may reasonably require.

     (h) Purchaser will permit Seller to inspect the Collateral and any books and records of Purchaser relating thereto at any time during regular business hours and to verify Accounts Receivable, or any of them, by any method satisfactory to Seller, in accordance with the terms of the APA.

4. Right of Seller to Collect Accounts Receivable Commissions or Other Rights to Payments. Until such privilege is revoked by Seller, Purchaser may, in the ordinary course of its business, adjust, settle and collect all Accounts Receivable. Upon a default,

     Seller may revoke such privilege by giving Purchaser thirty (30) days written notice of the same. Purchaser does hereby irrevocably designate, make, constitute and appoint Seller (and all persons designated by Seller) as Purchaser's true and lawful attorney-in-fact, and in Purchaser's or Lender's name, to: (i) demand payment of Accounts Receivable; (ii) enforce payment of Accounts Receivable by legal proceedings or otherwise; (iii) exercise all of Purchaser's right and remedies with respect to proceedings brought to collect an Account Receivable; (iv) sell or assign any Account Receivable upon such terms, for such amount and at such time or times as Seller deems advisable; (v) settle, adjust, compromise, extend or renew an Account Receivable; (vi) discharge and release any Account Receivable;
     (vii) take control in any manner of any item of payment or proceeds thereof; (viii) prepare, file and sign Purchaser's name upon any items of payment or proceeds thereof and to deposit the same to Lender's account on account of the Obligations; (ix) endorse Purchaser's name upon any chattel paper, document, instrument, invoice, bill of lading, or similar document or agreement relating to any Account Receivable or any goods pertaining thereto; (x) sign Purchaser's name on any verification of Accounts Receivable and notices thereof to Account Debtors; and (xi) do all acts and things which are necessary, in Lender's sole discretion, to fulfill Purchaser's Obligations under this Security Agreement.

     At any time or times hereafter, Seller may notify any or all Account Debtors that the Accounts Receivable have been assigned to Seller as collateral and that Seller has a security interest therein. Seller may direct any or all Account Debtors to make all payments upon the Accounts Receivable directly to Seller in the event of default, and subject to the terms of the APA.

     Purchaser hereby authorizes Seller to file any and all financing statements and extensions thereof in order to perfect this Security Agreement.

5. Events of Default. Purchaser shall be in default under this Security Agreement upon the occurrence of any one or more of the following events or conditions:

     (a) Nonpayment under either the APA, the Note (as described in the APA), the Promissory Note (as described in the APA) or any other Obligation secured hereby when due, whether by acceleration or otherwise;

     (b) Nonperformance of any promise made by Purchaser in the APA or this Security Agreement;

     (c) Breach of any warranty made by Purchaser in the APA or in this Security Agreement;

     (d) The creation of any additional encumbrance upon the Collateral not permitted by the APA or the making of any levy, judicial seizure, or attachment thereof or thereon;

     (e)  Dissolution, termination of existence or insolvency of Purchaser.

6. Rights of Parties Upon Default. In the event of a default by Purchaser, in addition to all the rights and remedies provided in Article 9 of the Illinois Uniform Commercial Code and any other applicable law, and subject to the rights and obligations set forth in the APA, Seller may (but is under no Obligation to Purchaser so to do):

     (a) At any time and from time to time, with or without process of law and with or without the aid and assistance of others, enter upon any premises whatsoever in which the Collateral or any part thereof may be located and, without resistance or interference by Purchaser, take possession of the Collateral; and/or dispose of all or any part of the Collateral on any premises of Purchaser; and/or require Purchaser to assemble and make available to Seller all or any part of the Collateral at any place and time designated by Seller which is reasonably convenient to Seller and Purchaser; and/or remove all or any part of the Collateral from any premises on which any part thereof may be located for the purpose of effecting sale or other disposition thereof, and/or sell, resell, lease, assign and deliver, or otherwise dispose of, the Collateral or any part thereof in its existing condition or following any commercially reasonable preparation or processing, at public or private proceedings, in one or more lots at the same or different times with or without having the Collateral at the place of sale or other disposition, for cash, upon credit or for future delivery, and in connection therewith, Seller may grant options, at such place or places and time or times and to such persons, firms or corporations as Seller deems best, and without demand for performance or any notice or advertisement whatsoever except that where an applicable statute requires reasonable notice of sale or other disposition Purchaser hereby agrees that ten days notice by ordinary mail, postage prepaid, to the address of Purchaser set forth in paragraph 9 of this Security Agreement, of the place and time of any public sale or of the place and time after which any private sale or other disposition may be made, shall be deemed reasonable notice of such or other disposition; and/or liquidate or dispose of the Collateral or any part thereof in any other commercially reasonable manner. Seller may apply the cash proceeds actually received from any sale or other disposition to the reasonable expenses of retaking, holding, preparing for sale, selling, leasing and the like, to reasonable attorneys' fees if this Security Agreement or any of the Obligations is referred to an attorney for enforcement, to all legal expenses, court costs, collection charges, travel and other expenses which may be incurred by Seller in attempting to collect the obligations or to enforce this Security Agreement and realize upon the Collateral, or in the prosecution or defense of any action or proceeding related to the subject matter of this Security Agreement; and then to the Obligations in such order and as to principal or interest as Seller may desire; and Purchaser shall at all times be and remain liable and, after crediting the net proceeds of sale or other disposition as aforesaid, will pay Seller on demand any deficiency remaining, including interest thereon and the balance of any expenses at any time unpaid, with any surplus to be paid to Purchaser, subject to any duty of Seller imposed by law to the holder of any subordinate security interest in the Collateral known to Seller.

     (b) Appropriate, set off and apply for the payment of any or all of the Obligations, any and all balances, sums, property, claims, credits, deposits, accounts, reserves, collections, drafts, notes or other items or proceeds of the Collateral in or coming into the possession of Seller or her agents and belonging or owing to Purchaser, without notice to Purchaser, and in such manner as Seller may in its discretion determine.

     (c) Any of the records of the Collateral received by Purchaser shall not be commingled with other property of Purchaser, but shall be segregated, held by Purchaser in trust for Seller as the exclusive property of Seller, and Purchaser will immediately deliver to Seller the identical checks, moneys or other proceeds of the Collateral received, and Seller shall have the right to endorse the name of Purchaser on any and all checks, or other forms of remittance received, where such endorsement is required to effect collection. Purchaser hereby designates, constitutes and appoints Seller and any designee or agent of Seller as attorney-in-fact of Purchaser, irrevocably and with power of substitution, with authority to receive, open and dispose of all mail addressed to Purchaser, to notify the Post Office authorities to change the address for delivery of mail addressed to Purchaser, to such address as Seller may designate; to endorse the name of Purchaser on any notes, acceptances, checks, drafts, money orders or other evidences of payment or proceeds of the Collateral that may come into Lender's possession; to sign the name of Purchaser on any invoices, documents, drafts against Account Debtors of Purchaser, assignments, requests for verification of accounts and notices to debtors of Purchaser; to execute any endorsements, assignments or other instruments of conveyance or transfer; and to do all other acts and things necessary and advisable in the sole discretion of Seller to carry out and enforce this Security Agreement. All acts of said attorney or designee are hereby ratified and approved, and said attorney or designee shall not be liable for any acts of commission or omission nor for any error of judgment or mistake of fact or law. This power of attorney being coupled with an interest is irrevocable while any of the Obligations shall remain unpaid.

8. Notice. Any notice of any sale, lease, other disposition or other intended action by Seller shall be deemed reasonable if it is in writing and deposited in the United States mail ten (10) days in advance of the intended disposition or other intended action, first class postage prepaid, and addressed to Purchaser at its address set forth below, or any other address designated in a written notice by Purchaser previously received by Seller.

          (i)  If to Seller at:      P.O. Box 654
                                     Sterling, Illinois 61081

          (ii) If to Purchaser at:   355, 10333 Southport Road,
                                     SW Calgary, Alberta, T2W 3X6
                                     Attn: Primo Podorieszach

9. Law Governing This Agreement and the rights and Obligations of the parties hereunder shall be construed and interpreted in accordance with the law of the State of Illinois applicable to agreements made and to be wholly performed in such state.

10. Duration This Security Agreement shall remain in effect from the date first above mentioned until all of the Obligations have been fully satisfied.

12. Assigns This Security Agreement and all rights and liabilities hereunder and in and to any and all Collateral shall inure to the benefit of Seller and their successors and assigns, and shall be binding on Purchaser and Purchaser's heirs, executors, administrators, successors and assigns.

Purchaser acknowledges that this Security Agreement is and shall be effective upon execution by Purchaser and delivery to and acceptance hereof by Seller, and it shall not be necessary for Seller to execute any acceptance hereof or otherwise to signify or express its acceptance hereof to Purchaser.

PURCHASER:                              SELLER:

ADDISON YORK INSURANCE BROKERS, LTD.    SCHUNEMAN INSURANCE AGENCY, INC.


By: "Primo Podorieszach"                By: "Ron Hartz"
    ---------------------------------       ------------------------------------
Its: President and CEO                      Ron Hartz


                                            "Bill N. Feather"
                                            ------------------------------------
                                            Bill N. Feather

                                    EXHIBIT A

"Purchased Assets" means, subject to paragraph 2.03 herein, all of the assets, property mad rights of any kind and description owned and used by Schuneman or held by it for use in, or in respect of the operations of, the Business wherever such assets, property or rights are located as of the Effective Date hereof including, without limitation, the following assets, properties and rights:

          (i) all rights, title and interest of Schuneman in, to and under all Assumed Contracts, contracts, leases, agreements, engagements, conimitments including unfilled orders received by Schuneman in connection with the Business and other rights of or pertaining to the Business as are specifically accepted by the Purchaser in writing, whether written or unwritten, provided that the Purchaser shall in no event be liable or responsible for any liabilities or obligations thereunder which shall be in existence at, or accruing for or during the period prior to, the Closing Date except as otherwise agreed in this Agreement;

          (ii) all fixed assets, equipment, supplies, inventory of and pertaining to and used in the Business, including without limiting the generality of the foregoing, all furniture, furnishings, fixtures, leasehold improvements (whether or not fixtures), mad all other materials and accessories, goods, chattels and effects of all kinds utilized by Schuneman in connection with the operation of the Business including, without limitation, computer hardware, credit card verification equipment, computer software and accounting systems (collectively the "Fixed Assets");

          (iii) the right of Schuneman to carry on the Business under the names of "Schuneman Insurance Agency" and the right to use any other words or tradenames of Schuneman indicating that the Business is so carried on;

          (iv) the goodwill of Schuneman in the Business ("Goodwill") including, without limitation, the rights granted to the Purchaser in respect of, inter alia, the names "Schuneman Insurance Agency" for use in the Business, the right of Schuneman to retain and use all of the Business' present telephone numbers, listings and advertisements as listed in the current telephone directory for all locations where the Business is conducted and all licenses, permits and other required authorizations issued by any governmental body, which are required in the continued operation of the Business and which are assignable, and the list of customers of and suppliers to the Business, and to the extent they exist and are capable of being assigned any and all customer profiles and customer databases and all advertising signs, registered and unregistered trademarks, trade or brand names, service marks, copyrights, franchises, technology or other processes pertaining to the Business;

          (v) all of Schuneman's Business records necessary to enable the Purchaser to renew the Purchased Book of Business (as defined in section 1.01 (p)(vii) below);

          (vi) all Intellectual Property related to the Business;

          (vii) all of the Business, including, but not limited to, the life, health, bond, and property and casualty insurance business (both personal and commercial lines) and renewals and expirations thereof, together with all written or otherwise recorded documentation, data or information relating to the Business, whether compiled by Schuneman or by other agents or employees of Schuneman, including, but not limited to: (i) lists of insurance companies and record s pertaining thereto; (ii) customer lists, prospect lists, policy forms, and/or rating information, expiration dates, information on risk characteristics, information concerning insurance markets for large or unusual risks, and all other types of written or otherwise recorded information customarily used by Schuneman or available to Schuneman, including all other records of and pertaining to the accounts and customers of Schuneman, past and present, including, but not limited to, the active insurance customers of Schuneman (collectively, the "Purchased Book of Business");

          (viii) All other assets of Schunemma relating or pertaining to the Purchased Book of Business, including (i) computer disks, servers, software, databases (whether in the form of computer tapes or otherwise), related object and source codes, and associated manuals, and any other records or media of storage or programs for retrieval of information pertaining to the Purchased Book of Business, (ii) all supplies and materials, including promotional and advertising materials, brochures, plans, supplier lists, manuals, handbooks, and related written data and information, (iii) customer and other deposits and prepayments,
               (iv) transferable approvals, permits, licenses, orders, registrations, certificates, variances and similar rights obtained from governments and governmental agencies to own and operate the Business and Purchased Assets; mad

          (ix) the Client Files and book of business;

          (x) all rights, title and interest of Schuneman in, to and under all contracts, leases, agreements, engagements, commitments mad all commission revenue derived by Schuneman from joint venture or revenue processing agreements with third parties; and

          (xi) All Commission Revenue on installments of agency bill policies billed or effective on or after the Effective Date shall be the property of the Purchaser, regardless of when actually received. All Commission Revenue on direct bill policies actually received from insurance carriers or intermediaries on or after the Effective Date shall be the property of the Purchaser, regardless of when billed by the insurance carrier or intermediary. The Purchaser shall be entitled to all Contingency Revenues and/or override commissions received on or after the Effective Date, regardless of when earned. All additional commissions, return commissions or charge-backs for uncollected premiums as a result of audits by insurance carriers or intermediaries conducted before the Closing Date or concerning matters arising before the Closing Date shall be the property or the responsibility of Schuneman, whether credit or debit, and regardless of effective date, and all additional commissions, return commissions or charge-backs for uncollected premiums as a result of audits by insurance carriers or intermediaries conducted after the closing Date and concerning matters arising after the Closing Date shall be the property or the responsibility of the Purchaser, whether credit or debit, and regardless of effective date.

THIS AGREEMENT IS MADE EFFECTIVE as at the 1st day of January, 2005

BETWEEN:

                      ADDISON YORK INSURANCE BROKERS, LTD.
               a body corporate incorporated pursuant to the laws
                            of the State of Delaware,
                  (hereinafter referred to as the "Purchaser")

                                       and

                         SCHUNEMAN INSURANCE AGENCY INC.
                          a body corporate incorporated
                  pursuant to the laws of the State of Illinois
                    (hereinafter referred to as "Schuneman")

                                       and

                                    RON HARTZ
                       a resident of the State of Illinois
                      (hereinafter referred to as "Hartz")

                                       and

                                 BILL N. FEATHER
                       a resident of the State of Illinois
                     (hereinafter referred to as "Feather")

WHEREAS Schuneman has its principal offices in the State of Illinois and is primarily engaged in the insurance brokerage business in Illinois under the name of "Schuneman Insurance Agency" (the "Business"), and wishes to sell to the Purchaser substantially all of its Business' assets, including without limiting the generality of the foregoing, the Client Files and Book of Business owned or processed by Schuneman and the Purchaser desires to acquire such assets upon the terms and conditions expressed in this Agreement;

AND WHEREAS Hartz and Feather own all of the outstanding capital stock of Schuneman and currently operate and manage the affairs of Schuneman (in their capacities as officers and directors as the case may be) and will provide certain non-competition, indemnification and other assurances to the Purchaser as a material inducement for Purchaser to enter into this transaction;

NOW THEREFORE in consideration of the premises and the mutual agreements and covenants herein contained, and for other good and valuable consideration, the Parties covenant and agree as follows:

1.00 - DEFINITIONS

1.01 In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following words and terms shall have the respective meanings ascribed to them as follows:

     (a) "Adverse Consequences" means all charges, complaints, actions, suits, proceedings, hearings, investigations, claims, demands, judgments, orders, decrees, stipulations, injunctions, damages, dues, penalties, fines, costs, amounts paid in settlement, liabilities (whether known or unknown, whether absolute or contingent, whether liquidated or unliquidated, and whether due or to become due), obligations, taxes, liens, losses, expenses, and fees, including all reasonable attorneys' fees and court costs;

     (b) "Assumed Contracts" shall mean any right, title, interest, entitlement or benefit of Schuneman under or in respect of any contract, agreement, non-competition contract, lease, engagement, commitments including unfilled orders received by Schuneman in connection with the Business or license which is applicable to the Business and specifically assumed by the Purchaser to the extent the same may be assignable to the Purchaser;

     (c) "Carrier Appointment" means that the Purchaser has received written notification from an insurance carrier or wholesaler, as the case may be, stating that the Purchaser is an authorized agent of the insurance carrier or wholesaler for the sale of its insurance products;

     (d) "Client Files" shall mean all business files, customer lists and other records applicable to the Business including, without limiting the generality of the foregoing, all client files and policies owned by Schuneman and which reasonably would result in Earned Commissions for Schuneman prior to this sale and are expected to result in Earned Commissions for the Purchaser thereafter; all lapsed client files which relate to former clients of the Business and all records, documents, computer tapes and disks and related electronic data in which or by which any such Business files, customer lists, lapsed client files or other records applicable to the Business are stored or kept;

     (e) "Closing Date" means the 1st day of January, 2005, or such other date as shall be mutually agreed to by the parties in writing;

     (f) "Closing Time" means 2:00 o'clock a.m. Eastern Standard time, on the Closing Date or such other time on such date as the parties may agree as the time at which the Closing shall take place;

     (g) "Commission Revenue" means all commissions and fees relating to the sale and brokerage of insurance products and services. Commission Revenue generated from any one account shall not be included more than once in any twelve-month period. Direct bill Commission Revenue is recognized when received from the insurance carrier and agency bill Commission Revenue is recognized on the effective date of the policy installment.

     (h) "Earned Commissions" shall mean the Commission Revenue attributable to policies sold by Schuneman and/or payable under agreements with insurers. Notwithstanding the foregoing, the Earned Commissions shall not include any:

          (i)  Contingency Revenues;

          (ii) revenues derived by the Purchaser from joint venture or revenue processing agreements;

          (iii) life insurance revenues;

          (iv) interest income; or

          (v)  finance charges;

     (i) "Contingency Revenue" means those commissions and/or override commissions paid to the Purchaser by insurance companies based upon the volume, growth and or profitability of insurance business placed with such insurance companies by the Purchaser;

     (j)  "Effective Date" means January 1st, 2005;

     (k) "Environmental, Health, And Safety Laws" means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Resource Conservation and Recovery Act of 1976, and the Occupational Safety and Health Act of 1970, each as amended, together with all other laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder) of federal, state, local, and foreign governments (and all agencies thereof) concerning pollution or protection of the environment, public health and safety, or employee health and safety, including laws relating to emissions, discharges, releases, or threatened releases of pollutants, contaminants, or chemical, industrial, hazardous, or toxic materials or wastes into ambient air, surface water, ground water, or lands or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of pollutants, contaminants, or chemical, industrial, hazardous, or toxic materials or wastes;

     (l) "Escrow Agent" means Ward, Murray, Pace & Johnson, P.C., barristers and solicitors, located at 202 East Fifth Street, P.O. Box 400, Sterling, Illinois, 61081;

     (m) "Intellectual Property" means (A) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (B) all trademarks, service marks, trade dress, logos, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (C) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (D) all mask works and all applications, registrations, and renewals in connection therewith, (E) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (F) all computer software (including data and related documentation), (G) all other proprietary rights, and (H) all copies and tangible embodiments thereof (in whatever form or medium);

     (n) "Intercreditor Agreement"means a debt subordination and intercreditor agreement dated concurrently herewith and made between FCC, LLC, Oak Street Funding LLC, the Purchaser and Schuneman;

     (o) "Non-Competition Agreement" means those agreements respecting competition by Schuneman, Hartz and Feather;

     (p)  "Premises" means 2706 Woodlawn Road, Sterling, Illinois;

     (q) "Purchased Assets" means all of the assets, property and rights of any kind and description owned and used by Schuneman or held by it for use in, or in respect of the operations of, the Business wherever such assets, property or rights are located as of the Effective Date hereof including, without limitation, the following assets, properties and rights:

          (i) all rights, title and interest of Schuneman in, to and under all Assumed Contracts, contracts, leases, agreements, engagements, commitments including unfilled orders received by Schuneman in connection with the Business and other rights of or pertaining to the Business as are specifically accepted by the Purchaser in writing, whether written or unwritten, provided that the Purchaser shall in no event be liable or responsible for any liabilities or obligations thereunder which shall be in existence at, or accruing for or during the period prior to, the Closing Date except as otherwise agreed in this Agreement;

          (ii) all fixed assets, equipment, supplies, inventory of and pertaining to and used in the Business, including without limiting the generality of the foregoing, all furniture, furnishings, fixtures, leasehold improvements (whether or not fixtures), and all other materials and accessories, goods, chattels and effects of all kinds utilized by Schuneman in connection with the operation of the Business including, without limitation, computer hardware, credit card verification equipment, computer software and accounting systems (collectively the "Fixed Assets");

          (iii) the right of Schuneman to carry on the Business under the names of "Schuneman Insurance Agency" and the right to use any other words or tradenames of Schuneman indicating that the Business is so carried on;

          (iv) the goodwill of Schuneman in the Business ("Goodwill") including, without limitation, the rights granted to the Purchaser in respect of, inter alia, the names "Schuneman Insurance Agency" for use in the Business, the right of Schuneman to retain and use all of the Business' present telephone numbers, listings and advertisements as listed in the current telephone directory for all locations where the Business is conducted and all licenses, permits and other required authorizations issued by any governmental body, which are required in the continued operation of the Business and which are assignable, and the list of customers of and suppliers to the Business, and to the extent they exist and are capable of being assigned any and all customer profiles and customer databases and all advertising signs, registered and unregistered trademarks, trade or brand names, service marks, copyrights, franchises, technology or other processes pertaining to the Business;

          (v) all of Schuneman's Business records necessary to enable the Purchaser to renew the Purchased Book of Business (as defined in section 1.01(p)(vii) below);

          (vi) all Intellectual Property related to the Business;

          (vii) all of the Business, including, but not limited to, the life, health, bond, and property and casualty insurance business (both personal and commercial lines) and renewals and expirations thereof, together with all written or otherwise recorded documentation, data or information relating to the Business, whether compiled by Schuneman or by other agents or employees of Schuneman, including, but not limited to: (i) lists of insurance companies and records pertaining thereto; (ii) customer lists, prospect lists, policy forms, and/or rating information, expiration dates, information on risk characteristics, information concerning insurance markets for large or unusual risks, and all other types of written or otherwise recorded information customarily used by Schuneman or available to Schuneman, including all other records of and pertaining to the accounts and customers of Schuneman, past and present, including, but not limited to, the active insurance customers of Schuneman (collectively, the "Purchased Book of Business");

          (viii) All other assets of Schuneman relating or pertaining to the Purchased Book of Business, including (i) computer disks, servers, software, databases (whether in the form of computer tapes or otherwise), related object and source codes, and associated manuals, and any other records or media of storage or programs for retrieval of information pertaining to the Purchased Book of Business, (ii) all supplies and materials, including promotional and advertising materials, brochures, plans, supplier lists, manuals, handbooks, and related written data and information, (iii) customer and other deposits and prepayments,
               (iv) transferable approvals, permits, licenses, orders, registrations, certificates, variances and similar rights obtained from governments and governmental agencies to own and operate the Business and Purchased Assets; and (v) the Client Files and book of business;

          (ix) all rights, title and interest of Schuneman in, to and under all contracts, leases, agreements, engagements, commitments and all commission revenue derived by Schuneman from joint venture or revenue processing agreements with third parties; and

          (x) All Commission Revenue on installments of agency bill policies billed or effective on or after the Effective Date shall be the property of the Purchaser, regardless of when actually received. All Commission Revenue on direct bill policies actually received from insurance carriers or intermediaries on or after the Effective Date shall be the property of the Purchaser, regardless of when billed by the insurance carrier or intermediary. The Purchaser shall be entitled to all Contingency Revenues and/or override commissions received on or after the Effective Date, regardless of when earned. All additional commissions, return commissions or charge-backs for uncollected premiums as a result of audits by insurance carriers or intermediaries conducted before the Closing Date or concerning matters arising before the Closing Date shall be the property or the responsibility of Schuneman, whether credit or debit, and regardless of effective date, and all additional commissions, return commissions or charge-backs for uncollected premiums as a result of audits by insurance carriers or intermediaries conducted after the Closing Date and concerning matters arising after the Closing Date shall be the property or the responsibility of the Purchaser, whether credit or debit, and regardless of effective date.

     But excludes those items set forth in paragraph 2.03 herein.

     (r) "Tax" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Section 59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not;

     (s) "Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes arising from the operation of the Business or the ownership of the Purchased Assets, including any schedule or attachment thereto, and including any amendment thereof;

1.02 The following are the Schedules which are to be attached to and are incorporated into this Agreement by reference and are deemed to be a part hereof:

     Schedule "A" Permitted Encumbrances.

1.03 Unless otherwise indicated, all dollar amounts referred to in this Agreement are in United States funds.

1.04 Any references herein dealing with federal or state legislation, rules, regulations or codes shall be deemed to be a reference to those federal or state legislation, rules, regulations or codes as amended from time to time.

2.00 - THE ACQUISITION

2.01 At the Effective Date, and upon and subject to the terms and conditions of this Agreement, the parties mutually covenant and agree as follows:

     (a) Schuneman shall sell, convey and assign to Purchaser all right, title and interest of Schuneman in and to the Purchased Assets free and clear of all liens, pledges, security interests, charges, restrictions or encumbrances of any nature whatsoever, except for those described in Schedule "A" annexed hereto; and

     (b) Purchaser shall purchase and accept the Purchased Assets from Schuneman and assume the Assumed Contracts in exchange for the consideration described in Article 3.00.

2.02 On the Effective Date, Purchaser shall assume all of the obligations and liabilities first arising or occurring under the Assumed Contracts after the Closing Date. Except for these obligations, the Purchaser shall not assume or be deemed to have assumed any liability or obligation of Schuneman whatsoever.

2.03 Schuneman does not agree to sell or assign, and Purchaser does not agree to purchase or assume, any assets, liabilities and obligations not described in paragraphs 2.01 or 2.02 of this Agreement. Without limiting the foregoing and notwithstanding anything to the contrary set forth herein, Purchaser shall not purchase or assume any of the following:

     (a) Schuneman's cash in hand or in banks and other readily liquid working capital as of the close of business on the Effective Date, including Schuneman's accounts and other receivables, money market certificates, stocks, bonds, and Schuneman's automobiles and other vehicles;

     (b) Schuneman's claims, refunds, causes of action, choses in action, rights of recovery, rights of set off, and rights or recoupment (including any such right relating to the payment of

          Taxes) except those relating to the Purchased Assets or the Business arising after the Effective Date;

     (c) any contract, lease or other obligation that relates to the Purchased Assets or the Business and is not otherwise assigned to Purchaser under this Agreement or (ii) any contract, lease or other obligation whatsoever not relating to the Purchased Assets or the Business;

     (d) Schuneman's corporate charter, taxpayer and other identification numbers, seals, minute books, stock transfer books, blank stock certificates, and other documents relating to the organization, maintenance, and existence of Schuneman as a corporation or (ii) any of the rights of Schuneman under this Agreement;

     (e) any duty or liability of any type whatsoever with respect to any employee or to any pension or profit sharing plan or other employee benefit; or

     (f) any liability for income, transfer, sales, use, and other Taxes, including any such Taxes arising in connection with the consummation of the transactions contemplated hereby (including any Taxes arising because Schuneman is transferring the Purchased Assets), (ii) any liability of Schuneman for the unpaid Taxes of any person or entity under United States Treasury Regulation 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise, (iii) any obligation of Schuneman to indemnify any person or entity (including any shareholder) by reason of the fact that such person or entity was a director, officer, employee, or agent of Schuneman or was serving at the request of any such entity as a partner, director, officer, employee, or agent of another entity (whether such indemnification is for judgments, damages, penalties, fines, costs, amounts paid in settlement, losses, expenses, or otherwise and whether such indemnification is pursuant to any statute, charter document, bylaw, agreement, or otherwise), (iv) any liability of Schuneman for costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, or (v) any liability or obligation of Schuneman under this Agreement (or under any related agreement between Schuneman on the one hand and Purchaser on the other hand entered into on or after the date of this Agreement).

2.04 The consummation of the purchase and sale of the Purchased Assets shall take place by way of the mutual exchange of documents (by facsimile and courier) under appropriate trust conditions at the Closing Time on the Closing Date at the offices of the Demiantschuk, Milley Burke & Hoffinger (the Purchaser's counsel), unless another date or place is agreed to in writing by the parties hereto.

3.00 - CONSIDERATION AND METHOD OF PAYMENT

3.01 Subject to the terms and conditions of this Agreement, Schuneman hereby sells, assigns and transfers to the Purchaser and the Purchaser hereby buys from Schuneman the Purchased Assets for the maximum aggregate sum of $1,320,000 (the "Purchase Price").

3.02 For all purposes (including federal and state income tax purposes), the parties agree to allocate the aggregate of the Purchase Price (as adjusted pursuant to the "Adjustment" as defined herein) among the Purchased Assets as follows (the "Allocation"): (i) $30,000 shall be allocated to the Fixed Assets owned by Schuneman; (ii) $26,000 shall be allocated equally to the non-competition covenants of Hartz and Feather as set forth in the Non-Competition Agreements; (iii) $2,000 shall be allocated to the non-competition covenant of Schuneman as set forth in the Non-Competition

     Agreements; (iv) $1,076,000 shall be allocated to the Goodwill, and (v) $186,000 shall be allocated to the Purchased Book of Business. Each of Purchaser and Schuneman shall file, in accordance with the Internal Revenue Code of 1986, as amended (the "Code"), an Asset Acquisition Statement on Form 8594 with its federal income tax return for the tax year in which the Closing Date occurs, and shall contemporaneously provide the other party with a copy of the Form 8594 being filed. The Form 8594 shall be consistent with the Allocation. Each of Purchaser and Schuneman also shall file any additional Forms 8594 from time to time as are required to reflect any Adjustment to the Purchase Price as required hereunder or any alteration in the allocation required by the Purchaser's auditor, and again shall contemporaneously provide the other party with a copy of the additional Form 8594 being filed. If there is an Adjustment in the Purchase Price resulting from the application of Article 3.00 hereof, then the amounts allocated herein shall each be reduced by a corresponding amount having regard to their present ratios to the Purchase Price. The final version of each additional Form 8594 as agreed to by Purchaser and Schuneman shall be timely filed by each of Purchaser and Schuneman. All indemnification payments made pursuant to Article 6.00 hereof shall be treated as adjustments to the Purchase Price.

3.03 The Purchase Price shall be subject to Adjustment (as more particularly set forth in this Article 3.00) and be paid as follows:

     (a) $165,000 on the Closing Date which shall be disbursed and distributed as follows:

          (i) $30,000 shall be disbursed to Schuneman or to the account of Schuneman in full and final payment for the Fixed Assets;

          (ii) $2,000 shall be disbursed to Schuneman or to the account of Schuneman in full and final payment for the Non-Competition Agreement;

          (iii) $13,000 shall be disbursed to Hartz or to the account of Hartz in full and final payment for the Non-Competition Agreement;

          (iv) $13,000 shall be disbursed to Feather or to the account of Feather in full and final payment for the Non-Competition Agreement; and

          (v) $107,000 shall be disbursed to Schuneman (as a partial payment for the Purchased Assets excluding the Fixed Assets), which sum, or so much as is necessary, shall be used by Schuneman to pay out any and all amounts owing by Schuneman to Donald Molitor and Sauk Valley Bank & Trust Co.; and

     (b) on the Closing Date, the Purchaser shall provide the Escrow Agent with: (i) a promissory note drawn in favour of Schuneman in the principal amount of $1,155,000 (the "Promissory Note"); and (ii) a promissory note drawn in favour of Schuneman in the principal amount of $312,124 (the "Note"). The Promissory Note and the Note shall be held by the Escrow Agent and dealt with in accordance with the terms of paragraph 3.04 and the Escrow Agreement.

3.04 The Promissory Note and the Note shall be dealt with in accordance with the following terms:

     (a) within 5 days of the end of the 38th month after the Closing Date, the Purchaser shall prepare a Purchase Price reconciliation to show the actual Earned Commissions from the Business. If the actual Earned Commission revenue from the Business for the one year period beginning on January 1, 2007 and ending on December 31, 2007 (the "Period") is greater than or equal to $660,000, then the Purchase Price shall be crystalized at

          $1,320,000 and no further Adjustment (as defined herein) shall be made to the Purchase Price;

     (b) if the actual Earned Commission revenue from the Business for the Period is less than $660,000, then within 5 days of the end of the 38th month after the Closing Date, the Purchaser shall prepare a Purchase Price reconciliation to show the actual Earned Commissions from the Business for the Period and the Purchase Price and Promissory Note will be adjusted downward in accordance with the following formula:

               (Earned Commissions from the Period x 2) - $1,320,000 = the "Adjustment"

          if after the application of the formula the Adjustment results in a negative number, then the Purchase Price and the principal amount of the Promissory Note shall be reduced by an amount equal to that negative number. For greater clarification, the Adjustment cannot have the effect of increasing the Purchase Price, the Adjustment can only lower the Purchase Price;

     (c) if after the Adjustment is determined, there is no reduction in the Purchase Price, then there shall be no changes made to the Promissory Note or the Note by the Escrow Agent;

     (d) if after the Adjustment is determined, there is a reduction in the Purchase Price, then the Escrow Agent shall amend the Promissory Note by reducing the principal amount thereof (and, after taking into account any and all sums paid to Schuneman pursuant to the Promissory Note up to and including the date of the Adjustment, any installments and amortization schedules related thereto) by the amount of the Adjustment as determined in accordance with paragraph 3.04(b);

     (e) if after the Adjustment is determined, there is a reduction in the Purchase Price, then the Escrow Agent shall amend the Note by reducing the principal amount thereof (The "New Principal Amount") and, after taking into account any and all sums paid to Schuneman pursuant to the Note up to and including the date of the Adjustment, any installments and amortization schedules related thereto, in accordance with the following formula:

               New Principal Amount = interest on the Purchase Price as adjusted by the Adjustment, calculated at 8% per annum, compounded annually, over a period of 36 months;

     (f) the Adjustments to be made pursuant to this paragraph shall be made within 38 months of the Closing Date; and

     (g) the Parties agree that the Earned Commission Revenues over the Period from the Business shall be calculated on a pre-tax basis.

3.05 In order to secure the payments to be made to Schuneman in accordance with the terms of the Promissory Note and the Note, the Purchaser agrees to grant to Schuneman a security interest in the Purchased Assets and to provide Schuneman with a Security Agreement in respect of those Purchased Assets (the "Security").

3.06 Schuneman hereby covenants and agrees with the Purchaser that any and all payments due, any and all obligations owing and any and all Security taken or granted pursuant to the Promissory Note, the Note or Security Agreement shall be subordinate to any and all senior debt financing (including, without limiting the generality of the foregoing, loans or advances made by or to be made by Oak Street Funding LLC and FCC LLC - the "Senior Lenders"), whether present or future, which has been or may be obtained by the Purchaser now or at any time into the future, and

     Schuneman hereby agrees to execute and deliver an Intercreditor Agreement and such further agreements as may reasonably be requested by the Senior Lenders in order to give effect to this paragraph.

3.07 Schuneman may, from time to time and during normal business hours, employ a professionally qualified independent third party auditor (acceptable to the Purchaser) to audit the books and records of the Purchaser which relate to the Business and Purchased Assets in order to verify the amounts of the Adjustment. If the audit discloses a discrepancy unfavourable to Schuneman in the Adjustment of three per cent (3%) or more, then the Purchaser shall promptly pay for the cost of the audit and shall make or cause to be made all of the necessary adjustments as disclosed in the audit to the Adjustment. If the audit discloses a discrepancy in the payments (or the timing thereof) to be made to Schuneman in accordance with the terms of the Promissory Note or the Note, then the Purchaser shall promptly pay for the cost of the audit and shall forthwith bring all of the payments due under the Promissory Note and the Note up to date in accordance with the results of the audit and the terms of the Promissory Note or the Note as the case may be. If the audit discloses a discrepancy unfavourable to Schuneman in the Adjustment of less than three per cent (3%) or if the audit does not disclose a discrepancy in the payments (or the timing thereof) to be made to Schuneman in accordance with the terms of the Promissory Note or the Note, then Schuneman shall be responsible for the costs of the audit. In addition and so long as obligations remain owing to Schuneman pursuant to the Promissory Note or the Note, Schuneman and its agents, heirs, administrators, executors or assigns may, from time to time and during normal business hours inspect the books and records of the Purchaser which relate to the Business and Purchased Assets in order to verify the Earned Commission revenue of the Business.

3.08 All rights of Adjustment and set off set forth in Article 3.00 shall survive the completion of this Agreement.

4.00 - REPRESENTATIONS, WARRANTIES AND COVENANTS

4.01 Subject to the fulfilment of the Conditions Precedent set out in paragraphs 7.01(k) and 7.02, the Purchaser represents and warrants to Schuneman as follows:

     (a) Purchaser is a corporation organized and in good standing under the laws of Delaware, and its status is active. Purchaser has all requisite corporate power and authority and all necessary governmental approvals to own, lease, and operate its properties and to carry on its business as now being conducted and as proposed to be conducted. Purchaser is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased, or operated by it or the nature of the business conducted by it or as proposed to be conducted by it makes such qualification or licensing necessary;

     (b) Purchaser has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement, and the consummation of the Agreement and the other transactions contemplated hereby, have been duly authorized by all necessary corporate action on the part of Purchaser. This Agreement has been duly executed and delivered by Purchaser, and, assuming this Agreement constitutes a valid and binding obligation of Schuneman, constitutes a valid and binding obligation of Purchaser, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization or similar laws from time to time in effect which offset creditors' rights generally and general equitable principles (regardless of whether the issue of enforceability is considered in a proceeding in equity or in law);

     (c) Neither the execution, delivery, or performance of this Agreement by Purchaser nor the consummation by Purchaser of the transactions contemplated hereby nor compliance by Purchaser with any of the provisions hereof will (a) conflict with or result in any breach of any provision of the Articles of Incorporation or the Bylaws of Purchaser, (b) require any filing with, or authorization, consent, or approval of, any Governmental Authority except for necessary reports and other filings in accordance with the terms of paragraph 7.02, (c) result in a violation or breach of, or constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice or consent any of the terms, conditions, or provisions of any agreement or other instrument or obligation to which Purchaser is a party or by which Purchaser or its properties or assets may be bound;

     (d) There is no suit, claim, action, proceeding, or investigation pending or, to the knowledge of Purchaser, threatened against Purchaser or its affiliates before any Governmental Authority that is reasonably likely to have a material adverse effect on Purchaser or would prevent Purchaser from consummating the transactions contemplated by this Agreement. Purchaser is not subject to any outstanding order, writ, injunction or decree which, insofar as can be reasonably foreseen, individually or in the aggregate, in the future would have a material adverse effect on Purchaser or would prevent Purchaser from consummating the transactions contemplated hereby. No voluntary or involuntary petition in bankruptcy, receivership, insolvency or reorganization with respect to Purchaser, or petition to appoint a receiver or trustee of Purchaser's property, has been filed by or against Purchaser, nor shall Purchaser file such a petition prior to the Closing Date or for one hundred (100) days thereafter, and if such petition is filed by others, the same shall be promptly discharged. Purchaser has not made any assignment for the benefit of creditors or admitted in writing insolvency or that its property at fair valuation shall not be sufficient to pay its debts; and

     (e) None of the representations and warranties set forth in this Agreement, notwithstanding any investigation thereof by Schuneman, contains any untrue statement of a material fact, or omits the statement of any material fact necessary to render the statements made not materially misleading.

4.02 Schuneman, Hartz and Feather, jointly and severally, hereby represent, warrant and covenant to the Purchaser and acknowledge that the Purchaser is relying on such representations, warranties and covenants in connection with its purchase of the Purchased Assets, that:

     (a) Hartz and Feather own and hold all of the outstanding shares of the capital stock of Schuneman and there are no outstanding warrants, options or rights to acquire additional shares of the capital stock of Schuneman;

     (b) To the best of the knowledge of Hartz, Feather and Schuneman, acting reasonably and prudently, the unaudited consolidated balance sheet and consolidated statements of income and changes in shareholders' equity as of and for the fiscal years ended December 31st, 2003, 2002 and 2001 (the "Most Recent Fiscal Year End") and the unaudited consolidated balance sheet and consolidated statements of income (the "Most Recent Financial Statements") as of and for the 10 months ended October 31st, 2004 (the "Most Recent Fiscal Month End") collectively referred to herein as the "Financial Statements" have been prepared on a compilation and consistent basis throughout the periods covered thereby, present fairly the financial condition of Schuneman, including assets and liabilities (whether accrued, absolute, contingent or otherwise) as of such dates and the results of operations of Schuneman for such periods, are materially correct and complete, and are materially consistent with the books and records of Schuneman (which books and records are correct and complete);

     (c) Schuneman has filed all Tax Returns that it was required to file. All such Tax Returns were correct and complete in all material respects. All Taxes owed by Schuneman (whether or not shown on any Tax Return) have been paid, or Schuneman has made adequate provision for the payment therefor. Schuneman currently is not the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where Schuneman does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no security interests on any of the assets of Schuneman that arose in connection with any failure (or alleged failure) to pay any Tax;

     (d) Schuneman has withheld and paid all Taxes required to have been withheld and paid, if any, in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party;

     (e) There is no material dispute or claim concerning any Tax liability of Schuneman either (i) claimed or raised by any authority in writing or
          (ii) as to which Schuneman has knowledge based upon personal contact with any agent of such authority. Schuneman has delivered to Purchaser correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by Schuneman since December 31st, 2003;

     (f) Schuneman has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency;

     (g) Schuneman has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code
          Section 6662. Schuneman is not a party to any Tax allocation or sharing agreement. Schuneman (i) has not been a member of an affiliated group within the meaning of Code Section 1504(a) of the Code, and (ii) has not had any liability for the Taxes of any person or entity under United States Treasury Regulation 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise;

     (h) The unpaid Taxes of Schuneman (i) did not, as of the Most Recent Fiscal Month End, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheet (rather than in any notes thereto) included in the Most Recent Financial Statements and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of Schuneman in filing its Tax Returns;

     (i) Schuneman shall promptly pay the applicable state sales and use taxes imposed with respect to the sale and transfer of the Purchased Assets from Schuneman to the Purchaser pursuant to this Agreement. Schuneman shall prepare the sales tax return and submit it to the Purchaser at least seven (7) business days before its due date. The Purchaser shall have five (5) business days to approve the return, such approval not to be unreasonably withheld. Failure to disapprove during such five (5) business day period shall be deemed approval. Schuneman shall be obligated to timely file the return and pay the tax. Failure by Schuneman to timely file the return or pay the tax due shall result in Schuneman bearing the penalties and interest associated with such late payment or filing, regardless of whether assessed against Schuneman ot the Purchaser by the taxing authorities.

     (j) Schuneman is a corporation organized and in good standing under the laws of the State of Illinois and its status is active. Schuneman has all requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as now being conducted. Schuneman is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the conduct of its insurance agency business requires it to be so qualified.

     (k) Schuneman has the requisite corporate power and authority to enter into, execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate action on the part of Schuneman, the officers and the shareholders, including without limitation Schuneman's board of directors.

     (l) This Agreement has been, and the other agreements, documents and instruments required to be delivered by Schuneman in accordance with the provisions hereof (collectively, the "Schuneman's Documents") shall be, duly executed and delivered by duly authorized officers of Schuneman on behalf of Schuneman, and this Agreement constitutes, and Schuneman's Documents when executed and delivered shall constitute, the legal, valid and binding obligations of Schuneman, enforceable against Schuneman in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization or similar law from time to time in effect which offset creditors' rights generally and general equitable principles (regardless of whether the issue of enforceability is considered in a proceeding in equity or in law).

     (m) no person or entity (except the Purchaser pursuant to this Agreement) has any agreement, option, right or privilege capable of becoming of an agreement or option for the acquisition of any of the Purchased Assets of Schuneman;

     (n) since the Most Recent Fiscal Month End, Schuneman has carried on the Business in the usual, regular and ordinary course in substantially the manner heretofore conducted and has taken no unusual actions with respect to the Business or the Purchased Assets in contemplation of this transaction, except with the consent of Purchaser. All of Schuneman's accounts payable, including accounts payable to insurance carriers, are current and reflected properly on its books and records, and shall be paid in accordance with their terms at their recorded amounts. Without limiting the generality of the foregoing, since the Most Recent Fiscal Month End:

          (i) Schuneman has not sold, leased, transferred, or assigned any of its assets, tangible or intangible, used in the Business other than for a fair consideration in the ordinary course of business;

          (ii) Schuneman has not entered into any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) relating to the Business outside the ordinary course of business;

          (iii) no party (including Schuneman) has accelerated, terminated, modified, or canceled any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) relating to the Business, to which Schuneman is a party or by which it is bound;

          (iv) Schuneman has not imposed or granted any mortgage, pledge, lien, encumbrance, charge or other security interest upon the Purchased Assets or any of its assets, tangible or intangible, used in the Business;

          (v) Schuneman has not made any capital expenditure (or series of related capital expenditures) relating to the Business outside the ordinary course of business;

          (vi) Schuneman has not made any capital investment in, any loan to, or any acquisition of the securities or assets of, any other person or entity (or series of related capital investments, loans, and acquisitions) in connection with the Business;

          (vii) Schuneman has not, in connection with the Business or the Purchased Assets, issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation;

          (viii) Schuneman has not delayed or postponed the payment of accounts payable and other liabilities relating to the Business;

          (ix) Schuneman has not canceled, compromised, waived, or released any right or claim (or series of related rights and claims) relating to the Business;

          (x) Schuneman has not granted any license or sublicense of any rights under or with respect to any patent, trademark, service mark, logo, corporate name or computer software;

          (xi) there has been no change made or authorized in the charter or bylaws of Schuneman;

          (xii) Schuneman has not issued, sold, or otherwise disposed of any of its capital stock, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any of its capital stock;

          (xiii) Schuneman has not declared, set aside, or paid any dividend or made any distribution with respect to its capital stock or redeemed, purchased, or otherwise acquired any of its capital stock;

          (xiv) Schuneman has not experienced any damage, destruction, or loss (whether or not covered by insurance) to any of its property relating to the Business or the Purchased Assets;

          (xv) Schuneman has not made any loan to, or entered into any other transaction with, any of its directors, officers and employees outside the ordinary course of business;

          (xvi) Schuneman has not entered into any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement;

          (xvii) Schuneman has not granted any material increase in the base compensation of any of its employees employed in the Business;

          (xviii) Schuneman has not adopted, amended, modified any bonus, profit-sharing, incentive, severance, or other plan, contract, or commitment for the benefit of any of its employees employed in the Business;

          (xix) Schuneman has not made any other change in employment terms for any of its employees employed in the Business;

          (xx) Schuneman has not made or pledged to make any charitable or other capital contribution; and

          (xxi) Schuneman has not entered into any agreement to purchase or acquire any insurance agency business;

     (o) Schuneman is not a party to or bound by any collective bargaining agreement, nor has it experienced any strikes, grievances, claims of unfair labor practices, or other collective bargaining disputes. Schuneman has not committed any unfair labor practice. To Schuneman's knowledge, there are no organizational efforts presently being made or threatened by or on behalf of any labor union with respect to employees of Schuneman.

     (p) Schuneman holds all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary for the lawful conduct of the Business (collectively, the "Permits"), and Schuneman is in compliance with the terms of the Permits except where failure to comply would not have a material adverse effect on the Business, financial condition, operations, results of operations or future prospects of Schuneman. Schuneman is not in violation of any law, ordinance or regulation of any Governmental Entity, including, without limitation, any law, ordinance or regulation relating to any of Schuneman's employment practices. As of the date of this Agreement, no investigation or review by any Governmental Entity with respect to Schuneman is pending or, to the knowledge of Schuneman, threatened.

     (q) Schuneman is not in default of any agreement relating to the Purchased Assets;

     (r) it is agreed that no Contingency Revenues, of any kind, shall be claimed by Schuneman as receivables and any that are received are for the benefit of the Purchaser;

     (s) there are no unpaid salaries, bonuses or other remuneration owing to employees, consultants, officers, or directors (except in the ordinary course of business and at the regular rate of salary or other remuneration);

     (t) there is no suit, claim, action, proceeding or investigation ("Litigation") pending or threatened in writing against Schuneman, and, to the knowledge of Schuneman, Hartz and Feather, there is no basis for such a suit, claim, action, proceeding or investigation. Schuneman is not subject to any outstanding order, writ, injunction or decree which, insofar as can be reasonably foreseen, individually or in the aggregate, in the future would have an adverse effect on Schuneman, the Business or the Purchased Assets or would prevent Schuneman from consummating the transactions contemplated hereby. No voluntary or involuntary petition in bankruptcy, receivership, insolvency or reorganization with respect to Schuneman, or petition to appoint a receiver or trustee of Schuneman's property, has been filed by or against Schuneman, nor shall Schuneman file such a petition prior to the Closing Date or for one hundred
          (100) days thereafter, and if such petition is filed by others, the same shall be promptly discharged. Schuneman has not made any assignment for the benefit of creditors or admitted in writing insolvency or that its property at fair valuation shall not be sufficient to pay its debts, nor shall Schuneman permit any judgment, execution, attachment or levy against it or its properties to remain outstanding or unsatisfied for more than ten (10) days;

     (u) Except as otherwise set forth herein, neither the execution, delivery or performance of this Agreement by Schuneman nor the consummation by it of the transactions contemplated hereby nor compliance by it with any of the provisions hereof shall (a) conflict with or result in any breach of any provision of Schuneman's Certificate of Incorporation or Bylaws, (b) require any filing with, or permit, authorization, consent or approval of, any court, arbitral tribunal, administrative agency or commission, or other governmental or other regulatory authority or agency (each a "Governmental Entity"), or (c) result in a violation or breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice or consent under any of the terms, conditions or provisions of any agreement or other instrument or obligation to which Schuneman is a party or by which Schuneman or any of its properties or assets may be bound.

     (v) Schuneman shall allow the Purchaser to maintain Schuneman's current telephone number and Yellow Page listings and will take no active steps to have such altered;

     (w) Schuneman shall obtain before the Closing Date all consents, approvals and authorizations from governmental and public authorities or any other person as may be required to complete the purchase and sale herein, including without limiting the generality of the foregoing all necessary approvals from the Illinois Department of Insurance;

     (x) Except for the Permitted Encumbrances, Schuneman owns and holds, free and clear of any lien, charge, pledge, security interest, restriction, encumbrance or third-party interest of any kind whatsoever, sole and exclusive right (except in respect of the name "Schuneman Insurance Agency" and in respect of the rights and privileges under any software licenses), marketable title and interest in and to the Purchased Assets, together with the exclusive right to use such records and all customer accounts, Client Files, copies of insurance policies and contracts in force and all files, invoices and records pertaining to the customers, their contracts and insurance policies, and all other information comprising the Purchased Book of Business. Schuneman has not received notice that any program, class of business, or book of business in place with any single insurance carrier that is included within the Purchased Book of Business has canceled or non-renewed or intends to cancel or non-renew.

     (y) The name "Schuneman Insurance Agency" is the only trade name used by Schuneman (or any subsidiary thereof) within the past three (3) years. No party has filed a claim during the past three (3) years against Schuneman or any subsidiary thereof alleging that Schuneman or any subsidiary thereof has violated, infringed on or otherwise improperly used the intellectual property rights of such party, or, if so, the claim has been settled with no existing liability to Schuneman or any subsidiary thereof and, to the knowledge of Schuneman, Hartz and Feather, neither Schuneman nor any subsidiary thereof has violated or infringed any trademark, trade name, service mark, service name, patent, copyright or trade secret held by others. Schuneman shall allow the Purchaser to continue operating the Business under the name it holds as of and after the Closing Date;

     (z) to Schuneman's knowledge, Schuneman's computer software included in the Purchased Assets adequately performs as presently utilized by Schuneman in its operation of the Business. Schuneman has delivered to Purchaser substantially complete and correct copies of all user and technical documentation issued to Schuneman by the software producers related to such software;

     (aa) other than as set forth herein, neither Schuneman, Hartz nor Feather is a party to any non-competition or other agreement that restricts Schuneman's, Hartz's or Feather's ability to compete in the insurance agency industry or solicit specific insurance accounts;

     (bb) Schuneman has not incurred any liability or taken or failed to take any action that may reasonably be expected to result in a liability for errors or omissions in the conduct of the Business, except such liabilities as are fully covered by insurance (other than deductibles). Schuneman has errors and omission (E&O) insurance coverage in force, with minimum liability limits of $1,000,000 per occurrence and $1,000,000 aggregate, and a deductible of $10,000 per occurrence;

     (cc) Schuneman and its predecessors and affiliates have complied with all Environmental, Health, and Safety Laws, and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against it alleging any failure so to comply. Without limiting the generality of the preceding sentence, each of Schuneman and its predecessors and affiliates has obtained and been in compliance with all of the terms and conditions of all permits, licenses, and other authorizations that are required under, and has complied with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, Schedules, and timetables that are contained in, all Environmental, Health, and Safety Laws;

     (dd) Schuneman has no liability (and none of Schuneman and its predecessors and affiliates has handled or disposed of any substance, arranged for the disposal of any substance, exposed any employee or other individual to any substance or condition, or owned or operated any property or facility in any manner that could form the basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against Schuneman giving rise to any liability) for damage to any site, location, or body of water (surface or subsurface), for any illness of or personal injury to, any employee or other individual, or for any reason under any Environmental, Health, and Safety Law;

     (ee) There are no outstanding material powers of attorney executed on behalf of Schuneman;

     (ff) Employee Benefit Plans:

          (i) The only employee benefit plans (defined as any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, performance awards, stock or stock-related awards, fringe benefits or other employee benefits of any kind, whether formal or informal, proposed or final, funded or unfunded, and whether or not legally binding, including without limitation, any "Employee Benefit Plan" within the meaning of Section 3(3) of ERISA) which Schuneman currently maintains or to which Schuneman currently contributes are an internal pension plan matching arrangement, health, dental and life insurance plans (each a "Schuneman Plan" and collectively, the "Schuneman Plans"). Schuneman maintains no other employee benefit plans. Each of Schuneman Plans (and each related trust, insurance contract, or fund) complies in form and have been operated and administered in all material respects in accordance with their respective terms and applicable law, including, without limitation, ERISA and the Code;

          (ii) All contributions (including all employer contributions and employee salary reduction contributions) that are due have been paid to each Schuneman Plan that is an "Employee Pension Benefit Plan" (as defined in Section 3(2) of ERISA);

          (iii) Each Schuneman Plan that is an Employee Pension Benefit Plan has received a determination letter from the Internal Revenue Service to the effect that it meets the requirements of Code Section 401(a);

          (iv) Schuneman does not participate currently and has never participated in, and is not required currently and has never been required to contribute to or otherwise participate in any plan, program, or arrangement subject to Title IV of ERISA;

          (v) Schuneman does not maintain currently and has never maintained, and is not required currently and has never been required to contribute to or otherwise participate in any Multiemployer Plan (as defined in ERISA Section 3(37));

          (vi) No action, suit, proceeding, hearing, or investigation with respect to the administration or the investment of the assets of any Schuneman Plan (other than routine claims for benefits) is pending;

          (vii) No individual (i) who has experienced a "qualifying event," as that term is defined in Code Section 4980B(f)(3), and (ii) who either was an employee of Schuneman or is a dependent or spouse of a current or former employee of Schuneman, is currently covered by a health plan of Schuneman pursuant to Code Section 4980B or Part 6 of Title I of ERISA;

     (gg) Schuneman has no knowledge of any material liability relating to the Business or the Purchased Assets (and to Schuneman's knowledge, there is no basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against it giving rise to any liability), except for (a) liabilities set forth on the face of the balance sheet included in the Most Recent Financial Statements and the notes to the Financial Statements for the Most Recent Fiscal Year End, (b) the Assumed Contracts and contracts and agreements not assumed by Purchaser, (c) the deductibles for claims covered by insurance, and (d) liabilities that have arisen after the Most Recent Fiscal Month End in the ordinary course of business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of trust, breach of warranty, tort, infringement, or violation of law);

     (hh) at the Effective Date of this agreement and at the Closing Date there has not been and shall not have been any material adverse change in the nature, volume or profitability of the Business or the Purchased Assets nor has there been nor will there by any development or threatened or probable development which to the best of the knowledge of Schuneman would or will have any materially adverse effect upon the Business or the Purchased Assets. From the Effective Date hereof to and including the Closing Date Schuneman shall retain, conduct and maintain the Business and properly keep, repair, and maintain or insure the Purchased Assets, at its own cost and expense so that upon the closing of the transaction herein contemplated the Purchaser shall have and enjoy the Purchased Assets and the Business as a going concern without any material loss of Goodwill, customers, contracts, licenses or depreciation in value of any of the physical items included in the Purchased Assets;

     (ii) At the Effective Date the use of the Premises of the Business for the purpose of the conduct of the Business are and will be in conformity with all zoning and other State and municipal statutes, bylaws, rules, regulations and orders;

     (jj) To Schuneman's knowledge, no cancellation, amendment or increase of premiums with respect to any insurance policy (including policies providing property, casualty, liability, and workers' compensation coverage and bond and surety arrangements) to which Schuneman has been a named insured or otherwise the beneficiary of coverage at any time within the past fiscal year is pending or threatened to occur at or prior to the Closing Date;

     (kk) prior to the Closing Date, Schuneman shall permit the Purchaser and its employees, agents, counsel and accountants or other representatives, without interference to the ordinary conduct of the Business, to have reasonable access during normal business hours to the Business and to all the books, accounts, records, agreements, contracts, documents, instruments and other data of Schuneman (including, without limitation, all corporate, business and accounting records of Schuneman) with respect to Schuneman, the Business and the Purchased Assets, and Schuneman shall furnish to the Purchaser such financial and operating data, agreements, contracts, documents, instruments, and other materials and information with respect to the Business and the Purchased Assets as the Purchaser shall from time to time reasonably request. Until the Closing Date, and in the event of the termination of this Agreement as provided for herein without consummation of the transaction, the Purchaser will take the same care to protect any confidential information obtained from Schuneman as it takes to guard its own confidential information of a similar nature. The Purchaser may disclose such information as required by law but when requested by Schuneman will attempt to have the information kept confidential to the extent possible under applicable law. If this Agreement is so terminated, promptly after such termination, all documents, work papers and other written material (including all copies thereof) obtained from a Party in connection with this Agreement shall be returned to the Party who provided such material;

     (ll) Schuneman shall give any notices to third parties, and Schuneman shall use its commercially reasonable best efforts to obtain any third party consents, that Purchaser may request in connection with the Assumed Contracts. Schuneman and Purchaser shall give any notices to, make any filings with, and use their commercially reasonable best efforts and cooperate with one another to obtain any authorizations, consents, and approvals of governments and governmental agencies. Without limiting the generality of the foregoing, each of the parties shall file any Notification and Report Forms and related material that it may be required to file with the Federal Trade Commission and shall use its commercially reasonable best efforts to obtain an early termination of the applicable waiting period, and shall make any further filings pursuant thereto that may be necessary, proper, or advisable in connection therewith;

     (mm) At reasonably mutually agreeable times, Schuneman will permit Purchaser to meet with its employees. Schuneman shall be responsible for compliance with the requirements of Code Section 4980B and Part 6 of Title I of ERISA for all of Schuneman's employees. Subject to
          Article 6.00 hereof, Schuneman shall indemnify and hold Purchaser harmless for any liability Purchaser incurs at any time on or after the Effective Date under the provision of Code Section 4980B and Part 6 of Title I of ERISA with respect to any of Schuneman's employees;

     (nn) Intellectual Property:

          (i) Schuneman owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property necessary or desirable for the operation of the Business as presently conducted. Each item of Intellectual Property owned or used by Schuneman in connection with the Business immediately prior to the Effective Date hereunder shall be owned or available for use by the Purchaser on identical terms and conditions immediately subsequent to the Effective Date hereunder;

          (ii) Schuneman has not interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and, to Schuneman's knowledge, Schuneman has never received any charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that Schuneman must license or refrain from using any Intellectual Property rights of any third party). To the knowledge of Schuneman, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of Schuneman; and

          (iii) Schuneman shall not interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of the Business as presently conducted;

     (oo) Schuneman will use its best efforts both prior to the Effective Date and thereafter to aid the Purchaser in its acquisition of the Carrier Appointments;

     (pp) Except as set forth in the Financial Statements, Schuneman has no liability, whether accrued, absolute or contingent, of a type required to be reflected on a balance sheet or described in the notes thereto in accordance with US GAAP;

     (qq) Improper and Other Payments:

               (i) neither Schuneman, nor any director, officer, employee thereof, nor, to the knowledge of any Schuneman, any agent or representative of Schuneman nor any person acting on behalf of any of them: (i) has made, paid or received any illegal contribution, gift, bribe, rebate, payoff, influence payment, kickbacks or other similar payments to or from any authority, whether in money, property or services: (1) to obtain favourable treatment in securing business; (2) to pay for favourable treatment for business secured; (3) to obtain special concessions or for special concessions already obtained or
                    (4) in violation of any regulation or order; or (ii) established or maintained a fund or asset that has not been recorded on the books and records of Schuneman;

               (ii) no improper foreign payment (as defined in the Foreign
                    Corrupt Practices Act) has been made by Schuneman; and

               (iii) the internal accounting controls of Schuneman are believed by Schuneman's management to be adequate to detect any of the foregoing under current circumstances

     (rr) none of the foregoing representations and statements of fact contains any untrue statement of a material fact or omits to state any material fact necessary to make any such statement or representation not misleading to a prospective purchaser of the Purchased Assets seeking full information as to Schuneman, and its respective properties, businesses and affairs; and

     (ss) they will provide their full and complete cooperation in respect of the preparation and filing of any and all audited or unaudited financial statements of Schuneman, reports, instruments or other documents which are or may be or become required by any Canadian or United States regulatory authority or stock exchange having jurisdiction over the capital stock or affairs of Anthony Clark International Insurance Brokers Ltd. or the Purchaser. The professional costs associated with the preparation and filing of the aforesaid documents and financial statements shall be borne by the Purchaser.

4.03 The representations, warranties and covenants contained in 4.02 are provided to and for the exclusive benefit of the Purchaser and a breach of any one or more of the representations, warranties and covenants may be waived by the Purchaser without prejudice to his right in respect to any other breach of the same or any other representations, warranties or covenants; and the representations, warranties and covenants contained in this section shall survive execution hereof and the closing of this Agreement and same shall continue in full force and effect for a period of five (5) years from the Closing Date.

4.04 Schuneman, Hartz and Feather agree to execute and deliver to the Purchaser on or before the Closing Date Non-Competition Agreements.

4.05 Schuneman shall agree to execute and deliver to the Purchaser on or before the Closing Date an Intercreditor Agreement and such other agreements as may be reasonably be required by the Senior Lenders of the Purchaser.

4.06 The parties hereby acknowledge and agree that the Purchaser is not assuming and shall not be liable or responsible for any of the liabilities, debts or obligations (known or unknown, present or contingent) of Schuneman or the Business existing at or accruing for or during the period prior to the Effective Date, whether or not relating to the Business, except as specifically provided in this Agreement.

4.07 Schuneman shall agree to deliver to the Purchaser a UCC Termination Statement in respect of financing statement number 4072936 filed with the Illinois Secretary of State on July 30, 1999, by the Sauk Valley Bank & Trust Co., and Schuneman shall pay all sums due and owing by it to Donald Molitor and shall provide the Purchaser with evidence, satisfactory to the Purchaser, that such payments have been made.

5.00 - TO BE PERFORMED AT CLOSING

5.01 On or before the Closing Date Schuneman shall execute and deliver to the Purchaser all such bills of sale, assignments, instruments of transfer, assurances, consents and other documents as shall be necessary to effectively transfer to the Purchaser good and marketable title to all the Purchased Assets, and shall deliver up to the Purchaser possession of the Purchased Assets. Schuneman shall cooperate with the Purchaser, at such time or thereafter, in effecting such registrations, recordings and filings with insurance companies and public authorities as may be required in connection with the transfer of ownership to the Purchaser of the Purchased Assets. Specifically, Schuneman shall deliver, or cause to have delivered, the following documents to the Purchaser all in a form satisfactory to the Purchaser and its counsel:

     (a) Certified resolutions of the Directors of Schuneman and of all its shareholders adopting, approving and consenting to the sale of the Purchased Assets as contemplated herein;

     (b) Certificates from a director or officer of Schuneman stating that all of the Purchased Assets are owned by Schuneman and are free and clear of all encumbrances save and except for the Permitted Encumbrances;

     (c)  An Opinion of Counsel for Schuneman in accordance with paragraph
          7.01(i);

     (d) An updated financial statement for Schuneman to the Closing Date or, at the Purchaser's option, as near to the Closing Date as reasonably possible;

     (e) a bill of sale covering and transferring the Purchased Assets to the Purchaser in a form satisfactory to the Purchaser and its counsel;

     (f)  a assignment of lease agreement relating to the Premises;

     (g) an assignment of Schuneman's current telephone numbers and Yellow Page advertisements and listings related to the Business;

     (h)  an assignment of Schuneman's trade names;

     (i)  executed Non-Competition Agreements from Schuneman, Hartz and Feather;

     (j) an officer's certificate of Schuneman in accordance with paragraph 7.01(a) hereof;

     (k) assignments of the Assumed Contracts assumed by the Purchaser hereunder, provided that to the extent that any such assignment require any third party consent or approval which has not been obtained on or prior to the Closing Date, Schuneman will hold the benefit of such lease or contract in trust for the sole and exclusive use and benefit of the Purchaser until such consent or approval is obtained or until the termination of such lease or contract and the Purchaser will hold Schuneman harmless for any failure of Purchaser to fully perform and discharge any such accepted lease or contract from and after the Closing Date;

     (l) evidence satisfactory to the Purchaser that all Taxes have been paid up to and including the Effective Date;

     (m) all current and active insurance company statistics including premium volumes and loss ratios;

     (n) a certificate to the effect that Schuneman is not a "foreign person" pursuant to United States Treasury Regulation 1.1445-2(b);

     (o) a copy of the Escrow Agreement executed by Schuneman and the Escrow Agent;

     (p)  an executed Agency Agreement;

     (q)  Receipts for the Down Payment;

     (r) a Certificate of Incumbency of Schuneman executed by an officer of Schuneman;

     (s) any other agreements which may be reasonably required by the Senior Lenders;

     (t)  a Disclosure Schedule executed by Schuneman; and

     (u)  a copy of an Intercreditor Agreement executed on behalf of Schuneman;

     (v) an executed acknowledgment of a Collateral Assignment of Acquisition Documents;

     (w) a UCC Termination Statement in respect of financing statement number 4072936 filed with the Illinois Secretary of State on July 30, 1999, by the Sauk Valley Bank & Trust Co.; and

     (x) evidence, satisfactory to the Purchaser, that all sums due and owing by the Purchaser to Donald Molitor have been paid in full.

5.02 On the Closing Date the Purchaser shall deliver the following documents or items to the following persons:

     (a) the sum of $165,000 by way of a certified cheque or wire transfer to be delivered to Schuneman's counsel, which sum is to be disbursed by Schuneman's Counsel in strict accordance with the terms of paragraph 3.03(a) herein;

     (b) The Promissory Note executed by the Purchaser shall be delivered to the Escrow Agent;

     (c) The Note executed by the Purchaser shall be delivered to the Escrow Agent;

     (d) a copy of the Escrow Agreement executed by the Purchaser, or his agent(s), to be delivered to the Escrow Agent;

     (e) The Security Agreement executed by the Purchaser shall be delivered to Schuneman's counsel;

     (f) An Opinion of Counsel for the Purchaser, satisfactory to Schuneman and its counsel, shall be delivered to Schuneman and its counsel;

     (g) an employment agreement (executed by the Purchaser) made between Hartz and the Purchaser, shall be delivered to Hartz;

     (h) an employment agreement (executed by the Purchaser) made between Feather and the Purchaser, shall be delivered to Feather; and

     (i) a certified resolution of the board of directors of Anthony Clark International Insurance Brokers Ltd authorizing the Purchaser to enter into this Agreement; and

     (j) a certified resolution of the board of directors of the Purchaser adopting, approving and consenting to the purchase of the Purchased Assets as contemplated herein.

5.03 All books, records and documents in the possession of Schuneman relating to the Business shall be delivered to the Purchaser on the Closing Date and shall be deemed to have become the property of the Purchaser on the Effective Date except to the extent required by law to be retained by Schuneman in which case they shall be made available by Schuneman to the Purchaser and its authorized representatives for inspection and copying, at the Purchaser's sole expense, but without any charge from Schuneman for providing such copies.

5.04 The parties agree as follows with respect to the period following the Closing Date:

     (a) Schuneman acknowledges and agrees that from and after the Closing Date the Purchaser shall be entitled to possession of all documents, books, records (including Tax records), agreements, and financial data of any sort relating to the Purchased Assets and the Business.

     (b) If and for so long as any party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Purchased Assets, the Business or the obligations and liabilities assumed hereunder, the other party shall cooperate with the contesting or defending party and its counsel in the contest or defense, make available its personnel, and provide such testimony and access to its books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending party (unless the contesting or defending party is entitled to indemnification therefor under Article
          6.00 hereof).

     (c) Schuneman shall not take any action that is designed or intended to have the effect of discouraging any lessor, licensor, customer, supplier, insurance carrier, or other business associate of Schuneman from maintaining the same business relationships with Purchaser after the Closing Date as it maintained with Schuneman prior to the Closing Date. Schuneman shall to refer all customer inquiries relating to the Business to Purchaser from and after the Closing Date.

5.05 Consents To Assignment.

     (a) Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign any contract, lease, license or agreement of any claim or right or any benefit arising thereunder or resulting therefrom if an attempted assignment thereof, without the consent of a third party thereto, would constitute a breach thereof.

     (b) If any such consent is not obtained prior to the Closing Date, Schuneman and Purchaser shall cooperate (each at their own expense) in any lawful and reasonable arrangement under which Purchaser shall obtain the economic claims, rights and benefits under the asset, claim or right with respect to which the consent has not been obtained in accordance with this Agreement, including subcontracting, sublicensing or subleasing to Purchaser and enforcement of any and all rights of Schuneman against the other party thereto arising out of a breach or cancellation thereof by the other party.

5.06 From time to time after the Closing Date, at the Purchaser's request, Schuneman shall execute, acknowledge and deliver to the Purchaser such other instruments of conveyance and transfer and shall take such other actions and execute and deliver such other documents, certifications and further assurances as the Purchaser may reasonably request in order to vest more effectively in the Purchaser, or to put the Purchaser more fully in possession of, any of the Purchased Assets. Each of the parties hereto shall cooperate with the others and execute and deliver to the other parties such other instruments and documents and take such other actions as may be reasonably requested from time to time by any other party hereto as necessary to carry out, evidence and confirm the intended purposes of this Agreement.

6.00 - INDEMNITY

6.01 Survival Of Representations, Warranties, Indemnities And Covenants.

     (a) Sbject to paragraph 6.01(b), the representations, warranties, covenants and indemnities set forth in this Agreement shall survive for a period of five (5) years from the Closing Date. If a party has received notice of a potential breach of a representation, warranty or covenant, or an otherwise indemnifiable event under this Article 6.00, within such five year period, it may preserve its right to assert a later claim for damages caused by such breach by delivering written notice of the breach (which shall specify the nature of the breach with reasonable factual detail to the extent then in the possession of such party) to the breaching party within ninety (90) days after such five (5) year period. All post-closing covenants shall survive the Closing Date for the period(s) specified in this Agreement or, if not specified, for a period of five (5) years following the Closing Date;

     (b) Notwithstanding anything set forth in paragraph 6.01(a); (i) to the extent and only to the extent that the indemnification provisions of paragraph 6.02(a)(ii) apply to Adverse Consequences that result from, arise out of, relate to, or are caused by errors or omissions which
          (A) occurred on or prior to the Effective Date and (B) result in a loss after renewal of a policy by Purchaser after the Effective Date, such provisions shall survive for a period of three (3) years, rather than five (5) years, from the Closing Date; and (ii) all representations, warranties, covenants and indemnities in connection with any tax liabilities of Schuneman, Hartz, or Feather shall survive in perpetuity (subject to any applicable statutes of limitation).

6.02 Indemnification Provisions For The Benefit Of The Purchaser

     (a) From and after the Effective Date, Schuneman, Hartz and Feather agree, jointly and severally, to indemnify and hold Purchaser and its officers, directors, and affiliates harmless from and against any Adverse Consequences any of such parties may suffer or incur, to the extent that they result from, arise out of, relate to, or are caused by (i) the breach of any of Schuneman's, Hartz's or Feather's representations, warranties, obligations or covenants contained herein, or (ii) the operation of the Business or the ownership of the Purchased Assets by Schuneman on or prior to the Closing Date, including, without limitation, any claims or lawsuits based on conduct of Schuneman, Hartz or Feather occurring before the Closing Date;

     (b) In addition to and without limiting the foregoing, Schuneman, Hartz and Feather, jointly and severally, agree, from and after the Effective Date, to indemnify Purchaser from and against the entirety of any Adverse Consequences Purchaser may suffer resulting from, arising out of, relating to, in the nature of, or caused by:

          (i) any liability or obligation of Schuneman that is not assumed hereunder (including any liability of Schuneman that becomes a liability of Purchaser under any bulk transfer law of any jurisdiction, under any common law doctrine of de facto merger or successor liability, or otherwise by operation of law); or

          (ii) any liability of Schuneman for the unpaid taxes of any person or entity (including Schuneman) under United States Treasury Regulation 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

6.03 From and after the Closing Date, Purchaser agrees to indemnify and hold Schuneman, Hartz and Feather and their respective officers, directors, shareholders and affiliates harmless from and against any Adverse Consequences any of such parties may suffer or incur, to the extent they result from, arise out of, relate to, or are caused by (a) the breach of any of Purchaser's obligations or covenants contained herein, (b) the operation of the Business or ownership of the Purchased Assets by Purchaser after the Closing Date, including, without limitation, any claims or lawsuits based on conduct of Purchaser occurring after the Closing Date, or
     (c) liabilities and obligations of Schuneman assumed by Purchaser hereunder.

6.04 Matters Involving Third Parties:

     (a) If any third party shall notify any party (the "Indemnified Party") with respect to any matter (a "Third Party Claim") that may give rise to a claim for indemnification against the other party (the "Indemnifying Party") under this Article 6.00, then the Indemnified Party shall promptly notify (which the Indemnified Party will endeavor to provide, by the sooner to occur of (i) fifteen (15) business days after receipt of notice by it or (ii) five (5) days prior to the date a responsive pleading is due) the Indemnifying Party thereof in writing; Provided, however, that no delay on the part of the Indemnified Party in notifying the Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) that the Indemnifying Party thereby is prejudiced;

     (b) The Indemnifying Party shall have the right to defend the Indemnified Party against the Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party so long as (i) the Indemnifying Party notifies the Indemnified Party in writing within fifteen (15) days after the Indemnified Party has given notice of the Third Party Claim that the Indemnifying Party shall indemnify the Indemnified Party from and against the entirety of any Adverse Consequences the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim, (ii) the Indemnifying Party provides the Indemnified Party with evidence reasonably acceptable to the Indemnified Party that the Indemnifying Party shall have the financial resources to defend against the Third Party Claim and fulfill its indemnification obligations hereunder, (iii) the Third Party Claim involves only money damages and does not seek by way of a motion an injunction or other equitable relief, (iv) settlement of, or an adverse judgment with respect to, the Third Party Claim is not, in the good faith judgment of the Indemnified Party, likely to establish a precedential custom or practice materially adverse to the continuing business interests of the Indemnified Party, and (v) the Indemnifying Party conducts the defense of the Third Party Claim actively and diligently;

     (c) So long as the Indemnifying Party is conducting the defense of the Third Party Claim in accordance with paragraph 6.04(b) above, (i) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim, (ii) the Indemnified Party shall not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party, and (iii) the Indemnifying Party shall not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party;

     (d) If any of the conditions in paragraph 6.04(b) above is or becomes unsatisfied, however, (i) the Indemnified Party may defend against, and consent to the entry of any judgment or enter into any settlement with respect to, the Third Party Claim in any manner it may deem appropriate (and the Indemnified Party need not consult with, or obtain any consent from, the Indemnifying Party in connection therewith), (ii) the Indemnifying Party shall reimburse the Indemnified Party promptly and periodically (but no more frequently that monthly) for the costs of defending against the Third Party Claim (including reasonable attorneys' fees and expenses), and (iii) the Indemnifying Party shall remain responsible for any Adverse Consequences the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim to the fullest extent provided in this Article 6.00.

6.05 From and after the Effective Date, except for remedies that cannot be waived as a matter of law and except for injunctive relief, the rights to indemnification under this Article 6.00 shall be the exclusive remedy for the parties with respect to this Agreement contemplated and consummated hereby, and the parties shall not be entitled to pursue, and each hereby expressly waives as of the Effective Date, any and all other rights that may otherwise be available to either of them either at law or in equity with respect thereto. This paragraph 6.05 does not limit the remedies available to any party under any other agreement or instrument executed in connection with this Agreement. Notwithstanding the foregoing, nothing contained in this paragraph 6.05 shall prevent any party hereto from seeking and obtaining, as and to the extent permitted by applicable law, specific performance by the other party hereto of any of its obligations under this Agreement or injunctive relief against the other party's activities in breach of this Agreement.

6.06 Prior to asserting any claim pursuant to this Article 6.00, each Indemnified Party shall file, or cause to be filed, a claim with respect to the liabilities in question under applicable insurance policies, if any, maintained by such Indemnified Party or any subsidiary, division or affiliate thereof. The amount of any Adverse Consequences suffered, sustained, incurred or required to be paid to or for the benefit of any Indemnified Party shall be reduced by the amount of (a) any insurance proceeds and other amounts paid to or for the benefit of the Indemnified Party with respect to such Adverse Consequences by any person not a party to this Agreement or (b) any income or tax benefits actually received by or for the benefit of the Indemnified Party or any Affiliate of any Indemnified Party.

6.07 The Indemnifying Party shall pay to the Indemnified Party in cash the amount of any Adverse Consequence to which the Indemnified Party may become entitled by reason of the provisions of this Article 6.00, such payment to be made within fifteen (15) days after such Adverse Consequences are finally determined either by mutual agreement of the parties hereto or pursuant to the final unappealable judgment of a court of competent jurisdiction.

7.00 - CONDITIONS PRECEDENT

7.01 The obligations of the Purchaser to complete the purchase of the Purchased Assets hereunder shall be subject to the satisfaction of, or compliance with, at or before the Closing Date, each of the following conditions precedent (each of which is hereby acknowledged to be inserted for the exclusive benefit of the Purchaser and may be waived by it in whole or in part):

     (a) all of the representations, warranties and covenants of Schuneman, Hartz and Feather herein contained shall be true and correct in all material respects at the Closing Date and with the same effect as if made at and as of the Closing Date and Schuneman shall have delivered to the Purchaser a certificate of an officer of Schuneman confirming, to the best of the knowledge of such person, the truth and correctness in all material respects of such representations, warranties and covenants;

     (b) all instruments of conveyance and other documentation relating to the sale and purchase of the Purchased Assets, including without limitation, assignments of contracts and agreements (and third party consents thereto, where required), bills of sale, documentation relating to the due authorization and completion by Schuneman of the sale of the Purchased Assets and the taking of all actions and proceedings on or prior to the Closing Date in connection with the performance by Schuneman of its obligations under this Agreement, shall be satisfactory to the Purchaser and counsel for the Purchaser and shall have been delivered to the Purchaser and the Purchaser shall have received copies of all such other documentation or evidence as the Purchaser may reasonably request in order to establish the consummation of the transactions contemplated hereby and the taking by Schuneman of all necessary corporate proceedings in connection herewith in compliance with the terms and conditions hereof, in form (as to certification and otherwise) and substance satisfactory to the Purchaser and counsel for the Purchaser;

     (c) All actions to be taken by Schuneman, Hartz and Feather in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated hereby shall be reasonably satisfactory in form and substance to Purchaser.

     (d) as at the Closing Date there shall not have been material adverse damage or change to the Purchased Assets or the Business;

     (e) Schuneman shall have delivered to the Purchaser physical possession to all of the Purchased Assets, all keys, combinations to safes, miscellaneous title documents and any and all other items or indicia of title to enable it to assume full, complete and unencumbered operation of the Business and possession of the Purchased Assets;

     (f) Schuneman, Hartz and Feather shall have executed and delivered the Non-Competition Agreements;

     (g) the Purchaser shall have been satisfied that the Premises are satisfactory for the purposes intended in carrying on the Business;

     (h) Schuneman shall deliver to the Purchaser's counsel, on the Closing Date, a legal opinion of the Schuneman's counsel in a form satisfactory to the Purchaser's counsel, acting reasonably;

     (i) Purchaser shall have completed its due diligence investigation with respect to Schuneman including, but not limited to, (i) business, financial, operational, customer, worker's compensation, and employee due diligence, with results satisfactory to Purchaser in its sole discretion, and (ii) its legal and regulatory due diligence, with results satisfactory to Purchaser in its commercially reasonable discretion;

     (j) approval by the directors of the Purchaser and Anthony Clark International Insurance Brokers Ltd. (the parent company of the Purchaser) of this Agreement and the transactions contemplated herein;

     (k) the receipt of all necessary approvals in favor of the Purchaser of all insurance approvals and insurance licence matters from the Illinois Department of Insurance;

     (l) delivery to and satisfactory review by the Purchaser of the rating of the insurance carriers;

     (m) Schuneman shall have executed and delivered to Purchaser a certificate to the effect that it is not a "foreign person" pursuant to United States Treasury Regulation 1.1445-2(b);

     (n) Satisfactory review and approval by the Purchaser of all Schuneman Plans currently offered to the employees of Schuneman and approval by the Purchaser of the costs to continue such Schuneman Plans;

     (o) the receipt by the Purchaser of errors and omissions insurance, property and casualty insurance and all necessary business licences required by the Purchaser in order to operate the Business;

     (p) acquisition of satisfactory financing for completion of the purchase by the Purchaser;

     (q)  Schuneman shall have executed and delivered the Agency Agreement;

     (r) Schuneman and its landlord shall have executed and delivered the assignment of lease with respect to the Premises;

     (s) the Purchaser shall have received satisfactory assurances from Schuneman's current insurance carriers that they will continue to process and renew the Client Files after the Closing Date;

     (t) Schuneman shall have delivered to the Purchaser a sufficient number of copies of the Intercreditor Agreement all executed on behalf of Schuneman for distribution to all of the other signatories thereto; and

     (u) Schuneman shall have paid all sums due and owing by it to Donald Molitor and the Sauk Valley Bank & Trust Co.

7.02 In addition to the foregoing, the obligations of the Purchaser to complete the purchase of the Purchased Assets hereunder shall be subject to the acquisition by the Purchaser of any and all regulatory or stock exchange approvals necessary for the purchase of the Purchased Assets. Should this condition not be met by the Closing Date (if the time limitation has not been extended by agreement in writing by both Parties hereto) then this Agreement shall terminate and shall be considered to be null and void ab initio; and

7.03 In case any of the foregoing conditions not being fulfilled on or before the Closing Date or if any of the foregoing said conditions are not satisfactory, for any reason at all, in the opinion of the Purchaser, then in any such event, the Purchaser may rescind this Agreement upon written notice to Schuneman and thereupon shall be released from all obligations hereunder.

7.04 Risk of loss or damage to the Purchased Assets shall be that of Schuneman until the Closing Date. If any loss or damage to the Purchased Assets shall occur prior to such time and if such loss or damage is material, the Purchaser may at its option cancel this Agreement at any time prior to completion of the closing.

7.05 The obligations of Schuneman, Hartz and Feather to effect the transactions contemplated by this Agreement to occur on the Closing Date are subject to the satisfaction of the following conditions on or prior to the Closing Date, unless waived by Schuneman:

     (a) The representations and warranties of Purchaser set forth in this Agreement shall be true and correct in all material respects as of the Closing Date, except for such representations and inaccurate warranties as will not, singly or in the aggregate, be reasonably expected to have a material adverse effect on Purchaser;

     (b) Purchaser shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date;

     (c) All actions to be taken by Purchaser in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments and other documents required to effect the transactions contemplated hereby shall be reasonably satisfactory in form and substance to Schuneman, acting reasonably

     (d) The Purchaser shall have caused delivery to Schuneman and its counsel of an Opinion of Counsel for the Purchaser, satisfactory to Schuneman and its counsel;

     (e) The Purchaser shall have executed and delivered to Hartz an employment agreement, satisfactory to Hartz, made between Hartz and the Purchaser;

     (f) The Purchaser shall have executed and delivered to Feather an employment agreement, satisfactory to Feather, made between Feather and the Purchaser;

     (g) The Purchaser shall have delivered to the Escrow Agent an executed Promissory Note and Note;

     (h) The Purchaser shall have delivered to Schuneman a certified resolution of the board of directors of Anthony Clark International Insurance Brokers Ltd authorizing the Purchaser to enter into this Agreement; and

     (i) The Purchaser shall have delivered to Schuneman a certified resolution of the board of directors of the Purchaser adopting, approving and consenting to the purchase of the Purchased Assets as contemplated herein.

8.00 - GENERAL

8.01 In this agreement words importing the singular shall include the plural and words importing the masculine shall include the feminine or neuter, or vice versa, as the context, or the number of or gender of the parties, from time to time so requires. Words importing persons shall include corporations, companies, partnerships, syndicates, trusts and any number or aggregate of persons.

8.02 This Agreement, and any other agreements made, executed and delivered between the parties hereto pursuant to the terms hereof, shall be governed by and construed and enforced in accordance with internal Illinois law without regard to any applicable conflicts of law, and the parties hereto agree to submit and attorn to the jurisdiction of the Courts of Illinois in respect any disputes which may arise hereunder or under any other agreements made, executed and delivered between the parties hereto pursuant to the terms hereof.

8.03 Headings are not to be considered as part of this Agreement and are included solely for convenience of reference and are not intended to be a full or accurate description of the text thereof.

8.04 This Agreement may be executed in two or more counterparts, each of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

8.05 Time shall be of the essence.

8.06 All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (if confirmed), or mailed by registered or certified mail (return receipt requested), or overnight courier service to the parties at the following addresses or at such other address for a party as shall be specified by like notice:

     To Schuneman, Hartz and Feather at: P.O. Box 654, Sterling, Illinois, 61081

     To the Purchaser at: 355, 10333 Southport Road, SW
                          Calgary, Alberta, T2W 3X6
                          Attn: Primo Podorieszach

     Any party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other party notice in the manner herein set forth.

8.07 Each party shall, at the request of any party, from time to time and at all times hereafter, execute and deliver all deeds, documents in writing and do all acts and things as may be required to carry out the true intended meaning of this Agreement.

8.08 This Agreement shall constitute and be the entire and final agreement by their hands or the hands of their authorized officers, between the parties hereto with respect to all matters herein.

8.09 This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

8.10 Where a period of time is prescribed or calculated from a day of event the time shall be calculated excluding such day or the day of such event, unless a contrary attention appears. Where the time for doing anything falls or expires on a Saturday, Sunday or on a public holiday then such thing may be validly done the first date thereafter that is not a Saturday, Sunday or holiday.

8.11 No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the parties hereto. Schuneman may consent to any such amendment for itself at any time prior to the closing without the prior authorization of its Board of Directors. No waiver by any party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

8.12 Neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by Schuneman, Hartz or Feather (whether by operation of law or otherwise) without the prior written consent of the Purchaser. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by the parties and their respective successors and assigns.

8.13 If any provision or covenant, or any part thereof, of this Agreement should be held by any court to be illegal, invalid or unenforceable, either in whole or in part, such illegality, invalidity or unenforceability shall not affect the legality, validity or enforceability of the remaining provisions or covenants, or any part thereof, all of which shall remain in full force and effect.

8.14 The prevailing party in any proceeding brought to enforce the terms of this Agreement shall be entitled to an award of reasonable attorneys' fees and costs incurred in investigating and pursuing such action, both at the trial and appellate levels.

8.15 Each of the parties acknowledges and agrees that the other party would be damaged irreparably if any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the parties agrees that the other party shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the parties and the matter in addition to any other remedy to which it may be entitled, at law or in equity.

8.16 Schuneman warrants and agrees to pay and discharge when due all claims of creditors that could be asserted against Purchaser by reason of non-compliance with the provisions of any bulk transfer laws of any jurisdiction in connection with the transactions contemplated by this Agreement, and acknowledges that such liabilities and obligations are not to be assumed by Purchaser hereunder. Schuneman hereby indemnifies and agrees to hold Purchaser harmless from, against and in respect of, and shall on demand reimburse Purchaser for, any loss, liability, cost or expense suffered or incurred by Purchaser by reason of the failure of Schuneman to pay or discharge any such claims.

IN WITNESS WHEREOF the parties hereto have duly executed this Agreement as to be effective as at the date first written above.

ADDISON YORK INSURANCE BROKERS, LTD.


Per: "Primo Podorieszach"

SCHUNEMAN INSURANCE AGENCY INC.


Per:
     --------------------------------


                                        "Ron Hartz"
-------------------------------------   ----------------------------------------
WITNESS                                 RON HARTZ


                                        "Bill N. Feather"
-------------------------------------   ----------------------------------------
WITNESS                                 BILL N. FEATHER

                                  SCHEDULE "A"

                             PERMITTED ENCUMBRANCES

NONE

                AMENDED AND RESTATED LOAN AND SECURITY AGREEMENT

                                  BY AND AMONG

                         BRIDGE HEALTHCARE FINANCE, LLC,
                             AS ADMINISTRATIVE AGENT

                                       AND

                        BRIDGE OPPORTUNITY FINANCE, LLC,
                             AS ADMINISTRATIVE AGENT

                                       AND

            FINANCIAL INSTITUTIONS FROM TIME TO TIME A PARTY HERETO,
                                   AS LENDERS

                                       AND

                      ADDISON YORK INSURANCE BROKERS LTD.,

                                   AS BORROWER

                                       AND

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.,
                                AS A CREDIT PARTY

                                       AND

                          HERITAGE HILL INSURANCE LTD.,
                                AS A CREDIT PARTY

                            DATED AS OF JUNE 15, 2005

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
1.    DEFINITIONS........................................................     1
      (a)   Defined Terms................................................     1
      (b)   Accounting Terms.............................................     1
      (c)   Terms Defined in UCC.........................................     2
      (d)   Other Definitional Provisions; Construction..................     2
      (e)   References to Agreements, Enactments, Etc....................     2
2.    LOANS..............................................................     3
      (a)   Term Loans...................................................     3
      (b)   Repayments...................................................     4
      (c)   Notes........................................................     5
      (d)   Warrant......................................................     5
3.    INTEREST, FEES AND CHARGES.........................................     5
      (a)   Interest Rate................................................     6
      (b)   Fees and Charges.............................................     6
4.    DISTRIBUTIONS AND APPORTIONMENT OF PAYMENTS........................     7
5.    COLLATERAL.........................................................     9
      (a)   Grant of Security Interest to Agents.........................     9
      (b)   Other Security...............................................    10
      (c)   Possessory Collateral........................................    10
      (d)   Electronic Chattel Paper.....................................    11
      (e)   Letter-of-Credit Rights......................................    11
      (f)   Third-Party Collateral.......................................    11
      (g)   Deposit Account..............................................    11
      (h)   Insurance Proceeds...........................................    11
6.    PRESERVATION OF COLLATERAL AND PERFECTION OF SECURITY INTERESTS
      THEREIN............................................................    12
7.    POSSESSION OF COLLATERAL AND RELATED MATTERS.......................    12
8.    COLLECTIONS........................................................    12
9.    FINANCIAL REPORTS AND SCHEDULES....................................    13
      (a)   Weekly Reports...............................................    13
      (b)   Monthly Reports..............................................    13
      (c)   Financial Statements.........................................    14
      (d)   Annual Projections...........................................    14
      (e)   Explanation of Budgets and Projections.......................    14
      (f)   Invoices and Billing Statements..............................    14
      (g)   Obligor Financial Statements and Tax Returns.................    15
      (h)   Other Information............................................    15
      (i)   Post-Closing Review..........................................    15
10.   TERMINATION; EARLY TERMINATION.....................................    15
11.   REPRESENTATIONS AND WARRANTIES.....................................    15
      (a)   Financial Statements and Other Information...................    16
      (b)   Locations; Certain Collateral................................    16

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
      (c)   Loans by Borrower............................................    17
      (d)   Liens........................................................    17
      (e)   Organization, Authority and No Conflict......................    17
      (f)   Litigation...................................................    18
      (g)   Compliance with Laws and Maintenance of Permits..............    18
      (h)   Affiliate Transactions.......................................    18
      (i)   Names and Trade Names........................................    18
      (j)   Equipment....................................................    18
      (k)   Enforceability...............................................    18
      (l)   Solvency.....................................................    18
      (m)   Indebtedness.................................................    19
      (n)   Margin Security and Use of Proceeds..........................    19
      (o)   Parent, Subsidiaries and Affiliates..........................    19
      (p)   No Defaults..................................................    19
      (q)   Employee Matters.............................................    19
      (r)   Intellectual Property........................................    19
      (s)   Environmental Matters........................................    19
      (t)   ERISA Matters................................................    20
      (u)   Compliance with Regulations..................................    20
      (v)   Licenses, Permits, etc.......................................    20
      (w)   Collective Enterprise........................................    20
      (x)   Accounts.....................................................    20
      (y)   Agency Agreements............................................    20
12.   AFFIRMATIVE COVENANTS..............................................    21
      (a)   Maintenance of Records.......................................    21
      (b)   Notices......................................................    21
      (c)   Compliance with Laws and Maintenance of Permits..............    22
      (d)   Inspection and Audits........................................    23
      (e)   Insurance....................................................    23
      (f)   Collateral...................................................    25
      (g)   Use of Proceeds..............................................    25
      (h)   Taxes........................................................    25
      (i)   Intellectual Property........................................    25
      (j)   Government Contracts.........................................    26
      (k)   Billing and Collection System................................    26
13.   NEGATIVE COVENANTS.................................................    26
      (a)   Indebtedness.................................................    27
      (b)   Liens........................................................    27
      (c)   Mergers, Sales, Acquisitions, Subsidiaries and Other
            Transactions Outside the Ordinary Course of Business.........    27
      (d)   Dividends and Distributions..................................    29
      (e)   Investments; Loans...........................................    30
      (f)   Fundamental Changes, Line of Business........................    30
      (g)   Equipment....................................................    30

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
      (h)   Affiliate Transactions.......................................    30
      (i)   Settling of Accounts.........................................    30
      (j)   Restricted Payments..........................................    30
      (k)   Computer Back Up Agreement...................................    31
      (l)   Payments to Affiliates.......................................    31
      (m)   Modification of Certain Agreements...........................    31
14.   FINANCIAL COVENANTS................................................    31
      (a)   Tangible Net Worth...........................................    31
      (b)   Debt Service Coverage........................................    32
      (c)   EBITDA.......................................................    32
      (d)   Leverage.....................................................    32
      (e)   Capital Expenditure Limitations..............................    32
      (f)   Operating Lease Obligations..................................    32
15.   DEFAULT............................................................    33
      (a)   Payment......................................................    33
      (b)   Breach of This Agreement and the Operative Documents.........    33
      (c)   Breaches of Other Obligations................................    33
      (d)   Breach of Representations and Warranties.....................    33
      (e)   Loss of Collateral...........................................    33
      (f)   Levy, Seizure or Attachment..................................    33
      (g)   Bankruptcy or Similar Proceedings............................    33
      (h)   Appointment of Receiver......................................    34
      (i)   Judgment.....................................................    34
      (j)   Death or Dissolution of Obligor..............................    34
      (k)   Default or Revocation of Guaranty; Subordination Agreement...    34
      (l)   Criminal Proceedings.........................................    34
      (m)   Change of Control............................................    34
      (n)   Change of Management.........................................    34
      (o)   Material Adverse Change......................................    34
      (p)   Operative Documents..........................................    35
16.   REMEDIES UPON AN EVENT OF DEFAULT..................................    35
17.   CONDITIONS PRECEDENT...............................................    36
18.   ADMINISTRATIVE AGENTS..............................................    37
      (a)   Appointment of Administrative Agent..........................    37
      (b)   Nature of Duties of Administrative Agent.....................    37
      (c)   Lack of Reliance on Administrative Agent.....................    38
      (d)   Certain Rights of Administrative Agent.......................    38
      (e)   Reliance by Administrative Agent.............................    38
      (f)   Indemnification of Administrative Agent......................    39
      (g)   Administrative Agent in its Individual Capacity..............    39
      (h)   Holders of Notes.............................................    39
      (i)   Successor Administrative Agent...............................    40
      (j)   Collateral Matters...........................................    40

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
      (k)   Actions with Respect to Defaults.............................    42
      (l)   Delivery of Information......................................    42
      (m)   Demand.......................................................    42
      (n)   Notice of Default............................................    42
19.   ASSIGNABILITY......................................................    42
20.   AMENDMENTS, ETC....................................................    45
21.   NONLIABILITY OF AGENT AND LENDERS..................................    46
22.   JOINT AND SEVERAL LIABILITY; GUARANTOR PROVISIONS..................    46
23.   RELEASES; INDEMNITIES..............................................    47
24.   NOTICE.............................................................    48
25.   APPOINTMENT OF BORROWER AS REPRESENTATIVE..........................    48
26.   CHOICE OF GOVERNING LAW; CONSTRUCTION; FORUM SELECTION.............    49
27.   HEADINGS OF SUBDIVISIONS...........................................    50
28.   POWER OF ATTORNEY..................................................    50
29.   CONFIDENTIALITY....................................................    50
30.   BROKERAGE FEES.....................................................    51
31.   PUBLICITY..........................................................    51
32.   LIMITATION OF ACTIONS..............................................    51
33.   LIABILITY..........................................................    51
34.   COUNTERPARTS.......................................................    52
35.   ELECTRONIC SUBMISSIONS.............................................    52
36.   WAIVER OF JURY TRIAL; OTHER WAIVERS................................    52
37.   CONTINUED EFFECTIVENESS, NO NOVATION...............................    53

ANNEX 1 - DEFINITIONS

EXHIBIT A - COMPLIANCE CERTIFICATE

EXHIBIT B - CLOSING CHECKLIST

EXHIBIT C - INFORMATION CERTIFICATE

EXHIBIT D - NOTICE OF BORROWING

EXHIBIT E - ASSIGNMENT AND ACCEPTANCE

SCHEDULE 1 - PERMITTED LIENS

SCHEDULE 11(b) - BUSINESS AND COLLATERAL LOCATIONS, CERTAIN COLLATERAL

SCHEDULE 11(f) - LITIGATION

SCHEDULE 11(h) - AFFILIATE TRANSACTIONS

SCHEDULE 11(i) - NAMES & TRADE NAMES

SCHEDULE 11(m) - INDEBTEDNESS

SCHEDULE 11(o) - PARENT, SUBSIDIARIES AND AFFILIATES

SCHEDULE 11(p) - DEFAULTS

SCHEDULE 11(q) - EMPLOYEE MATTERS

SCHEDULE 11(s) - ENVIRONMENTAL MATTERS

                AMENDED AND RESTATED LOAN AND SECURITY AGREEMENT

     THIS AMENDED AND RESTATED LOAN AND SECURITY AGREEMENT (as amended, modified or supplemented from time to time, this "AGREEMENT") made this 15th day of June, 2005 by and among BRIDGE OPPORTUNITY FINANCE, LLC, a Delaware limited liability company (in its individual capacity, "BRIDGE OPPORTUNITY"), as Administrative Agent for itself and all other lenders from time to time a party hereto (the "LENDERS"), BRIDGE HEALTHCARE FINANCE, LLC, a Delaware limited liability company (in its individual capacity, "BRIDGE HEALTHCARE"), as Administrative Agent for itself and all other Lenders (together with Bridge Opportunity collectively referred to as "ADMINISTRATIVE AGENT") ADDISON YORK INSURANCE BROKERS LTD., a Delaware corporation ("BORROWER"), HERITAGE HILL INSURANCE LTD., a corporation incorporated under the law of the Province of Alberta ("HHI") and ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD., a corporation incorporated under the law of the Province of Alberta ("PARENT", and together with Borrower and HHI collectively referred to as "CREDIT PARTIES" and each individually as a "CREDIT PARTY").

                                  WITNESSETH:

     WHEREAS, Borrower and Lenders, as assignee of FCC, LLC, are parties to a Loan and Security Agreement dated as of June 3, 2004 (as amended and supplemented from time to time the, "FCC Agreement").

     WHEREAS, Borrower and Lenders, as assignee of Oak Street Funding LLC, are parties to a Credit Agreement dated as of March 19, 2004 (as amended and supplemented from time to time, the "Oak Street Agreement", and collectively with the FCC Agreement, the "Existing Credit Agreements").

     WHEREAS, Credit Parties, Administrative Agent and Lenders desire to Amend and Restate the Existing Credit Agreements in their entirety on the terms and subject to the conditions of this Agreement.

     NOW, THEREFORE, in consideration of the mutual covenants and agreements herein after set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by Borrower, the parties agree as follows:

     1.   DEFINITIONS.

          (a) Defined Terms. For the purposes of this Agreement, capitalized words and phrases shall have the meanings set forth in Annex I attached hereto and made a part hereof.

          (b) Accounting Terms. Any accounting terms used in this Agreement which are not specifically defined herein shall have the meanings customarily given them in accordance with GAAP. Calculations and determinations of financial and accounting terms used and not otherwise specifically defined hereunder and the preparation of financial statements to be furnished to Administrative Agent and the Lenders pursuant hereto shall be made and prepared, both as to classification of items and as to amount, in accordance with GAAP as used in the preparation of the financial statements of the Credit Parties on the date of this Agreement. If any changes in accounting principles or practices from those used in the preparation of the financial statements are hereafter occasioned by the promulgation of rules, regulations, pronouncements and opinions by or required by the Financial Accounting Standards Board or the American Institute of Certified Public Accountants (or any successor thereto or agencies with similar functions), which results in a material change in the method of accounting in the financial statements required to be furnished to Administrative Agent and the Lenders hereunder or in the calculation of financial covenants, standards or terms contained in this Agreement, the parties hereto agree to enter into good faith negotiations to amend such provisions so as equitably to reflect such changes to the end that the criteria for evaluating the financial condition and performance of the Borrower will be the same after such changes as they were before such changes; and, if the parties fail to agree on the amendment of such provisions, the Borrower will furnish financial statements in accordance with such changes but shall provide calculations for all financial covenants, perform all financial covenants and otherwise observe all financial standards and terms in accordance with applicable accounting principles and practices in effect immediately prior to such changes.

          (c) Terms Defined in UCC. The terms "CERTIFICATED SECURITY", "CHATTEL PAPER", "COMMERCIAL TORT CLAIM", "DEPOSIT ACCOUNT", "DOCUMENT", "ELECTRONIC CHATTEL PAPER", "EQUIPMENT", "FINANCIAL ASSET", "FIXTURE", "GENERAL INTANGIBLE", "GOODS", "HEALTH-CARE-INSURANCE RECEIVABLES", "INSTRUMENT", "INVENTORY", "INVESTMENT PROPERTY", "LETTER-OF-CREDIT RIGHT", "PAYMENT INTANGIBLE", "PROCEEDS", "SECURITY", "SECURITIES ACCOUNT", "SECURITY ENTITLEMENT", "SOFTWARE", "SUPPORTING OBLIGATION", "TANGIBLE CHATTEL PAPER" and "UNCERTIFICATED SECURITY" shall have the respective meanings assigned to such terms in the UCC. All other capitalized words and phrases used herein and not otherwise specifically defined shall have the respective meanings assigned to such terms in the UCC, to the extent the same are used or defined therein.

          (d) Other Definitional Provisions; Construction. Whenever the context so requires, the neuter gender includes the masculine and feminine, the single number includes the plural, and vice versa, and in particular the word "Credit Parties" shall be so construed. The words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and references to Article, Section, Subsection, Annex, Schedule, Exhibit and like references are references to this Agreement unless otherwise specified. The word "including" shall mean "including, without limitation". An Event of Default shall "continue" or be "continuing" until such Event of Default has been cured, if curable, or waived in accordance with Section 20 hereof. References in this Agreement to any party shall include such party's successors and permitted assigns. References to any "Section" shall be a reference to such Section of this Agreement unless otherwise stated. To the extent any of the provisions of the Other Agreements are inconsistent with the terms of this Loan Agreement, the provisions of this Loan Agreement shall govern. This Agreement and the Other Agreements are the result of negotiations among and have been reviewed by counsel to the Lenders, Credit Parties and any other parties thereto, are the product of all parties and, accordingly, they shall not be construed against Administrative Agent or Lenders.

          (e) References to Agreements, Enactments, Etc. Unless otherwise expressly provided herein, (i) references to agreements (including this Agreement) and other contractual instruments shall be deemed to include all subsequent amendments and other modifications thereto, but only to the extent such amendments, restatements, supplements and other modifications are not prohibited by the terms of this Agreement or any Other Agreement, and (ii) references to any statute or regulation shall be construed as including all statutory and regulatory provisions amending, replacing, supplementing or interpreting such statute or regulation.

     2.   TERM LOANS, WARRANT.

          (a) Term Loan Facility. Subject to the terms and conditions of this Agreement and the Other Agreements, on the date that the conditions to the initial Term Loan are satisfied, each Lender severally agrees to make term loans to Borrower (each a "TERM LOAN" and collectively, the "TERM LOANS") in an aggregate amount equal to its Pro Rata Share of the amount of any Term Loans requested by Borrower, but in any event not in excess of its Term Loan Commitment. At no time shall (i) the aggregate Term Loans outstanding exceed Twenty-Five Million Dollars ($25,000,000) (the "TERM LOAN FACILITY CAP"), or
(ii) total Term Loans outstanding exceed the Coverage Condition. The initial Term Loan shall be in the amount of $7,527,105.00. Borrower may request subsequent Term Loans solely for the purpose of financing a Permitted Acquisition, including the transaction costs related thereto and working capital for the acquired business. Neither Administrative Agent nor any Lender shall be responsible for any failure by any other Lender to perform its obligations to make its Pro Rata Share of any Term Loan hereunder, and the failure of any Lender to make its Pro Rata Share of any Term Loan hereunder shall not relieve any other Lender of its obligation, if any, to make its Pro Rata Share of a Term Loan hereunder.

          If Borrower makes a request for a Term Loan as provided herein Administrative Agent, at its option and in its sole discretion, shall notify each Lender by telecopy, electronic mail or other similar form of teletransmission of the proposed Term Loan on the same day Administrative Agent is notified or deemed notified by Borrower of Borrower's request for a Term Loan pursuant to this Subsection 2(a). Each Lender shall remit, to the demand deposit account designated by Borrower, at or prior to 3:00 P.M., Chicago time, on the date of notification, if such notification is made before 11:30 A.M., Chicago time, or 11:00 A.M., Chicago time, on the Business Day immediately succeeding the date of such notification, if such notification is made after 11:30 A.M., Chicago time, immediately available funds in an amount equal to such Lender's Pro Rata Share of such proposed Term Loan.

          If and to the extent that a Lender does not settle with Administrative Agent, as required under this Agreement (a "DEFAULTING LENDER"), Borrower and Defaulting Lender severally agree to repay to Administrative Agent, forthwith on demand, such amount required to be paid by such Term Lender to Administrative Agent advanced to Borrower, together with interest thereon, for each day from the date such amount is made available to Borrower until the date such amount is repaid to Administrative Agent (x) in the case of a Defaulting Lender at the rate published by the Federal Reserve Bank of New York on the next succeeding Business Day as the "Federal Funds Rate," or if no such rate is published for any Business Day, at the average rate quoted for such day for such transactions from three (3) federal funds brokers of recognized standing selected by Administrative Agent, and (y) in the case of Borrower, at the interest rate applicable at such time for such Term Loans; provided, that Borrower's obligation to repay such advance to Administrative Agent shall not relieve such Defaulting Lender of its liability to Administrative Agent for failure to settle as provided in this Agreement.

          A request for a Term Loan shall be made or shall be deemed to be made, each in the following manner: Borrower may give Administrative Agent same-day notice, no later than 10:00 a.m. Central time on such day, of its request for a Term Loan, by submitting a Notice of Term Borrowing, in which notice Borrower shall specify the amount of the proposed borrowing and the proposed borrowing date; provided, however, that no such request may be made at a time when there exists a Default or an Event of Default. Borrower's Notice of Term Borrowing shall be accompanied with a certificate, on a form designated by Administrative Agent and in substance satisfactory to Administrative Agent, certifying the amount of the outstanding Term Loans.

          Borrower hereby irrevocably authorizes Administrative Agent to disburse the proceeds of each Term Loan requested by Borrower, or deemed to be requested by Borrower, as follows: the proceeds of each Term Loan requested under Subsection 2(a) shall be disbursed by Administrative Agent in lawful money of the United States of America in immediately available funds, in the case of the initial borrowing, in accordance with the terms of the written disbursement letter from Borrower, and in the case of each subsequent borrowing, by wire transfer or Automated Clearing House (ACH) transfer to such bank account as may be agreed upon by Borrower and Administrative Agent from time to time, or elsewhere if pursuant to a written direction from Borrower. $6,458,460.34 of the initial Term Loan shall constitute a conversion of the outstanding principal amount of the loans and accrued interest thereon under the Existing Credit Agreements to a Term Loan on the date of this amendment and restatement.

          (b) Repayments. The Obligations shall be repaid as follows:

               (i) Repayment of Term Loan. Except as required by Section 2(b)(ii), each Term Loan shall be repaid on the last day of the Term. If any such payment due date is not a Business Day, then such payment may be made on the next succeeding Business Day and such extension of time shall be included in the computation of the amount of interest and fees due hereunder.

               (ii) Mandatory Prepayments of the Term Loans.

                    (1) Excess Cash Flow. Upon the earlier of delivery to Administrative Agent of Credit Parties' financial statements for the last month of each calendar quarter, commencing with the calendar quarter ended September 30, 2005, or the tenth day after such financial statements are required to be delivered to Administrative Agent pursuant to Section 9(c) of this Agreement, Borrower shall make a mandatory prepayment of the Term Loans in an amount equal to fifty percent (50%) of Borrower's "Excess Cash Flow" (as described below) for the calendar quarter just ended, such prepayment to be applied against the principal amount of the Term Loans, pro rata, such mandatory prepayments to continue until the date on which the Term Loans shall be repaid in full. For purposes hereof, "EXCESS CASH FLOW" shall mean for each of Credit Parties' calendar quarters, Credit Parties' consolidated EBITDA for such period, minus Credit Parties' cash taxes paid during such period or accrued and payable for such period as evidenced by supporting documentation provided to Administrative Agent and deemed adequate by Administrative Agent in its sole discretion, minus actual interest paid by Credit Parties on Indebtedness during such period, minus actual principal payments made by Credit Parties with respect to Indebtedness (other than the Obligations) during such period. Lender, in its sole discretion, and based upon an analysis of Credit Parties' cash position after giving effect to a mandatory prepayment required hereby, may, upon Borrower's request, permit Borrower to defer a portion of a mandatory prepayment required hereby to assist Borrower in addressing its cash requirements.

                    (2) Coverage Condition. Upon the earlier of delivery to Administrative Agent of Credit Parties' financial statements for any calendar month, commencing with the calendar month ended June 30, 2005, or the tenth day after such financial statements are required to be delivered to Administrative Agent pursuant to Section 9(c) of this Agreement, Borrower shall make a mandatory prepayment of the Term Loans in an amount equal to the amount by which the outstanding principal balance of the Term Loans exceeds the Coverage Condition. Such prepayment shall be applied against the principal amount of the Term Loans, prorata.

          (c) Notes. The Term Loans shall, in Administrative Agent's and Lenders' sole discretion, be evidenced by one or more promissory notes in form and substance satisfactory to each Lender ("NOTES"). However, if such Term Loans are not so evidenced, such Term Loans may be evidenced solely by entries upon the books and records maintained by Administrative Agent and each Lender.

          (d) Warrant.

          As additional consideration for Administrative Agent and Lenders entering into this Agreement and making the credit facilities available to Borrower as contemplated hereby, Parent agrees to issue to Bridge Opportunity warrants to purchase shares of common stock of Parent in accordance with the terms of the Warrant Certificate ("WARRANT CERTIFICATE"). Concurrently with the execution of this Agreement and the making by Lenders of the initial Term Loan to Borrower, Parent will issue Bridge Opportunity a Warrant Certificate evidencing Bridge Opportunity's Bridge Opportunity will enter into the Warrant Certificate right to purchase common stock of Parent, at an exercise price as provided in the Warrant Agreement.

     3. INTEREST, FEES AND CHARGES.

          (a) Interest Rate.

          Each Term Loan shall bear interest at the rate of six and one-quarter percent (6.25%) per annum in excess of the Prime Rate in effect from time to time, but in no event less than twelve percent (12%) per annum. Said rate of interest shall increase or decrease by an amount equal to each increase or decrease in the Prime Rate effective on the effective date of each such change in the Prime Rate. All such interest shall be payable on the first Business Day of each month in arrears. Upon the occurrence of an Event of Default and during the continuance thereof, each Term Loan shall bear interest at the rate of five percent (5%) per annum in excess of the interest rate otherwise payable thereon, which interest shall be payable on demand. All interest shall be calculated on the basis of a 360-day year. Absent the occurrence of an Event of Default, in the event Parent obtains additional equity through the issuance of capital stock in an amount of not less than $3,000,000 for the purpose of funding of a Permitted Acquisition, reduction of the outstanding Obligations or other business purposes approved by Lenders, Lenders shall reduce the effective cost of the Term Loans provided hereunder by one and one-half percent (1.5%) through either reduction of the interest rate, reduction in fees charged or a combination of both, as determined by Lenders in their sole discretion. If the amount of equity proceeds from the issuance of capital stock for the foregoing purposes exceeds $5,000,000, the reduction in effective cost shall be increased by an additional one percent (1.0%).

          (b) Fees and Charges.

               (i) Closing Fee: Borrower shall pay to Administrative Agent a closing fee of Two Hundred Fifty Thousand Dollars ($250,000), for the benefit of the Lenders which fee shall be fully earned and payable on the date of disbursement of the initial Term Loan hereunder.

               (ii) Collateral Monitoring Fee: On the Closing Date and on the first Business Day of each calendar month thereafter, Borrower shall pay Administrative Agent for its own account a collateral monitoring fee of Twenty-One Thousand and No/100 Dollars ($21,000); provided however, that Borrower agrees and acknowledges that during each year this Agreement is in effect, a full year's fee shall be deemed earned at the beginning of such year. For each $1,000,000 of any Term Loan advanced by Lenders for a Permitted Acquisition which would cause the aggregate amount of all Term Loans advanced by Lenders to exceed $8,000,000, such collateral monitoring fee shall increase by the sum of $2,500 per month, commencing the date such Term Loan is funded and on the first day of each month thereafter. For each $1,000,000 repayment of a Term Loan made to fund a Permitted Acquisition, Administrative Agent shall reduce the collateral monitoring fee by $2,500 per month, commencing with the first day of the first month following such payment; provided, however, in no event shall the monthly collateral monitoring fee be less than $21,000 regardless of repayments of such Term Loans.

               (iii) Costs and Expenses; Payments: Borrower shall reimburse Administrative Agent for all reasonable costs and expenses, including, without limitation, legal expenses and reasonable attorneys' fees (whether for internal or outside counsel), incurred by Administrative Agent in connection with the (i) documentation and consummation of this transaction and any other transactions among Borrower, Administrative Agent and Lenders, including, without limitation, Uniform Commercial Code and other public record searches and filings, overnight courier or other express or messenger delivery, appraisal costs, surveys, title insurance and environmental audit or review costs; (ii) collection, protection or enforcement of any rights in or to the Collateral; (iii) collection of any Obligations; (iv) audit and collateral examination fees;

     and (v) administration and enforcement of any of Administrative Agent's and/or any Lender's rights under this Agreement or any Other Agreement. Borrower shall also pay all normal service charges with respect to all accounts maintained by Borrower with any Lender and any Depository Bank and any additional services requested by Borrower from any Lender and the Depository Bank, including, without limitation, Depository Bank's administrative service charges incurred by Administrative Agent and bank administration service charges charged by Administrative Agent or Lenders. All such costs, expenses and charges shall constitute Obligations hereunder, shall be payable by Borrower to Administrative Agent on demand, and until paid, shall bear interest at the highest rate then applicable to Term Loans hereunder. In addition, following the occurrence of an Event of Default, Borrower shall reimburse each Lender for all costs and expenses, including, without limitation, legal expenses and reasonable attorneys' fees, incurred by such Lender in connection with the (i) collection, protection or enforcement of any rights in or to the Collateral; (ii) collection of any Obligations; and (iii) administration and enforcement of any of Lenders' rights under this Agreement.

               (iv) Capital Adequacy Charge. If Administrative Agent or any Lender shall have determined that the adoption of any law, rule or regulation regarding capital adequacy, or any change therein or in the interpretation or application thereof, or compliance by Administrative Agent or such Lender with any request or directive regarding capital adequacy (whether or not having the force of law) from any central bank or governmental authority enacted after the date hereof, does or shall have the effect of reducing the rate of return on such party's capital as a consequence of its obligations hereunder to a level below that which Administrative Agent or such Lender could have achieved but for such adoption, change or compliance (taking into consideration such party's policies with respect to capital adequacy) by a material amount, then from time to time, after submission by Administrative Agent or such Lender to Borrower of a written demand therefor ("CAPITAL ADEQUACY DEMAND") together with the certificate described below, Borrower shall pay to such party such additional amount or amounts ("CAPITAL ADEQUACY CHARGE") as will compensate such party for such reduction, such Capital Adequacy Demand to be made with reasonable promptness following such determination. A certificate of Administrative Agent or such Lender claiming entitlement to payment as set forth above shall be conclusive in the absence of manifest error. Such certificate shall set forth the nature of the occurrence giving rise to such reduction, the amount of the Capital Adequacy Charge to be paid to Administrative Agent or such Lender, and the method by which such amount was determined. In determining such amount, the applicable party may use any reasonable averaging and attribution method, applied on a non-discriminatory basis.

               (v) Maximum Interest. It is the intent of the parties that the rate of interest and other charges to Borrower under this Agreement and the Other Agreements shall be lawful; therefore, if for any reason the interest or other charges payable under this Agreement are found by a court of competent jurisdiction, in a final determination, to exceed the limit which Administrative Agent or any Lender may lawfully charge Borrower, then the obligation to pay interest and other charges shall automatically be reduced to such limit and, if any amount in excess of such limit shall have been paid, then such amount shall be refunded to Borrower.

     4. DISTRIBUTIONS AND APPORTIONMENT OF PAYMENTS.

          (a) Payments. Payments actually received by Administrative Agent with respect to the following items shall be distributed by Administrative Agent to Lenders as follows: (1) on a monthly basis, payments to be applied to interest on the Term Loans shall be paid to each Lender in proportion to its Pro Rata Share, so that each Lender shall only receive interest on the amount of funds actually advanced by such Lender; (2) on a monthly basis, payments to be applied to the fees provided in subsection 3(b)(i) shall be paid to each Lender in proportion to its Pro Rata Share, as applicable; and (3) principal payments on the Term Loans shall be paid to each Lender in proportion to its Pro Rata Share.

          (b) Application of Payments. So long as no Event of Default has occurred and is continuing, (i) payments matching specific scheduled payments then due shall be applied to those scheduled payments, (ii) voluntary prepayments shall be applied as designated by the Borrower, or, in the absence of such designation, as determined by Administrative Agent in its sole discretion, and (iii) mandatory prepayments of the type described in subsection 2(b), shall be applied as described in that subsection.

          (c) Application of Collateral Proceeds.

               (i) After the occurrence and during the continuance of an Event of Default, all amounts collected or received by Administrative Agent or any Lender as proceeds from the sale of, or other realization upon, all or any part of the Collateral shall be applied by Administrative Agent as follows, unless a court of competent jurisdiction shall otherwise direct:

                    (1) FIRST, to pay all fees, expense reimbursements, indemnities and other amounts then due to Administrative Agent until paid in full;

                    (2) SECOND, ratably, to pay all fees and indemnities then due to the Term Loan Lenders;

                    (3) THIRD, ratably, to pay interest then due in respect of the Term Loans until paid in full;

                    (4) FOURTH, ratably to pay principal of the Term Loans until paid in full;

                    (5) FIFTH, to the ratable payment of all other Obligations then due and payable;

                    (6) SIXTH, the balance, if any, after all of the Obligations have been satisfied, shall be returned to Borrower, unless otherwise required by law or the Subordination Agreements.

          (d) Defaulting Lender. Notwithstanding the foregoing, Administrative Agent shall not be obligated to transfer to any Defaulting Lender any payment made by Borrower to Administrative Agent, nor shall such Defaulting Lender be entitled to share any interest, fees or other payment hereunder, until payment is made by such Defaulting Lender to such Administrative Agent as required in this Agreement.

     5. COLLATERAL.

          (a) Grant of Security Interest to Administrative Agent. As security for the payment of all Term Loans now or in the future made by Lenders to Borrower hereunder and for the payment or other satisfaction of all other Obligations, Borrower acknowledges and confirms the liens and security interests in the Collateral granted under the Existing Credit Agreements and, for the avoidance of doubt, but without in any way limiting or qualifying the previous grant of Liens by Credit Parties under the Existing Credit Agreements, does hereby assign, grant, confirm and reaffirm to Administrative Agent, for its benefit and for the benefit of the Lenders, a continuing first priority security interest in the following property of Borrower, whether now or hereafter owned, existing, acquired or arising and wherever now or hereafter located:

               (i) All Accounts, and all money, contract rights, chattel paper, documents, deposit accounts, securities, investment property and instruments with respect thereto, and all of Borrower's rights, remedies, security, Liens and supporting obligations, in, to and in respect of the foregoing, including, without limitation, rights of stoppage in transit, replevin, repossession and reclamation and other rights and remedies of an unpaid vendor, lienor or secured party, guaranties or other contracts of suretyship with respect to the Accounts, deposits or other security for the obligation of any Account Debtor, and credit and other insurance and further including the following:

                    (1) To the extent not listed above, all money, securities, investment property, Deposit Accounts, instruments and other property and the proceeds thereof that are now or hereafter held or received by, in transit to, in possession of, or under the control of Administrative Agent or a bailee or Affiliate of Administrative Agent, whether for safekeeping, pledge, custody, transmission, collection or otherwise;

                    (2) To the extent not listed above, all now owned or hereafter acquired Deposit Accounts into which Accounts or the proceeds of Accounts are deposited, including the Lockbox Accounts;

                    (3) All of Borrower's right, title and interest in, to and in respect of all goods relating to, or which by sale have resulted in, Accounts including, without limitation, all goods described in invoices or other documents or instruments with respect to, or otherwise representing or evidencing, any Account, and all returned, reclaimed or repossessed goods; and

                    (4) All general intangibles (including, but not limited to, payment intangibles) and other property of every kind and description with respect to, evidencing or relating to Accounts, including, but not limited to, all existing and future customer lists, choses in action, claims, books, records, ledger cards, contracts, licenses, formulae, tax and other types of refunds, returned and unearned insurance premiums, rights and claims under insurance policies, and computer programs, information, software, records, and data, as the same relates to the Accounts;

               (ii) all Chattel Paper, Instruments, Documents and General Intangibles (including, without limitation, all Intellectual Property, licenses, software, franchises, tax refund claims, claims against carriers and shippers, guarantee claims, contract rights, Payment Intangibles, security interests, security deposits, rights to indemnification, information contained in computer media (such as data bases, source and object codes, and information therein), permits, licenses, certifications, authorizations and approvals, and the rights of Borrower thereunder, issued by any governmental, regulatory, or private authority, agency, or entity whether now owned or hereafter acquired);

               (iii) all Inventory;

               (iv) all Goods (other than Inventory), including, without limitation, Equipment, vehicles and Fixtures;

               (v) all Investment Property;

               (vi) all Deposit Accounts, bank accounts, deposits and cash;

               (vii) all Letter-of-Credit Rights;

               (viii) Commercial Tort Claims listed on Schedule 11(b) hereto from time to time;

               (ix) any other property of Borrower now or hereafter in the possession, custody or control of Administrative Agent or any Lender or any agent or any parent, affiliate or subsidiary of Administrative Agent or any Lender or any participant with any Lender in the Loans, for any purpose (whether for safekeeping, deposit, collection, custody, pledge, transmission or otherwise); and

               (x) all additions and accessions to, substitutions for, and replacements, products and Proceeds of the foregoing property, including, without limitation, proceeds of all insurance policies insuring the foregoing property, and all of Borrower's books and records relating to any of the foregoing and to Borrower's business.

          (b) Other Security. Administrative Agent, in its sole discretion, without waiving or releasing any obligation, liability or duty of Borrower under this Agreement or the Other Agreements or any Event of Default, may at any time or times hereafter, but shall not be obligated to, pay, acquire or accept an assignment of any Lien asserted by any Person in, upon or against the Collateral, provided, that Administrative Agent may take such actions with respect to Permitted Liens only after the occurrence and during the continuance of an Event of Default. All sums paid by Administrative Agent in respect thereof and all costs, fees and expenses including, without limitation, reasonable attorney fees, all court costs and all other charges relating thereto incurred by Administrative Agent shall constitute Obligations payable by Borrower to Administrative Agent on demand and, until paid, shall bear interest at the highest rate then applicable to Term Loans hereunder.

          (c) Possessory Collateral. Immediately upon Borrower's receipt of any portion of the Collateral evidenced by an agreement, Instrument or Document, including, without limitation, any Tangible Chattel Paper and any Investment Property consisting of Certificated Securities, Borrower shall deliver the original thereof to Administrative Agent together with an appropriate endorsement or other specific evidence of assignment thereof to Administrative Agent (in form and substance acceptable to Administrative Agent). If an endorsement or assignment of any such items shall not be made for any reason, Administrative Agent is hereby irrevocably authorized, as Borrower's attorney and agent-in-fact, to endorse or assign the same on Borrower's behalf.

          (d) Electronic Chattel Paper. To the extent that Borrower obtains or maintains any Electronic Chattel Paper, Borrower shall create, store and assign the record or records comprising the Electronic Chattel Paper in such a manner that (i) a single authoritative copy of the record or records exists which is unique, identifiable and, except as otherwise provided in clauses (iv), (v) and
(vi) below, unalterable, (ii) the authoritative copy identifies Administrative Agent as the assignee of the record or records, (iii) the authoritative copy is communicated to and maintained by Administrative Agent or its designated custodian, (iv) copies or revisions that add or change an identified assignee of the authoritative copy can only be made with the participation of Administrative Agent, (v) each copy of the authoritative copy and any copy of a copy is readily identifiable as a copy that is not the authoritative copy and (vi) any revision of the authoritative copy is readily identifiable as an authorized or unauthorized revision.

          (e) Letter-of-Credit Rights. If Borrower at any time is a beneficiary under a letter of credit now or hereafter issued in favor of Borrower, at the request and option of Administrative Agent, Borrower shall, pursuant to an agreement in form and substance satisfactory to Administrative Agent, either (i) arrange for the issuer and any confirmer of such letter of credit to consent to an assignment to Administrative Agent of the proceeds of any drawing under the letter of credit, or (ii) arrange for Administrative Agent to become the transferee beneficiary of the letter of credit, with Administrative Agent agreeing, in each case, that the proceeds of any drawing under the letter to credit are to be applied as provided in this Agreement.

          (f) Third-Party Collateral. If Borrower shall at any time hold or acquire an interest in Collateral in the possession of a third party (other than Certificated Securities and Goods covered by a Document), Borrower shall immediately obtain an acknowledgment from the third party that it is holding such Collateral for the benefit of the Administrative Agent and the Lenders.

          (g) Deposit Account. Borrower shall deliver to Administrative Agent, with respect to each Deposit Account maintained by Borrower now or hereafter (other than with Administrative Agent) and that is permitted hereby, upon obtaining an interest in such Deposit Account, a deposit account control agreement in form and substance satisfactory to Administrative Agent, executed by the financial institution at which such account is maintained (each a "Depository Bank"), and shall take such other actions as Administrative Agent may request to ensure that Administrative Agent's security interest in such account is perfected by control as such term is used in UCC Section 9-104.

          (h) Insurance Proceeds. The net proceeds of any casualty insurance insuring the Collateral in excess of Fifty Thousand Dollars ($50,000), after deducting all costs and expenses (including attorneys' fees) of collection, shall be applied, at Administrative Agent's option, either toward replacing or restoring the Collateral, in a manner and on terms satisfactory to Administrative Agent, or toward payment of the Obligations. Any net proceeds of Fifty Thousand Dollars ($50,000) or less shall be applied toward replacing or restoring the Collateral, in a manner and on terms satisfactory to Administrative Agent. Any proceeds applied to the payment of Obligations shall be applied in accordance with Section 4. In no event shall such application relieve Borrower from payment in full of all installments of principal and interest which thereafter become due in the order of maturity thereof.

     6. PRESERVATION OF COLLATERAL AND PERFECTION OF SECURITY INTERESTS THEREIN.

     Borrower shall, at Administrative Agent's request, at any time and from time to time, authenticate, execute and deliver to such Agent such financing statements, documents and other agreements and instruments (and pay the cost of filing or recording the same in all public offices deemed necessary or desirable by Administrative Agent) and do such other acts and things or cause third parties to do such other acts and things as Administrative Agent may deem necessary or desirable in its sole discretion in order to establish and maintain a valid, attached and perfected security interest in the Collateral in favor of Administrative Agent (free and clear of all other Liens, except Permitted Liens) to secure payment of the Obligations, and in order to facilitate the collection of the Collateral. Borrower irrevocably hereby makes, constitutes and appoints Administrative Agent (and all Persons designated by Administrative Agent for that purpose) as Borrower's true and lawful attorney and agent-in-fact to execute and file such financing statements, documents and other agreements and instruments and do such other acts and things as may be necessary to preserve and perfect Administrative Agent's security interest in the Collateral. Borrower further agrees that a carbon, photographic, photostatic or other reproduction of this Agreement or of a financing statement shall be sufficient as a financing statement. Borrower further ratifies and confirms the prior filing by Administrative Agent of any and all financing statements which identify the Borrower as debtor, Administrative Agent as secured party and any or all Collateral as collateral.

     7. POSSESSION OF COLLATERAL AND RELATED MATTERS.

     Until otherwise notified by Administrative Agent following the occurrence of and during the continuance of an Event of Default, Borrower shall have the right, except as otherwise provided in this Agreement, in the ordinary course of Borrower's business, to (a) sell, lease or furnish under contracts of service any of Borrower's Inventory normally held by Borrower for any such purpose; (b) use and consume any raw materials, work in process or other materials normally held by Borrower for such purpose; and (c) dispose of obsolete or unuseful Equipment so long as all of the proceeds thereof, unless used to purchase or acquire Equipment equal or greater in value to the obsolete or unuseful Equipment disposed of, are paid to Administrative Agent for application to the Obligations (except for such proceeds which are required to be delivered to the holder of a Permitted Lien which is prior in right of payment); provided, however, that a sale in the ordinary course of business shall not include any transfer or sale in satisfaction, partial or complete, of a debt owed by Borrower.

     8. COLLECTIONS.

          (a) Borrower shall establish and maintain a lockbox (the "Lockbox") with a United States depository institution designated from time to time by Administrative Agent (the "LOCKBOX BANK"), subject to the provisions of this Agreement for Collections of Accounts from Account Debtors. Borrower shall execute with the Lockbox Bank a lockbox agreement in form and substance acceptable to Administrative Agent, and such other agreements related to such lockbox agreement as Administrative Agent may require. Borrower shall ensure that all collections of Accounts on which Account Debtors are obligated are paid directly into the Lockbox for deposit into a depository account owned by Borrower (the "Concentration Account") which is subject to a deposit account control agreement in form and substance acceptable to Administrative Agent granting Administrative Agent control over the Concentration Account as such term is used in UCC Section 9-104.

          (b) Notwithstanding anything in any lockbox agreement to the contrary, Borrower agrees that it shall be liable for any fees and charges in effect from time to time and charged by the Lockbox Bank in connection with the Lockbox and Concentration Account, and that neither Administrative Agent nor any Lender shall have any liability therefor.

          (c) Administrative Agent may, at any time and from time to time after the occurrence and during the continuance of an Event of Default, whether before or after notification to any Account Debtor and whether before or after the maturity of any of the Obligations, (i) enforce collection of any of Borrower's Accounts or other amounts owed to Borrower by suit or otherwise; (ii) exercise all of Borrower's rights and remedies with respect to proceedings brought to collect any Accounts or other amounts owed to Borrower; (iii) surrender, release or exchange all or any part of any Accounts or other amounts owed to Borrower, or compromise or extend or renew for any period (whether or not longer than the original period) any indebtedness thereunder; (iv) sell or assign any Account of Borrower or other amount owed to Borrower upon such terms, for such amount and at such time or times as Administrative Agent deem advisable; (v) prepare, file and sign Borrower's name on any proof of claim in bankruptcy or other similar document against any Account Debtor or other Person obligated to Borrower; and
(vi) do all other acts and things which are necessary, in Administrative Agent's sole discretion, to fulfill Borrower's obligations under this Agreement and the Other Agreements and to allow Administrative Agent to collect the Accounts or other amounts owed to Borrower. In addition to any other provision hereof, Administrative Agent may at any time, after the occurrence and during the continuance of an Event of Default, at Borrower's expense, notify Account Debtors to make payment directly to Administrative Agent of any amounts due or to become due thereunder (and once such notice has been given to an Account Debtor, Borrower shall not give any contrary instructions to such Account Debtor during the continuance of an Event of Default without Administrative Agent's prior written consent).

          (d) On a monthly basis, Administrative Agent shall deliver to Borrower an account statement showing all Term Loans, charges and payments which shall be deemed final, binding and conclusive upon Borrower unless Borrower notifies Administrative Agent in writing, specifying any error therein, within thirty
(30) days of the date such account statement is sent to Borrower, and any such notice shall only constitute an objection to the items specifically identified.

     9.   FINANCIAL REPORTS AND SCHEDULES.

          (a) Monthly Reports. Credit Parties shall deliver to Administrative Agent, in addition to any other reports, as soon as practicable and in any event within twenty six (26) days after the end of each month, (i) an Accounts accrual analysis in form and substance reasonably satisfactory to Administrative Agent, including, without limitation, the names and addresses of all Account Debtors of Borrower, (ii) a summary and detail of accounts payable (such Accounts and accounts payable divided into such time intervals as Administrative Agent may require in its sole discretion), including a listing of any held checks, and
(iii) evidence satisfactory to Administrative Agent of the proper withholding of an payment by Borrower of all payroll taxes due and owing to any Governmental Authority for the previous month.

          (b) Financial Statements. Credit Parties shall deliver to Administrative Agent and each Lender the following financial information, all of which shall be prepared in accordance with GAAP consistently applied, and shall be accompanied by a certificate in the form of Exhibit A hereto, which compliance certificate shall include a calculation of the Coverage Condition and all financial covenants contained in this Agreement: (i) no later than twenty six (26) days after each calendar month, copies of internally prepared consolidated and consolidating financial statements of Credit Parties, including, without limitation, consolidated and consolidating balance sheets and statements of income, retained earnings and cash flow of Credit Parties, certified by the Chief Financial Officer of Credit Parties; and (ii) no later than one hundred twenty (120) days after the end of each of Credit Parties' Fiscal Years, audited annual consolidated and consolidating financial statements of Credit Parties with an unqualified opinion by independent certified public accountants selected by Credit Parties and reasonably satisfactory to Administrative Agent.

          (c) Annual Projections. As soon as practicable and in any event not less than sixty (60) days prior to the beginning of each Fiscal Year, Credit Parties shall deliver to Administrative Agent and each Lender projected balance sheets, statements of income and cash flow for Credit Parties, for each of the twelve (12) months during such Fiscal Year, which shall include the assumptions used therein, together with appropriate supporting details as reasonably requested by Administrative Agent.

          (d) Explanation of Budgets and Projections. In conjunction with the delivery of the annual presentation of projections or budgets referred to in Subsection 9(c) above, Credit Parties shall deliver a letter signed by the President or a Vice President of each Credit Party and by the Treasurer or Chief Financial Officer of each Credit Party, describing, comparing and analyzing, in detail, all changes and developments between the anticipated financial results included in such projections or budgets and the historical financial statements of Credit Parties.

          (e) Invoices and Billing Statements. Promptly following request therefor by Administrative Agent, Borrower shall provide copies of sales journals, cash receipt journals, and deposit slips, copies of service invoices, customer statements and credit memoranda issued, remittance advices and reports, evidence of billing and copies of shipping and delivery documents.

          (f) Obligor Financial Statements and Tax Returns. Borrower shall cause each Obligor (other than the Credit Parties) to deliver to Administrative Agent and each Lender such Obligor's annual financial statement (in form acceptable to Administrative Agent) and a copy of such Obligor's federal income tax return with respect to the corresponding year, in each case on the date when such tax return is due or, if earlier, on the date when available.

          (g) Other Information. Promptly following request therefor by Administrative Agent, Credit Parties shall deliver to Administrative Agent such other business or financial data, reports, appraisals and projections as Administrative Agent may reasonably request.

          (h) Post-Closing Review. In addition, at Borrower's cost, a post-closing audit and review (which may be included as part of Credit Parties current Fiscal Year and audit) shall be performed by Credit Parties' independent accountant (a firm acceptable to Administrative Agent), and the results thereof shall be delivered to Administrative Agent within thirty (30) days after the Closing Date, which post-closing review shall include, without limitation, (i) a review of the books, records and accounting systems of Credit Parties, and (ii) a review and final verification of all add-backs used in determining the final pro forma financial statements of Credit Parties. ("POST-CLOSING REVIEW").

     10.  TERMINATION; EARLY TERMINATION.

          (a) This Agreement shall be in effect from the date hereof until June 15, 2008; provided, however, if no Default or Event of Default has occurred as of the expiration of such date, unless earlier terminated by Borrower as provided herein, this Agreement shall continue in effect until June 15, 2010 and Borrower shall pay to Lender an additional fee in the sum of $312,500 which shall be due and payable on June 15, 2008 and fully earned as of such date (the "TERM").

          (b) If this Agreement expires, then (i) Administrative Agent and Lenders shall not make any additional Term Loans on or after the date identified as the date on which the Obligations are to be repaid; and (ii) this Agreement shall terminate on the date thereafter that the Obligations are paid in full. At such time as Borrower has repaid all of the Obligations and this Agreement has terminated, Credit Parties shall deliver to Administrative Agent and Lenders a release, in form and substance reasonably satisfactory to Administrative Agent, of all obligations and liabilities of Administrative Agent and Lenders and their officers, directors, employees, agents, parents, subsidiaries and affiliates to Credit Parties, and, if Credit Parties are obtaining new financing from another lender, Credit Parties shall deliver such lender's indemnification of Administrative Agent and Lenders, in form and substance satisfactory to Administrative Agent, for checks which Administrative Agent has credited to Borrower's account, but which subsequently are dishonored for any reason or for automatic clearinghouse or wire transfers not yet posted to Borrower's account.

          (c) Borrower may terminate this Agreement at any time but only upon thirty (30) days prior written notice and prepayment of all Obligations.

          (d) If the funding obligations of Lenders under this Agreement terminate for any reason (whether by voluntary termination by Borrower, by reason of the occurrence of an Event of Default or otherwise but other than as a result of a mandatory prepayment pursuant to Subsection 2(b)(ii) or voluntary termination by Borrower pursuant to Section 10(c) within thirty (30) days prior to the expiration of the Term) prior to the expiration of the Term, the entire principal balance, together with accrued and unpaid interest on any Term Loans then outstanding shall be immediately due and payable on the effective date of such termination and Borrower shall additionally pay to Administrative Agent, for the ratable benefit of the Lenders as compensation for the costs of Lenders being prepared to make funds available to Borrower under this Agreement, a deferred commitment fee calculated as follows:

               (i) If such termination occurs on or prior to the end of the twenty fourth month following the Closing Date:

                    the deferred commitment fee shall be equal an amount equal to that necessary to achieve a yield (e.g., interest and applicable fees due under Subsection 3(b)(i)) that provides Administrative Agent and Lenders a 22% internal rate of return for the full Term, assuming that the Term Loans, interest and fees had been paid as scheduled herein and based upon a weighted average of the Term Loans outstanding;

               (ii) If such termination occurs subsequent to the twenty fourth month following the Closing Date:

                    the deferred commitment fee shall be the sum of $750,000.

     11.  REPRESENTATIONS AND WARRANTIES.

     Each Person comprising the Credit Parties, individually and severally, hereby represents and warrants to Administrative Agent and each Lender, which representations and warranties (whether appearing in this Section 11 or elsewhere) shall be true at the time of such Credit Parties' execution hereof and the closing of the transactions described herein or related hereto, shall remain true until the repayment in full and satisfaction of all the Obligations and termination of this Agreement, and shall be remade by such Credit Party at the time each Term Loan is made pursuant to this Agreement, provided, that representations and warranties made as of a particular date shall be true and correct as of such date.

          (a) Financial Statements and Other Information. The financial statements and other information delivered or to be delivered by Credit Parties to Administrative Agent or any Lender at or prior to the date of this Agreement fairly present in all material respects the financial condition of Credit Parties, and there has been no material adverse change in the financial condition, the operations or any other status of Credit Parties since the date of the financial statements delivered to Administrative Agent or any Lender most recently prior to the date of this Agreement. All written information now or heretofore furnished by Credit Parties to Administrative Agent or any Lender is true and correct as of the date with respect to which such information was furnished.

          (b) Locations; Certain Collateral. The office where Credit Parties keep their books, records and accounts (or copies thereof) concerning the Collateral, Credit Parties' principal place of business and all of Credit Parties' other places of business, locations of Collateral and post office boxes and locations of bank accounts are as set forth in Schedule 11(b) and at other locations within the continental United States and Canada of which Administrative Agent has been advised by Credit Parties in writing in accordance with Subsection 12(b)(i). The Collateral, including, without limitation, the Equipment (except any part thereof which Credit Parties shall have advised Administrative Agent in writing consists of Collateral normally used in more than one state) is kept, or, in the case of vehicles, based, only at the addresses set forth on Schedule 11(b), and at other locations within the continental United States and Canada of which Administrative Agent has been advised by Borrower in writing in accordance with Subsection 12(b)(i) hereof.
Schedule 11(b) hereto contains a complete listing of all of Credit Parties' (a) Intellectual Property which is subject to registration statutes and licenses of Intellectual Property to which Credit Parties are a party (whether as licensor or licensee), (b) Instruments (other than Instruments deposited for collection in the ordinary course of business), (c) Deposit Accounts, (d) Investment Property, (e) Letter-of-Credit Rights, (f) Chattel Paper, (g) Documents, (h) Commercial Tort Claims, (i) Collateral which is subject to certificate of title statutes, and (j) tangible Collateral located with any bailee, warehousemen or other third parties.

          (c) Loans by Credit Parties. Except for loans currently in existence and set forth on Schedule 11(h) hereto, no Credit Party has made any loans or advances to any Affiliate or other Person except for advances authorized hereunder to employees, officers and directors of Credit Parties for travel and other expenses arising in the ordinary course of Credit Parties' business.

          (d) Liens. Credit Parties are the lawful owner of all Collateral now purportedly owned or hereafter purportedly acquired by them, free from all Liens, other than the Permitted Liens.

          (e) Organization, Authority and No Conflict. Credit Parties are corporations duly organized, validly existing and in good standing in the State or country of their organization, their state organizational identification numbers are as set forth on the Information Certificate and Credit Parties are duly qualified and in good standing in all jurisdictions where the nature and extent of the business transacted by them or the ownership of their assets makes such qualification necessary or, if Credit Parties are not so qualified, Credit Parties may cure any such failure without losing any of their rights, incurring any Liens or material penalties, or otherwise affecting Administrative Agent's or any Lender's rights. Credit Parties have the right and power and are duly authorized and empowered to enter into, execute and deliver this Agreement and the Other Agreements and perform their obligations hereunder and thereunder. Credit Parties' execution, delivery and performance of this Agreement and the Other Agreements do not conflict with the provisions of the organizational documents of Credit Parties, any statute, regulation, ordinance or rule of law, or any agreement, contract or other document which may now or hereafter be binding on Credit Parties, except for conflicts with agreements, contracts or other documents which would not have a Material Adverse Effect on Credit Parties, and Credit Parties' execution, delivery and performance of this Agreement and the Other Agreements shall not result in the imposition of any Lien upon any of their property (other than Permitted Liens) under any existing indenture, mortgage, deed of trust, loan or credit agreement or other agreement or instrument by which Credit Parties or any of their property may be bound or affected.

          (f) Litigation. Except as disclosed on Schedule 11(f) hereto, there are no actions or proceedings which are pending or, to the best of Credit Parties' knowledge, threatened against Credit Parties which are reasonably likely to have a Material Adverse Effect on Credit Parties, and Credit Parties shall, promptly upon becoming aware of any such pending or threatened action or proceeding, give written notice thereof to Administrative Agent and Lenders.

          (g) Compliance with Laws and Maintenance of Permits. Credit Parties have obtained all governmental consents, franchises, certificates, licenses, authorizations, approvals and permits, the lack of which would have a Material Adverse Effect on Credit Parties. Credit Parties are in compliance in all material respects with all applicable federal, state, local and foreign statutes, orders, regulations, rules and ordinances (including, without limitation, Environmental Laws and statutes, orders, regulations, rules and ordinances relating to taxes, employer and employee contributions and similar items, securities, ERISA or employee health and safety) the failure to comply with which would have a Material Adverse Effect on Credit Parties.

          (h) Affiliate Transactions. Except as set forth on Schedule 11(h) hereto or as permitted pursuant to Subsection 13(h) hereof, Credit Parties are not conducting, permitting or suffering to be conducted, transactions with any Affiliate other than transactions with Affiliates for the purchase or sale of Inventory or services in the ordinary course of business pursuant to terms that are no less favorable to Borrower than the terms upon which such transactions would have been made had they been made to or with a Person that is not an Affiliate.

          (i) Names and Trade Names. Except as set forth on Schedule 11(i) hereto, Credit Parties' names have always been as set forth on the first page of this Agreement and Credit Parties use trade names, assumed names, fictitious names or division names in the operation of their business, except as set forth on Schedule 11(i) hereto.

          (j) Equipment. Except for Permitted Liens and leased Equipment, Borrower has good and indefeasible and merchantable title to and ownership of all Equipment. No Equipment is a Fixture to real estate unless such real estate is owned by Borrower and is subject to a mortgage in favor of Administrative Agent or, if such real estate is leased, is subject to a landlord's agreement in favor of Administrative Agent on terms acceptable to Administrative Agent, or an accession to other personal property unless such personal property is subject to a first priority Lien in favor of Administrative Agent.

          (k) Enforceability. This Agreement and the Other Agreements to which Credit Parties are a party are the legal, valid and binding obligations of Credit Parties and are enforceable against Credit Parties in accordance with their respective terms.

          (l) Solvency. Credit Parties are, after giving effect to the transactions contemplated hereby, solvent, able to pay their debts as they become due, have capital sufficient to carry on their business, now own property having a value both at fair valuation and at present fair saleable value greater than the amount required to pay their debts, and will not be rendered insolvent by the execution and delivery of this Agreement or any of the Other Agreements or by completion of the transactions contemplated hereunder or thereunder.

          (m) Indebtedness. Except as set forth on Schedule 11(m) hereto, Credit Parties are not obligated (directly or indirectly) for any Indebtedness other than the Loans.

          (n) Margin Security and Use of Proceeds. Credit Parties do not own any margin securities, and none of the proceeds of the Term Loans hereunder shall be used for the purpose of purchasing or carrying any margin securities or for the purpose of reducing or retiring any indebtedness which was originally incurred to purchase any margin securities or for any other purpose not permitted by Regulation U of the Board of Governors of the Federal Reserve System as in effect from time to time.

          (o) Parent, Subsidiaries and Affiliates. Except as set forth on
Schedule 11(o) hereto, Credit Parties have no Subsidiaries or other Affiliates or divisions, nor are Credit Parties engaged in any joint venture or partnership with any other Person. Schedule 11(o) sets forth a true and complete listing of each class of each of the Borrower's and each Subsidiary's equity interests, all of which are owned beneficially and of record by the Persons identified on
Schedule 11(o).

          (p) No Defaults. Except as set forth on Schedule 11(p) hereto, Credit Parties are not in default under any material contract, lease or commitment to which they are a party or by which they are bound, nor do Credit Parties know of any dispute regarding any contract, lease or commitment which would have a Material Adverse Effect on Credit Parties.

          (q) Employee Matters. Except as set forth on Schedule 11 (q) hereto, there are no controversies pending or threatened between Credit Parties and any of their employees, agents or independent contractors, other than employee grievances arising in the ordinary course of business which would not, in the aggregate, have a Material Adverse Effect on Credit Parties, and Credit Parties are in compliance with all federal and state laws respecting employment and employment terms, conditions and practices except for such noncompliance which would not have a Material Adverse Effect on Credit Parties.

          (r) Intellectual Property. Credit Parties possess adequate licenses, patents, patent applications, copyrights, service marks, trademarks, trademark applications, tradestyles and trade names to continue to conduct their business as heretofore conducted by them except to the extent that the failure to possess such items would not have a Material Adverse Effect on Credit Parties.

          (s) Environmental Matters. Except as set forth on Schedule 11(s) hereto, Credit Parties have not generated, used, stored, treated, transported, manufactured, handled, produced or disposed of any Hazardous Materials, on or off their premises (whether or not owned by them) in any manner which at any time violates in any material respect any Environmental Law, or any license, permit, certificate, approval or similar authorization thereunder, and the operations of the Credit Parties complies in all material respects with all Environmental Laws and all licenses, permits, certificates, approvals and similar authorizations thereunder. There has been no investigation, proceeding, complaint, order, directive, claim, citation or notice by any governmental authority or any other Person, nor is any pending or, to the best of the Credit Parties' knowledge, threatened with respect to any non-compliance with or violation of the requirements of any Environmental Law by the Credit Parties or the release, spill or discharge, threatened or actual, of any Hazardous Materials or the generation, use, storage, treatment, transportation, manufacture, handling, production or disposal of any Hazardous Materials or any other environmental, health or safety matter which would have a Material Adverse Effect on Credit Parties or their business, operations or assets or any properties at which the Credit Parties have transported, stored or disposed of any Hazardous Materials. Credit Parties have no material liability (contingent or otherwise) in connection with a release, spill or discharge, threatened or actual, of any Hazardous Materials or the generation, use, storage, treatment, transportation, manufacture, handling, production or disposal of any Hazardous Materials.

          (t) ERISA Matters. Credit Parties have paid and discharged all obligations and liabilities arising under ERISA of a character which, if unpaid or unperformed, might result in the imposition of a Lien against any of their properties or assets.

          (u) Compliance with Regulations.

               (i) Credit Parties are not currently nor have they in the past been subject to any state or local governmental investigation, inspection or inquiry related to any license or licensure standards applicable to them; and

               (ii) Credit Parties are currently in compliance with and shall at all times hereafter comply with all laws, rules, regulations, orders, decrees and directions of any Governmental Authority, and any state laws applicable to their business and properties.

          (v) Licenses, Permits, etc. Each Credit Party has, all necessary federal, state, provincial and local licenses, permits, registrations, certifications and other approvals required in order to conduct any activity in which it is currently engaged, the failure of such Credit Party to have would have a Material Adverse Effect on such Credit Party, and any Person that provides any services for or on behalf of such Credit Party (either as an employee or independent contractor) holds the required federal, state, provincial and local licenses that are necessary to legally perform such services and are not suspended or limited in any way; and such Credit Party is in good standing with the respective governmental, quasi-governmental and other third party payors and regulatory agencies that are involved in such business activities.

          (w) Collective Enterprise. Credit Parties are engaged in the insurance brokerage business as of the date hereof, as well as in certain other businesses. These operations require financing on a basis such that the credit supplied can be made available from time to time to Borrower, as required for the continued successful operation of Credit Parties taken as a whole. Credit Parties have requested Administrative Agent and Lenders make credit available hereunder primarily for the purposes of Subsection 12(g) and generally for the purposes of financing the operations of Credit Parties. Each Person comprising the Credit Parties expects to derive benefit (and the Board of Directors of each Person comprising the Credit Parties has determined that such Credit Party may reasonably be expected to derive benefit), directly or indirectly, from a portion of the credit extended by Administrative Agent and Lenders hereunder, both in its separate capacity and as a member of the group of companies, since the successful operation and condition of each Person comprising the Credit Parties is dependent on the continued successful performance of the functions of the group as a whole. Each Person comprising the Credit Parties acknowledges that, but for the agreement of each of the other Credit Parties to execute and deliver this Agreement, Administrative Agent and Lenders would not have made available the credit facilities established hereby on the terms set forth herein.

          (x) Accounts. With respect to each Account of each Credit Party, as of the date such Account is created:

               (i) all documents and agreements relating to the Account are true and correct in all material respects;

               (ii) the Account arises out of the sale of Acceptable Insurance issued by an Insurance Company which is a party to an Agency Agreement with a Credit Party, is genuine and in all respects what it purports to be and is not evidenced by a judgment;

               (iii) the Account is for a liquidated amount maturing as stated in a duplicate claim or invoice covering such sale or rendition of services;

               (iv) the Account is not subject to any offset, Lien (other than a Lien of Administrative Agent and the subordinate unperfected Lien of certain Canadian Insurance Companies for the portion of premiums collected by Credit Parties due to such Insurance Companies), recoupment, deduction, defense, dispute, counterclaim or any other adverse condition or adjustment of any kind (in each case other that any such item that is taken into account in determining the net amount of such Account) that is known to Credit Parties as existing or asserted, and each such Account is absolutely owing to a Credit Party and is not contingent in any respect or for any reason;

               (v) there are no facts, events or occurrences which in any way impair the validity or enforceability of any Accounts or tend to reduce the amount payable thereunder from the face amount of the claim or invoice and statements with respect thereto, including, without limitation, the failure of a Credit Party to provide services in a manner that complies in all material respects with all laws and regulations applicable to the payment therefor;

               (vi) the Account Debtor under the Account had the capacity to contract at the time any contract or other document giving rise to the Account was executed;

               (vii) there are no proceedings or actions which are threatened or pending against any Account Debtor under the Account which might result in any material adverse change in such Account Debtor's financial condition or the collectibility of such Account;

               (viii) the Account has been billed and forwarded to the Account Debtor for payment in accordance with applicable laws and compliance and conformance in all material respects with any and requisite procedures, requirements and regulations governing payment by such Account Debtor with respect to such Account;

               (ix) Administrative Agent has a perfected, first-priority security interest in such Account to secure the Obligations;

          (y) Agency Agreements. Each Agency Agreement is in full force and effect and no default exists by a Credit Party or the Insurance Company party thereto.

     12.  AFFIRMATIVE COVENANTS.

     Until payment and satisfaction in full of all Obligations and termination of this Agreement, unless Credit Parties obtain Requisite Lenders' prior written consent waiving or modifying any of Credit Parties' covenants hereunder in any specific instance, Credit Parties, jointly and severally, covenant and agree as follows:

          (a) Maintenance of Records. Credit Parties shall at all times keep accurate and complete books, records and accounts with respect to all of their business activities, in accordance with sound accounting practices and GAAP consistently applied, and shall keep such books, records and accounts, and any copies thereof, only at the addresses indicated for such purpose on Schedule 11(b). Credit Parties shall obtain a landlord's agreement or mortgagee agreement, as applicable, from the lessor of each leased property or mortgagee of owned property with respect to any location where any portion of the Collateral or the records relating to such Collateral and/or software and equipment relating to such records or Collateral, is stored or located, which agreement or letter shall be reasonably satisfactory in form and substance to Administrative Agent.

          (b) Notices. Credit Parties shall:

               (i) Locations. Promptly (but in no event less than ten (10) days prior to the occurrence thereof) notify Administrative Agent of the proposed opening of any new place of business or new location of Collateral, the closing of any existing place of business or location of Collateral, any change of in the location of any Credit Parties' books, records and accounts (or copies thereof), the opening or closing of any post office box, the opening or closing of any bank account or, if any of the Collateral consists of Goods of a type normally used in more than one state, the use of any such Goods in any location other than a location in which Credit Parties have previously advised Administrative Agent that such Goods will be used; provided, however, that a proposed change in a Credit Parties' primary place of business shall require Administrative Agent's prior written approval, which approval shall be requested not less than ten
     (10) Business Days prior to the date on which a Credit Party seeks to change its primary place of business.

               (ii) Litigation and Proceedings. Promptly upon becoming aware thereof (but in no event later than three (3) days after so becoming aware), notify Administrative Agent of (i) any actions or proceedings which are pending or threatened against a Credit Party and (ii) any Commercial Tort Claims of a Credit Party which may arise, either of which involve an amount in controversy in excess of Fifty Thousand and No/100 Dollars ($50,000.00), which notice shall constitute Credit Parties' authorization to amend Schedule 11(b) to add such Commercial Tort Claim.

               (iii) Names and Trade Names. Notify Administrative Agent within ten (10) days of the change of a Credit Parties' name or the use of any trade name, assumed name, fictitious name or division name not previously disclosed to Administrative Agent in writing.

               (iv) ERISA Matters. Notify Administrative Agent within ten (10) days of (x) the occurrence of any "reportable event" (as defined in ERISA) which might result in the termination by the Pension Benefit Guaranty Corporation (the "PBGC") of any employee benefit plan ("PLAN") covering any officers or employees of the Credit Parties, any benefits of which are, or are required to be, guaranteed by the PBGC, (y) receipt of any notice from the PBGC of its intention to seek termination of any Plan or appointment of a trustee therefor or (z) its intention to terminate or withdraw from any Plan.

               (v) Environmental Matters. Immediately notify Administrative Agent upon becoming aware of any investigation, proceeding, complaint, order, directive, claim, citation or notice with respect to any noncompliance with or violation of the requirements of any Environmental Law by a Credit Party or the generation, use, storage, treatment, transportation, manufacture, handling, production or disposal of any Hazardous Materials or any other environmental, health or safety matter which affects a Credit Party or its business operations or assets or any properties at which a Credit Party has transported, stored or disposed of any Hazardous Materials unless the foregoing could not reasonably be expected to have a Material Adverse Effect on such Credit Party.

               (vi) Default; Material Adverse Change. Immediately advise Administrative Agent of any material adverse change in the business, property, assets, prospects, operations or condition, financial or otherwise, of a Credit Party or the occurrence of any Default or Event of Default hereunder.

               (vii) Subordinated Debt. Notify Administrative Agent within five
     (5) days of any default or any event which, with the giving of notice or lapse of time, or both, would constitute a default, under any Subordination Agreement relative to Subordinated Debt, or any agreement, instrument or document evidencing or relating to any Subordinated Debt, and a certificate of a authorized officer of Credit Parties specifying the nature thereof and Credit Parties' proposed response thereto, in reasonable detail.

All of the foregoing notices shall be provided by Credit Parties to Administrative Agent and/or Lenders, as applicable, in writing.

          (c) Compliance with Laws and Maintenance of Permits. Each Credit Party shall maintain all governmental consents, franchises, certificates, licenses, authorizations, approvals and permits, the lack of which would have a Material Adverse Effect on it, and each Credit Party shall remain in compliance with all applicable federal, state, local and foreign statutes, orders, regulations, rules and ordinances (including, without limitation, Environmental Laws and statutes, orders, regulations, rules and ordinances relating to taxes, employer and employee contributions and similar items, securities, ERISA or employee health and safety) the failure with which to comply would have a Material Adverse Effect on it. Following any determination by Administrative Agent that there is noncompliance, or any condition which requires any action by or on behalf of a Credit Party in order to avoid noncompliance, with any Environmental Law, Credit Parties, at Credit Parties' expense, shall cause an independent environmental engineer acceptable to Administrative Agent to conduct such tests of the relevant site(s) as are appropriate and prepare and deliver a report setting forth the results of such tests, a proposed plan for remediation and an estimate of the costs thereof.

          (d) Inspection and Audits. Credit Parties shall permit Administrative Agent and Lenders, or any Persons designated by Administrative Agent, to call at their places of business at any reasonable times and without hindrance or delay, to inspect the Collateral and to inspect, audit, check and make extracts from their books, records, journals, orders, receipts and any correspondence and other data relating to their business, the Collateral or any transactions between the parties hereto, and shall have the right to make such verification concerning Credit Parties' business as Administrative Agent may consider reasonable under the circumstances. Absent the occurrence of a Default or Event of Default which is continuing, Administrative Agent and Lenders shall provide Credit Parties two (2) days prior notice of any such visit, inspection or audit. Credit Parties shall furnish to Administrative Agent such information relevant to Administrative Agent or any Lender's rights under this Agreement and the Other Agreements as Administrative Agent shall at any time and from time to time request. Administrative Agent, through its officers, employees or agents, shall have the right, at any time and from time to time, in Administrative Agent's name, to verify the validity, amount or any other matter relating to any of Credit Parties' Accounts, by mail, telephone, telecopy, electronic mail or otherwise, provided that, prior to the occurrence of an Event of Default, Administrative Agent shall conduct such verification in the name of a nominee of Administrative Agent or in Credit Parties' name. Credit Parties authorize Administrative Agent to discuss the affairs, finances and business of Credit Parties with any officers, employees or directors of Credit Parties or any Affiliate or the officers, employees or directors of any Affiliate, and to discuss the financial condition of Credit Parties with their independent public accountants. Prior to the occurrence of a Default or Event of Default which is continuing, Administrative Agent shall provide notice to Credit Parties of any discussions with their independent public accountants. Any such discussions shall be without liability to Administrative Agent or any Lender or to Credit Parties independent public accountants. Credit Parties shall pay to Administrative Agent all customary fees and all costs and out-of-pocket expenses incurred by Administrative Agent in the exercise of its rights hereunder, and all of such fees, costs and expenses shall constitute Obligations hereunder, shall be payable on demand and, until paid, shall bear interest at the highest rate then applicable to Term Loans hereunder.

          (e) Insurance. Credit Parties shall:

               (i) Keep the Collateral properly housed and insured for the full insurable value thereof against loss or damage by fire, theft, explosion, sprinklers, collision (in the case of motor vehicles) and such other risks as are customarily insured against by Persons engaged in businesses similar to that of Credit Parties, with such companies, in such amounts, with such deductibles and under policies in such form as shall be satisfactory to Administrative Agent. Certificates of insurance or, if requested by Administrative Agent, original (or certified) copies of such policies of insurance shall be delivered to Administrative Agent prior to the Closing Date, together with evidence of payment of all premiums therefor, and shall contain an endorsement, in form and substance acceptable to Administrative Agent, showing loss under such insurance policies payable to Administrative Agent, for its benefit and the benefit of Lenders. Such endorsement, or an independent instrument furnished to Administrative Agent shall provide that the insurance company shall give Administrative Agent at least thirty (30) days' written notice before any such policy of insurance is altered or canceled and that no act, whether willful or negligent, or default of a Credit Party or any other Person shall affect the right of Administrative Agent to recover under such policy of insurance in case of loss or damage. In addition, Credit Parties shall cause to be executed and delivered to Administrative Agent an assignment of proceeds of their business interruption insurance policies. Credit Parties hereby direct all insurers under all policies of insurance to pay all proceeds payable thereunder directly to Administrative Agent. Credit Parties irrevocably make, constitute and appoint Administrative Agent (and all officers, employees or agents designated by it) as Credit Parties' true and lawful attorney (and agent-in-fact) for the purpose of making, settling and adjusting claims under such policies of insurance, endorsing the name of Credit Parties on any check, draft, instrument or other item of payment for the proceeds of such policies of insurance and making all determinations and decisions with respect to such policies of insurance, provided however, that if no Event of Default shall have occurred and be continuing, Credit Parties may make, settle and adjust claims involving less than $100,000 in the aggregate without Administrative Agent's consent.

               (ii) Maintain, at its expense, such public liability and third-party property damage insurance as is customary for Persons engaged in businesses similar to that of Credit Parties with such companies and in such amounts with such deductibles and under policies in such form as shall be satisfactory to Administrative Agent and certificates of insurance or, if requested by Administrative Agent, original (or certified) copies of such policies shall be delivered to Administrative Agent prior to the Closing Date, together with evidence of payment of all premiums therefor; each such policy shall contain an endorsement showing Administrative Agent as additional insured thereunder and providing that the insurance company shall give Administrative Agent at least thirty (30) days' written notice before any such policy shall be altered or canceled.

If Credit Parties at any time or times hereafter shall fail to obtain or maintain any of the policies of insurance required above or to pay any premium relating thereto, then Administrative Agent, without waiving or releasing any obligation or default by Credit Parties hereunder, may (but shall be under no obligation to) obtain and maintain such policies of insurance and pay such premiums and take such other actions with respect thereto as Administrative Agent deems advisable. Such insurance, if obtained by Administrative Agent, may, but need not, protect Credit Parties' interests or pay any claim made by or against Credit Parties with respect to the Collateral. Such insurance may be more expensive than the cost of insurance Credit Parties may be able to obtain on their own and may be cancelled only upon Credit Parties providing evidence that they have obtained the insurance as required above. All sums disbursed by Administrative Agent in connection with any such actions, including, without limitation, court costs, expenses, other charges relating thereto and reasonable attorneys' fees, shall constitute Obligations hereunder, shall be payable on demand by Borrower to Administrative Agent and, until paid, shall bear interest at the highest rate then applicable to Term Loans hereunder.

          (f) Collateral. Credit Parties shall keep the Collateral in good condition, repair and order and shall make all necessary repairs to the Equipment and replacements thereof so that the operating efficiency and the value thereof shall at all times be preserved and maintained in all material respects. Credit Parties shall permit Administrative Agent and Lenders to examine any of the Collateral at any time and wherever the Collateral may be located and, Credit Parties shall, immediately upon request therefor by Administrative Agent, deliver to Administrative Agent any and all evidence of ownership of any of the Equipment, including, without limitation, certificates of title and applications of title. Absent the occurrence of a Default or Event of Default Administrative Agent and Lenders shall provide Credit Parties with one (1) days prior notice of any such inspection. Credit Parties shall, at the request of Administrative Agent, indicate on its records concerning the Collateral a notation, in form satisfactory to Administrative Agent, of the security interest of Administrative Agent hereunder. If, prior to the termination of this Agreement, Credit Parties shall obtain rights to any new Collateral of the type described in the last sentence of Subsection 11(b), Credit Parties shall notify Administrative Agent in writing (with reasonable detail) of such changes at least once every thirty (30) days. Credit Parties hereby authorize Administrative Agent to unilaterally modify this Agreement by amending Schedule 11(b) to include any such Collateral. Notwithstanding the foregoing, Credit Parties hereby agree that Administrative Agent's security interest shall extend to all such Collateral, regardless of whether Administrative Agent actually amends Schedule 11(b).

          (g) Use of Proceeds. All monies and other property obtained by Borrower from Administrative Agent and Lenders pursuant to this Agreement shall be used solely for (i) payment of a portion of the purchase price for a Permitted Acquisition plus transaction fees and expenses related thereto and
(ii) working capital of Credit Parties.

          (h) Taxes. Credit Parties shall file all required tax returns and pay all of their taxes when due, subject to any extensions granted by the applicable taxing authority, including, without limitation, taxes imposed by federal, state or municipal agencies, and shall cause any Liens for taxes to be promptly released; provided, that Credit Parties shall have the right to contest the payment of such taxes in good faith by appropriate proceedings so long as (i) the amount so contested is shown on Credit Parties' financial statements; (ii) the contesting of any such payment does not give rise to a Lien for taxes; (iii) a reserve is maintained against Borrower's availability to borrow money under
Section 2 in an amount of money which, in the sole judgment of Administrative Agent, is sufficient to pay such taxes and any interest or penalties that may accrue thereon; and (iv) if Credit Parties fail to prosecute such contest with reasonable diligence, Administrative Agent may pay such taxes which shall be part of the Obligations. If Credit Parties fail to pay any such taxes and in the absence of any such contest by Credit Parties, Administrative Agent may (but shall be under no obligation to) advance and pay any sums required to pay any such taxes and/or to secure the release of any Lien therefor, and any sums so advanced by Administrative Agent shall constitute Obligations hereunder, shall be payable by Credit Parties to Administrative Agent on demand and, until paid, shall bear interest at the highest rate then applicable to Term Loans hereunder.

          (i) Intellectual Property. Credit Parties shall maintain adequate licenses, patents, patent applications, copyrights, service marks, trademarks, trademark applications, tradestyles and trade names to continue their business as heretofore conducted by them or as hereafter conducted by them unless the failure to maintain any of the foregoing could not reasonably be expected to have a Material Adverse Effect on any Credit Party.

          (j) Government Contracts. For any contract or agreement between a Credit Party and any Account Debtor that is subject to the Federal Assignment of Claims Act, as amended (31 U.S.C. Section 3727) or any similar state or local law (a "GOVERNMENT CONTRACT"), such Credit Party agrees to comply with the following covenants and procedures:

               (i) Such Credit Party shall give Administrative Agent written notice of its execution of or receipt of an award of a Government Contract;

               (ii) if requested by Administrative Agent, such Credit Party shall execute and deliver to Administrative Agent, within ten (10) Business Days of Administrative Agent's request, a separate collateral assignment of any Government Contract in form and content reasonably satisfactory to Administrative Agent and using forms provided by Administrative Agent;

               (iii) Administrative Agent shall have the right to send to the Account Debtor in respect of such Government Contract such notices, and request such acknowledgments of the Account Debtor, as Administrative Agent deems necessary to cause such Account Debtor to recognize the assignment of the Accounts and payment rights in respect thereof to Administrative Agent, for its benefit and the benefit of Lenders, as the first and only claim against such Accounts, in accordance with the Federal Assignment of Claims Act, as amended (31 U.S.C. Section 3727) or any similar state or local law. Credit Parties shall cooperate with Administrative Agent in sending and procuring such notices and acknowledgments; and

               (iv) Credit Parties shall not suffer or permit to exist any notice or claim against Accounts under a Government Contract, other than notices and claims of Administrative Agent.

          (k) Billing and Collection System. Credit Parties shall maintain one or more standard and modern billing and collection systems in conformity with commercially reasonable practices in its industry. Credit Parties shall notify Administrative Agent in writing if any Credit Party modifies or changes its billing and collection system or modifies or terminates any agreement presently existing, or at any time hereafter enters into with any third party provider and/or service bureau for the preparation and/or storage of its billing and collection system. Subject to federal, state and provincial privacy legislation, Credit Parties shall provide electronic access to Administrative Agent to its billing and collection system, on a read-only basis, for purposes of permitting Administrative Agent to inspect and verify billing and collections transactions and related data in connection with the Collateral, from time to time.

     13.  NEGATIVE COVENANTS.

     Until payment and satisfaction in full of all Obligations and termination of this Agreement, unless Credit Parties obtain Requisite Lenders' prior written consent waiving or modifying any of Credit Parties' covenants hereunder in any specific instance, Credit Parties, jointly and severally, agree as follows:

          (a) Indebtedness. Credit Parties shall not create, incur, assume or become obligated (directly or indirectly), for any Indebtedness other than the Term Loans, except that Credit Parties may (i) maintain their present Indebtedness listed on Schedule 11(m) hereto; and (ii) incur purchase money Indebtedness or Capital Lease Obligations in connection with Capital Expenditures permitted pursuant to Subsection 14 hereof. Credit Parties shall not incur any Subordinated Debt (other than Permitted Subordinated Debt) without the prior written consent of Agents and Lenders (which shall include an indefinite standstill on remedies and payment blockage rights during any Event of Default), nor during the existence of an Event of Default, make any payment of any part or all of any Subordinated Debt or take any other action or omit to take any other action in respect of any Subordinated Debt, except in accordance with any Subordination Agreement relative thereto or the subordination provisions thereof or hereof, or, except in connection with Permitted Subordinated Debt and subject to the Subordination Agreements relative thereto, grant any Liens on any of its assets to secure such Subordinated Debt, or amend or modify any agreement, instrument or document evidencing or relating to any Subordinated Debt.

          (b) Liens. Credit Parties shall not grant or permit to exist (voluntarily or involuntarily) any Lien on any of their assets, other than Permitted Liens.

          (c) Mergers, Sales, Acquisitions, Subsidiaries and Other Transactions Outside the Ordinary Course of Business.

               (i) Credit Parties shall not (1) enter into any merger or consolidation; (2) change the state or other jurisdiction of their organization or enter into any transaction which has the effect of changing their state or other jurisdiction of organization; (3) sell, lease or otherwise dispose of any of their assets other than sales or dispositions of worn out or obsolete equipment in the ordinary course of business; (4) purchase the stock, other equity interests or all or a material portion of the assets of any Person or division of such Person; or (5) enter into any other transaction outside the ordinary course of their businesses, including, without limitation, any purchase, redemption or retirement of any shares of any class of their stock or any other equity interest, and any issuance of any shares of, or warrants or other rights to receive or purchase any shares of, any class of their stock or any other equity interest. Credit Parties shall not form any Subsidiaries or enter into any joint ventures or partnerships with any other Person.

               (ii) Notwithstanding the terms of Subsection 13(c)(i), a Credit Party may acquire all or substantially all of the assets, or all (but not less than all) of the capital stock or other equity securities, of any Person (the "TARGET") for consideration that may include proceeds of Term Loans (in each case, a "PERMITTED ACQUISITION"), with the prior written approval of Requisite Lenders, which approval may be given or denied, in the sole discretion of the Requisite Lenders, after delivery by Borrower of the information described in Subsection 13(c)(ii)(1)(a) below, subject to the following conditions:

                    (1) Administrative Agent shall have received not less than thirty (30) Business Days' prior notice of such proposed Permitted Acquisition, which notice shall include a due diligence package including the following materials, each in form and substance reasonably satisfactory to Administrative Agent:

                    (A) copies of the Target's two most recent annual income
               statements and balance sheets, together with the audit opinions thereon, if any, of the Target's independent accountants, together with available interim financial statements, (B) if available, any asset or business appraisals, (C) a general description of the business to be acquired, (D) a general description of the competitive position of the business to be acquired within its industry, (E) a summary of pending and known threatened litigation adversely affecting the business or assets to be acquired, (F) a description of the method of financing such acquisition, including sources and uses, (G) a listing of locations of all personal and real property to be acquired, (H) a description of any change in management of Credit Parties and their Subsidiaries, after giving effect to such acquisition, (I) copies of all material agreements to be assumed or acquired, (J) if the Target owns or leases, or if the assets to be acquired includes, any real property or if otherwise requested by Administrative Agent, environmental reports and related information regarding any such property owned, leased or otherwise used (other than leased property used solely as office space), (K) draft copies of all proposed acquisition documents and all related transaction documents for such acquisition, together with all schedules thereto (followed by updated drafts as the same are generated and fully executed copies thereof within five (5) Business Days after the closing of such acquisition), and (L) any other material or reports reasonably requested by Administrative Agent.

                    (2) Concurrently with delivery of the notice and due diligence materials referred to in clause (i) above, Borrower shall have delivered to Administrative Agent, in form and substance reasonably satisfactory to Administrative Agent:

                         a. a pro forma consolidated and consolidating balance
               sheet, income statement and cash flow statement of Parent and its consolidated Subsidiaries (the "ACQUISITION PRO FORMA"), based on most recently available financial statements, which shall be complete and shall fairly present in all material respects the assets, liabilities, financial condition and results of operations of Parent and its consolidated Subsidiaries in accordance with GAAP consistently applied, but taking into account such Permitted Acquisition, the funding of all Term Loans and the incurrence or assumption of all other Indebtedness and repayment of Indebtedness in connection therewith, and such Acquisition Pro Forma shall reflect that (x) Credit Parties are in compliance with all financial covenants set forth in Section 14 as reflected in the Compliance Certificate most recently delivered to Administrative Agent prior to the consummation of such Permitted Acquisition (after giving effect to such Permitted Acquisition and all Term Loans funded in connection therewith as if made on the first day of such period) and (y) on a pro forma basis, no Event of Default exists or would result after giving effect to such Permitted Acquisition, the funding of all Term Loans and the incurrence or assumption of all other Indebtedness and repayment of Indebtedness in connection therewith;

                    (3) Administrative Agent shall be satisfied that the business and assets acquired in such Permitted Acquisition shall, at or prior to the closing of any Permitted Acquisition, be free and clear of all Liens (other than Permitted Liens) and that at or prior to the closing of any Permitted Acquisition, Administrative Agent will be granted a first priority perfected Lien (subject to Permitted Liens) in all assets acquired pursuant thereto or, in the assets and capital stock or other equity interests of the Target or any Subsidiary formed by Credit Parties to hold the assets and capital stock or other equity interests of the Target, and that, prior to consummation of the Permitted Acquisition, Credit Parties and the Target or newly formed Subsidiary shall have executed such documents and taken such actions (including without limitation, the delivery of (A) certified copies of the resolutions of the board of directors (or comparable governing board) of Credit Parties and the Target or newly formed Subsidiary of the Target authorizing such Permitted Acquisition and the granting of Liens described herein, (B) legal opinions, in form and content reasonably acceptable to Administrative Agent, with respect to the transactions described herein and (C) evidence of insurance of the business to be acquired consistent with the requirements of Section 12(e)), as may be required by Administrative Agent in connection therewith;

                    (4) On or prior to the date of such Permitted Acquisition, Administrative Agent shall have received, in form and substance reasonably satisfactory to Administrative Agent, (a) copies of the acquisition documents, including, without limitation, all opinions, certificates, lien search results and other documents reasonably requested by Administrative Agent, (b) and amendments Administrative Agent may deem necessary to this Agreement, including, without limitation, a joinder hereto and any amendments to the financial covenants, in Section 14 hereof, and (c) amendments to the Schedules, to the extent necessary to make the representations and warranties in this Agreement true and correct after giving effect to the consummation of such Permitted Acquisition; and

                    (5) At the time of such Permitted Acquisition and after giving effect thereto, no Default or Event of Default shall exist.

          (d) Dividends and Distributions. Except for dividends to Parent by any of its Subsidiaries, Credit Parties shall not declare or pay any Distribution (whether in cash or in kind) on any class of its stock. "DISTRIBUTIONS," as used herein, shall mean management fees, salaries or other fees or compensation, lease or rental payments, repayments of or debt service on loans or other indebtedness, dividends or other distributions with respect to any of its stock, partnership or membership interests (as the case may be) now or hereafter outstanding, the purchase, redemption or other acquisition for value of any of its stock, partnership or membership interests (as the case may be) now or hereafter outstanding, or the return of any capital of its stockholders, partners or members.

          (e) Investments; Loans. Credit Parties shall not purchase or otherwise acquire, or contract to purchase or otherwise acquire, the obligations or stock of any Person, other than direct obligations of the United States or Canada, obligations insured by the Federal Deposit Insurance Corporation or Canadian Deposit Insurance Corporation and obligations unconditionally guaranteed by the United States or Canada; nor shall Credit Parties lend or otherwise advance funds to any Person except for advances made to employees, officers and directors for travel and other expenses arising in the ordinary course of business.

          (f) Fundamental Changes, Line of Business. Credit Parties shall not enter into a new line of business materially different from their current business or change their Fiscal Year. Credit Parties shall not amend or otherwise modify any of their organizational documents in any way that could reasonably be expected to be adverse to Administrative Agent or any Lender, and provided that, Administrative Agent has received not less than thirty (30) days' prior written notice of any such action.

          (g) Equipment. Credit Parties shall not (i) permit any Equipment to become a Fixture to real property unless such real property is owned by a Credit Party and is subject to a mortgage in favor of Administrative Agent or, if such real estate is leased, is subject to a landlord's agreement in favor of Administrative Agent on terms acceptable to Administrative Agent, or (ii) permit any Equipment to become an accession to any other personal property unless such personal property is subject to a first priority Lien in favor of Administrative Agent.

          (h) Affiliate Transactions. Except as set forth on Schedule 11(h) hereto, Credit Parties shall not conduct, permit or suffer to be conducted, transactions with Affiliates other than transactions for the purchase or sale of Inventory or services in the ordinary course of business pursuant to terms that are no less favorable to Credit Parties than the terms upon which such transactions would have been made had they been made to or with a Person that is not an Affiliate.

          (i) Settling of Accounts. Following the occurrence and during the continuance of an Event of Default, Credit Parties shall not settle or adjust any Account without the consent of Administrative Agent.

          (j) Restricted Payments. Until the termination of this Agreement, Credit Parties shall not make any direct or indirect payment or prepayment, in cash, in kind, or otherwise, with respect to any Subordinated Debt except as provided in any Subordination Agreements.

          (k) Computer Back Up Agreement. Credit Parties will not terminate or amend any outside service agreement for daily back-up of Accounts and other computer records without the prior written consent of Administrative Agent, which consent shall not be unreasonably withheld.

          (l) Payments to Affiliates. Until the termination of this Agreement, Credit Parties shall not, and shall not permit any Subsidiary to, directly or indirectly, make any payment (other than the payment of any proceeds of a Term
Loan) to any Affiliate.

          (m) Modification of Certain Agreements. Credit Parties shall not, directly or indirectly, amend or otherwise modify any Equity Document, the effect of which, in any manner: (i) is contrary to the terms of this Agreement or any other Loan Document, (ii) could reasonably be expected to be adverse to the rights, interests or privileges of Administrative Agent or any Lenders or their ability to enforce the same, (iii) results in the imposition or expansion in any material respect of any restriction or burden on a Credit Party, or (iv) reduces in any material respect any rights or benefits of Credit Parties (it being understood and agreed that any such determination shall be in the discretion of the Administrative Agent). Credit Parties shall, prior to entering into any amendment or other modification of any of the foregoing documents, deliver to Administrative Agent at least thirty (30) days in advance of the execution thereof, any final or execution form copy of amendments or other modifications to such documents, and, if approval of Requisite Lenders is required by the terms of Section 21 prior to the taking of any such action, Credit Parties agree not to take any such action with respect to any such documents without obtaining such approval from Requisite Lenders.

     14. FINANCIAL COVENANTS. Until payment and satisfaction in full of all Obligations and termination of this Agreement, unless Credit Parties obtain Requisite Lenders' prior written consent waiving or modifying any of the covenants hereunder in any specific instance, Credit Parties agree to maintain and keep in full force and effect each of the financial covenants set forth below:

          (a) Tangible Net Worth. Credit Parties' consolidated Tangible Net Worth shall not at any time be less than the Minimum Tangible Net Worth; "MINIMUM TANGIBLE NET WORTH" being defined for purposes of this Subsection as negative $8,500,000 as of September 30, 2005 and thereafter, from the last day of each calendar quarter of Credit Parties, through the day prior to the last day of each immediately succeeding calendar quarter of Credit Parties, the Minimum Tangible Net Worth during the immediately preceding period plus seventy five percent (75%) of Credit Parties consolidated net income (but without reduction for any net loss) for the calendar quarter ending on the first day of such period as reflected on Parent's quarterly financial statement; and "TANGIBLE NET WORTH" being defined for purposes of this Subsection as Parent's consolidated shareholders' equity (including retained earnings) less the book value of all intangible assets as determined solely by Administrative Agent on a consistent basis plus the amount of any LIFO reserve plus the amount of any debt subordinated to Administrative Agent and Lenders, all as determined under GAAP applied on a basis consistent with the Credit Parties' financial statements dated March 31, 2005 except as set forth herein;

          (b) Debt Service Coverage.

          (i). SENIOR DEBT SERVICE COVERAGE RATIO. As of the last day of each calendar quarter, commencing with the quarter ending September 30, 2005, the ratio of Credit Parties' Adjusted EBITDA to Credit Parties' Senior Debt Service (tested as of the last day of each such period on a trailing twelve month basis) shall be not less than 1.50 to 1.0:

          (II): TOTAL DEBT SERVICE COVERAGE RATIO.

          As of the last day of each calendar quarter, commencing with the quarter ending September 30, 2005, the ratio of Credit Parties' Adjusted EBITDA to Credit Parties' Total Debt Service (tested as of the last day of such period on a trailing twelve month basis) shall not be less than 1.15 to 1.0:

          (c) EBITDA. Credit Parties shall not permit their consolidated EBITDA to be less than the amount set forth below for the corresponding period set forth below:

Period                                          Minimum
------                                          -------
For the 3 months ended September 30, 2005       $  400,000
For the 6 months ended December 31, 2005        $  665,000
For the 9 months ended March 31, 2006           $1,985,000
For the 12 months ended June 30, 2006 and       $2,500,000
for the trailing 12 months ended each quarter
thereafter

          (d) Leverage. As of the last day of each calendar quarter, commencing with the quarter ending September 30, 2005, Credit Parties shall not permit the ratio of the Obligations to their trailing twelve month consolidated Adjusted EBITDA (tested as of the last day of each such period) to exceed 3.0 to 1.0.

          (e) Capital Expenditure Limitations. Credit Parties and their Subsidiaries shall not at any time make any Capital Expenditures if, after giving effect to such Capital Expenditure, the aggregate cost of all such fixed assets purchased or otherwise acquired during the previous 12 months prior to the date of such Capital Expenditure would exceed one percent (1%) of Credit Parties consolidated revenues for the 12 months prior to the date of such Capital Expenditure.

          (f) Operating Lease Obligations. Credit Parties shall not incur at any time operating lease obligations, if after giving effect to the incurrence of such operating lease obligations, the aggregate payments of operating lease obligations during the previous 12 months would exceed two percent (2%) of Credit Parties' trailing 12 month consolidated revenues.

     15. DEFAULT.

     The occurrence of any one or more of the following events shall constitute an "Event of Default" by Borrower hereunder:

          (a) Payment. The failure of any Obligor to pay when due, declared due, or demanded by Requisite Lenders, any of the Obligations.

          (b) Breach of This Agreement and the Operative Documents. The failure of any Obligor to perform, keep or observe any of the covenants, conditions, promises, agreements or obligations of such Obligor under this Agreement or any of the other Operative Documents; provided that any such failure by a Credit Party under Subsections 12(b)(iii) and (iv) of this Agreement shall not constitute an Event of Default hereunder until the tenth (10th) Business Day following the occurrence thereof.

          (c) Breaches of Other Obligations. The failure of any Obligor to pay when due or within any applicable grace period any obligation of Obligor in excess of $25,000 (other than its Obligations under this Agreement) for the payment of Indebtedness, or the becoming due and payable, or declaration to be due any payable, of such obligation before the expressed maturity of the obligation, or the occurrence of an event that, with the giving of notice or lapse of time, or both, would cause any such obligation to become, or allow any such obligation to be declared to be, due and payable;

          (d) Breach of Representations and Warranties. The making or furnishing by any Obligor to Administrative Agent or any Lender of any representation, warranty, certificate, schedule, report or other communication within or in connection with this Agreement or the Other Agreements, or in connection with any other agreement among such Obligor, Administrative Agent and/or any Lender which is untrue or misleading in any material respect as of the date made.

          (e) Loss of Collateral. The loss, theft, damage or destruction of any of the Collateral in an amount in excess of $75,000 in the aggregate for all such events during any year of the Term as determined by Administrative Agent in its sole discretion determined in good faith, or (except as permitted hereby) sale, lease or furnishing under a contract of service of, any of the Collateral.

          (f) Levy, Seizure or Attachment. The making or any attempt by any Person to make any levy, seizure or attachment upon any of the Collateral unless the value of the Collateral seized or the amount of such levy or attachment does not exceed $15,000 and such levy, seizure or attachment is dismissed, withdrawn or stayed within thirty (30) days after the date on which such levy, seizure or attachment is filed or occurs.

          (g) Bankruptcy or Similar Proceedings. The commencement of any proceedings in bankruptcy by or against any Obligor or for the liquidation or reorganization of any Obligor, or alleging that such Obligor is insolvent or unable to pay its debts as they mature, or for the readjustment or arrangement of any Obligor's debts, whether under the United States Bankruptcy Code or under any other law, whether state or federal, now or hereafter existing, for the relief of debtors, or the commencement of any analogous statutory or non-statutory proceedings involving any Obligor; provided, however, that if such commencement of proceedings against such Obligor is involuntary, such action shall not constitute an Event of Default unless such proceedings are not dismissed within forty-five (45) days after the commencement of such proceedings.

          (h) Appointment of Receiver. The appointment of a receiver or trustee for any Obligor, for any of the Collateral or for any substantial part of any Obligor's assets or the institution of any proceedings for the dissolution, or the full or partial liquidation, or the merger or consolidation, of any Obligor which is a corporation, limited liability company or a partnership; provided, however, that, if such appointment or commencement of proceedings against such Obligor is involuntary, such action shall not constitute an Event of Default unless such appointment is not revoked or such proceedings are not dismissed within forty-five (45) days after the commencement of such proceedings.

          (i) Judgment. The entry of any judgments or orders aggregating in excess of $15,000 against any Obligor which remain unsatisfied or undischarged and in effect for thirty (30) days after such entry without a stay of enforcement or execution.

          (j) Death or Dissolution of Obligor. The death of any Obligor who is a natural Person, or of any general partner who is a natural Person of any Obligor which is a partnership, or any member who is a natural Person of any Obligor which is a limited liability company or the dissolution of any Obligor which is a partnership, limited liability company, corporation or other entity.

          (k) Default or Revocation of Guaranty; Subordination Agreement. The occurrence of an event of default under, or the revocation or termination of, any agreement, instrument or document executed and delivered by any Person to Administrative Agent or any Lender pursuant to which such Person has guaranteed to Administrative Agent and Lenders the payment of all or any of the Obligations, has granted Administrative Agent a Lien upon some or all of such Person's real and/or personal property to secure the payment of all or any of the Obligations or has subordinated indebtedness in whole or in part to the Obligations.

          (l) Criminal Proceedings. The institution in any court of a criminal proceeding against any Obligor which would have a Material Adverse Effect on such Obligor, or the indictment of any Obligor for any crime other than vehicle tickets and misdemeanors not punishable by jail terms.

          (m) Change of Control. The failure of Parent to own and have voting control of at least one hundred percent (100%) of the issued and outstanding voting equity interest of Borrower.

          (n) Change of Management. If Primo Podorieszach shall cease to be the Chief Executive Officer or Anthony Consalvo shall cease to be the Chief Operating Officer of Borrower at any time and is not promptly replaced with a Chief Executive Officer or Chief Operating Officer, as applicable, reasonably acceptable to Administrative Agent and Lenders.

          (o) Material Adverse Change. Any material adverse change in the Collateral, business, property, assets, prospects, operations or condition, financial or otherwise of any Obligor, as determined by Administrative Agent in its sole judgment or the occurrence of any event which, in Administrative Agent's sole judgment, could have a Material Adverse Effect.

          (p) Operative Documents. The failure of any of the Operative Documents to for any reason constitute the valid and binding agreement of any party thereto, or the assertion of the same by any party thereto.

     16. REMEDIES UPON AN EVENT OF DEFAULT.

          (a) Upon the occurrence and during the continuance of an Event of Default described in Subsection 15(g) hereof, all of the Obligations shall immediately and automatically become due and payable, without notice of any kind. Upon the occurrence of any other Default or Event of Default, all Obligations may, at the option of Requisite Lenders, and without demand, notice or legal process of any kind, be declared, and immediately shall become, due and payable.

          (b) Upon the occurrence and during the continuance of a Default or an Event of Default, Administrative Agent may exercise from time to time any rights and remedies available to it under the Uniform Commercial Code and any other applicable law in addition to, and not in lieu of, any rights and remedies expressly granted in this Agreement or in any of the Other Agreements and all of Administrative Agent's rights and remedies shall be cumulative and non-exclusive to the extent permitted by law. In particular, but not by way of limitation of the foregoing, Administrative Agent may, without notice, demand or legal process of any kind, take possession of any or all of the Collateral (in addition to Collateral of which it already has possession), wherever it may be found, and for that purpose may pursue the same wherever it may be found and, may enter onto any of Credit Parties' premises where any of the Collateral may be, and search for, take possession of, remove, keep and store any of the Collateral until the same shall be sold or otherwise disposed of, and Administrative Agent shall have the right to store the same at any of Credit Parties' premises without cost to Administrative Agent or any Lender. At Administrative Agent's request, Credit Parties shall, at Credit Parties' expense, assemble the Collateral and make it available to Administrative Agent at one or more places to be designated by Administrative Agent and reasonably convenient to Administrative Agent and Credit Parties. Credit Parties recognize that if they fail to perform, observe or discharge any of their Obligations under this Agreement or the Other Agreements, no remedy at law will provide adequate relief to Administrative Agent and Lenders, and agrees that Administrative Agent and Lenders shall be entitled to temporary and permanent injunctive relief in any such case without the necessity of proving actual damages. Any notification of intended disposition of any of the Collateral required by law will be deemed to be a reasonable authenticated notification of disposition if given at least ten
(10) days prior to such disposition and such notice shall (i) describe Administrative Agents and Credit Parties, (ii) describe the Collateral that is the subject of the intended disposition, (iii) state the method of the intended disposition, (iv) state that Credit Parties are entitled to an accounting of the Obligations and state the charge, if any, for an accounting and (v) state the time and place of any public disposition or the time after which any private sale is to be made. Administrative Agent and Lenders may disclaim any warranties that might arise in connection with the sale, lease or other disposition of the Collateral and have no obligation to provide any warranties at such time. Any Proceeds of any disposition by Administrative Agent and Lenders of any of the Collateral may be applied by Administrative Agent and Lenders to the payment of expenses in connection with the Collateral, including, without limitation, legal expenses and reasonable attorneys' fees, and any balance of such Proceeds may be applied by Administrative Agent and Lenders toward the payment of such of the Obligations, as set forth in subsection 4(c).

     17. CONDITIONS PRECEDENT.

     The obligation of Administrative Agent and Lenders to fund the initial Term Loan is subject to the satisfaction or waiver on or before the date hereof, of the following conditions precedent:

          (a) Administrative Agent shall have reviewed and found acceptable, in its sole discretion, (A) the Operative Documents, certified as true and complete by an officer of Credit Parties and (B) evidence that the transactions contemplated under the Operative Documents (other than the funding of the initial Term Loan) have been completed in accordance with the terms of the Operative Documents and in compliance with all applicable laws;

          (b) Administrative Agent shall have received each of the agreements, opinions, reports, approvals, consents, certificates and other documents set forth on the closing document list attached hereto as Exhibit B (the "CLOSING CHECKLIST") in each case in form and substance satisfactory to Administrative Agent (with such number of originals or copies as required by Administrative Agent) executed by Borrower and other required Persons, as applicable;

          (c) Administrative Agent shall have received such financial statements, reports, certifications, and other operational information required to be delivered under this Agreement;

          (d) Administrative Agent shall have received evidence satisfactory to it that the insurance policies required under Section 12(e) are in full force and effect, together with written evidence showing loss payable or additional insured clauses or endorsements in favor of Administrative Agent as required under such section;

          (e) Since March 31, 2005, no event shall have occurred which has had or could reasonably be expected to have a Material Adverse Effect on any Obligor, as determined by Administrative Agent in its sole discretion, determined in good faith;

          (f) Administrative Agent shall have received payment in full of all fees and expenses payable to it by Borrower or any other Person in connection herewith, on or before disbursement of the initial Term Loan hereunder, including, without limitation, payment of all underwriting fees in accordance with customary practices of Administrative Agent;

          (g) Administrative Agent shall have reviewed the results of, and found such results acceptable, in each Person's sole discretion, a takedown audit including verification of payment of all due and owing taxes;

          (h) There is no material default in any Credit Parties' obligations under any contract to which they are a party;

          (i) Credit Parties shall be in compliance with all applicable laws;

          (j) Credit Parties shall have delivered to Administrative Agent, with respect to each Deposit Account maintained by Borrower, a deposit account control agreement in form and substance satisfactory to the Administrative Agent, executed by the Depository Bank at which such Deposit Account is maintained;

          (k) Credit Parties shall have delivered all due diligence materials to Administrative Agent as Administrative Agent has requested;

          (l) Administrative Agent shall have reviewed general background verifications of select principals, officers and directors of Credit Parties;

          (m) Administrative Agent shall have received from any Person executing a guaranty of the Obligations, a personal financial statement and tax return for the prior two years in form and substance acceptable to Administrative Agent; and

          (n) Administrative Agent shall have received a bank reference on Credit Parties, as acceptable to Administrative Agent.

     18. ADMINISTRATIVE AGENT.

          (a) Appointment of Administrative Agent.

               (i) Each Lender hereby designates Bridge Healthcare and Bridge Opportunity as Administrative Agent to act as herein specified. Each Lender hereby irrevocably authorizes Administrative Agent to take such action on its behalf under the provisions of this Agreement and the notes and any other instruments and agreements referred to herein and to exercise such powers and to perform such duties hereunder and thereunder as are specifically delegated to or required of Administrative Agent by the terms hereof and thereof and such other powers as are reasonably incidental thereto. Except as otherwise provided herein, Administrative Agent shall hold all Collateral and all payments of principal, interest, fees, charges and expenses received pursuant to this Agreement or any of the Other Agreements for the benefit of Lenders. Administrative Agent may perform any of its duties hereunder by or through its agents or employees.

               (ii) The provisions of this Section 18 are solely for the benefit of Administrative Agent and Lenders, and neither Borrower nor any other Obligor shall have any rights as a third party beneficiary of any of the provisions hereof. In performing its functions and duties under this Agreement, Administrative Agent shall act solely as agent of Lenders and does not assume and shall not be deemed to have assumed any obligation toward or relationship of agency or trust with or for any Obligor.

          (b) Nature of Duties of Administrative Agent. Administrative Agent shall not have duties, obligations or responsibilities except those expressly set forth in this Agreement and the Other Agreements. Neither Administrative Agent nor any of its officers, directors, employees or agents shall be liable for any action taken or omitted by it as such hereunder or in connection herewith, unless caused by its or their gross negligence or willful misconduct. The duties of Administrative Agent shall be mechanical and administrative in nature; Administrative Agent shall not have by reason of this Agreement or the Other Agreements a fiduciary relationship in respect of any Lender; and nothing in this Agreement or the Other Agreements, expressed or implied, is intended to or shall be so construed as to impose upon Administrative Agent any obligations in respect of this Agreement or the Other Agreements, except as expressly set forth herein.

          (c) Lack of Reliance on Administrative Agent.

               (i) Independently and without reliance upon Administrative Agent, each Lender, to the extent it deems appropriate, has made and shall continue to make (A) its own independent investigation of the financial or other condition and affairs of Administrative Agent, each Obligor and any other Lender in connection with the taking or not taking of any action in connection herewith, and (B) its own appraisal of the creditworthiness of Administrative Agent, each Obligor and any other Lender, and, except as expressly provided in this Agreement, Administrative Agent shall not have any duty or responsibility, either initially or on a continuing basis, to provide any Lender with any credit or other information with respect thereto, whether coming into its possession before the making of the initial Term Loan or at any time or times thereafter.

               (ii) Administrative Agent shall not be responsible to any Lender for any recitals, statements, information, representations or warranties herein or in any document, certificate or other writing delivered in connection herewith or for the execution, effectiveness, genuineness, validity, enforceability, collectibility, priority or sufficiency of this Agreement or the Other Agreements or any notes, or the financial or other condition of any Obligor. Administrative Agent shall not be required to make any inquiry concerning either the performance or observance of any of the terms, provisions or conditions of this Agreement or the Other Agreements, or the financial condition of any Obligor, or the existence or possible existence of any Event of Default.

          (d) Certain Rights of Administrative Agent. Administrative Agent shall have the right to request instructions from Requisite Lenders or all Lenders, as applicable, pursuant to this Agreement, by notice to each Lender. If Administrative Agent shall request instructions from Requisite Lenders or all Lenders, as applicable, with respect to any act or action (including the failure to act) in connection with this Agreement, Administrative Agent shall be entitled to refrain from such act or taking such action unless and until Administrative Agent shall have received instructions from Requisite Lenders or all Lenders, as applicable, and Administrative Agent shall not incur liability to any Person by reason of so refraining. Without limiting the foregoing, no Lender shall have any right of action whatsoever against Administrative Agent as a result of Administrative Agent acting or refraining from acting hereunder in accordance with the instructions of Requisite Lenders or all Lenders, as applicable.

          (e) Reliance by Administrative Agent. Administrative Agent shall be under no duty to examine, inquire into, or pass upon the validity, effectiveness or genuineness of this Agreement, any of the Other Agreements or any instrument, document or communication furnished pursuant hereto or thereto or in connection herewith or therewith. Administrative Agent shall be entitled to rely, and shall be fully protected in relying, upon any note, writing, resolution, notice, statement, certificate, telex, teletype or telecopier message, cablegram, radiogram, order, electronic mail or other documentary, teletransmission or telephone message believed by it to be genuine and correct and to have been signed, sent or made by the proper person. Administrative Agent may consult with legal counsel (including counsel for any Obligor with respect to matters concerning any Obligor), independent public accountants and other experts selected by it, and shall not be liable for any action taken or omitted to be taken by it in good faith in accordance with the advice of such counsel, accountants or experts.

          (f) Indemnification of Administrative Agent. To the extent Administrative Agent is not promptly reimbursed and indemnified by Credit Parties, each Lender will reimburse and indemnify Administrative Agent, in proportion to its Pro Rata Share, for and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses (including counsel fees and disbursements) or disbursements of any kind or nature whatsoever which may be imposed on, incurred by or asserted against Administrative Agent in performing its duties hereunder, in any way relating to or arising out of this Agreement; provided, that no Lender shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from Administrative Agent's gross negligence or willful misconduct. If any indemnity furnished to Administrative Agent for any purpose shall, in the opinion of Administrative Agent, be insufficient or become impaired, Administrative Agent may call for additional indemnities and cease to do, or not commence, the acts to be indemnified against, even if so directed by Requisite Lenders or all Lenders, as applicable, until such additional indemnification is provided. The obligations of Lenders under this subsection 18(f) shall survive the payment in full of the Obligations and the termination of this Agreement.

          (g) Administrative Agent in its Individual Capacity. With respect to the Term Loans made by Administrative Agent pursuant hereto, Administrative Agent shall have the same rights and powers hereunder as any other Lender or holder of a note or participation interest, and may exercise the same as though it was not performing the duties specified herein; and the terms "Lenders," "Requisite Lenders" or any similar terms shall, unless the context clearly otherwise indicates, include Administrative Agent in its individual capacity. Administrative Agent may accept deposits from, lend money to, acquire equity interests in, and generally engage in any kind of banking, trust, financial advisor or other business with a Credit Party or any Affiliate of a Credit Party as if it were not performing the duties specified herein, and may accept fees and other consideration from a Credit Party for services in connection with this Agreement and otherwise, without having to account for the same to Lenders, to the extent such activities are not in contravention of the terms of this Agreement.

          (h) Holders of Notes. Administrative Agent may deem and treat the payee of any promissory note as the owner thereof for all purposes hereof unless and until a written notice of the assignment or transfer thereof shall have been filed with Administrative Agent. Any request, authority or consent of any Person who, at the time of making such request or giving such authority or consent, is the holder of any promissory note, shall be conclusive and binding on any subsequent holder, transferee or assignee of such promissory note or of any promissory note or notes issued in exchange therefor.

          (i) Successor Administrative Agent.

               Administrative Agent may, upon thirty (30) Business Days' notice to Lenders and Borrower, resign at any time (effective upon the appointment of a successor Administrative Agent pursuant to the provisions of this subsection 18(i)) by giving written notice thereof to Lenders and Borrower. Upon any such resignation, Requisite Lenders shall have the right, upon five (5) days' notice, to appoint a successor Administrative Agent. If no successor Administrative Agent shall have been so appointed by Requisite Lenders and have accepted such appointment, within thirty (30) days after the retiring Administrative Agent's giving of notice of resignation, then, upon five (5) days' notice, the retiring Administrative Agent may, on behalf of Lenders, appoint a successor Administrative Agent, which shall be a bank or a trust company or other financial institution that maintains an office in the United States, or a commercial bank organized under the laws of the United States of America or of any State thereof, or any affiliate of such bank or trust company or other financial institution which is engaged in the banking business, having a combined capital and surplus of at least Fifty Million and No/100 Dollars ($50,000,000). Upon the acceptance of any appointment as a Administrative Agent hereunder by a successor Administrative Agent, such successor Administrative Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Administrative Agent, and the retiring Administrative Agent shall be discharged from its duties and obligations under this Agreement. After any retiring Administrative Agent's resignation hereunder as Administrative Agent, the provisions of this Section 18 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was a Administrative Agent under this Agreement.

          (j) Collateral Matters.

               (i) Each Lender authorizes and directs Administrative Agent to enter into the Other Agreements for the benefit of Lenders. Each Lender hereby agrees that, except as otherwise set forth herein, any action taken by Requisite Lenders in accordance with the provisions of this Agreement or the Other Agreements, and the exercise by the Requisite Lenders of the powers set forth herein or therein, together with such other powers as are reasonably incidental thereto, shall be authorized and binding upon all Lenders. Administrative Agent is hereby authorized on behalf of all Lenders, without the necessity of any notice to or further consent from any Lender to take any action with respect to any Collateral or Other Agreements which may be necessary to perfect and maintain perfected the security interest in and liens upon the Collateral granted pursuant to this Agreement and the Other Agreements.

               (ii) Administrative Agent will not, without the verbal consent of all Lenders, which consent shall (a) be confirmed promptly thereafter in writing and (b) not be unreasonably withheld or delayed, execute any release of Administrative Agent's security interest in any Collateral except for releases relating to dispositions of Collateral (x) permitted by this Agreement, and (y) in connection with the repayment in full of all of the Obligations by Borrower and the termination of all obligations of Administrative Agent and Lenders under this Agreement and the Other Agreements; provided, that with the consent of Requisite Lenders, Administrative Agent may release its Liens on Collateral having a book value not greater than ten percent (10%) of the total book value of all Collateral, as determined by Administrative Agent, either in a single transaction or series of related transactions, not to exceed twenty percent (20%) of the book value of all Collateral in any Fiscal Year. Administrative Agent shall not be required to execute any such release on terms which, in its opinion, would expose Administrative Agent to liability or create any obligation or entail any consequence other than the release of such Liens without recourse or warranty. In the event of any sale or transfer of any of the

     Collateral, Administrative Agent shall be authorized to deduct all of the expenses reasonably incurred by it from the proceeds of any such sale or transfer.

               (iii) Lenders hereby agree that the Lien granted to Administrative Agent in any property sold or disposed of in accordance with the provisions of the Agreement shall be automatically released; provided, however that Administrative Agent's Lien shall attach to and continue for the benefit of Administrative Agent and Lenders in the proceeds and products of such property arising from any such sale or disposition.

               (iv) To the extent, pursuant to the provisions of this subsection 18(j), Administrative Agent's execution of a release is required to release its Lien upon any sale and transfer of Collateral which is consented to in writing by Requisite Lenders or all Lenders, as applicable, and upon at least five (5) business days' prior written request by Borrower, Administrative Agent shall (and is hereby irrevocably authorized by Lenders to) execute such documents as may be necessary to evidence the release of the Liens granted to Administrative Agent for the benefit of Lenders herein or pursuant hereto upon the Collateral that was sold or transferred.

               (v) Administrative Agent shall have no any obligation whatsoever to Lenders or to any other Person to assure that the Collateral exists or is owned by Borrower or any other Obligor, or is cared for, protected or insured, or that the liens granted to Administrative Agent herein or pursuant hereto have been properly or sufficiently or lawfully created, perfected, protected or enforced or are entitled to any particular priority, or to exercise or to continue exercising, at all or in any manner or under any duty of care, disclosure or fidelity, any of the rights, authorities and powers granted or available to Administrative Agent in this
     Section 18 or in any of the Other Agreements, it being understood and agreed that in respect of the Collateral, or any act, omission or event related thereto, Administrative Agent may act in any manner it may deem appropriate, in its sole discretion, given Administrative Agent's own interest in the Collateral as one of Lenders, and that Administrative Agent shall have no duty or liability whatsoever to Lenders, except for its gross negligence or willful misconduct.

               (vi) In the event that any Lender receives any proceeds of any Collateral by setoff, exercise of any banker's Lien or otherwise, in an amount in excess of such Lender's Pro Rata Share of such Proceeds (taking into account the tranches of Lenders and payment priorities provided for in subsection 4(c)), such Lender shall purchase for cash (and other Lenders shall sell) interests in each of such other Lender's Pro Rata Share of the Obligations as would be necessary to cause all Lenders to share the amount so set off or otherwise received with each other Lender in accordance with their respective Pro Rata Shares (taking into account the tranches of Lenders and payment priorities provided for in subsection 4(c)). No Lender shall exercise any right of set off or banker's Lien without the prior written consent of Administrative Agent.

          (k) Actions with Respect to Defaults. In addition to Administrative Agent's right to take actions on its own accord as permitted under this Agreement, Administrative Agent shall take such action with respect to an Event of Default as shall be directed by Requisite Lenders or all Lenders, as applicable, under this Agreement; provided, that until Administrative Agent shall have received such directions, Administrative Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Event of Default as it shall deem advisable and in the best interests of Lenders. No Lender shall have any right individually to enforce or seek to enforce this Agreement or any Other Agreement or to realize upon any Collateral, unless instructed to do so by Administrative Agent.

          (l) Delivery of Information. Administrative Agent shall not be required to deliver to any Lender originals or copies of any documents, instruments, notices, communications or other information received by Administrative Agent from Borrower or any other Obligor, Requisite Lenders, any Lender or any other Person under or in connection with this Agreement or any Other Agreement except (i) as specifically provided in this Agreement or any Other Agreement and (ii) as specifically requested from time to time in writing by any Lender with respect to a specific document, instrument, notice or other written communication received by and in the possession of Administrative Agent at the time of receipt of such request, and then only in accordance with such specific request.

          (m) Demand. Subject to the terms of this Agreement, Administrative Agent shall make demand for repayment by Borrower of all Obligations owing by Borrower hereunder, after the occurrence and during the continuance of an Event of Default, upon the written request of Requisite Lenders. Administrative Agent shall make such demand in such manner as it deems appropriate, in its sole discretion, to effectuate the request of the Requisite Lenders.

          (n) Notice of Default. Administrative Agent shall not be deemed to have knowledge or notice of the occurrence of any Event of Default or any event which, with passage of time or giving of notice, could become an Event of Default, except with respect to Events of Default arising as a result of Borrower's failure to pay principal, interest or fees required to be paid to Administrative Agent for the benefit of Lenders, unless Administrative Agent shall have received written notice from a Lender or Borrower describing such Event of Default or event which, with the passage of time or giving of notice, could become an Event of Default, and which identifies such event as a "notice of default". Upon receipt of any such notice, Administrative Agent will notify each Lender of such receipt.

     19. ASSIGNABILITY.

          (a) Credit Parties shall not have the right to assign this Agreement or any interest therein except with the prior written consent of Administrative Agent and all Lenders.

          (b) Any Lender may make, carry or transfer Term Loans at, to or for the account of, any Affiliate of such Lender.

          (c) Each Lender may, with the consent of Administrative Agent and, so long as no Event of Default is then continuing, Borrower, which consent shall not be unreasonably withheld, but without the consent of any other Lender, assign to one or more banks or other financial institutions all or a portion of its rights and obligations under this Agreement and the Other Agreements and Borrower may, upon notice to Administrative Agent and Lenders, require a Defaulting Lender to and such Defaulting Lender shall, assign to one or more banks or other financial institutions chosen by Borrower all of its rights and obligations under this Agreement and the other Agreements; provided, that, in each case, (i) for each such assignment, the parties thereto shall execute and deliver to Administrative Agent, for its acceptance and recording in the Register (as defined below), an Assignment and Acceptance Agreement in the form attached hereto as Exhibit E (the "ASSIGNMENT AND ACCEPTANCE"), and a processing and recordation fee of Three Thousand Five Hundred and No/100 Dollars ($3,500.00) to be paid by the assignee, and (ii) no such assignment shall be for less than Five Hundred Thousand and No/100 Dollars ($500,000.00) (or, if less, all of assignor's remaining Loans). Upon such execution and delivery of the Assignment and Acceptance to Administrative Agent, from and after the date specified as the effective date in the Assignment and Acceptance, (x) the assignee thereunder shall be a party hereto, and, to the extent that rights and obligations hereunder have been assigned to it pursuant to such Assignment and Acceptance, such assignee shall have the rights and obligations of a Lender hereunder and
(y) the assignor thereunder shall, to the extent that rights and obligations hereunder have been assigned by it pursuant to such Assignment and Acceptance, relinquish its rights (other than any rights it may have pursuant to Section 23 of the Agreement which will survive) and be released from its obligations under this Agreement (and, in the case of an Assignment and Acceptance covering all or the remaining portion of an assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto).

          (d) By executing and delivering an Assignment and Acceptance, the assignee thereunder confirms and agrees as follows: (i) other than as provided in such Assignment and Acceptance, the assigning Lender makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with this Agreement and the Other Agreements or the execution, legality, validity, enforceability, genuineness, sufficiency or value of this Agreement or any of the Other Agreements, (ii) such assigning Lender makes no representation or warranty and assumes no responsibility with respect to the financial condition of Borrower or any other Obligor or the performance or observance by Borrower or any other Obligor of its obligations under this Agreement, (iii) such assignee confirms that it has received a copy of this Agreement and the Other Agreements, together with copies of the financial statements referred to in Section 9 of the Agreement and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into such Assignment and Acceptance, (iv) such assignee will, independently and without reliance upon Administrative Agent, such assigning Lender or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement, (v) such assignee appoints and authorizes Administrative Agent to take such action as agent on its behalf and to exercise such powers under this Agreement as are delegated to Administrative Agent by the terms hereof, together with such powers as are reasonably incidental thereto and (vi) such assignee agrees that it will perform in accordance with their terms all of the obligations which by the terms of this Agreement are required to be performed by it as a Lender.

          (e) Administrative Agent shall maintain at its address referred to in
Section 24 of the Agreement a copy of each Assignment and Acceptance delivered to and accepted by it and a register for the recordation of the names and addresses of Lenders and the Term Loan Commitments of, and principal amount of the Term Loans owing to, each Lender from time to time (collectively, the "REGISTER"). The entries in the Register shall be conclusive and binding for all purposes, absent manifest error, and Borrower, Administrative Agent and Lenders may treat each Person whose name is recorded in the Register as a Lender hereunder for all purposes of this Agreement. The Register and copies of each Assignment and Acceptance shall be available for inspection by Borrower, Administrative Agent or any Lender at any reasonable time and from time to time upon reasonable prior notice.

          (f) Upon its receipt of an Assignment and Acceptance executed by an assigning Lender, Administrative Agent shall, if such Assignment and Acceptance has been completed and is in substantially the form of Exhibit E hereto, (i) accept such Assignment and Acceptance, (ii) record the information contained therein in the Register and (iii) give prompt notice thereof to Borrower. Within five (5) Business Days after its receipt of such notice, Borrower shall execute and deliver to Administrative Agent in exchange for the surrendered promissory note or notes, a new promissory note or notes to the order of the assignee in amounts equal to such assignee's commitments and outstanding Loans hereunder and, if the assigning Lender has retained a portion of the Loans, a new promissory note or notes to the order of the assigning Lender in an amount equal to the remaining commitments and outstanding Loans hereunder of such assigning Lender under the terms of this Agreement. Such new promissory note or notes shall re-evidence the indebtedness outstanding under the old promissory note or notes and shall be in the aggregate principal amount of such surrendered promissory note or notes, shall be dated of even date herewith and shall otherwise be in substantially the form of the promissory note or notes subject to such assignment.

          (g) Each Lender may sell participations (without the consent of Administrative Agent, Borrower or any other Lender) to one or more parties, in or to all (or a portion) of its rights and obligations under this Agreement (including, without limitation, all or a portion of its Term Loan Commitment, or the Term Loans owing to it); provided, that (i) such Lender's obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations,
(iii) Borrower, Administrative Agent, and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement and (iv) such Lender shall not transfer, grant, assign or sell any participation under which the participant shall have rights to approve any amendment or waiver of this Agreement.

          (h) Borrower hereby consents to the pledge or collateral assignment and grant of a security interest by any Lender in connection with its' own financing, including all rights, benefits, warranties, representations, covenants, indemnities and remedies, and all proceeds of the foregoing, contained in this Agreement and any of the Other Agreements.

          (i) In connection with the efforts of any Lender to assign its rights or obligations or to participate interests, such Lender may disclose any information in its possession regarding Borrower.

     20. AMENDMENTS, ETC. No amendment or waiver of any provision of this Agreement or any of the Other Agreements, nor consent to any departure by any Obligor therefrom, shall in any event be effective unless the same shall be in writing and signed by Credit Parties, Administrative Agent, and Requisite Lenders, or if Lenders shall not be parties thereto, by the parties thereto and consented to by Requisite Lenders, and each such amendment, waiver or consent shall be effective only in the specific instance and for the specific purpose for which given; provided, that no amendment, waiver or consent shall, unless in writing and signed by all Lenders, do any of the following: (i) increase the Term Loan Commitments of Lenders or subject Lenders to any additional obligations to extend credit to Borrower, (ii) reduce the principal of, or interest on, the Term Loans (other than as expressly permitted herein) or any fees hereunder, (iii) postpone any date fixed for any payment in respect of principal of, or interest on, the Term Loans or any fees hereunder, (iv) change the Pro Rata Shares of Lenders, or any minimum requirement necessary for Lenders or Requisite Lenders to take any action hereunder, (v) amend or waive this
Section 20, or change the definition of Requisite Lenders, or (vi) except in connection with the financing, refinancing, sale or other disposition of any asset of Borrower permitted under this Agreement (or to the extent Requisite Lender approval only is required with any such release pursuant to subsection 18(j) hereof), release or subordinate any liens in favor of Administrative Agent, for the benefit of Administrative Agent and Lenders, on any of the Collateral and provided further, that no amendment, waiver or consent affecting the rights or duties of Administrative Agent under this Agreement or any Other Agreement shall in any event be effective, unless in writing and signed by Administrative Agent in addition to Lenders required hereinabove to take such action. Notwithstanding any of the foregoing to the contrary, (a) for purposes of voting or consenting to matters with respect to this Agreement and the Other Agreements, a Defaulting Lender shall not be considered a Lender and such Defaulting Lender's Term Loan Commitment, shall each be deemed to be $0 until such Defaulting Lender makes the payments required in this Agreement, (b) the consent of Credit Parties shall not be required for any amendment, modification or waiver of the provisions of this Section 20, and (c) the consent of Administrative Agent shall be required for any amendment, modification, consent or waiver that affects the rights or duties of Administrative Agent under this Agreement or the Other Agreements.

     In the event that any consent, waiver or amendment requiring the agreement of all Lenders as set forth above is agreed to by the Requisite Lenders, but not all Lenders, Administrative Agent may, in its sole discretion, cause any nonconsenting Lender to assign its rights and obligations under this Agreement and the Other Agreements to one or more new Lenders or existing Lenders in the manner and according to the terms set forth in Section 19 of this Agreement; provided, that (i) no Lender may be required to assign its rights and obligations to a new Lender because such lender is unwilling to increase its own loan commitments, (ii) such new Lender must be willing to consent to the proposed amendment, waiver or consent and (iii) in connection with such assignment the new Lender pays the assigning Lender an amount equal to the Obligations owing to such assigning Lender, including all principal, accrued and unpaid interest and accrued and an unpaid fees to the date of assignment. Such assignment shall occur within thirty (30) days of notice by Administrative Agent to such nonconsenting Lender of Administrative Agent's intent to cause such nonconsenting Lender to assign its interests hereunder.

     21. NONLIABILITY OF AGENT AND LENDERS. The relationship between Borrower, Administrative Agent and Lenders shall be solely that of borrower and lender. Neither Administrative Agent nor any Lender shall have any fiduciary responsibilities to Borrower. Neither Administrative Agent nor any Lender undertakes any responsibility to Borrower to review or inform Borrower of any matter in connection with any phase of Borrower's business or operations.

     22. JOINT AND SEVERAL LIABILITY; GUARANTOR PROVISIONS.

          (a) Joint and Several Liability.

               (i) Credit Parties is defined collectively as Borrower and Parent; provided, however, that any references herein to "any Credit Party", "each Person comprising Credit Parties" or similar references, shall be construed as a reference to each of Borrower and Parent. Each entity comprising the Credit Parties hereby acknowledges and agrees that all of the representations, warranties, covenants, obligations, conditions, agreements and other terms contained in this Agreement shall be applicable to and shall be binding upon and measured and enforceable individually against each Person comprising Credit Parties as well as all such Persons when taken together. By way of illustration, but without limiting the generality of the foregoing, the terms of Section 15 of this Agreement are to be applied to each individual Person comprising Credit Parties (as well as to all such Persons taken as a whole), such that the occurrence of any of the events described in Section 15 of this Agreement as to any Person comprising Credit Parties shall constitute an Event of Default even if such event has not occurred as to any other Persons comprising Credit Parties or as to all such Persons taken as a whole (except as otherwise expressly provided therein).

               (ii) Each Person comprising the Credit Parties acknowledges that it will enjoy significant benefits from the business conducted by the other Persons comprising the Credit Parties because of, inter alia, their combined ability to bargain with other Persons including without limitation their ability to receive the credit extensions under this Agreement and the other Loan Documents which would not have been available to an individual Person comprising the Credit Parties acting alone. Each Person comprising the Credit Parties has determined that it is in its best interest to procure the credit facilities contemplated hereunder, with the credit support of the other Persons comprising the Credit Parties as contemplated by this Agreement and the other Loan Documents.

               (iii) Each Person comprising the Credit Parties has determined that it has and, after giving effect to the transactions contemplated by this Agreement and the other Loan Documents will have, assets having a fair saleable value in excess of the amount required to pay its probable liability on its existing debts as they fall due for payment and that the sum of its debts is not and will not then be greater than all of its property at a fair valuation, that such Person has, and will have, access to adequate capital for the conduct of its business and the ability to pay its debts from time to time incurred in connection therewith as such debts mature and that the value of the benefits to be derived by such Person from the access to funds under this Agreement is reasonably equivalent to the obligations undertaken pursuant hereto.

               (iv) Any notice given by Borrower hereunder shall constitute and be deemed to be notice given by all Persons comprising the Credit Parties, jointly and severally. Notice given by Administrative Agent or any Lender to any one Person comprising the Credit Parties hereunder or pursuant to any other Loan Documents in accordance with the terms hereof or thereof shall constitute notice to each and every

     Person comprising the Credit Parties. The knowledge of one person comprising the Credit Parties shall be imputed to all Persons comprising the Credit Parties and any consent by one Person comprising the Credit Parties shall constitute the consent of and shall bind all Persons comprising the Credit Parties.

               (v) This Section is intended only to define the relative rights of Persons comprising Credit Parties and nothing set forth in this Section is intended to or shall impair the obligations of the Borrower to pay any amounts as and when the same shall become due and payable in accordance with the terms of this Agreement or any other Loan Documents.

               (vi) The parties hereto acknowledge that the rights of contribution and indemnification hereunder shall constitute assets of each Person comprising Credit Parties to which such contribution and indemnification is owing. The rights of any indemnifying Person comprising Credit Parties against the other Persons comprising Credit Parties under this Section shall be exercisable upon the full and indefeasible payment of the Obligations and the termination of the credit facilities hereunder.

               (vii) No payment made by or for the account of a Person comprising the Credit Parties, including, without limitations, (A) a payment made by such Person on behalf of an Obligation of another Person comprising the Credit Parties or (B) a payment made by any other Person under any guaranty, shall entitle such Person comprising the Credit Parties, by subrogation or otherwise, to any payment from such other Person comprising the Credit Parties or from or out of property of such other Person comprising the Credit Parties and such Person comprising Credit Parties shall not exercise any right or remedy against such other Person comprising the Credit Parties or any property of such other Person comprising the Credit Parties by reason of any performance of such Person of its obligations hereunder.

     23. RELEASES; INDEMNITIES.

          (a) To the fullest extent permitted by applicable law, in consideration of Administrative Agent and Lenders entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which Credit Parties hereby acknowledges, Credit Parties, on their own behalf and on behalf of their successors (including, without limitation, any receiver or trustee acting on behalf of Credit Parties and any debtor-in-possession with respect to Credit Parties), assigns, subsidiaries and Affiliates (collectively, the "RELEASORS"), hereby forever release, discharge and acquit Agents and Lenders and their parents, subsidiaries, shareholders, Affiliates, partners, trustees, officers, employees, directors, agents and attorneys and their respective successors, heirs and assigns (collectively, the "RELEASEES") from any and all claims, demands, liabilities, responsibilities, disputes, causes, damages, actions and causes of actions (whether at law or in equity) indebtedness and obligations (collectively, "CLAIMS") of every type, kind, nature, description or character, including, without limitation, any so-called "lender liability" claims or defenses, and irrespective of how, why or by reason of what facts, whether such Claims have heretofore arisen, are now existing or hereafter arise, or which could, might or be claimed to exist, of whatever kind or nature, whether known or unknown, suspected or unsuspected, liquidated or unliquidated, matured or unmatured, fixed or contingent, each as though fully set forth herein at length, which may in any way arise out of, are connected with or in any way relate to actions or omissions which occurred on or prior to the date hereof with respect to Credit Parties, this Agreement, the Obligations, any Collateral, any other Loan Document and any third parties liable in whole or in part for the Obligations. This provision shall survive and continue in full force and effect whether or not Borrower shall satisfy all other provisions of this Agreement or the Loan Documents, including payment in full of the Obligations.

          (b) Each of the Releasors further agrees to indemnify the Releasees and hold the Releasees harmless from and against any and all such Claims (as such term is defined in the immediately preceding paragraph) which may be brought against any of the Releasees on behalf of any entity or Person, including, without limitation, officers, directors, agents, trustees, creditors, partners or shareholders of any of the Releasors, whether threatened or initiated, asserting any claim for legal or equitable remedy under any statutes, regulation or common law principle arising from or in connection with the negotiation, preparation, execution, delivery, performance, administration and enforcement of this Agreement or any other Loan Document, the Obligations, any Collateral or the Prior Agreements, except for any Claims which are determined by a court of competent jurisdiction by a final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Releasee. The foregoing indemnity shall survive the payment in full of the Obligations and the termination of this Agreement and the other Loan Documents.

     24. NOTICE.

     All written notices and other written communications with respect to this Agreement shall be sent by ordinary, certified or overnight mail, by telecopy or delivered in person, and in the case of Administrative Agent shall be sent to Administrative Agent at 233 South Wacker Drive, Suite 5350, Chicago, Illinois 60606, Attention: Chief Credit Officer, facsimile number: (312) 334-4449, in the case of a Lender shall be sent to the address set forth below its name on the signature page hereto or in the Assignment and Acceptance Agreement and in the case of a Credit Party shall be sent to it at its principal place of business set forth on Schedule 11(b) hereto or as otherwise directed by it in writing. All notices shall be deemed received upon actual receipt thereof or refusal of delivery.

     25. APPOINTMENT OF BORROWER AS REPRESENTATIVE.

          (a) Each Person comprising the Credit Parties hereby irrevocably appoints and constitutes the Borrower as its agent to request and receive the proceeds of advances in respect of the Term Loans (and to otherwise act on behalf of each such entity pursuant to this Agreement and the other Loan Documents) from Lenders in the name or on behalf of each such entity. Administrative Agent may disburse such proceeds to the bank account of any one or more of such entities without notice to any other Person comprising the Credit Parties or any other Person at any time obligated on or in respect of the Obligations. This authorization is coupled with an interest and shall be irrevocable, and Administrative Agent may rely on any notice, request, information supplied by Borrower, every document executed by Borrower, every agreement made by Borrower or other action taken by Borrower in respect of Borrower or any

Person comprising the Credit Parties as if the same were supplied, made or taken by Borrower or any Person comprising the Credit Parties. Without limiting the generality of the foregoing, the failure of one or more Person comprising the Credit Parties to join in the execution of any writing in connection herewith shall not, unless the context clearly requires, relieve any such Person comprising the Credit Parties from obligations in respect of such writing.

          (b) Each Person comprising the Credit Parties hereby irrevocably appoints and constitutes the Borrower as its agent to receive statements of account and all other notices from Administrative Agent with respect to the Obligations or otherwise under or in connection with this Agreement and the other Loan Documents.

          (c) No purported termination of the appointment of Borrower as agent shall be effective without the prior written consent of Administrative Agent.

     26. CHOICE OF GOVERNING LAW; CONSTRUCTION; FORUM SELECTION.

     This Agreement and the Other Agreements are submitted by Credit Parties to Administrative Agent and Lenders for their acceptance or rejection at Agents' principal place of business as an offer by Borrower to borrow monies from Administrative Agent and Lenders now and from time to time hereafter, and shall not be binding upon Administrative Agent or any Lender or become effective until accepted by Administrative Agent and Lenders, in writing, at said place of business. If so accepted by Agents and Lenders, this Agreement and the Other Agreements shall be deemed to have been made at said place of business. THIS AGREEMENT AND THE OTHER AGREEMENTS SHALL BE GOVERNED AND CONTROLLED BY THE INTERNAL LAWS OF THE STATE OF ILLINOIS AS TO INTERPRETATION, ENFORCEMENT, VALIDITY, CONSTRUCTION, EFFECT, AND IN ALL OTHER RESPECTS, INCLUDING, WITHOUT LIMITATION, THE LEGALITY OF THE INTEREST RATE AND OTHER CHARGES, BUT EXCLUDING PERFECTION OF THE SECURITY INTERESTS IN COLLATERAL LOCATED OUTSIDE OF THE STATE OF ILLINOIS, WHICH SHALL BE GOVERNED AND CONTROLLED BY THE LAWS OF THE RELEVANT JURISDICTION IN WHICH SUCH COLLATERAL IS LOCATED. If any provision of this Agreement shall be held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or remaining provisions of this Agreement.

     To induce Administrative Agent and Lenders to accept this Agreement, Credit Parties irrevocably agrees that, subject to Administrative Agent's sole and absolute election, ALL ACTIONS OR PROCEEDINGS IN ANY WAY, MANNER OR RESPECT, ARISING OUT OF OR FROM OR RELATED TO THIS AGREEMENT, THE OTHER AGREEMENTS OR THE COLLATERAL SHALL BE LITIGATED IN COURTS HAVING SITUS WITHIN THE CITY OF CHICAGO, STATE OF ILLINOIS. CREDIT PARTIES HEREBY CONSENT AND SUBMIT TO THE JURISDICTION OF ANY LOCAL, STATE OR FEDERAL COURTS LOCATED WITHIN SAID CITY AND STATE. CREDIT PARTIES HEREBY WAIVE PERSONAL SERVICE OF ANY AND ALL PROCESS AND AGREES THAT ALL SUCH SERVICE OF PROCESS MAY BE MADE UPON CREDIT PARTIES BY CERTIFIED OR REGISTERED MAIL, RETURN RECEIPT REQUESTED, ADDRESSED TO CREDIT PARTIES, AT THE ADDRESS SET FORTH FOR

NOTICE IN THIS AGREEMENT AND SERVICE SO MADE SHALL BE COMPLETE TEN (10) DAYS AFTER THE SAME HAS BEEN POSTED. CREDIT PARTIES HEREBY WAIVE ANY RIGHT THEY MAY HAVE TO TRANSFER OR CHANGE THE VENUE OF ANY LITIGATION BROUGHT AGAINST CREDIT PARTIES BY ADMINISTRATIVE AGENT OR LENDERS IN ACCORDANCE WITH THIS SECTION.

     27. HEADINGS OF SUBDIVISIONS.

     The headings of subdivisions in this Agreement are for convenience of reference only, and shall not govern the interpretation of any of the provisions of this Agreement.

     28. POWER OF ATTORNEY.

     Credit Parties acknowledge and agree that its appointment of Administrative Agent as its attorney and agent-in-fact for the purposes specified in this Agreement is an appointment coupled with an interest and shall be irrevocable until all of the Obligations are satisfied and paid in full and this Agreement is terminated.

     29. CONFIDENTIALITY.

     Credit Parties, Administrative Agent and each Lender hereby agree and acknowledge that any and all information relating to Credit Parties which is (i) furnished by Credit Parties to Administrative Agent or any Lender (or to any affiliate of Administrative Agent or any Lender); and (ii) non-public, confidential or proprietary in nature, shall be kept confidential by Administrative Agent and such Lender or such affiliate in accordance with applicable law; provided, however, that such information and other credit information relating to Credit Parties may be distributed by such party to such party's directors, managers, officers, employees, attorneys, affiliates, assignees, participants, auditors, agents and regulators, to Administrative Agent and any other Lender and upon the order of a court or other governmental agency having jurisdiction over Administrative Agent or such Lender or such affiliate, to any other party. Credit Parties, Administrative Agent and each Lender further agree that this provision shall survive the termination of this Agreement. Notwithstanding the foregoing, Credit Parties hereby consent to Administrative Agent publishing a tombstone or similar advertising material relating to the financing transaction contemplated by this Agreement.

     30. BROKERAGE FEES.

     Except for investment banking fees due to GVC Financial Services, LLC by Credit Parties in the amount of $750,000 in cash and $250,000 in stock upon the Closing Date, Credit Parties represent and warrant to Administrative Agent and Lenders that, with respect to the financing transaction contemplated herein, no Person is entitled to any brokerage fee or other commission and Credit Parties agree to indemnify and hold Administrative Agent and Lenders harmless against any and all such claims.

     31. PUBLICITY.

     Administrative Agent and Lenders are hereby authorized to issue appropriate press releases and to cause a tombstone to be published announcing the consummation of this transaction and the aggregate amount thereof.

     32. LIMITATION OF ACTIONS.

     Credit Parties agree that any claim or cause of action by Credit Parties against Administrative Agent or any Lender, or any of Administrative Agent's or any Lender's directors, officers, employees, agents, accountants or attorneys, based upon, arising from, or relating to this Agreement, or any other present or future agreement, or any other transaction contemplated hereby or thereby or relating hereto or thereto, or any other matter, cause or thing whatsoever, whether or not relating hereto or thereto, occurred, done, omitted or suffered to be done by Administrative Agent or any Lender, or by Administrative Agent's or any Lender's directors, officers, employees, agents, accountants or attorneys, whether sounding in contract or in tort or otherwise, shall be barred unless asserted by a Credit Party by the commencement of an action or proceeding in a court of competent jurisdiction by the filing of a complaint within one (1) year after Credit Parties' knowledge of the first act, occurrence or omission upon which such claim or cause of action, or any part thereof, is based and service of a summons and complaint on an officer of Administrative Agent or a Lender, as applicable, or any other Person authorized to accept service of process on behalf of Administrative Agent or such Lender, within thirty (30) days thereafter. Credit Parties agree that such one-year period of time is a reasonable and sufficient time for them to investigate and act upon any such claim or cause of action. The one-year period provided herein shall not be waived, tolled, or extended except by a specific written agreement of Administrative Agent and Lenders. This provision shall survive any termination of this Agreement or any other agreement.

     33. LIABILITY.

     None of Administrative Agent, any Lender or Affiliate of Administrative Agent or any Lender shall be liable for any indirect, special, incidental or consequential damages in connection with any breach of contract, tort or other wrong relating to this Agreement or the Obligations or the establishment, administration or collection thereof (including without limitation damages for loss of profits, business interruption, or the like), whether such damages are foreseeable or unforeseeable, even if such Person has been advised of the possibility of such damages. None of Administrative Agent, any Lender or Affiliate of Administrative Agent or any Lender shall be liable for any claims, demands, losses or damages, of any kind whatsoever, made, claimed, incurred or suffered by the Credit Parties through such Person's ordinary negligence.

     34. COUNTERPARTS.

     This Agreement, any of the Other Agreements, and any amendments, waivers, consents or supplements may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which, when so executed and delivered, shall be deemed an original, but all of which counterparts together shall constitute but one agreement.


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

     35. ELECTRONIC SUBMISSIONS.

     Upon not less than thirty (30) days' prior written notice (the "APPROVED ELECTRONIC FORM NOTICE"), Administrative Agent may permit or require that any of the documents, certificates, forms, deliveries or other communications, authorized, required or contemplated by this Agreement or the Other Agreements, be submitted to the applicable Agent in "APPROVED ELECTRONIC FORM" (as hereafter defined), subject to any reasonable terms, conditions and requirements in the applicable Approved Electronic Forms Notice. For purposes hereof "ELECTRONIC FORM" means e-mail, e-mail attachments, data submitted on web-based forms or any other communication method that delivers machine readable data or information to the Administrative Agent, and "APPROVED ELECTRONIC FORM" means an Electronic Form that has been approved in writing by the applicable Agent (which approval has not been revoked or modified by the Administrative Agent) and sent to a Credit Party in an Approved Electronic Form Notice. Except as otherwise specifically provided in the applicable Approved Electronic Form Notice, any submissions made in an applicable Approved Electronic Form shall have the same force and effect that the same submissions would have had if they had been submitted in any other applicable form authorized, required or contemplated by this Agreement or the Other Agreements.

     36. WAIVER OF JURY TRIAL; OTHER WAIVERS.

          (a) CREDIT PARTIES, ADMINISTRATIVE AGENT AND EACH LENDER EACH HEREBY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING WHICH PERTAINS DIRECTLY OR INDIRECTLY TO THIS AGREEMENT, ANY OF THE OTHER AGREEMENTS, THE OBLIGATIONS, THE COLLATERAL, ANY ALLEGED TORTIOUS CONDUCT BY CREDIT PARTIES, ADMINISTRATIVE AGENT OR SUCH LENDER OR WHICH, IN ANY WAY, DIRECTLY OR INDIRECTLY, ARISES OUT OF OR RELATES TO THE RELATIONSHIP AMONG CREDIT PARTIES, ADMINISTRATIVE AGENT AND LENDERS. IN NO EVENT SHALL ADMINISTRATIVE AGENT OR ANY LENDER BE LIABLE FOR LOST PROFITS OR OTHER SPECIAL, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES.

          (b) Credit Parties hereby waive demand, presentment, protest and notice of nonpayment, and further waives the benefit of all valuation, appraisal and exemption laws.

          (c) Credit Parties hereby waive the benefit of any law that would otherwise restrict or limit Administrative Agent or any Lender or any affiliate of Administrative Agent or any Lender in the exercise of its right, which is hereby acknowledged and agreed to, to set-off against the Obligations, without notice at any time hereafter, any indebtedness, matured or unmatured, owing by Administrative Agent or any Lender or such affiliate of Administrative Agent or any Lender to Borrower, including, without limitation any Deposit Account at Administrative Agent or any Lender or such affiliate.

          (d) CREDIT PARTIES HEREBY WAIVE ALL RIGHTS TO NOTICE AND HEARING OF ANY KIND PRIOR TO THE EXERCISE BY ADMINISTRATIVE AGENT AND LENDERS OF THEIR RIGHTS TO REPOSSESS THE COLLATERAL

WITHOUT JUDICIAL PROCESS OR TO REPLEVY, ATTACH OR LEVY UPON SUCH COLLATERAL.

          (e) Administrative Agent's and/or any Lender's failure, at any time or times hereafter, to require strict performance by Credit Parties of any provision of this Agreement or any of the Other Agreements shall not waive, affect or diminish any right of Administrative Agent or any Lender thereafter to demand strict compliance and performance therewith. Any suspension or waiver by Administrative Agent or any Lender of an Event of Default under this Agreement or any default under any of the Other Agreements shall not suspend, waive or affect any other Event of Default under this Agreement or any other default under any of the Other Agreements, whether the same is prior or subsequent thereto and whether of the same or of a different kind or character. No delay on the part of Administrative Agent or any Lender in the exercise of any right or remedy under this Agreement or any Other Agreement shall preclude other or further exercise thereof or the exercise of any right or remedy. None of the undertakings, agreements, warranties, covenants and representations of Credit Parties contained in this Agreement or any of the Other Agreements and no Event of Default under this Agreement or default under any of the Other Agreements shall be deemed to have been suspended or waived by Administrative Agent and/or Lenders unless such suspension or waiver is in writing, signed by a duly authorized officer of Administrative Agent, Requisite Lenders or all Lenders, as required herein, and directed to Credit Parties specifying such suspension or waiver.

     37. CONTINUED EFFECTIVENESS; NO NOVATION.

     This Agreement is an amendment and restatement of and is in replacement and substitution for the Existing Credit Agreements. Notwithstanding anything to the contrary contained herein, this Agreement is not intended to and shall not serve to effect a novation of the Obligations. Instead, it is the express intention of the parties hereto to reaffirm the indebtedness created under the Existing Credit Agreements which is evidenced by the notes provided for therein and secured by the Collateral, Borrower acknowledges and confirms that (i) the Liens and security interests granted pursuant to the Existing Credit Agreements secure the indebtedness, liabilities and obligations of the Borrower to the Administrative Agent and the Lenders under the Existing Credit Agreements, as amended and restated hereby, and that the term "Obligations" as used in the Existing Credit Agreements (or any other term used therein to describe or refer to the indebtedness, liabilities and obligations of the Borrower and the other Credit Parties to the Administrative Agent and the Lenders) includes, without limitation, the indebtedness, liabilities and obligations of the Borrower under the notes to be delivered hereunder, and under the Existing Credit Agreements, as amended and restated hereby, as the same further may be amended, restated, supplemented and/or modified from time to time and (ii) the grants of security interests, mortgages and Liens under and pursuant to the Existing Credit Agreements shall continue unaltered and in full force and effect.

                             SIGNATURE PAGES FOLLOW

                  SIGNATURE PAGE TO LOAN AND SECURITY AGREEMENT

     IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first written above.

                                        ADDISON YORK INSURANCE BROKERS LTD.


                                        By: "Primo Podorieszach"
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title: CEO


                                        ANTHONY CLARK INTERNATIONAL INSURANCE
                                        BROKERS LTD.


                                        By: "Primo Podorieszach"
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title: CEO


                                        HERITAGE HILL INSURANCE LTD.


                                        By: "Primo Podorieszach"
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title: CEO

                  SIGNATURE PAGE TO LOAN AND SECURITY AGREEMENT

                                        BRIDGE HEALTHCARE FINANCE, LLC,
                                        a Delaware limited liability company, as Administrative Agent


                                        By: "Randolph I. Abrahams"
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title: President and CEO

                                        Notice Address:
                                        233 South Wacker Drive, Suite 5350
                                        Chicago, Illinois 60606
                                        Attn: Chief Credit Officer
                                        Fax: (312) 924-0201

                  SIGNATURE PAGE TO LOAN AND SECURITY AGREEMENT

                                        BRIDGE OPPORTUNITY FINANCE, LLC,
                                        a Delaware limited liability company, as Administrative Agent and a Lender


                                        By: "Randolph I. Abrahams"
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title: President and CEO

                                        Term Loan Commitment: $25,000,000

                                        Notice Address:
                                        233 South Wacker Drive, Suite 5350
                                        Chicago, Illinois 60606
                                        Attn: Chief Credit Officer
                                        Fax: (312) 924-0201

                              ANNEX I-DEFINED TERMS

     "ACCEPTABLE INSURANCE" means Insurance Policies of the following types (i) individual or group long-term care, medicare supplemental benefits, dread disease, supplemental hospital indemnity, medical savings accounts, individual or group medical, dental, long-term and short-term disability, vision, life insurance including universal, adjustable, whole, endowment or term, accidental death and dismemberment; (ii) property, liability and casualty insurance including commercial and personal property, homeowners and dwelling fire policies, business interruption and loss of use, commercial and personal liability, commercial and personal inland marine, builders' risks, commercial package policies, businessowners' packages, boiler and machinery or equipment breakdown, commercial and personal automobile liability and physical damage, carriers for hire liability and physical damage, garage liability including dealer inventory physical damage and garagekeepers' liability, commercial crime insurance including employee dishonesty and forgery, management liability including directors' and officers' liability, fiduciary liability, employment practices liability, kidnap, ransom and extortion, workplace violence and plan sponsorship liability, intellectual property infringement coverage, any and all forms o professional liability, errors and omissions, workers' compensation and employers liability, excess workers compensation and identity theft indemnity, which are (a) originated by employees or contracted agents of the Credit Parties who are appropriately licensed in the jurisdictions where such policies are originated, (b) (i) issued by insurance companies, having an AM Best rating of B or higher or, (ii) issued by the State Compensation Insurance Fund of California, and (c) issued by insurance companies organized under the laws of a state located within the United States or under the laws or Canada and which maintain their principal places of business within the borders of the United States or Canada.

     "ACCOUNTS" means collectively (a) any right to payment of a monetary obligation, whether or not earned by performance, (b) without duplication, any "account" (as defined in the UCC), any accounts receivable (whether in the form of payments for services rendered or goods sold, rents, license fees or otherwise), any "health-care-insurance receivables" (as that term is defined in the Uniform Commercial Code now or hereafter in effect), any "payment intangibles" (as that term is defined in the Uniform Commercial Code now or hereafter in effect) and all other rights to payment and/or reimbursement of every kind and description, whether or not earned by performance, (c) all accounts, general intangibles, Intellectual Property, rights, remedies, guarantees, supporting obligations, letter of credit rights and security interests in respect of the foregoing, all rights of enforcement and collection, all books and records evidencing or related to the foregoing, and all rights under the Loan Documents in respect of the foregoing, (d) all information and data compiled or derived by Borrower or to which Borrower is entitled in respect of or related to the foregoing, and (e) all proceeds of any of the foregoing.

     "ACCOUNT DEBTOR" shall mean, with respect to any Account, the Person obligated to pay under such Account. The term "Account Debtor" specifically includes, without limitation, any insurer or Governmental Reimbursement Program.

     "ADJUSTED EBITDA" shall mean for any of the months set forth below, the applicable amount set forth below opposite such month, and for each month thereafter, Credit Parties actual consolidated EBITDA for such month:


                                    Annex I-1


             Month               Adjusted EBITDA
             -----               ---------------
        September, 2004              $120,000
October, 2004 - December, 2004       $125,000
         January, 2005               $305,000
        February, 2005               $550,000
          March, 2005                $550,000

     "ADMINISTRATIVE AGENT" shall have the meanings given to such term in the Preamble to this Agreement.

     "ACQUISITION PRO FORMA" shall have the meaning set forth in Section 13(c) hereof.

     "AFFILIATE" shall mean any Person (i) which directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, a Credit Party, (ii) which beneficially owns or holds ten percent (10%) or more of the voting control or equity interests of a Credit Party, or
(iii) ten percent (10%) or more of the voting control or equity interests of which is beneficially owned or held by a Credit Party.

     "AGENCY AGREEMENT" means a written agreement between a Credit Party and an Insurance Company, pursuant to which such Insurance Company agrees to pay Commissions to a Credit Party in connection with Insurance Policies issued by such Insurance Company.

     "APPROVED ELECTRONIC FORM" shall have the meaning set forth in Section 34.

     "APPROVED ELECTRONIC FORM NOTICE" shall have the meaning set forth in
Section 34.

     "ASSIGNMENT AND ACCEPTANCE" shall have the meaning set forth in Section 20 hereof.

     "AUTHORIZED OFFICER" shall mean, as applied to any Person, any individual holding the position of chairman of the board (if an officer), chief executive officer, president or one of its vice presidents (or the equivalent thereof), and such Person's chief financial officer or treasurer.

     "BANKRUPTCY CODE" shall have the meaning set forth in Section 22.

     "BORROWER" shall mean, Addison York Insurance Brokers Ltd., a Delaware corporation.

     "BUSINESS DAY" shall mean any day other than a Saturday, a Sunday or any day that banks in Chicago, Illinois are required or permitted to close.

     "CAPITAL ADEQUACY CHARGE" shall have the meaning set forth in Section 3(b)(x).

     "CAPITAL ADEQUACY DEMAND" shall have the meaning set forth in Section 3(b)(x).


                                    Annex I-2

     "CAPITAL EXPENDITURES" shall mean with respect to any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities and including Capital Lease Obligations) by Credit Parties during such period that are required by GAAP, consistently applied, to be included in or reflected by the property, plant and equipment or similar fixed asset accounts (or intangible accounts subject to amortization) on the balance sheet of Credit Parties.

     "CAPITAL LEASE" shall mean, as to any Person, a lease of any interest in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, by such Person as lessee that is, or should be, recorded as a "capital lease" on the balance sheet of such Person prepared in accordance with GAAP.

     "CAPITAL LEASE OBLIGATIONS" shall mean, as to any Person, indebtedness represented by obligations under a Capital Lease that is required to be capitalized for financial reporting purposes in accordance with GAAP.

     "CLAIMS" shall have the meaning set forth in Section 23(a).

     "CLOSING DATE" shall mean June 15, 2005.

     "CLOSING DOCUMENT LIST" shall have the meaning set forth in Section 17 hereof.

     "COLLECTIONS" means all cash, checks, notes, instruments, and other items of payment (including insurance proceeds, proceeds of cash sales, rental proceeds, and tax refunds).

     "COLLATERAL" shall mean all of the property of Borrower described in
Section 5 hereof, together with all other real or personal property of Parent, any other Obligor or any other Person now or hereafter pledged to Administrative Agent, for the benefit of Administrative Agent and Lenders, to secure, either directly or indirectly, repayment of any of the Obligations.

     "COMMISSION" means the commission payable to a Credit Party from an Insurance Company pursuant to the applicable Agency Agreement.

     "CONCENTRATION ACCOUNT" shall have the meaning set forth in Subsection
8(a).

     "CONTINGENT LIABILITY" shall mean any agreement, undertaking or arrangement by which any Person guarantees, endorses or otherwise becomes or is contingently liable upon (by direct or indirect agreement, contingent or otherwise, to provide funds for payment, to supply funds to or otherwise to invest in a debtor, or otherwise to assure a creditor against loss) any indebtedness, obligation or other liability of any other Person (other than by endorsements of instruments in the course of collection), or guarantees the payment of dividends or other distributions upon the shares of any other Person. The amount of any Contingent Liability shall (subject to any limitation set forth herein) be deemed to be the outstanding principal amount (or maximum permitted principal amount, if larger) of the indebtedness, obligation or other liability guaranteed or supported thereby.

     "COVERAGE CONDITION" shall mean for any period of measurement, three (3) times Credit Parties consolidated trailing twelve month Adjusted EBITDA.


                                    Annex I-3

     "CREDIT PARTIES" shall mean, collectively, Borrower, HHI and Parent.

     "DEFAULT" shall mean an event which, with the giving of notice or passage of time or both, would constitute an Event of Default.

     "DEFAULTING LENDER" shall have the meaning set forth in subsection 2(a) hereof.

     "DEPOSITORY BANK" shall have the meaning set forth in Subsection 5(g) hereof.

     "DERIVATIVE OBLIGATIONS" shall mean every obligation of a Person under any forward contract, futures contract, exchange contract, swap, option or other financing agreement or arrangement (including, without limitation, caps, floors, collars and similar agreement), the value of which is dependent upon interest rates, currency exchange rates, commodities or other indices.

     "EBITDA" shall mean, with respect to any period, Credit Parties' and their Subsidiaries' consolidated net income after taxes for such period (excluding any after-tax gains or losses and excluding other after-tax extraordinary gains or losses) plus interest expense, income tax expense, depreciation and amortization for such period, plus or minus any other non-cash charges or gains which have been subtracted or added in calculating net income after taxes for such period.

     "ELECTRONIC FORM" shall have the meaning set forth in Section 34.

     "ENVIRONMENTAL LAWS" shall mean all federal, state, district, local and foreign laws, rules, regulations, ordinances, and consent decrees relating to health, safety, hazardous substances, pollution and environmental matters, as now or at any time hereafter in effect, applicable to Credit Parties' business or facilities owned or operated by Credit Parties, including laws relating to emissions, discharges, releases or threatened releases of pollutants, contamination, chemicals, or hazardous, toxic or dangerous substances, materials or wastes into the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata) or otherwise relating to the generation, manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

     "EQUITY DOCUMENTS" shall mean any shareholder agreements, warrants or other documents or agreements relating to the issuance, sale, exchange or other restrictions on or treatment of the equity interests of Credit Parties.

     "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended, modified or restated from time to time.

     "EVENT OF DEFAULT" shall have the meaning specified in Section 15 hereof.

     "FEDERAL FUNDS RATE" shall have the meaning set forth in Subsection 2(a).

     "FISCAL YEAR" shall mean each twelve (12) month accounting period of Credit Parties, which ends on March 31 of each year.


                                    Annex I-4

     "FIXED CHARGES" shall mean for any period, without duplication, scheduled payments of principal during the applicable period with respect to all Indebtedness of Credit Parties and their Subsidiaries, on a consolidated basis, plus scheduled payments of principal during the applicable period with respect to all Capital Lease Obligations of Credit Parties and their Subsidiaries, on a consolidated basis, plus scheduled payments of interest during the applicable period with respect to all Indebtedness of Credit Parties and its Subsidiaries, on a consolidated basis, including Capital Lease Obligations, plus unfinanced Capital Expenditures of Credit Parties and their Subsidiaries, on a consolidated basis, during the applicable period, plus payments during the applicable period in respect of income or franchise taxes of Credit Parties and their Subsidiaries, on a consolidated basis.

     "FRAUDULENT CONVEYANCE" shall have the meaning set forth in Subsection
22(b).

     "GAAP" shall mean generally accepted accounting principles, using the accrual basis of accounting and consistently applied with prior periods; provided, however, that GAAP with respect to any interim financial statements or reports shall be deemed subject to fiscal year-end adjustments and footnotes made in accordance with GAAP.

     "GOVERNMENTAL AUTHORIZATION" means any permit, license, registration, authorization, certificate, accreditation, plan, directive, consent order or consent decree of or from, or notice to, any Government Authority.

     "GOVERNMENT AUTHORITY" means any federal, state, District of Columbia, Canadian, municipal, national or other government, governmental department, commission, board, bureau, court, agency or instrumentality or political subdivision thereof or any entity or officer exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to any government or any court, in each case whether associated with a state of the United States, the United States, or a foreign entity or government.

     "HAZARDOUS MATERIALS" shall mean any hazardous, toxic or dangerous substance, materials and wastes, including, without limitation, hydrocarbons (including naturally occurring or man-made petroleum and hydrocarbons), flammable explosives, asbestos, urea formaldehyde insulation, radioactive materials, biological substances, polychlorinated biphenyls, pesticides, herbicides and any other kind and/or type of pollutants or contaminants (including, without limitation, materials which include hazardous constituents), sewage, sludge, industrial slag, solvents and/or any other similar substances, materials, or wastes and including any other substances, materials or wastes that are, or become, regulated under any Environmental Law (including, without limitation any that are, or become, classified as hazardous or toxic under any Environmental Law).

     "INDEBTEDNESS" of any Person shall mean, without duplication, (a) all indebtedness of such Person for borrowed money, whether or not evidenced by bonds, debentures, notes or similar instruments, (b) all Capital Lease Obligations of such Person, (c) all obligations of such Person to pay the deferred purchase price of property or services (excluding trade accounts payable in the ordinary course of business), (d) all indebtedness secured by a Lien on the property of such Person, whether or not such indebtedness shall have been assumed by such Person, (e) all obligations, contingent or otherwise, with respect to the face amount of all letters


                                    Annex I-5
of credit (whether or not drawn) and banker's acceptances issued for the account of such Person, (f) all Derivative Obligations of such Person, (g) all Contingent Liabilities, and (h) all liabilities of any partnership or joint venture of which such Person is a general partner or joint venturer.

     "INFORMATION CERTIFICATE" means the document attached hereto as Exhibit C.

     "INSOLVENCY OR LIQUIDATION PROCEEDING" means: (a) any voluntary or involuntary case or proceeding under the Bankruptcy Code with respect to any Person comprising the Credit Parties; (b) any other voluntary or involuntary insolvency, reorganization or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding with respect to any Person comprising the Credit Parties or with respect to a material portion of their respective assets; (c) any liquidation, dissolution, reorganization or winding up of any Person comprising the Credit Parties whether voluntary or involuntary and whether or not involving insolvency or bankruptcy;
(d) any assignment for the benefit of creditors or any other marshalling of assets and liabilities of any Person comprising the Credit Parties; or (e) following the occurrence of an Event of Default, Administrative Agent has retained, or has caused or directed any Person comprising the Credit Parties to retain, a broker or investment banker to sell all or a substantial portion of such Person's business or operations and/or the Collateral or has retained, or caused or directed such Person to retain, an appraiser in respect of the Collateral and/or such business and operations in anticipation of any such sale.

     "INSURANCE COMPANY" means a Person in the business of issuing insurance policies.

     "INSURANCE POLICY" means an insurance policy for which a Credit Party is the insurance agent or broker and for which such Credit Party earns a Commission from the Insurance Company which issues such policy.

     "INTELLECTUAL PROPERTY" shall mean all past, present and future: trade secrets (including, without limitation, customer lists), know-how and other proprietary information; trademarks, Internet domain names, service marks, trade dress, trade names, business names, designs, logos, slogans (and all translations, adaptations, derivations and combinations of the foregoing), indicia and other source and/or business identifiers, and the goodwill of the business relating thereto and all registrations or applications for registrations which have heretofore been or may hereafter be issued thereon throughout the world; copyrights (including copyrights for computer programs) and copyright registrations or applications for registrations which have heretofore been or may hereafter be issued throughout the world and all tangible property embodying the copyrights; unpatented inventions (whether or not patentable); patent applications and patents; industrial designs, industrial design applications and registered industrial designs; license agreements related to any of the foregoing and income therefrom; books, records, writings, computer tapes or disks, flow diagrams, specification sheets, computer software, source codes, object codes, executable code, data, databases and other physical manifestations, embodiments or incorporations of any of the foregoing; the right to sue for all past, present and future infringements of any of the foregoing; all other intellectual property; and all common law and other rights throughout the world in and to all of the foregoing.

     "LIEN" shall mean any mortgage, pledge, claim, hypothecation, judgment lien or similar legal process, title retention lien, or other lien or security interest, including, without limitation,


                                    Annex I-6
the interest of a vendor under any conditional sale or other title retention agreement and the interest of a lessor under a lease of any interest in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, that is, or should be, accounted for as a Capital Lease.

     "LOAN DOCUMENTS" shall mean this Agreement and the Other Agreements.

     "LOCKBOX" shall have the meaning set forth in Subsection 8(a).

     "LOCKBOX BANK" shall have the meaning set forth in Subsection 8(a).

     "MATERIAL ADVERSE EFFECT" shall mean a material adverse effect on the business, property, assets, prospects, operations or condition, financial or otherwise, of a Person.

     "MINIMUM TANGIBLE NET WORTH" shall have the meaning set forth in Subsection 14(a).

     "NOTES" shall have the meaning set forth in Subsection 2(c).

     "NOTICE OF TERM BORROWING" shall mean a written notice in the form of that attached hereto as Exhibit D, and appropriately completed by Borrower.

     "OBLIGATIONS" shall mean any and all obligations, liabilities and indebtedness of Credit Parties to Administrative Agent and Lenders, or to any parent, affiliate or subsidiary of Administrative Agent and Lenders, of any and every kind and nature, howsoever created, arising or evidenced and howsoever owned, held or acquired, whether now or hereafter existing, whether now due or to become due, whether primary, secondary, direct, indirect, absolute, contingent or otherwise (including, without limitation, obligations of performance), whether several, joint or joint and several, and whether arising or existing under written or oral agreement or by operation of law.

     "OBLIGOR" shall mean Credit Parties and each other Person who is or shall become primarily or secondarily liable for any of the Obligations.

     "OPERATIVE DOCUMENTS" shall mean the Equity Documents, and the Loan Documents.

     "ORGANIZATIONAL DOCUMENTS" shall mean, with respect to any Person other than a natural person, the documents by which such Person was organized (such as a certificate of incorporation, certificate of limited partnership or articles of organization, and including, without limitation, any certificates of designation for preferred stock or other forms of preferred equity) and which relate to the internal governance of such Person (such as by-laws, a partnership agreement or an operating, limited liability or members agreement).

     "OTHER AGREEMENTS" shall mean all agreements, instruments and documents, other than this Agreement, including, without limitation, guaranties, mortgages, trust deeds, pledges, powers of attorney, consents, assignments, contracts, notices, security agreements, leases, financing statements, subordination agreements, and all other writings heretofore, now or from time to time hereafter executed by or on behalf of Borrower or any other Person and delivered to Administrative Agent or any Lender or to any parent, affiliate or subsidiary of Administrative


                                    Annex I-7

Agent or any Lender in connection with the Obligations or the transactions contemplated hereby, as each of the same may be amended, modified or supplemented from time to time.

     "PBGC" shall have the meaning specified in Subsection 12(b)(v) hereof.

     "PERMITTED ACQUISITION" shall have the meaning specified in Subsection 13(c) hereof.

     "PERMITTED LIENS" shall mean (i) statutory Liens of landlords, carriers, warehousemen, processors, mechanics, materialmen or suppliers incurred in the ordinary course of business and securing amounts not yet due or declared to be due by the claimant thereunder or amounts which are being contested in good faith and by appropriate proceedings and for which Credit Parties have maintained adequate reserves; (ii) Liens in favor of Administrative Agent; (iii) zoning restrictions and easements, licenses, covenants and other restrictions affecting the use of real property that do not individually or in the aggregate have a material adverse effect on Credit Parties' ability to use such real property for its intended purpose in connection with Credit Parties' business;
(iv) Liens in connection with purchase money indebtedness and Capital Leases otherwise permitted pursuant to this Agreement, provided, that such Liens attach only to the assets the purchase of which was financed by such purchase money indebtedness or which is the subject of such Capital Leases; (v) Liens set forth on Schedule 1; (vi) Liens specifically permitted by Administrative Agent in writing; and (vii) involuntary Liens securing amounts less than $50,000 and which are released or for which a bond acceptable to Administrative Agent in its sole discretion, determined in good faith, has been posted within ten (10) days of its creation.

     "PERMITTED SUBORDINATED DEBT" shall mean (i) Indebtedness of Borrower to Schuneman Insurance Agency, Inc. evidenced by (a) a promissory note dated January 1, 2005 in the original principal amount of $312,124 and (b) a promissory note dated January 1, 2005 in the original principal amount of $1,155,000; (ii) Indebtedness of Borrower to Emmit Lescroat evidenced by a promissory note dated August 31, 2004 in the original principal amount of $3,250,000; (iii) Indebtedness of Borrower to Al Vinciguerra Ltd. evidenced by a promissory note dated August 31, 2004 in the original principal amount of $1,000,000; and (iv) Indebtedness of Borrower to the Kabaker Family Trust of July 1998 evidenced by a promissory note dated October 1, 2003 in the original principal amount of $3,515,000 and by that certain Agreement dated October 1, 2003, by and among the Borrower, DKWS Enterprises, Inc., Kabaker Family Trust of July, 1998, John W. Kabaker and Theolyn Kabaker.

     "PERSON" shall mean any individual, sole proprietorship, partnership, joint venture, trust, unincorporated organization, association, corporation, limited liability company, institution, entity, party or foreign or United States government (whether federal, state, county, city, municipal or otherwise), including, without limitation, any instrumentality, division, agency, body or department thereof.

     "PLAN" shall have the meaning specified in Subsection 12(b)(v) hereof.

     "POST-CLOSING REVIEW" shall have the meaning set forth in Subsection 9(j).

     "PRIME RATE" shall mean the prime rate publicly announced by LaSalle Bank, N.A., in effect from time to time.


                                    Annex I-8

     "PROPERTY" shall mean, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, including capital stock in, and other securities of, any other Person.

     "PRO RATA SHARE" shall mean at any time, the percentage obtained by dividing (i) such Lender's Term Loan Commitment, by (ii) the Term Loan Commitments of all Lenders, provided that if the Term Loan Commitments of all Lenders have been reduced to zero, the numerator shall be the aggregate unpaid principal amount of such Lender's portion of the Term Loans and the denominator shall be the aggregate unpaid principal amount of the Term Loans.

     "REGISTER" shall have the meaning set forth in Subsection 19(e).

     "RELEASEES" shall have the meaning set forth in Subsection 23(a).

     "RELEASORS" shall have the meaning set forth in Subsection 23(a).

     "REQUISITE LENDERS" shall mean, at any time, Lenders having Pro Rata Shares aggregating at least fifty percent (50%) at such time.

     "SENIOR DEBT SERVICE" means, for any period, the sum of payments made or required to be made by Borrower during such period for interest and scheduled principal payments due on the Term Loans plus fees payable under Section 3(b)(ii).

     "START DATE" shall have the meaning set forth in Subsection 14(c).

     "SUBORDINATED DEBT" shall mean Indebtedness of Borrower or any Subsidiary of Borrower that is subordinated to the Obligations in a manner satisfactory to Administrative Agent, and contains terms, including, without limitation, payment terms, satisfactory to Administrative Agent.

     "SUBORDINATION AGREEMENTS" shall mean, individually and collectively, all subordination agreements, intercreditor agreements, consent and similar agreements among a Credit Party, Administrative Agent or any Lender and any holder of Subordinated Debt, whether entered into on or prior to the date hereof or from time to time hereafter, together with all modifications, amendments and restatements of any of the foregoing.

     "SUBSIDIARY" shall mean any corporation of which more than fifty percent (50%) of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, owned by Borrower, or any partnership, joint venture or limited liability company of which more than fifty percent (50%) of the outstanding equity interests are at the time, directly or indirectly, owned by a Credit Party or any partnership of which a Credit Party is a general partner.

     "TANGIBLE NET WORTH" shall have the meaning specified in Subsection 14(a) hereof.

     "TARGET" shall have the meaning specified in Subsection 13(c) hereof.


                                    Annex I-9

     "TERM" shall have the meaning specified in Section 10 hereof.

     "TERM LOAN" shall have the meaning specified in subsection 2(a) hereof.

     "TERM LOAN COMMITMENT" shall mean, with respect to any Lender, the maximum amount of the Term Loans which such Lender has agreed to make, subject to the terms and conditions of this Agreement, as set forth on the signature page hereto or on any assignment and acceptance agreement executed by such Lender.

     "TERM LOAN FACILITY CAP" shall have the meaning specified in subsection 2(a) hereof.

     "TOTAL DEBT SERVICE" means, for any period, the sum of payments made (or, as to clause (i) of this sentence, required to be made) by Credit Parties during such period for (i) Senior Debt Service, (ii) pursuant to the scheduled Subordinated Debt payments permitted by this Agreement and the applicable Subordination Agreement, and (iii) interest and scheduled principal payments due on any and all other Indebtedness of Credit Parties.

     "UCC" shall mean the Uniform Commercial Code as in effect from time to time in the State of Illinois.


                                   Annex I-10

                         INDEX OF EXHIBITS AND SCHEDULES

ANNEX I          DEFINITIONS

EXHIBITS

Exhibit A        Compliance Certificate
Exhibit B        Closing Checklist
Exhibit C        Information Certificate
Exhibit D        Notice of Borrowing
Exhibit E        Assignment and Acceptance

SCHEDULES

Schedule 1       Permitted Liens
Schedule 11(b)   Business and Collateral Locations, Certain Collateral
Schedule 11(f)   Litigation
Schedule 11(h)   Affiliate Transactions
Schedule 11(i)   Names & Trade Names
Schedule 11(m)   Indebtedness
Schedule 11(o)   Parent, Subsidiaries and Affiliates
Schedule 11(p)   Defaults
Schedule 11(q)   Employee Matters
Schedule 11(s)   Environmental Matters


                                    Annex I-1

                       EXHIBIT A - COMPLIANCE CERTIFICATE

     Attached to and made a part of that certain Loan and Security Agreement, as it may be amended in accordance with its terms from time to time, including all exhibits attached thereto (the "AGREEMENT") dated as of June 15, 2005 among Addison York Insurance Brokers Ltd., Heritage Hill Insurance Ltd., Anthony Clark International Insurance Brokers Ltd. (collectively referred to as the "CREDIT PARTIES"), Administrative Agent and the Lenders from time to time a party thereto.

     This Certificate is submitted pursuant to Subsection 9(d) of the Agreement.

     The undersigned hereby certifies to Administrative Agent and Lenders that as of the date of this Certificate:

1. As of ______, event or circumstance which is or which, with the passage of time, the giving of notice, or both, would constitute an Event of Default, as that term is defined in the Agreement has occurred or, if such an event or circumstance has occurred, a writing attached hereto specifies the nature thereof and the action that Borrower has taken or proposes to take with respect thereto.

2. No material adverse change in the condition, financial or otherwise, business, property, or results of operations of Credit Parties has occurred since [DATE OF LAST COMPLIANCE CERTIFICATE/LAST FINANCIAL STATEMENTS DELIVERED PRIOR TO CLOSING], or, if such a change has occurred, a writing attached hereto specifies the nature thereof and the action that Credit Parties have taken or propose to take with respect thereto.

3. Credit Parties are in compliance with the representations, warranties and covenants in the Agreement or, if Credit Parties is not in compliance with any representations, warranties or covenants in the Agreement, a writing attached hereto specifies the nature thereof and the action that Credit Parties have taken or propose to take with respect thereto.

4. The financial statements of Credit Parties, being concurrently delivered herewith have been prepared in accordance with GAAP consistently applied and there have been no material changes in accounting policies or financial reporting practices of Credit Parties since [date of the last Compliance Certificate/date of last financial statements delivered prior to closing] or, if any such change has occurred, such changes are set forth in a writing attached hereto.

5.   As of _______________________________, Credit Parties maintain the following financial covenants pursuant to Section 14 of the Agreement:

     a. Credit Parties shall maintain Minimum Tangible Net Worth (including Subordinated Debt) of not less than negative $13,200,000 as of September 30, 2005 and thereafter, from the last day of each Fiscal Quarter of Borrower through the day prior to the last day of each immediately preceding period plus seventy five percent (75%) of Credit Parties' net income (but without reduction for any net loss) for the Fiscal Quarter ending on the first day of such period as reflected


                                  EXHIBIT B-1
          on the Credit Parties' audited year end financial statement. (See attached Schedule A for calculation)

                                                Compliance  Yes:       No:
                                                                 -----     -----

     b. Senior Debt Service Coverage Ratio: As of the last day of each calendar quarter maintain a ratio of consolidated Adjusted EBITDA to Senior Debt Service (tested as of last day of each such period on a trailing twelve month basis) of not less than the ratio required by
          Section 14(b)(i) of the Agreement. (See attached Schedule B for calculation)

     Actual Senior Debt Service                 Compliance: Yes:       No:
     Coverage Ratio:            -----                            -----     -----

     c. Total Debt Service Coverage Ratio: As of the last day of each calendar quarter commencing with the quarter ending September 30, 2005 maintain a ratio of consolidated Adjusted EBITDA to Total Debt Service (tested as of the last day of such period on a trailing twelve month basis) of not less than the ratio required by Section 14(b)(ii) of the Agreement. (See attached Schedule C for calculation)

     Actual Total Debt Service                  Compliance: Yes:       No:
     Coverage Ratio:           -----                             -----     -----

     d. Leverage: As of the last day of each calendar quarter, commencing with the quarter ending September 30, 2005, maintain a ratio of aggregate Indebtedness (including Capital Lease Obligations, but excluding Subordinated Debt) to consolidated trailing twelve month Adjusted EBITDA of not greater than 3.0 to 1.0: (See attached Schedule D for calculation).

     Actual Leverage Ratio                      Compliance: Yes:       No:
                               -----                             -----     -----

     e. EBITDA: Credit Parties shall not permit consolidated EBITDA to be less than the amount set forth in Section 14(c) of the Agreement for the corresponding period set forth in Section 14(c). (See attached Schedule E for calculation)

     Actual EBITDA             $                Compliance: Yes:       No:
                                ----                             -----     -----

     f. Capital Expenditure Limitation: Trailing twelve month Capital Expenditures shall not exceed 1% of trailing twelve month revenues at any time.

     Trailing 12 month Capital                  Compliance: Yes:       No:
     Expenditures $__________                                    -----     -----
     1% trailing 12 month
     revenues $__________


                                  EXHIBIT B-2

     g. Operating Lease Obligations: Trailing twelve month operating lease obligations shall not exceed 2% of trailing twelve month revenues at any time.

     Trailing 12 month                          Compliance: Yes:       No:
     Operating Lease                                             -----     -----
     Obligations $__________ 2%
     of trailing 12 month
     revenues $__________

     h.   Coverage Condition: 3x Trailing twelve month

     Adjusted         Outstanding          Compliance     Yes:       No:
     EBITDA    $____  Term Loans   $_____  with Section        -----     -----
                                           2(a)(ii)

The financial statements and reports submitted concurrently herewith have been prepared in accordance with generally accepted accounting principles consistently applied and there have been no material changes in accounting policies or financial reporting practices of Credit Parties since ____________________ [DATE OF LAST COMPLIANCE CERTIFICATE/LAST FINANCIAL STATEMENTS DELIVERED PRIOR TO CLOSING], or, if such a change has occurred, a writing attached hereto specifies the nature thereof and the action that Credit Parties have taken or propose to take with respect thereto.

                                        ADDISON YORK INSURANCE BROKERS LTD.


                                        By
                                           -------------------------------------
                                        Its
                                            ------------------------------------


                                        ANTHONY CLARK INTERNATIONAL INSURANCE
                                        BROKERS LTD.


                                        By
                                           -------------------------------------
                                        Its
                                            ------------------------------------


                                        HERITAGE HILL INSURANCE LTD.


                                        By
                                           -------------------------------------
                                        Its
                                            ------------------------------------


                                  EXHIBIT B-3

                          EXHIBIT B - CLOSING CHECKLIST

                                 (SEE ATTACHED)


                                   EXHIBIT B-1

                       EXHIBIT C - INFORMATION CERTIFICATE

                                 (SEE ATTACHED)

           "SCHEDULES" REFERRED TO IN THE INFORMATION CERTIFICATE WERE

                         PREVIOUSLY DELIVERED TO LENDER


                                   EXHIBIT C-1

                  SIGNATURE PAGE TO LOAN AND SECURITY AGREEMENT

                                                  BRIDGE HEALTHCARE FINANCE, LLC
                                                                 CREDIT FACILITY

                         BRIDGE HEALTHCARE FINANCE, LLC

                             INFORMATION CERTIFICATE

                              Dated: May ___, 2005

PLEASE COMPLETE AND RETURN
AS SOON AS POSSIBLE TO:

(a)  Thomas E. Schnur, Esq.                      (b) Mr. Shawn Andrews
     Vedder, Price, Kaufman & Kammholz, P.C.         Bridge Healthcare Finance, LLC
     222 N. LaSalle Street                           233 South Wacker Drive, 53rd Floor
     Chicago, Illinois  60601                        Chicago, Illinois 60606
     Tel:  312-609-7715                              Tel:  312-334-4452
     Fax:  312-609-5005                              Fax:  312-334-4450
     e-mail: tschnur@vedderprice.com                 e-mail: sandrews@bridgehcf.com

Ladies and Gentlemen:

      Reference is hereby made to the proposed draft Loan and Security Agreement of even date herewith (the "Loan and Security Agreement"; capitalized terms used in this Information Certificate and not otherwise defined in this Information Certificate shall have the meanings assigned thereto in the Loan and Security Agreement) by and among Bridge Healthcare Finance, LLC ("Bank"). To induce Bank to enter into the Loan and Security Agreement and fund the Loans provided for thereunder, Borrower hereby provides you with the following information regarding (collectively as the "Credit Parties" and each, a "Credit Party"):
[ADDISON YORK INSURANCE BROKERS LTD., ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. AND HERITAGE HILL INSURANCE LTD.] and each parent entity and each of its direct and indirect subsidiaries Borrower represents and warrants to Bank that the information provided in this Information Certificate is true, correct and complete as of the date hereof.

      A. IDENTIFICATION MATTERS

      1. The full, correct and current name of each Credit Party as it appears in such Credit Party's Organizational Documents is:

            Addison York Insurance Brokers Ltd. (hereinafter referred to as "ADDISON")

            Anthony Clark International Insurance Brokers Ltd. (hereinafter referred to as "ANTHONY CLARK")

            Heritage Hill Insurance Ltd. ("HHI")

      [PLEASE PROVIDE OUR COUNSEL WITH A COPY OF EACH CREDIT PARTY'S ORGANIZATIONAL DOCUMENTS, CERTIFIED AS OF A RECENT DATE BY THE JURISDICTION ISSUING SUCH ORGANIZATIONAL DOCUMENTS]

      The constating documents for ANTHONY CLARK along with a Certificate of Status are enclosed herein as Schedules "A" and "B" respectively. The constating documents for ADDISON is enclosed herein as Schedule "C".

2. Each Credit Party's type of organization is:

CREDIT PARTY        TYPE OF ORGANIZATION
------------        --------------------
ADDISON             incorporated entity
ANTHONY CLARK       incorporated entity
HHI                 incorporated entity

3. Each Credit Party's jurisdictions of organization are:

CREDIT PARTY            JURISDICTION OF ORGANIZATION
------------            ----------------------------
ADDISON                 Delaware
ANTHONY CLARK           Alberta
HHI                     Alberta

4. Each Credit Party's jurisdictions of qualification are:

CREDIT PARTY              JURISDICTIONS OF QUALIFICATION
------------              ------------------------------
ADDISON                   Delaware, California, Virginia & Illinois
ANTHONY CLARK             Alberta
HHI                       Alberta

5. Each Credit Party's organizational identification number is:

CREDIT PARTY              ORGANIZATIONAL IDENTIFICATION NUMBER
------------              ------------------------------------
ADDISON                   98-0377061 (federal tax #)
ANTHONY CLARK             20689605

HHI                       20422668

6. Any names of a Credit Party (as appearing in such Person's Organizational Documents) not specified above in Item 1 that such Credit Party has had during the 5 year period preceding the Closing Date are:

CREDIT PARTY                ADDITIONAL NAMES
------------                ----------------------------------
ADDISON                     Avanti Insurance Brokers LLC
                            Addison York Insurance Brokers LLC

      B. LEGAL MATTERS

7.    The officers of each Credit Party and their respective titles are:

CREDIT PARTY      TITLE                                  NAME
-------------     -----------------------------------    ------------------
ADDISON           Chief Executive Officer                Primo Podorieszach
ADDISON           Chief Operating Officer                Tony Consalvo
ADDISON           President                              John Kabaker
ADDISON           Chief Financial Officer                Shelley Samec
ADDISON           Corporate Secretary                    Joseph Giuffre
ANTHONY CLARK     Chief Executive Officer & President    Primo Podorieszach
ANTHONY CLARK     Chief Operating Officer                Tony Consalvo
ANTHONY CLARK     Chief Financial Officer                Shelley Samec
ANTHONY CLARK     Corporate Secretary                    Joseph Giuffre
HHI               Secretary/ Treasurer                   Tony Consalvo
HHI               President                              Tony Consalvo

8. The members of the Board of Directors of each Credit Party (or, if such Credit Party is a limited partnership, the general partner or, if such Credit Party is a limited liability company, the managers) are:

CREDIT PARTY                    BOARD OF DIRECTORS / GENERAL PARTNER / MANAGERS
------------                    -----------------------------------------------
ADDISON                         Primo Podorieszach
ADDISON                         Tony Consalvo
ADDISON                         Joseph Giuffre
ANTHONY CLARK                   Primo Podorieszach
ANTHONY CLARK                   Tony Consalvo
ANTHONY CLARK                   Joseph Giuffre
ANTHONY CLARK                   Thomas Milley
ANTHONY CLARK                   Douglas Farmer
ANTHONY CLARK                   Patti Runnals
ANTHONY CLARK                   Normand Cournoyer
HHI                             Tony Consalvo

9. The Affiliates of each Credit Party are as follows and, except as set forth below, no Credit Party is party to any agreements with any such
      Affiliate:

CREDIT PARTY       AFFILIATES                      AGREEMENTS WITH AFFILIATES
-------------      ---------------------------     ---------------------------------------------
ANTHONY CLARK      Heritage Hill Insurance Ltd.    None - Heritage Hill is a wholly
                                                   owned subsidiary of ANTHONY CLARK

ANTHONY CLARK      ADDISON                         Some inter corporate loans - ADDISON
                                                   is a wholly owned subsidiary of ANTHONY CLARK

   [PLEASE PROVIDE OUR COUNSEL WITH COPIES OF ANY AGREEMENTS IDENTIFIED ABOVE]

10. A list of all of the material contracts to which any Credit Party is a party or by which such Credit Party is bound is set forth below. For purposes of this Item 10, the list of "material contracts" should include any long term or significant customer agreements, long term or significant supply agreements, real estate leases, agreements pursuant to which intellectual property is licensed or other material licensing agreements, employment agreements, collective bargaining agreements, management and consulting agreements requiring payment of more than $25,000 in any year and equity holders' agreements.

      a) All agreements concerning the purchase of assets of Johns Insurance Agency Inc. including, inter alia, employment and agency agreements (see Closing Binder enclosed herewith as Schedule "D");

      b) All agreements concerning the purchase of assets of DKWS Enterprises Inc. including, inter alia, employment agreements, agency agreements and the vendor take-back financing and all amendments thereto (see Closing Binder enclosed herewith as Schedule "E");

      c) All agreements concerning the purchase of assets of Al Vinciguerra Ltd. including, inter alia, employment agreements, agency agreements and the vendor take-back financing (see Closing Binders [2] enclosed herewith as Schedule "F");

      d) All agreements concerning the purchase of assets of Schuneman Insurance agency Inc. including, inter alia, employment agreements, agency agreements and the vendor take-back financing (see Closing Binder enclosed herewith as Schedule "G");

      e) Proposal to Provide Financial Public Relations Services to ANTHONY CLARK by Barry Kaplan Associates dated March 17, 2000 (enclosed herewith as Schedule "H");

      f) List of Stock Options granted and form of Stock Option Agreement (enclosed herewith as Schedule "I");

      g) Binder containing copies of all outstanding Warrants to purchase shares of ANTHONY CLARK (enclosed herewith as Schedule "J");

      h) Employment Agreement between ANTHONY CLARK and Primo Podorieszach dated April 1, 2003 (enclosed herewith as Schedule "K");

      i) Employment Agreement between ANTHONY CLARK and Tony Consalvo dated April 1, 2003 (enclosed herewith as Schedule "L");

      j) Employment Agreement between ANTHONY CLARK and Shelly Samec dated September 1, 2002 (enclosed herewith as Schedule "M");

      k) Oak Street Funding loan to ADDISON (guaranteed by ANTHONY CLARK) dated March 19, 2004 (enclosed herewith as Schedule "N");

      l) Waiver and First Amendment to Loan and Security Agreement dated August 30, 2004 between ADDISON. and Oak Street Funding LLC (enclosed herewith as Schedule "O");

      m) FCC, LLC loan to ADDISON (guaranteed by ANTHONY CLARK) dated June 3, 2004 (enclosed herewith as Schedule "P");

      n) Waiver and First Amendment to Loan and Security Agreement dated August 31, 2004 between ADDISON and FCC, LLC (enclosed herewith as Schedule "Q");

      o) Emmett Lescroart loan to ADDISON (guaranteed by ANTHONY CLARK) dated August 31, 2004 and Debt Subordination and Intercreditor Agreement dated August 31, 2004 among ATI, ANTHONY CLARK, Emmett Lescroart, Al Vinciguerra Ltd., Kabaker Family Trust of July 1998, FCC, LLC, and Oak Street Funding LLC (enclosed herewith as Schedule "R");

      p) Fee Agreement dated May 4, 2005, and made between GVC Financial Services LLC and ADDISON and ANTHONY CLARK (enclosed herewith as Schedule "S");

      q) A list of ANTHONY CLARK's Carrier Appointments has been enclosed herewith as Schedule "T";

      r) A list of ADDISON's Carrier Appointments (either by direct appointment or by assignment pursuant to the agency agreements) has been enclosed herewith as Schedule "U" (note the Carrier Appointments of ADDISON are listed by under the names of the various different brokerages which it owns and operates); and

      s) A list entitled "Summary of Locations and Lease Details" has been enclosed herewith as Schedule "V". This list provides the salient details of all of the lease agreements concerning the operations of ANTHONY CLARK and ADDISON.

 [PLEASE PROVIDE OUR COUNSEL WITH COPIES OF THE MATERIAL CONTRACTS LISTED ABOVE]

11. Except as set forth below, the execution and delivery of the Loan Documents and the consummation of the transactions contemplated thereby will not violate, conflict with or cause a breach of, or result in the creation of a Lien under, any of the agreements identified in Item 10, any Credit Party's Organizational Documents or applicable law:

            ANTHONY CLARK and HHI have entered into Carrier Agreements with many different Insurance Companies wherein some of the Carrier Agreements contain a clause which provides that the Insurance Company has a charge on any amount owing to it by ANTHONY CLARK or HHI for business written for ANTHONY CLARK's or HHI's clients and claims a first charge or security interest over those client accounts which it underwrites. All of these interests are contingent and unregistered, but technically they create a conflict with any other document containing a first charge on such assets.

12. The following consents shall have been obtained on or prior to the Closing Date in connection with the execution and delivery of the Loan Documents and the consummation of the transactions contemplated thereby:

      The consent to an assignment of the FCC LLC loan must be obtained from FCC LLC, and the consent to an assignment of the Oak Street Funding LLC loan must be obtained from Oak Street Funding LLC.

13.   Each Credit Party's fiscal year ends on March 31st of each year.

14. The authorized equity securities of each Credit Party, and the identity of the holders of issued equity securities with the percentage of their fully-diluted ownership of such Credit Party, are as set forth on the Capitalization Schedule attached hereto. Any preemptive or other outstanding rights, warrants, options, conversion rights or similar agreements or understandings are described on the Capitalization Schedule. [PLEASE PROVIDE OUR COUNSEL WITH COPIES OF ANY SHAREHOLDERS' AGREEMENTS OR OTHER AGREEMENTS EVIDENCING ANY PREEMPTIVE OR OTHER OUTSTANDING RIGHTS, WARRANTS, OPTIONS OR CONVERSION RIGHTS SET FORTH ON THE CAPITALIZATION SCHEDULE]

      ANTHONY CLARK is a publicly listed and widely held corporation and it is not possible to provide a list of shareholders. However, to the best of ANTHONY CLARK's knowledge no single shareholder holds in excess of 10% of ANTHONY CLARK's shares. A list of the option holders of ANTHONY CLARK has been attached hereto as Schedule "I" and a binder containing the of the warrant holders agreements has been attached hereto as Schedule "J". ADDISON and HHI are wholly owned subsidiaries of

      ANTHONY CLARK and there are no options or warrants outstanding. A Capitalization table for ANTHONY CLARK has been attached hereto as Schedule "W" and ANTHONY CLARK's Shareholder Rights Plan has been attached hereto as Schedule "X".

15.   A brief description of each Credit Party's Pension Plans is:

      ANTHONY CLARK and HHI have no pension plans. ADDISON's pension plans are attached hereto as Schedule "DD".

16. During the 5 year period preceding the Closing Date neither any Credit Party has been party to any merger, consolidation, stock acquisition or purchase of all or a substantial portion of the assets of any Person, except:

            Purchase of Assets of Johns Insurance Agency Inc. (see Schedule "D")

            Purchase of Assets of DKWS Enterprises Inc. (see Schedule "E")

            Purchase of Assets of Al Vinciguerra Ltd. (see Schedule "F")

            Purchase of Assets of Schuneman Insurance agency Inc. (see Schedule "G")

      [PLEASE PROVIDE OUR COUNSEL WITH COPIES OF THE MATERIAL DOCUMENTS RELATING TO THE TRANSACTIONS DESCRIBED ABOVE]

      C.    NATURE OF OPERATIONS AND LOCATIONS

17.   The following is a brief description of each Credit Party's business:

CREDIT PARTY          BUSINESS DESCRIPTION
------------          -------------------------------------
ADDISON               Sale of property & casualty insurance
ANTHONY CLARK         Sale of property & casualty insurance
HHI                   Sale of property & casualty insurance

18. Each location at which any Credit Party maintains any books, records, inventory, equipment or other assets is set forth in the table below, including for each such location a street address, the approximate size, an indication of whether the location is owned by the applicable Credit Party, leased by the applicable Credit Party (and, if so, the name and address of the owner of the location) or operated by a third party, such as a warehouseman or processor (and, if so, the name and address of such third party). The chief executive office of each Credit Party is indicated in the table below with an asterisk (*). In addition, the legal descriptions for any leased or owned real estate at which any Credit Party maintains any equipment are set forth on the Real Estate Schedule attached hereto.

      A list detailing all of the salient information regarding ADDISON's and ANTHONY CLARK's locations where they maintain books, assets, equipment, inventory or records has been enclosed herewith as Schedule "V".

      [WITH RESPECT TO PROPERTIES OPERATED BY A THIRD PARTY, PLEASE PROVIDE OUR COUNSEL WITH COPIES OF ANY AGREEMENTS BETWEEN SUCH THIRD PARTY AND THE APPLICABLE CREDIT PARTY. WE WILL SEPARATELY ADVISE YOU REGARDING OUR REQUIREMENTS FOR OWNED REAL ESTATE]

19. The addresses of any locations not specified in Item 18 where any Credit Party has maintained inventory, books, records, equipment or other assets during the 4 month period preceding the Closing Date are:

      Not applicable, there were no such locations.

      D.    FINANCING MATTERS

20. No Credit Party has any Debt or any contingent obligations which would become Debt if they were non-contingent, except as set forth on the Debt Schedule attached hereto. [PLEASE PROVIDE OUR COUNSEL WITH COPIES OF THE MATERIAL DOCUMENTATION RELATING TO DEBT IDENTIFIED ON THE DEBT SCHEDULE THAT WILL REMAIN OUTSTANDING AFTER THE CLOSING DATE]

      Correct. The Debt Schedule is attached as Schedule "Y" hereto.

21. Any current creditors of any Credit Party that will be refinanced in connection with the funding of the initial Loans and any letters of credit currently outstanding on behalf of any Credit Party (together with an indication of whether any such letters of credit will be replaced or collateralized on the Closing Date) are as follows:

                                                                                LETTERS OF CREDIT / REPLACED
CREDIT PARTY                             CREDITORS TO BE REFINANCED             OR COLLATERALIZED
------------                             --------------------------             -----------------------------
ADDISON                                  Oak Street Funding LLC                 None
                                         FCC LLC                                None
ANTHONY CLARK                            Oak Street Funding LLC                 None
                                         FCC LLC                                None

22. Each Credit Party's assets are owned free and clear of any consensual Liens, except for the consensual Liens set forth on the Lien Schedule attached hereto. [PLEASE INDICATE WHICH LIENS DISCLOSED ON THE LIEN SCHEDULE WILL BE DISCHARGED AT CLOSING. PLEASE ALSO PROVIDE OUR COUNSEL WITH COPIES OF THE DOCUMENTS EVIDENCING THE LIENS DISCLOSED ON THE LIEN SCHEDULE THAT WILL NOT BE DISCHARGED AT CLOSING.]

      It is anticipated that the liens of Oak Street Funding LLC and FCC LLC will be assigned to the Lender on closing.

23. No Credit Party has made any loans to, or otherwise made any Investments in, any other Persons, except as follows:

      Loan to DKWS Enterprises Inc. ($150,000 USD) (see the documents attached hereto as Schedule "Z")

      Loan to Tony Consalvo (see the documents attached hereto as Schedule "AA")
      - amount currently outstanding is approximately $40,000 (Canadian);

      Please note that this excludes any investments in wholly owned subsidiaries of ANTHONY CLARK.

      [PLEASE PROVIDE OUR COUNSEL WITH COPIES OF THE DOCUMENTATION RELATING TO ANY MATERIAL INVESTMENTS DESCRIBED ABOVE]

24. No Credit Party is obligated to pay any management, consulting or similar professional advisory fees, except:

      The Investor Relations Agreement made between Barry Kaplan and ANTHONY CLARK is attached as Schedule "H" hereto.

      [PLEASE PROVIDE OUR COUNSEL WITH COPIES OF THE AGREEMENTS EVIDENCING THE FEES DESCRIBED ABOVE]

25. Any broker's or similar fees which will be owing in connection with the consummation of the transactions contemplated by the Loan Documents are:

      A finders fee will be paid to GVC Financial Services LLC (the Fee Agreement is attached hereto as Schedule "S")

      [PLEASE PROVIDE OUR COUNSEL WITH COPIES OF THE AGREEMENTS EVIDENCING ANY FEES DESCRIBED ABOVE]

      E. REGULATORY MATTERS AND DISPUTES

26. Any actions, suits, judgments or proceedings pending against, or, to Borrower's knowledge, threatened against or affecting, any Credit Party before any court or arbitrator or any governmental body, agency or official, are described on the Litigation Schedule attached hereto. [FOR EACH OF THE MATTERS DISCLOSED ON THE LITIGATION SCHEDULE, PLEASE PROVIDE A BRIEF SUMMARY OF SUCH MATTER WHICH INCLUDES THE CURRENT STATUS OF THE PROCEEDINGS, AN INDICATION OF WHETHER ANY LIABILITY RESULTING FROM SUCH MATTER WOULD BE COVERED BY INSURANCE, AND, IF AN INSURANCE POLICY WOULD APPLY, AN INDICATION OF WHETHER THE INSURANCE CARRIER HAS ACKNOWLEDGED RESPONSIBILITY UNDER SUCH POLICY]

      A litigation search (from the Province of Alberta where the Canadian operations are located) on ANTHONY CLARK, ADDISON and Heritage Hill Insurance Ltd. is enclosed herewith as Schedule "BB". Other than normal course industry standard errors and omissions claims which are handled by ANTHONY CLARK's or ADDISON's insurers, neither corporation is aware of any material law suits or claims.

27. All of the material licenses, permits and certificates necessary to the operation of any Credit Party's business are:

      Primo Poderieszach will collect and supply this information as soon as possible.

CREDIT PARTY                            LICENSES / PERMITS / CERTIFICATES
------------                            ---------------------------------
ADDISON                                 0E08576 - California
                                        98-0377061 - Virginia
ANTHONY CLARK                           7-809-2004 - Alberta
HHI                                     7-1853-2004 - Alberta

28. Any strikes or other labor disputes pending or, to Borrower's knowledge, threatened, against any Credit Party are:

      None.

29. Any notices of non-compliance received by any Credit Party from any governmental authority during the 5 year period preceding the Closing Date with respect to any Environmental Laws, securities laws or regulations, tax laws or regulations, laws or regulations addressing the sale or distribution of durable medical equipment, health and safety laws or regulations or ERISA are as follows:

      None.

      [PLEASE PROVIDE OUR COUNSEL WITH ANY NOTICES OF NON-COMPLIANCE DESCRIBED ABOVE]

      F. SPECIAL COLLATERAL

30. All of the financial institutions at which any Credit Party maintains any deposit accounts, investment accounts, securities accounts or similar accounts, together with the account number and a description for each such account, are:

      This information has already been provided to Garret Skiba.

31. All of the items of intellectual property owned by or licensed to any Credit Party, together with the registration or application number for each such item of intellectual property (if registered or if an application for registration has been submitted), are:

      The Credit Parties hold no intellectual property.

32. No Credit Party has any chattel paper (whether tangible or electronic) or instruments as of the date hereof, except:

      The security granted pursuant to the loans made to Tony Consalvo and DKWS Enterprises Inc. as previously set forth herein.

33. No Credit Party owns any equipment subject to a certificate of title statute (including, without limitation, any motor vehicles), except:

      None.

34. No Credit Party owns any assets that are of a type in which a lien may be registered, recorded or filed under, or notice thereof given under, any federal statute or regulation, except for the intellectual property identified in Item 31 above and except:

      As shown on Lien Schedule - Schedule "CC", and except as may be shown on the UCC searches which the Lender is performing in the United States.

35. No Credit Party has any letter of credit rights, any interests in commercial tort claims or any documents of title, except:

      The security granted pursuant to the loans made to Tony Consalvo and DKWS Enterprises Inc. as previously set forth herein.

      G. HEALTHCARE MATTERS

36. Each Credit Party is certified for participation in the Medicare program in the following jurisdictions:

      Not Applicable.

      [PLEASE PROVIDE OUR COUNSEL WITH COPIES OF CMS FORM 855 (OR EARLIER VERSION USED BY HCFA) AND ALL RELATED CORRESPONDENCE FROM EACH
CARRIER/INTERMEDIARY DEMONSTRATING ENROLLMENT AND GOOD STANDING]

37. Each Credit Party is certified for participation in the Medicaid programs offered by the following states:

      Not Applicable.

      [PLEASE PROVIDE OUR COUNSEL WITH COPIES OF ALL RELATED CORRESPONDENCE FROM EACH STATE MEDICAID AGENCY DEMONSTRATING ENROLLMENT]

38. No Credit Party is accredited by a private health care organization accreditation agency, except:

      Not Applicable.

      [PLEASE PROVIDE OUR COUNSEL WITH COPIES OF CURRENT CERTIFICATES OF ACCREDITATION, MOST RECENT ACCREDITATION SURVEY REPORT, DEFICIENCY LISTS, IF ANY, AND PLAN(S) OF CORRECTION, IF ANY]

39. No Credit Party has received notice of non-compliance with state or federal laws or regulations addressing health care fraud and abuse, except:

      Not Applicable.

      [PLEASE PROVIDE OUR COUNSEL WITH COPIES OF EACH CREDIT PARTY'S CORPORATE HEALTHCARE REGULATORY COMPLIANCE PROGRAM].

40. No Credit Party has received notice of non-compliance with any of the regulations promulgated under the Health Insurance Portability and Accountability Act which currently are in effect, except:

      Not Applicable.

      [PLEASE PROVIDE OUR COUNSEL WITH COPIES OF EACH CREDIT PARTY'S HIPAA COMPLIANCE PLAN]

      H. CONTACT INFORMATION

41.   Legal Counsel for the Company is as follows:

      In Canada

              Name of the Firm:               Demiantschuk Milley Burke &
                                              Hoffinger LLP
              Address:                        1200, 1015 - 4th Street, S.W.
                                              Calgary, Alberta, T2R 1J4

              Partner Handling Relationship:  Thomas Milley

              Telephone:                      (403) 252-9937

              Telecopier:                     (403) 263-8529

              E-Mail:                         tom@legalsolutions.ca

      In the USA

              Name of the Firm:               Quarles & Brady LLP
              Address:                        1240, 411 East Wisconsin Avenue
                                              Milwaukee, WI, 53202

              Partner Handling Relationship:  Jim Gatziolis

              Telephone:                      (414) 277-5357

              Telecopier:                     (414) 978-8746

              E-Mail:                         ppinnow@quarles.com

42.   The Certified Public Accountant for the Company is as follows:

              Name of the Firm:               D&H Group LLP

              Address:                        10th Floor, 1333 West Broadway
                                              Vancouver, British Columbia,
                                              V6H 4C1

              Partner Handling Relationship:  Gordon Cummings

43. The Insurance Broker/Bank for the Corporation is as follows:

              Name of the Firm:               ANTHONY CLARK acts as the
                                              insurance broker for
                                              the Corporations

              Address:                        Same as above

              Partner Handling Relationship:  Tony Consalvo

              Telephone:                      (403) 278-8811

A list of the Banks dealing with ANTHONY CLARK, HHI & ADDISON have been delivered to Garret Skiba

                            [Signature page follows]

                  SIGNATURE PAGE TO LOAN AND SECURITY AGREEMENT

                   (Signature page to Information Certificate)

      Bank shall be entitled to rely upon the foregoing in all respects and the undersigned is duly authorized to execute and deliver this Information Certificate.

                             Very truly yours,

                             Anthony Clark International Insurance Brokers Ltd

                             By:__________________________________________
                                      Name: Primo Podorieszach

                             Title: Chief Executive Officer

                             Very truly yours,

                             Addison York Insurance Brokers Ltd

                             By:_________________________________________
                                      Name: Primo Podorieszach

                             Title: Chief Executive Officer

                              LIST OF SCHEDULES TO
                             INFORMATION CERTIFICATE

Schedule "A"      Constating Documents of ANTHONY CLARK
Schedule "B"      Certificate of Status for ADDISON
Schedule "C"      Constating Documents of ADDISON
Schedule "D"      Purchase of assets of Johns Insurance Agency Inc.
Schedule "E"      Purchase of assets of DKWS Enterprises Inc.
Schedule "F"      Purchase of assets of Al Vinciguerra Ltd.
Schedule "G"      Purchase of assets of Schuneman Insurance Agency Inc.
Schedule "H"      Kaplan Agreement
Schedule "I"      List of Stock Options
Schedule "J"      Warrant Agreements
Schedule "K"      Employment Agreement of Primo Podorieszach
Schedule "L"      Employment Agreement of Tony Consalvo
Schedule "M"      Employment Agreement of Shelly Samec
Schedule "N"      Oak Street Funding LLC - Loan Documents
Schedule "O"      Oak Street Funding LLC - Waiver
Schedule "P"      FCC LLC - Loan Documents
Schedule "Q"      FCC LLC - Waiver
Schedule "R"      Emmett Lescroart Loan Documents
Schedule "S"      GVC Financial Fee Agreement
Schedule "T"      List of ANTHONY CLARK Carrier Appointments
Schedule "U"      List of ADDISON Carrier Appointments
Schedule "V"      List of Lease Locations
Schedule "W"      ANTHONY CLARK Capitalization Table
Schedule "X"      ANTHONY CLARK Shareholder Rights Plan
Schedule "Y"      Debt Schedule
Schedule "Z"      Loan to DKWS
Schedule "AA"     Loan to Tony Consalvo
Schedule "BB"     Litigation Schedule
Schedule "CC"     Lien Schedule
Schedule "DD"     List of ADDISON's Pension Plans

                                    EXHIBIT D

                        FORM OF NOTICE OF TERM BORROWING

                         Date: _________________, 200___

      This Notice of Term Borrowing (this "Certificate") is given by ADDISON YORK INSURANCE BROKERS LTD., a Delaware corporation ("Borrower"), pursuant to
Section 2(a) of that certain Amended and Restated Loan and Security Agreement dated as of June 15, 2005 among Borrower, Anthony Clark International Insurance Brokers Ltd., as a Credit Party, Heritage Hill Insurance Ltd., as a Credit Party, Bridge Healthcare Finance, LLC, as Administrative Agent, Bridge Opportunity Finance, LLC, as Lender and as Administrative Agent, and the other financial institutions party thereto as "Lenders" (as such agreement may have been amended, restated, supplemented or otherwise modified from time to time, the "Loan Agreement"). Capitalized terms used herein without definition shall have the meanings set forth in the Loan Agreement.

            The individual executing this Certificate on behalf of Borrower is an Authorized Officer and, as such, is duly authorized to execute and deliver this Certificate on behalf of Borrower. By executing this Certificate such Authorized Officer hereby certifies to Administrative Agent and Lenders that:

(a) In accordance with Section 2 of the Loan Agreement, Borrower hereby irrevocably requests a Term Loan pursuant to the Loan Agreement in the aggregate principal amount of $_________ ("REQUESTED ADVANCE") to be made on _________________, _________ (the "BORROWING DATE"), which day is a
      Business Day.

(c) Immediately after giving effect to the Requested Advance, the aggregate Term Loans outstanding will not exceed either of (i) the Term Loan Facility Cap, or (ii) the Coverage Condition.

            The undersigned hereby certifies that, both before and after giving effect to the request above (i) all of the representations and warranties contained in the Loan Agreement and the other Loan Documents are true, correct and complete as of the date hereof, except to the extent that any such representation or warranty relates to a specific date in which case such representation or warranty is true and correct as of such earlier date, and (ii) no Event of Default has occurred and is continuing on the date hereof.

            IN WITNESS WHEREOF, Borrower has caused this Certificate to be executed by one of its Authorized Officer this _____ day of ________________, 200___.

                                        ADDISON YORK INSURANCE BROKERS
                                        LTD., a Delaware corporation

                                        By:___________________________
                                        Name: ________________________
                                        Title:________________________

                      EXHIBIT E - ASSIGNMENT AND ACCEPTANCE

                   FORM OF ASSIGNMENT AND ACCEPTANCE AGREEMENT

      This Assignment and Acceptance Agreement (this "ASSIGNMENT AGREEMENT") between _____________ (the Assignor) and _______________ (the "ASSIGNEE") is dated as of _____________, 200__. The parties hereto agree as follows:

      1. Preliminary Statement. The Assignor is a party to a Loan and Security Agreement (which, as it may be amended, modified, renewed or extended from time to time, is herein called the "LOAN AGREEMENT") described in Item 1 of Schedule 1 attached hereto ("SCHEDULE 1"). Capitalized terms used herein and not otherwise defined herein shall have the meanings attributed to them in the Loan Agreement.

      2. Assignment and Assumption. The Assignor hereby sells and assigns to the Assignee, and the Assignee hereby purchases and assumes from the Assignor, an interest in and to the Assignor's rights and obligations under the Loan Agreement such that after giving effect to such assignment the Assignee shall have purchased pursuant to this Assignment Agreement the percentage interest specified in Item 3 of Schedule 1 of all outstanding rights and obligations under the Loan Agreement relating to the facilities listed in Item 3 of Schedule 1 and the other Loan Documents. The aggregate Loans and Revolving Loan Commitment purchased by the Assignee hereunder is set forth in Item 4 of
Schedule 1.

      3. Effective Date. The effective date of this Assignment Agreement (the "EFFECTIVE DATE") shall be the later of the date specified in Item 5 of Schedule 1 or two (2) Business Days (or such shorter period agreed to by the Agents) after a Notice of Assignment substantially in the form of Appendix I (attached hereto) has been delivered to Revolving Loan Administrative Agent or Term Loan Administrative Agent, as applicable. Such Notice of Assignment must include the consents, if any, required to be delivered to Agents and the Company by Section 19 of the Loan Agreement. In no event will the Effective Date occur if the payments required to be made by the Assignee to the Assignor on the Effective Date under Sections 4 and 5 hereof are not made on the proposed Effective Date. The Assignor will notify the Assignee of the proposed Effective Date no later than the Business Day prior to the proposed Effective Date. As of the Effective Date, (i) the Assignee shall have the rights and obligations of a Lender under the Loan Documents with respect to the rights and obligations assigned to the Assignee hereunder and (ii) the Assignor shall relinquish its rights and be released from its corresponding obligations under the Loan Documents with respect to the rights and obligations assigned to the Assignee hereunder.

      4. Payments Obligations. On and after the Effective Date, the Assignee shall be entitled to receive from Revolving Loan Administrative Agent or Term Loan Administrative Agent, as applicable, all payments of principal, interest and fees with respect to the interest assigned hereby. The Assignee shall advance funds directly to Revolving Loan Administrative Agent or Term Loan Administrative Agent, as applicable, with respect to all Loans and reimbursement payments made on or after the Effective Date with respect to the interest assigned hereby. In consideration for the sale and assignment of Loans hereunder, the Assignee shall pay the Assignor, on the Effective Date, an amount equal to the principal amount of the portion of all

                                  EXHIBIT E - 1

Loans assigned to the Assignee hereunder. The Assignee will also promptly remit to the Assignor any amounts of interest on Loans and fees received from Revolving Loan Administrative Agent or Term Loan Administrative Agent, as applicable, that relate to the portion of the Loans assigned to the Assignee hereunder for periods prior to the Effective Date, and not previously paid by the Assignee to the Assignor.(1) In the event that either party hereto receives any payment to which the other party hereto is entitled under this Assignment Agreement, then the party receiving such amount shall promptly remit it to the other party hereto.

      5. Fees Payable to Agents. [Assignor] agrees to pay a $3,500 processing fee required to be paid to Revolving Loan Administrative Agent and/or Term Loan Administrative Agent, as applicable, in connection with this Assignment Agreement.(2)

      6. Representations of The Assignor; Limitations on the Assignor's Liability. The Assignor represents and warrants that it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim created by the Assignor. It is understood and agreed that the assignment and assumption hereunder are made without recourse to the Assignor and that the Assignor makes no other representation or warranty of any kind to the Assignee. Neither the Assignor, Agents, nor any other Lender, nor any of its officers, directors, employees, agents or attorneys shall be responsible for (i) the due execution, legality, validity, enforceability, genuineness, sufficiency or collectibility of any Loan Document, including without limitation, documents granting the Assignor, Agents and the other Lenders a security interest in assets of any Obligor, (ii) any representation, warranty or statement made in or in connection with any of the Loan Documents, (iii) the financial condition or creditworthiness of any Obligor, (iv) the performance of or compliance with any of the terms or provisions of any of the Loan Documents, (v) inspecting any of the property, books or records of any Obligor, (vi) the validity, enforceability, perfection, priority, condition, value or sufficiency of any collateral securing or purporting to secure the Loans or (vii) any mistake, error of judgment, or action taken or omitted to be taken in connection with the Loans or the Loan Documents.

      7. Representations of the Assignee. The Assignee (i) confirms that it has received a copy of the Loan Agreement, together with copies of the financial statements requested by the Assignee and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment Agreement, (ii) agrees that it will, independently and without reliance upon Agents, the Assignor or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents, (iii) appoints and authorizes Revolving Loan Administrative Agent or Term Loan Administrative Agent, as applicable, to take such action as agent on its behalf and to exercise such powers under the Loan

----------
(1) Each Assignor may insert its standard payment provisions in lieu of the payment terms included in this Exhibit.

(2)   Assignor and Assignee to insert applicable payment terms.

                                  EXHIBIT E - 2

Documents as are delegated to Revolving Loan Administrative Agent and/or Term Loan Administrative Agent, as applicable, by the terms thereof, together with such powers as are reasonably incidental thereto, (iv) agrees that it will perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender, (v) agrees that its payment instructions and notice instructions are as set forth in the attachment to Schedule 1, and (vi) confirms that none of the funds, monies, assets or other consideration being used to make the purchase and assumption hereunder are "plan assets" as defined under ERISA and that its rights, benefits and interests in and under the Loan Documents will not be "plan assets" under ERISA.

      8. Indemnity. The Assignee agrees to indemnify and hold the Assignor harmless against any and all losses, costs and expenses (including, without limitation, reasonable attorneys' fees) and liabilities incurred by the Assignor in connection with or arising in any manner from the Assignee's non-performance of the obligations assumed under this Assignment Agreement.

      9. Subsequent Assignments. After the Effective Date, the Assignee shall have the right pursuant to Section 19 of the Loan Agreement to assign the rights which are assigned to the Assignee hereunder to any entity or person, provided that (i) any such subsequent assignment does not violate any of the terms and conditions of the Loan Documents or any law, rule, regulation, order, writ, judgment, injunction or decree and that any consent required under the terms of the Loan Documents has been obtained and (ii) unless the prior written consent of the Assignor is obtained, the Assignee is not thereby released from its obligations to the Assignor hereunder, if any remain unsatisfied, including, without limitation, its obligations under Section 4, 5 and 8 hereof.

      10. Reductions of Aggregate Revolving Loan Commitment. If any reduction in the aggregate Revolving Loan Commitment occurs between the date of this Assignment Agreement and the Effective Date, the percentage interest specified in Item 3 of Schedule 1 shall remain the same, but the dollar amount purchased shall be recalculated based on the reduced aggregate Revolving Loan Commitment.

      11. Entire Agreement. This Assignment Agreement and the attached Notice of Assignment embody the entire agreement and understanding between the parties hereto and supersede all prior agreements and understandings between the parties hereto relating to the subject matter hereof.

      12. Governing Law. This Assignment Agreement shall be governed by and interpreted and enforced in accordance with the internal laws (without regard to conflicts of law provisions) of the State of Illinois.

      13. Notices. Notices shall be given under this Assignment Agreement in the manner set forth in the Loan Agreement. For the purpose hereof, the addresses of the parties hereto (until notice of a change is delivered) shall be the address set forth in the attachment to Schedule 1.

                               [SIGNATURES FOLLOW]

                                 EXHIBIT E - 3

      IN WITNESS WHEREOF, the parties hereto have executed this Assignment Agreement by their duly authorized officers as of the date first above written.

                                     [NAME OF ASSIGNOR]

                                     By:___________________________________
                                     Name:___________________________________
                                     Title:___________________________________

                                     [NAME OF ASSIGNEE]

                                     By:___________________________________
                                     Name:___________________________________
                                     Title:___________________________________

                                  EXHIBIT E - 4

                      EXHIBIT E - ASSIGNMENT AND ACCEPTANCE

                   FORM OF ASSIGNMENT AND ACCEPTANCE AGREEMENT

     This Assignment and Acceptance Agreement (this "ASSIGNMENT AGREEMENT") between _____________ (the Assignor) and _______________ (the "ASSIGNEE") is dated as of _____________, 200__. The parties hereto agree as follows:

     1. Preliminary Statement. The Assignor is a party to a Loan and Security Agreement (which, as it may be amended, modified, renewed or extended from time to time, is herein called the "LOAN AGREEMENT") described in Item 1 of Schedule 1 attached hereto ("SCHEDULE 1"). Capitalized terms used herein and not otherwise defined herein shall have the meanings attributed to them in the Loan Agreement.

     2. Assignment and Assumption. The Assignor hereby sells and assigns to the Assignee, and the Assignee hereby purchases and assumes from the Assignor, an interest in and to the Assignor's rights and obligations under the Loan Agreement such that after giving effect to such assignment the Assignee shall have purchased pursuant to this Assignment Agreement the percentage interest specified in Item 3 of Schedule 1 of all outstanding rights and obligations under the Loan Agreement relating to the facilities listed in Item 3 of Schedule 1 and the other Loan Documents. The aggregate Loans and Revolving Loan Commitment purchased by the Assignee hereunder is set forth in Item 4 of
Schedule 1.

     3. Effective Date. The effective date of this Assignment Agreement (the "EFFECTIVE DATE") shall be the later of the date specified in Item 5 of Schedule 1 or two (2) Business Days (or such shorter period agreed to by the Agents) after a Notice of Assignment substantially in the form of Appendix I (attached hereto) has been delivered to Revolving Loan Administrative Agent or Term Loan Administrative Agent, as applicable. Such Notice of Assignment must include the consents, if any, required to be delivered to Agents and the Company by Section 19 of the Loan Agreement. In no event will the Effective Date occur if the payments required to be made by the Assignee to the Assignor on the Effective Date under Sections 4 and 5 hereof are not made on the proposed Effective Date. The Assignor will notify the Assignee of the proposed Effective Date no later than the Business Day prior to the proposed Effective Date. As of the Effective Date, (i) the Assignee shall have the rights and obligations of a Lender under the Loan Documents with respect to the rights and obligations assigned to the Assignee hereunder and (ii) the Assignor shall relinquish its rights and be released from its corresponding obligations under the Loan Documents with respect to the rights and obligations assigned to the Assignee hereunder.

     4. Payments Obligations. On and after the Effective Date, the Assignee shall be entitled to receive from Revolving Loan Administrative Agent or Term Loan Administrative Agent, as applicable, all payments of principal, interest and fees with respect to the interest assigned hereby. The Assignee shall advance funds directly to Revolving Loan Administrative Agent or Term Loan Administrative Agent, as applicable, with respect to all Loans and reimbursement payments made on or after the Effective Date with respect to the interest assigned hereby. In consideration for the sale and assignment of Loans hereunder, the Assignee shall pay the Assignor, on the Effective Date, an amount equal to the principal amount of the portion of all


                                   EXHIBIT E-1

Loans assigned to the Assignee hereunder. The Assignee will also promptly remit to the Assignor any amounts of interest on Loans and fees received from Revolving Loan Administrative Agent or Term Loan Administrative Agent, as applicable, that relate to the portion of the Loans assigned to the Assignee hereunder for periods prior to the Effective Date, and not previously paid by the Assignee to the Assignor.(1) In the event that either party hereto receives any payment to which the other party hereto is entitled under this Assignment Agreement, then the party receiving such amount shall promptly remit it to the other party hereto.

     5. Fees Payable to Agents. [Assignor] agrees to pay a $3,500 processing fee required to be paid to Revolving Loan Administrative Agent and/or Term Loan Administrative Agent, as applicable, in connection with this Assignment Agreement.(2)

     6. Representations of The Assignor; Limitations on the Assignor's Liability. The Assignor represents and warrants that it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim created by the Assignor. It is understood and agreed that the assignment and assumption hereunder are made without recourse to the Assignor and that the Assignor makes no other representation or warranty of any kind to the Assignee. Neither the Assignor, Agents, nor any other Lender, nor any of its officers, directors, employees, agents or attorneys shall be responsible for (i) the due execution, legality, validity, enforceability, genuineness, sufficiency or collectibility of any Loan Document, including without limitation, documents granting the Assignor, Agents and the other Lenders a security interest in assets of any Obligor, (ii) any representation, warranty or statement made in or in connection with any of the Loan Documents, (iii) the financial condition or creditworthiness of any Obligor, (iv) the performance of or compliance with any of the terms or provisions of any of the Loan Documents, (v) inspecting any of the property, books or records of any Obligor, (vi) the validity, enforceability, perfection, priority, condition, value or sufficiency of any collateral securing or purporting to secure the Loans or (vii) any mistake, error of judgment, or action taken or omitted to be taken in connection with the Loans or the Loan Documents.

     7. Representations of the Assignee. The Assignee (i) confirms that it has received a copy of the Loan Agreement, together with copies of the financial statements requested by the Assignee and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment Agreement, (ii) agrees that it will, independently and without reliance upon Agents, the Assignor or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents, (iii) appoints and authorizes Revolving Loan Administrative Agent or Term Loan Administrative Agent, as applicable, to take such action as agent on its behalf and to exercise such powers under the Loan

----------
(1) Each Assignor may insert its standard payment provisions in lieu of the payment terms included in this Exhibit.

(2)  Assignor and Assignee to insert applicable payment terms.


                                   EXHIBIT E-2

Documents as are delegated to Revolving Loan Administrative Agent and/or Term Loan Administrative Agent, as applicable, by the terms thereof, together with such powers as are reasonably incidental thereto, (iv) agrees that it will perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender, (v) agrees that its payment instructions and notice instructions are as set forth in the attachment to Schedule 1, and (vi) confirms that none of the funds, monies, assets or other consideration being used to make the purchase and assumption hereunder are "plan assets" as defined under ERISA and that its rights, benefits and interests in and under the Loan Documents will not be "plan assets" under ERISA.

     8. Indemnity. The Assignee agrees to indemnify and hold the Assignor harmless against any and all losses, costs and expenses (including, without limitation, reasonable attorneys' fees) and liabilities incurred by the Assignor in connection with or arising in any manner from the Assignee's non-performance of the obligations assumed under this Assignment Agreement.

     9. Subsequent Assignments. After the Effective Date, the Assignee shall have the right pursuant to Section 19 of the Loan Agreement to assign the rights which are assigned to the Assignee hereunder to any entity or person, provided that (i) any such subsequent assignment does not violate any of the terms and conditions of the Loan Documents or any law, rule, regulation, order, writ, judgment, injunction or decree and that any consent required under the terms of the Loan Documents has been obtained and (ii) unless the prior written consent of the Assignor is obtained, the Assignee is not thereby released from its obligations to the Assignor hereunder, if any remain unsatisfied, including, without limitation, its obligations under Section 4, 5 and 8 hereof.

     10. Reductions of Aggregate Revolving Loan Commitment. If any reduction in the aggregate Revolving Loan Commitment occurs between the date of this Assignment Agreement and the Effective Date, the percentage interest specified in Item 3 of Schedule 1 shall remain the same, but the dollar amount purchased shall be recalculated based on the reduced aggregate Revolving Loan Commitment.

     11. Entire Agreement. This Assignment Agreement and the attached Notice of Assignment embody the entire agreement and understanding between the parties hereto and supersede all prior agreements and understandings between the parties hereto relating to the subject matter hereof.

     12. Governing Law. This Assignment Agreement shall be governed by and interpreted and enforced in accordance with the internal laws (without regard to conflicts of law provisions) of the State of Illinois.

     13. Notices. Notices shall be given under this Assignment Agreement in the manner set forth in the Loan Agreement. For the purpose hereof, the addresses of the parties hereto (until notice of a change is delivered) shall be the address set forth in the attachment to Schedule 1.

                               [SIGNATURES FOLLOW]


                                   EXHIBIT E-3

     IN WITNESS WHEREOF, the parties hereto have executed this Assignment Agreement by their duly authorized officers as of the date first above written.

                                        [NAME OF ASSIGNOR]


                                        By:
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------

                                        [NAME OF ASSIGNEE]


                                        By:
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------


                                   EXHIBIT E-4

                       ASSIGNMENT AND ACCEPTANCE AGREEMENT
                                   SCHEDULE 1

1.   Description and Date of Loan Agreement:

     LOAN AND SECURITY AGREEMENT dated as of June 15, 2005 by and among BRIDGE HEALTHCARE FINANCE, LLC, a Delaware limited liability company (in its individual capacity, "Bridge Healthcare"), as Administrative Agent for itself and all other lenders from time to time a party hereto (in such capacity, "Administrative Agent" and Addison York Insurance Brokers Ltd., Heritage Hill Insurance Ltd. and Anthony Clark International Insurance Brokers Ltd. collectively referred to as the "Credit Parties").

2.   Date of Assignment Agreement: ______________, 200___.

3.   Amounts to be Assigned (As of Date of Item 2 above):

Total of Term Loans and Term Loan Commitments Under the       $__________
Loan Agreement

Assignees Percentage of Term Loans Purchased under the         ___%
Assignment Agreement

Amount of Assigned Share of Term Loans Under the Assignment   $_______
Agreement

4.   Assignee's Aggregate Term Loan and Term Loan Commitment Amount Purchased
     Hereunder:               $___________

5.   Proposed Effective Date: _____________ ___, _______

Accepted and Agreed:

[NAME OF ASSIGNOR]                      [NAME OF ASSIGNEE]


By:                                     By:
    ---------------------------------       ------------------------------------
Name:                                   Name:
      -------------------------------         ----------------------------------
Title:                                  Title:
       ------------------------------          ---------------------------------


                                   EXHIBIT E-5

                Attachment to SCHEDULE 1 to ASSIGNMENT AGREEMENT

         Attach Assignor's Administrative Information Sheet, which must include notice address for the Assignor and the Assignee

All notices to Assignee in connection with the Loan Agreement shall be sent to:

                    ________________________________________

                    ________________________________________

                    ________________________________________

                    ________________________________________

Wire Transfer instructions for the Assignee are as follows:

                    ________________________________________

                    ABA # __________________________________

                    Acct. No. ______________________________

                    Credit to: _____________________________


                                   EXHIBIT E-6

                                   APPENDIX I
                             to Assignment Agreement

                                     NOTICE
                                  OF ASSIGNMENT

                                                           ____________, _______

     To:   ADMINISTRATIVE AGENT:
           BRIDGE HEALTHCARE FINANCE, LLC
           BRIDGE OPPORTUNITY FINANCE, LLC
           233 South Wacker Drive, 53rd Floor
           Chicago, Illinois 60606
           Attn: Chief Credit Officer
           Fax: (312) 334-4449

           BORROWER:
           Addison York Insurance Brokers Ltd.

           ________________________________________

           ________________________________________

           Phone: _________________________________

           Fax: ___________________________________

     From: [NAME OF ASSIGNOR] (the "Assignor")
           [NAME OF ASSIGNEE] (the "Assignee")

     1. We refer to that Loan and Security Agreement (the "Loan Agreement") described in Item 1 of Schedule 1 attached hereto ("Schedule 1"). Capitalized terms used herein and not otherwise defined herein shall have the meanings attributed to them in the Loan Agreement.

     2. This Notice of Assignment (this "Notice") is given and delivered to the Borrower and the Administrative Agent pursuant to Section 20 of the Loan Agreement.

     3. The Assignor and the Assignee have entered into an Assignment Agreement, dated as of ____________, 200__ (the "Assignment"), pursuant to which, among other things, the Assignor has sold, assigned, delegated and transferred to the Assignee, and the Assignee has purchased, accepted and assumed from the Assignor the percentage interest specified in Item 3 of Schedule 1 of all outstandings, rights and obligations under the Loan Agreement relating to the facilities listed in Item 3 of Schedule 1. The Effective Date of the Assignment shall be the later of the date specified in Item 5 of Schedule 1 or two (2) Business Days (or such shorter period as agreed to by the Agent) after this Notice of Assignment and any consents and fees required by Section 20 of the Loan Agreement have been delivered to the Agent, provided that the Effective Date shall not occur if any condition precedent agreed to by the Assignor and the Assignee has not been satisfied.


                                   EXHIBIT E-7

     4. The Assignor and the Assignee hereby give to the Borrower and the Administrative Agent notice of the assignment and delegation referred to herein. The Assignor will confer with the Administrative Agent before the date specified in Item 5 of Schedule 1 to determine if the Assignment Agreement will become effective on such date pursuant to Section 3 hereof, and will confer with the Administrative Agent to determine the Effective Date pursuant to Section 3 hereof if it occurs thereafter. The Assignor shall notify the Administrative Agent if the Assignment Agreement does not become effective on any proposed Effective Date as a result of the failure to satisfy the conditions precedent agreed to by the Assignor and the Assignee. At the request of the Administrative Agent, the Assignor will give the Administrative Agent written confirmation of the satisfaction of the conditions precedent.

     5. The Assignor or the Assignee shall pay to the Administrative Agent on or before the Effective Date the processing fee of $3,500 required by Section 20 of the Loan Agreement.

     6. If Notes are outstanding on the Effective Date, the Assignor and the Assignee request and direct that the Administrative Agent prepare and cause the applicable Obligors to execute and deliver new Notes or, as appropriate, replacements notes, to the Assignor and the Assignee. The Assignor and, if applicable, the Assignee each agree to deliver to the Administrative Agent the original Note received by it from such Obligors upon its receipt of a new Note in the appropriate amount.

     7. The Assignee advises the Administrative Agent that notice and payment instructions are set forth in the attachment to Schedule 1.

     8. The Assignee hereby represents and warrants that none of the funds, monies, assets or other consideration being used to make the purchase pursuant to the Assignment are "plan assets" as defined under ERISA and that its rights, benefits, and interests in and under the Loan Documents will not be "plan assets" under ERISA.

     9. The Assignee authorizes the Administrative Agent to act as its Administrative Agent under the Loan Agreement and other Loan Documents in accordance with the terms thereof. The Assignee acknowledges that the Administrative Agent has no duty to supply information with respect to any Obligor or the Loan Documents to the Assignee until the Assignee becomes a party to the Loan Agreement.


                                   EXHIBIT E-8

[NAME OF ASSIGNOR]                      [NAME OF ASSIGNEE]


By:                                     By:
    ---------------------------------       ------------------------------------
Name:                                   Name:
      -------------------------------         ----------------------------------
Title:                                  Title:
       ------------------------------          ---------------------------------


ACKNOWLEDGED AND CONSENTED TO:


BRIDGE HEALTHCARE FINANCE, LLC,
a Delaware limited liability company,
as Administrative Agent


By:
    ---------------------------------
Name:
      -------------------------------
Title:
       ------------------------------


BRIDGE OPPORTUNITY FINANCE, LLC,
a Delaware limited liability company,
as Administrative Agent


By:
    ---------------------------------
Name:
      -------------------------------
Title:
       ------------------------------


                                        ADDISON YORK INSURANCE BROKERS LTD.


                                        By:
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------

                 [Attach photocopy of Schedule 1 to Assignment]


                                   EXHIBIT E-9

                          SCHEDULE 1 - PERMITTED LIENS

Various unperfected subordinate security interests in the Accounts granted by the Credit Parties from time to time to Canadian insurance carriers and wholesalers for the portion of premiums collected by the Credit parties due to insurance companies.

Capital lease liens:

Anthony Clark International Insurance Brokers Ltd.

         - Citicorp Vendor Finance, Ltd.

Addison York Insurance Brokers Ltd.

         - Ikon Financial Services

         - Butler Capital Corporation

         - Wells Fargo Financing Leasing, Inc.

         - Safeco Credit

         - Discovery Office Systems

         - Premier Capital Group

         - Newcourt Financial Ltd.

                                 SCHEDULE 1 - 1

               SCHEDULE 11(b) - BUSINESS AND COLLATERAL LOCATIONS;
                               CERTAIN COLLATERAL

      Attached to and made a part of that certain Loan and Security Agreement of even date herewith among Addison York Insurance Brokers Ltd. ("Borrower") and Anthony Clark International Insurance Brokers Ltd. and Heritage Hill Insurance Brokers Ltd. (collectively referred to as the "CREDIT PARTIES"), Administrative Agent, and the lenders from time to time a party thereto.

A. Credit Parties' business locations (please indicate which location is the principal place of business and at which locations originals and all copies of Credit Parties' books, records and accounts are kept).

CANADA

#          LOCATION                  LESSEE/ADDRESS
    1 Southport Road   Anthony Clark Int'l Insurance Brokers Ltd.
                       #355, 10333 Southport Road SW
                       Calgary, AB T2W 3X6
                       (Principal place of business with books and records)

    2 Glendeer Circle  Heritage Hill Insurance Brokers Ltd.
                       LM3 155 Glendeer Circle SE
                       Calgary, AB T2H 2S8
                       (Principal place of business with books and records)

    3 Visions          Anthony Clark Int'l Insurance Brokers Ltd.
                       Bay 9, 57 West Aarsby Rd
                       Cochrane, AB T0L 0W4

    4 Donna Sorestad   Anthony Clark Int'l Insurance Brokers Ltd.
                       2D- 110 Kananaskis Way
                       Canmore, AB T1W 2X2

    5 Gene Kosik       Anthony Clark Int'l Insurance Brokers Ltd.
                       #7, 5221-46th Street
                       Olds, AB
                       T4H 1T5

    6 Terry Kalmbach   Anthony Clark Int'l Insurance Brokers Ltd.
                       Box 1749, Suite D, 508 1 Street West
                       Cochrane, AB
                       T1W 1N6

                               SCHEDULE 11( ) - 1

CALIFORNIA

      LOCATION                        LESSEE/ADDRESS
1 San Francisco        Vista International Insurance Brokers
                       1701 Novato Blvd., Suite 100 & 107
                       Novato, California 94947 (Principal place of business
                       with books and records)

2 Los Angeles          Johns Insurance Agency
                       125 East Wheeler Avenue
                       Arcadia, CA 91006
                       (Principal place of business with books and records)

VIRGINIA

   LOCATION               LESSEE/ADDRESS
1 Newton           Addison York Insurance Brokers Ltd.
                   154 Newton Road
                   Virginia Beach, Virginia 23462
                   (Principal place of business with books and records)

2 Cromwell         Addison York Insurance Brokers Ltd.
                   2604 Cromwell Drive
                   Norfolk, Virginia 23509

3 Portsmouth Blvd. Addison York Insurance Brokers Ltd.
                   4500 Portsmouth Blvd
                   Portsmouth, Virginia 23701

4 Lynn Haven       Affordable Insurance Agency
                   918 S., Lynnhaven Road
                   Virginia Beach, Virginia 23452

5 Suffolk          Addison York Insurance Brokers Ltd.
                   246, Holladay Street

                               SCHEDULE 11( ) - 2

                   Suffolk, Virginia 23434

6 Poplar Hall      Affordable Insurance Agency
                   5731-A Poplar Hall Drive

VIRGINIA

    LOCATION           LESSEE/ADDRESS
                    Norfolk, Virginia 23502

7 Hampton          Al Vincent's Insurance Agency
                   8104 Roanoke Avenue
                   Hampton, Virginia 23605

8 Chesapeake       Al Vincent's Insurance Agency
                   1024 N Battlefield Blvd
                   Chesapeake, Virginia 23320

9 Widgeon          Auto Insurance Experts
                   880-B Widgeon Rd
                   Norfolk, Virginia 23513

10 Green Run       Auto Insurance Experts
                   2052 S Independence Blvd
                   Suite # 3
                   Virginia Beach, Virginia 23453

11 Mercury Blvd    Affordable Insurance Agency
                   5011 W Mercury Blvd.
                   Hampton, Virginia 23605

12 STORAGE         Addison York Insurance Brokers Ltd.
                   5759A Princess Anne Road
                   Norfolk, Virginia

CHICAGO

           LOCATION           LESSEE/ADDRESS

                               SCHEDULE 11( ) - 3

1 Sterling             Schuneman Insurance Agency
                       Box 654
                       Sterling, IL 61081 (Principal place of business with books and records)

B. Other locations of Collateral (including, without limitation, warehouse locations, processing locations, consignment locations) and all post office boxes of Credit Parties. Please indicate the relationship of such location to Credit Parties (i.e., public warehouse, processor, etc.).

      Anthony Clark International Insurance Brokers Ltd./Heritage Hill Insurance Brokers Ltd.

            -P.O. Box 2760, Station "M", Calgary, AB T2P 3C2

      Addison York Insurance Brokers Ltd.

            -P.O. Box 654, Sterling, IL 61081

            -P.O. Box 660339, Arcadia, California 91066

      C.    Bank Accounts of Credit Parties:

                   COMPANY                     BANK                   ACCOUNT TYPE         ACCOUNT #
1.   Anthony Clark Int'l Insurance       Royal Bank of Canada         Operating            100-331-8
                                         3711, 61st Avenue SE
                                         Calgary, AB T2C 1V5

2.   Anthony Clark Int'l Insurance       Royal Bank of Canada         Lock Box             119-622-9
                                         330, 8th Avenue SW
                                         Calgary, AB T2P 1C4

3.   Anthony Clark Int'l Insurance       Royal Bank of Canada         US$ operating        403-232-2
                                         330, 8th Avenue SW
                                         Calgary, AB T2P 1C4

4.   Addison York Insurance Brokers      Royal Bank of Canada         Operating (Cdn$)     122-129-0
     Ltd.                                330, 8th Avenue SW
                                         Calgary, AB T2P 1C4

5.   Addison York Insurance Brokers      Royal Bank of Canada         Operating (US$)      403-138-1
     Ltd.                                330, 8th Avenue SW
                                         Calgary, AB T2P 1C4

                               SCHEDULE 11( ) - 4

6.   Heritage Hill Insurance Ltd.        Royal Bank of Canada         Operating             100-302-9
                                         3711,61st Avenue SE
                                         Calgary, AB T2C 1V5

7.   Heritage Hill Insurance Ltd.        Royal Bank of Canada         Lock Box              119-621-1
                                         330, 8th Avenue SW
                                         Calgary, AB T2P 1C4

8.   Addison York Insurance Brokers      Bank of Marin                Operating            05-312-244
     Ltd.                                1450 Grant Avenue
     (Vista Agency)                      Novato, CA 94945

               Company                     Bank                       Account Type          Account #
9.   Addison York Insurance Brokers      Bank of Marin                Trust                  05-312-251
     Ltd.                                1450 Grant Avenue
     (Vista Agency)                      Novato, CA 94945

10.  Addison York Insurance Brokers
     Ltd.                                Bank of Marin                Operating              05-312-277
     (Johns Agency)                      1450 Grant Avenue
                (To be closed)           Novato, CA 94945

11.  Addison York Insurance Brokers
     Ltd.                                Bank of Marin                Trust                  05-312-285
     (Johns Agency)                      1450 Grant Avenue
     (To be closed)                      Novato, CA 94945

12.  Addison York Insurance Brokers
     Ltd.                                Towne Bank                   Operating            02-211-20360
     (Vincuguerra Agency)                1312  Greenbrier Parkway     Payroll              02-211-20343
                                         Chesapeake, VA 23320         Newtown              02-211-21471
                                                                      Cromwell             02-211-20459
                                         Tricia Randall (Contact)     Portsmouth Blvd      02-211-20432
                                         757-548-7202 - Off           Lynnhaven            02-211-20378
                                         757-548-5732 - Fax           Suffolk              02-211-21480
                                         757-418-0655 - Cell          Poplar Hall          02-211-21501
                                                                      Hampton              02-211-20424
                                                                      Chesapeake           02-211-20386
                                                                      Widgeon              02-211-21510
                                                                      Green Run            02-211-21498

13.  Addison York Insurance Brokers
     Ltd.                                Sauk Valley Bank             Business Acct           100444001

                               SCHEDULE 11( ) - 5

(Schuneman Agency)                  201 West, 3rd Street         Money Market            100444030
(These accounts are still
being set up)                       Sterling, IL 61081           Trust                   100444201

D.    Certain Collateral

      a.    Intellectual Property None

      b.    Instruments

            1. Promissory Note in the amount of $40,000 payable by Tony Consalvo and payable to Parent.

            2. Promissory Note in its original amount of $150,000 payable by DKWS Enterprises, Inc. and payable to Borrower.

      c.    Deposit Accounts

            None

      d.    Investment Property

            None

      e.    Letter-of-Credit Rights

            None

      f.    Chattel Paper

            None

      g.    Documents

            None

      h.    Commercial Tort Claims

            None

      i.    Certificate of Title Goods

            None

      j.    Collateral with Third Parties

            None

                               SCHEDULE 11( ) - 6

                    h.   Commercial Tort Claims

                    i.   Certificate of Title Goods

                    j.   Collateral with Third Parties


                               SCHEDULE 11(B) - 2

                           SCHEDULE 11(f) - LITIGATION

      There are several pending claims against the Credit Parties for errors and omissions with respect to insurance coverage. The Credit Parties are fully insured for all such claims, either pursuant to an errors and omissions insurance policy or under the agreements with the various insurance companies represented by the Credit Parties.

                               SCHEDULE 11( ) - 1

                     SCHEDULE 11(h) - AFFILIATE TRANSACTIONS

      Parent advances amounts to Borrower for funding operations. To date such advances have been added to Parent's investment in subsidiary account and to Borrower's stated capital.

                               SCHEDULE 11( ) - 1

                      SCHEDULE 11(i) - NAMES & TRADE NAMES

      Anthony Clark International Insurance Brokers Ltd.

      Heritage Hill Insurance Ltd.

      Addison York Insurance Brokers Ltd.

            John's Insurance Agency

            Schuneman Insurance Agency

            Vista International Insurance Brokers

            Al Vincent's Insurance Agency

            Auto Insurance Experts

            Affordable Insurance Agency of Tidewater

            Addison York [Chesapeake City]

            Addison York [Norfolk City]

            Addison York [Portsmouth City]

            Addison York [Virginia Beach City]

                               SCHEDULE 11( ) - 1

                          SCHEDULE 11(m) - INDEBTEDNESS

1. Indebtedness to FCC, LCC under the Loan and Security Agreement dated as of June 3, 2004 with FCC, LLC.

2. Indebtedness to Oak Street Funding LLC under the Credit Agreement dated March 19, 2004 with Oak Street Funding LLC which is being amended and restated hereby.

3.    Capital Leases

      Addison York Insurance Brokers Ltd.

                  a. Butler Capital Corporation (previously provided to Administrative Agent)

                  b. IKON Financial Services (previously provided to Administrative Agent)

                  c. Wells Fargo Financial Leasing Inc. (previously provided to Administrative Agent)

                  d)    Safeco Credit

                  e)    Discovery Office Systems

                  f)    Premier Capital Group

                  g)    Newcourt Financial Ltd.

            Anthony Clark International Insurance Brokers Ltd.

                  a. Citicorp Vendor Finance, Ltd. (previously provided to Administrative Agent)

4.    Permitted Subordinated Debt

                               SCHEDULE 11( ) - 1

              SCHEDULE 11(o) - PARENT, SUBSIDIARIES AND AFFILIATES

Anthony Clark International Insurance Brokers Ltd. Parent

      Addison York Insurance Brokers Ltd. (wholly owned subsidiary of Anthony Clark International Insurance Brokers Ltd.)

      Heritage Hill Insurance Ltd. (wholly owned subsidiary of Anthony Clark International Insurance Brokers Ltd.)

Anthony Clark International Insurance Brokers Ltd. (Joint Ventures):

      Reid Lillico (Canadian Risk Management Services, Ltd.)
      Terry Kalmbach (Terry A. Kalmbach Insurance)
      Iqbal Lalani (Universal Insurance Brokers Ltd.)
      Tom Nault
      John Thomas (Canadian Insurance Consultants Ltd)
      Hoa Nguyen
      Henri Campeau (Campeau Insurance Agencies)
      Toni Creasy

Addison York Insurance Brokers Ltd. (Joint Ventures):

      Pasadena Insurance Agency, Inc.
      Wade Hansen
      Sullivan Company
      Philip Lehman Company
      Malone & McCulley
      Boyer Insurance Services

Capitalization:

      Anthony Clark International Insurance Brokers Ltd.
            Authorized: Unlimited common shares without par value.
            Issued: 7,955,153
            Stock Options: Reserved under Stock Option Plan 1,309,811 Stock Options: Outstanding 1,290,411
            Stock Options: Vested 1,277,411

      Heritage Hill Insurance Brokers Ltd.
            Authorized: Unlimited Class A, B,C and D common shares and unlimited number of Class E preferred shares without par value.
            Outstanding: 100 Class A, 100 Class B, 100 Class C, 100 Class D; 4,000 Class E Issued and Outstanding.

      Addison York Insurance Brokers Ltd.
            Authorized: 3,000 Common Stock par value .01 per share
            Issued: 1,000 issued and outstanding.

                               SCHEDULE 11( ) - 1

                            SCHEDULE 11(p) - DEFAULTS

1. Letter dated May 10, 2005 from Evan G. Jones, Senior Vice President of FCC, LLC advising Borrower that Borrower failed to satisfy financial covenants contained in the Loan and Security Agreement between Addison York Insurance Brokers Ltd. and FCC, LLC d/b/a First Capital. Letter also provided notice that Borrower was in default of Section 13 and Section 26 of the Schedule to Loan Agreement.

2. Borrower has been advised by Oak Street Funding that it believes that the Borrower has failed to satisfy financial covenants contained in the Credit Agreement dated March 19, 2004.

                               SCHEDULE 11( ) - 1

                        SCHEDULE 11(q) - EMPLOYEE MATTERS

John Kabaker. Kabaker is the principal of the Vista Insurance Agency Inc., a company whose business was acquired by the Borrower in October, 2003. Upon completion of the acquisition, Kabaker was named President of Addison York Insurance Brokers Ltd.. The acquired business has underperformed. Kabaker's compensation has been reduced consistent with his employment agreement. Kabaker has disputed the reduction in compensation and has made certain claims for additional compensation. Borrower has retained counsel in this matter and counsel advises and Borrower concurs that the disputes will be resolved without material additional expense to the Borrower.

                               SCHEDULE 11( ) - 1

                     SCHEDULE 11(S) - ENVIRONMENTAL MATTERS

                                     (NONE)

                               SCHEDULE 11( ) - 1